Form 20-F
period 2002-09-30
CARLTON COMMUNICATIONS PLC
filed 2003-03-27
CIK 765245

Use these links to rapidly review the document
TABLE OF CONTENTS
Item 18. Financial Statements

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                      to                                     .

Commission file number: 0-15252

CARLTON COMMUNICATIONS PLC
(Exact name of Registrant as specified in its charter)

England
(Jurisdiction of incorporation or organization)

25 Knightsbridge
London SW1X 7RZ
England
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Exchangeable Capital Securities ("X-CAPs") ($25 Principal Amount per X-CAP)	New York Stock Exchange, Inc.
Cumulative Dollar-denominated Redeemable Preference shares of $0.01 each par value ("Cumulative Dollar-denominated Preference shares")	New York Stock Exchange, Inc.*
American Depositary Shares, each representing rights to receive one Cumulative Dollar-denominated Preference share	New York Stock Exchange, Inc.*

*
Registered for technical reasons in connection with the X-CAPs and not for trading unless and until the X-CAPs are exchanged for Cumulative Dollar-denominated Preference shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary shares of 5p each ("Ordinary shares")
represented by American Depositary Shares (ADSs)
quoted on the NASDAQ National Market System,
each ADS representing five Ordinary shares
(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report:

Ordinary shares: 671,951,686 shares
6.5p Preference shares of 5p each: 163,564,861 shares

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

        Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐    Item 18 ☒.

TABLE OF CONTENTS

Part I.	Item 1.	Identity of Directors, Senior Management and Advisers
	Item 2.	Offer Statistics and Expected Timetable
	Item 3.	Key Information
		A.	Selected Financial Data
		B.	Risk Factors
	Item 4.	Information on the Company
		A.	The Company
		B.	Historical Background
		C.	Recent Developments
		D.	Strategy
		E.	Overview of the Broadcast Television Market in the United Kingdom
		F.	Operating Activities
		G.	Associate Companies, Joint Ventures and Investments
		H.	Competition
		I.	UK Television Regulation
		J.	Description of Property
		K.	Organizational Structure
	Item 5.	Operating and Financial Review and Prospects
		A.	Operating Results
		B.	Liquidity and Capital Resources
		C.	Research and Development
		D.	Trend Information
		E.	Accounting Principles and US GAAP Reconciliations
	Item 6.	Directors, Senior Management and Employees
		A.	Directors and Senior Management
		B.	Compensation
		C.	Board Practices
		D.	Employees
		E.	Share Ownership
	Item 7.	Major Shareholders and Related Party Transactions
		A.	Major Shareholders
		B.	Related Party Transactions
	Item 8.	Financial Information
		A.	Consolidated Statements and Other Financial Information
		B.	Legal Proceedings
		C.	Significant Changes
	Item 9.	The Offer and Listing
	Item 10.	Additional Information
		A.	Memorandum and Articles of Association
		B.	Material Contracts
		C.	Exchange Controls
		D.	Taxation
		E.	Documents on Display

	Item 11.	Quantitative and Qualitative Disclosures about Market Risk
	Item 12.	Description of Securities Other than Equity Securities
Part II.	Item 13.	Defaults, Dividend Arrearages and Delinquencies
	Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
	Item 15.	Controls and Procedures
	Item 16.	Reserved
Part III.	Item 17.	Financial Statements
	Item 18.	Financial Statements
	Item 19.	Exhibits

NOTE ON ITV DIGITAL HOLDINGS LIMITED FINANCIAL STATEMENTS

        Pursuant to Rule 3-09 of Regulation S-X, under the Securities Exchange Act of 1934, the Company is required to include in this Annual Report, the consolidated financial statements of ITV Digital Holdings Limited ("ITV Digital Holdings") for the three fiscal years ended September 30, 2002. ITV Digital Holdings was the 50/50 joint venture with Granada plc ("Granada") to develop digital terrestrial television ("DTT") in the UK.

        On March 27, 2002, ITV Digital plc and ITV Digital (Services) Limited, wholly-owned subsidiaries of ITV Digital Holdings, were placed into administration by their respective directors. On April 30, 2002 the administrators announced the closure of the businesses. On October 17, 2002, ITV Digital plc and ITV Digital (Services) Limited changed their names to ONdigital 1998 plc and ONdigital 1998 (Services) Limited respectively (collectively "ONdigital"). A liquidator for these two companies was appointed on October 18, 2002. As a result, executive control of both companies was assumed firstly by a court appointed independent administrator on March 27, 2002 and then by the liquidator on October 18, 2002.

        ONdigital 1998 plc and ONdigital 1998 (Services) Limited represent substantially all of the consolidated businesses of ITV Digital Holdings. The financial statements for ITV Digital Holdings, ONdigital 1998 plc and ONdigital 1998 (Services) Limited for the periods ended September 30, 2001 and 2002 had not been prepared prior to ONdigital 1998 plc and ONdigital 1998 (Services) Limited entering administration. In accordance with usual practice in the UK, no financial statements have been drawn up for these companies since they went into administration. Consequently consolidated financial statements of ITV Digital Holdings can no longer be prepared.

        The Company has attached the consolidated financial statements of ITV Digital Holdings, under its former name of ONdigital Holdings Limited, for latest periods possible being the fiscal years up to September 30, 2000.

PROPOSED MERGER

        In October 2002, the Company announced a proposed merger with Granada to progress further consolidation of the ITV network. See "Item 3—Risk Factors", "Item 4—Information on the Company—C. Recent Developments" and "Item 10—Additional Information—B. Material Contracts (3)". The merger is conditional upon clearance by regulatory and competition authorities and shareholder approval. Following the merger announcement, the Company and Granada made a detailed submission to the Office of Fair Trading ("OFT") for UK regulatory consideration. On March 11, 2003, the UK's Trade and Industry Secretary referred the proposed merger to the Competition Commission. This decision was in accordance with the advice of the Director General of Fair Trading ("DGFT"). The Competition Commission will examine concerns principally relating to the sale of TV advertising, as well as secondary competition questions in relation to potential competition for ITV licences and the supply of studio facilities in Northern England. It is expected that the Competition Commission will report its findings to the Trade and Industry Secretary by the end of June 2003 and that the Trade and Industry Secretary will rule on the proposed merger approximately one month later.

FORWARD-LOOKING STATEMENTS

        In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, the Company is providing the following cautionary statement. This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of the Company and certain of the plans and objectives of the Company with respect to these items. In particular, among other statements, certain statements in "Item 4—Information on the Company" and "Item 5—Operating and Financial Review and Prospects" with regard to the proposed merger, management strategy and objectives, dividend policy, planned expansion, investment or other projects, introduction of new products and services or assumptions regarding overall market trends as well as certain statements in "Item 11—Quantitative and Qualitative Disclosures About Market Risk" are forward-looking in nature.

        By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The Company operates in a highly competitive and regulated environment, and there are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. In addition to factors set forth elsewhere in this report, such factors include, but are not limited to: Competition Commission ruling on the proposed merger; changes in regulation affecting the Company's activities, including adverse changes in tax laws and regulations; the risks associated with the proposed introduction of new products or services; pricing, product and program initiatives of competitors, including increased competition for programs such as major sporting events; changes in technology or consumer demand; the termination or delay of key contracts and fluctuations in currency exchange rates.

PART I

Item 1—Identity of Directors, Senior Management and Advisors

        Not Applicable.

Item 2—Offer Statistics and Expected Timetable

        Not Applicable.

Item 3—Key Information

A. Selected Financial Data

        The following information has been extracted or derived from the audited consolidated financial statements of the Company presented elsewhere herein or included within the Company's earlier Annual Reports on Form 20-F which have been filed with the Securities and Exchange Commission.

	Year ended September 30,(1)(2)
INCOME STATEMENT DATA:	2002	2001	2000	1999	1998
	(in millions, except per share, share and ADS data)
UK GAAP(2)(4)(5)(6)
Net sales	£964.6	£1,601.5	£2,062.8	£1,943.1	£1,834.8
Net sales from continuing operations	964.6	1,040.1	987.7	883.7	852.2
Operating income	58.0	47.4	222.1	274.3	304.7
Net income/(loss) from continuing operations	23.7	(43.5)	66.5	99.2	103.0
Net income/(loss)	(156.0)	(390.0)	(277.4)	97.5	209.3
Preference share dividends	(10.5)	(10.5)	(11.0)	(14.2)	(15.1)
Net income/(loss) after Preference share dividends	(166.5)	(400.5)	(288.4)	83.3	194.2
Per Ordinary share data (pence)
Net income/(loss) from continuing operations	2.0	(8.1)	8.6	13.9	14.4
Net income/(loss)	(24.8)	(59.7)	(44.5)	13.6	31.9
Diluted net income/(loss)	(24.8)	(59.7)	(42.6)	12.5	27.2
Dividend(2)	8.3	8.3	16.6	15.1	13.7
Basic weighted average shares issued (millions)	670.7	670.0	647.5	612.8	609.4
Diluted weighted average shares outstanding (millions)	670.9	671.8	676.3	666.9	713.2
US GAAP(3)(4)(5)(6)
Net income/(loss) from continuing operations	(72.7)	(98.8)	39.4	72.0	53.2
Net income/(loss)	(269.4)	(288.9)	(119.7)	(132.2)	137.8
Net income/(loss) after Preference share dividends	(279.9)	(299.4)	(130.7)	(146.4)	122.7
Per Ordinary share data (pence)
Net income/(loss) from continuing operations	(12.4)	(16.3)	4.4	9.4	6.3
Net income/(loss)	(41.7)	(44.7)	(20.2)	(23.9)	20.1
Diluted net income/(loss)	(41.7)	(44.7)	(19.3)	(22.0)	18.3
Per ADS data (pence)
Net income/(loss) from continuing operations	(62.0)	(81.6)	21.9	47.2	31.3
Net income/(loss)	(208.7)	(223.4)	(100.9)	(119.5)	100.7
Basic weighted average shares issued (millions)	670.7	670.0	647.5	612.8	609.4
Diluted weighted average shares outstanding (millions)	670.9	671.8	676.3	666.9	670.6

	At September 30,
BALANCE SHEET DATA:	2002	2001 (as restated)	2000 (as restated)	1999 (as restated)	1998 (as restated)
	(in millions)
UK GAAP
Total assets(7)	£1,891.5	£1,872.0	£2,006.2	£1,795.0	£1,467.5
Net assets	433.5	663.7	447.7	510.9	499.7
Shareholders' equity	433.5	663.7	446.8	510.5	499.7
US GAAP
Total assets(7)	2,196.4	2,284.6	3,077.6	2,984.2	2,892.4
Net assets(8)	£580.6	£1,004.2	£1,487.9	£1,443.4	£1,637.3

Long-term debt	£977.8	£685.7	£607.8	£577.7	£328.0
Ordinary share capital	33.6	33.6	33.6	30.9	30.6
Redeemable Preference share capital	8.2	8.2	8.2	17.0	17.8
Shareholders' equity	£580.6	£1,004.2	£1,487.0	£1,443.0	£1,636.5

(1)
The Company's consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United Kingdom ("UK GAAP"), which differ in certain significant respects from generally accepted accounting principles in the United States ("US GAAP"). A reconciliation of certain amounts to US GAAP is set forth in Note 36 of Notes to Consolidated Financial Statements.
(2)
Dividend per share data excludes the tax credit equivalent to advance corporation tax ("ACT"), which was no longer available to US holders in respect of dividends paid on or after April 6, 1999. For additional information concerning this tax credit, see "Item 10—Additional Information—D. Taxation". The dividend per share data for the 1999 fiscal year reflects the second interim dividend (in lieu of a final dividend).
(3)
In the 1999 fiscal year the Company charged £144.6 million against its US GAAP net income in respect of the impairment of the Products division's goodwill. The net loss per share in respect of this charge was 23.6 pence per Ordinary share.
(4)
In the 2000 fiscal year the Products division was sold and a UK GAAP goodwill charge of £300.0 million was made against net income. Under US GAAP the goodwill charge on disposal of the Products division was £71.0 million.
(5)
In the 2001 fiscal year the Technicolor division was sold and a UK GAAP goodwill charge of £630.2 million was made against net income. A further goodwill charge of £17.1 million under UK GAAP related to the disposal of Meridian and was made against other recognized gains. Under US GAAP the goodwill charge on disposal of the Technicolor division was £484.0 million.
(6)
In the 2002 fiscal year ONdigital and ITV Sport Channel were closed resulting in £98.6 million of closure costs under UK GAAP. Under US GAAP a further £23.8 million goodwill charge was made on closure.
(7)
In the 2002 fiscal year overdrafts have been offset, where permitted under UK GAAP, against cash balances. Overdrafts for 2001 and prior years have been restated to be consistent with the treatment adopted in 2002.
(8)
In the 2002 fiscal year the Group determined that deferred tax arising on US GAAP differences in connection with the acquisition of a business prior to September 30, 1997 had been incorrectly calculated. Accordingly the Group has restated shareholders' equity in accordance with US GAAP by £32.7 million for all periods shown. There is no effect on net income/(loss) in accordance with US GAAP for all periods presented.

Dividends

        The Company has paid cash dividends on its Ordinary shares in respect of every fiscal year since it obtained a full listing on the London Stock Exchange in February 1983.

        An interim dividend has generally been declared by the Board of Directors in May or June and paid in late July or August. A final dividend has generally been recommended by the Board of Directors following the end of the fiscal year to which it related and, after approval by the holders of Ordinary shares at the Company's Annual General Meeting, has been paid between late February and early April of the following year.

        The final dividend for fiscal year 2002 was proposed in the context of the merger announcement with Granada. The level of dividends for fiscal year 2003 and in the future will be considered by the Board taking into account the prospects for the business, an appropriate level of dividend cover (expressed as a ratio of dividends to net income before Ordinary share dividends) and the merger agreement with Granada which specifies that until termination of that agreement the level of the interim dividend and of the final dividend will not exceed those paid for the fiscal year 2002.

        The following table sets forth the amounts of the interim, final and total dividends paid in respect of each fiscal year indicated and translated, solely for convenience, into US dollars per American Depositary Share ("ADS") at the Noon Buying Rate on each of the respective payment dates for such interim and final dividends. The amounts shown are net of the tax credit relating to the dividend, for details of which please refer to the detailed explanation under "Item 10—Additional Information—D. Taxation".

					Translated into US dollars per ADS(4)
	Pence per Ordinary Share(4)
Year ended September 30,
	Interim	Final		Total	Interim	Final		Total
1998	5.4	8.3		13.7	0.44	0.66		1.10
1999	6.0	9.1	(1)	15.1	0.49	0.72		1.21
2000	6.6	10.0		16.6	0.49	0.71		1.20
2001	3.3	5.0		8.3	0.23	0.36		0.59
2002	3.3	5.0	(2)	8.3	0.26	0.40	(3)	0.66

(1)
This dividend was paid as a second interim dividend in lieu of a final dividend.
(2)
The 2002 final dividend is payable on April 7, 2003.
(3)
The 2002 final dividend has been translated using the Noon Buying Rate of £1.00=$1.59 on March 14, 2003.
(4)
One ADS equates to five Ordinary shares.

        The Company pays dividends on its Ordinary shares and its 6.5p Preference shares. See Notes 11 and 28 of Notes to Consolidated Financial Statements.

        Holders of ADSs are entitled to receive dividends paid on the Company's Ordinary shares. In the past, holders of ADSs who were residents of the US would normally receive the sum of the dividend paid plus the related tax credit, less UK withholding tax. This tax credit is no longer available to US holders in respect of dividends paid on or after April 6, 1999. See "Item 10—Additional Information—D. Taxation".

        The Company is not currently subject to any laws or agreements that materially restrict its ability to pay dividends, apart from the merger agreement with Granada as detailed above. There are currently no UK foreign exchange control restrictions on remittances of dividends on the Ordinary shares or on the conduct of the Company's activities. See "Item 10—Additional Information—C. Exchange Controls".

Exchange Rates

        The Consolidated Financial Statements of Carlton Communications Plc ("Carlton") which form part of this Annual Report are presented in English pounds sterling ("£" or "pounds") and are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. The differences between UK GAAP and US GAAP relevant to the Company are explained in Note 36 of Notes to Consolidated Financial Statements.

        The following table sets forth, for the fiscal years and dates indicated, certain information concerning the Noon Buying Rate in New York City for pounds expressed in US dollars ("$" or "dollars") per £1.00 as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate").

Month	Month's Highest Exchange Rate	Month's Lowest Exchange Rate
March 2003 (through March 14, 2003)	1.61	1.58
February 2003	1.65	1.57
January 2003	1.65	1.58
December 2002	1.61	1.56
November 2002	1.59	1.54
October 2002	1.57	1.54
September 2002	1.57	1.53

Fiscal year ended September 30,	Period End	Average(1)	High	Low
1998	1.70	1.66	1.71	1.61
1999	1.65	1.63	1.72	1.55
2000	1.48	1.55	1.68	1.40
2001	1.47	1.44	1.50	1.37
2002	1.57	1.53	1.58	1.41

(1)
The average of the Noon Buying Rates on the last day of each month during the relevant period.
(2)
The Noon Buying Rate on March 14, 2003 was £1.00=$1.59.

        Fluctuations of the pound relative to the dollar have previously been significant to Carlton. However, since the sale of Technicolor in March 2001 the effect has been substantially reduced.

        Fluctuations in the exchange rate between the pound and the dollar will affect the dollar equivalent of the pound price of the Company's Ordinary shares on the London Stock Exchange and, as a result, are likely to affect the price of the ADSs representing Ordinary shares on the NASDAQ National Market System. Such fluctuations would also affect the dollar amounts received by holders of American Depositary Receipts ("ADRs") evidencing ADSs in respect of cash dividends paid on the underlying Ordinary shares. The Company's Exchangeable Capital Securities ("X-CAPs") and the interest payments thereon are dollar-denominated and are therefore not subject to dollar translation effects, save for the translation of the principal and interest for inclusion in the Company's financial statements which are presented in pounds. See "Item 3—Key Information—Dividends".

B. Risk Factors

        This section describes some of the risks that could affect Carlton's operations. The factors below should be considered in connection with any forward-looking statements in the Form 20-F, particularly in "Item 4—Information on the Company" and "Item 5—Operating and Financial Review and Prospects" and the cautionary statements contained in "Forward Looking Statements" at the beginning of this document.

        The risks below are not the only ones that Carlton faces—some risks are not yet known to Carlton and some that Carlton does not currently believe to be material could later turn out to be material. All of these risks could materially affect Carlton's business, its revenues, operating income, net income, net assets and liquidity and capital resources.

Advertising income currently accounts for the majority of Carlton's revenues. Total advertising revenues are impacted by conditions within the UK and global economy over which Carlton has no control.

        International companies increasingly plan their advertising campaigns and prepare their advertising budgets on a global basis and the level of funds directed to the UK advertising market is impacted by those decisions. Given this, total UK advertising expenditure is highly dependent upon the general economic and corporate environment, globally as well as in the UK. This environment is influenced by a number of factors and uncertainties over which Carlton has no control. Deterioration in or uncertainty around the condition of the global economy may lead to a decrease in the total level of global advertising expenditure and this may negatively impact upon Carlton's revenues.

The market for UK television airtime is increasingly competitive.

        The sale of UK television airtime is highly competitive. Carlton competes for advertising revenue with free-to-air television channels such as Channel 4 and five (formerly Channel 5). The increasing penetration and viewing of multi-channel television (satellite, cable and DTT), such as the channels operated by British

Sky Broadcasting ("BSkyB"), have further increased the competitive nature of this business. Television also competes with other media for advertising revenue.

        Continuing increase in the penetration and viewing of multi-channel television within the UK will increase the level of competition for UK television advertising. Increased competition may result in Carlton's overall share of UK television advertising declining and this may negatively impact upon the level of Carlton's net income.

The completion of Carlton's proposed merger with Granada under its agreed terms is subject to clearance by competition and regulatory authorities and shareholder approval.

        UK broadcasting regulation is the subject of a Communications Bill, which is to be considered by the UK Parliament in 2003. The terms of the Bill relax current restrictions in relation to the ownership of ITV, and its enactment in its proposed form will allow for the consolidation of ITV as anticipated by the terms of Carlton and Granada's proposed merger.

        Following the announcement by Carlton and Granada of the agreed terms of their proposed merger, a submission was made to the OFT in the UK for regulatory consideration. The proposed merger has subsequently been referred upon the recommendation of the OFT to the UK Competition Commission. Following completion of the Competition Commission's investigation, Carlton and Granada will be informed whether their proposed merger will be cleared, or cleared subject to undertakings, or blocked.

        Carlton is currently unable to predict the final outcome of the Competition Commission investigation nor the exact form or timing of the final Communications Act. Ultimately, the merger terms need to be approved by Carlton's and Granada's shareholders. Consequently, the timing, structure and ultimate completion of Carlton's proposed merger with Granada cannot be predicted with certainty. Delays in the merger process will postpone the achievement of the full expected benefits of the merger. If regulatory clearance is given subject to undertakings, such as disposal of parts of Carlton's or Granada's businesses, this could limit the potential benefits from the merger or prevent the completion of the merger altogether.

Carlton and Granada may be unable to fully realize the expected benefits from their proposed merger.

        Carlton's ability to realize the expected benefits from its merger with Granada, including anticipated cost savings, depends in large part on the ability of the two companies to integrate their operations in a timely and effective manner. Amongst other things, the merged entity will seek to ensure continuity of relationships with key advertisers, other customers and suppliers, retain key employees, combine and integrate operations, systems and technologies, and effectively manage integration costs and liabilities. There can be no assurance that Carlton and Granada will be able to successfully combine their businesses as described and this may undermine the achievement of anticipated merger benefits.

Carlton is subject to detailed UK broadcasting regulation.

        Carlton's and other regional ITV1 licences are subject to a number of conditions. Regulatory and monitoring compliance with these conditions is currently the responsibility of the Independent Television Commission ("ITC"). The ITC has the power to levy fines or terminate a licence for persistent breach of licence obligations. Under the terms of the Communications Bill, responsibility for the regulation of ITV1 licences is to be transferred to a newly established body, the Office of Communications ("OFCOM").

        Under the terms of current broadcasting legislation, the Company is able to renew its current licences for a further period up to ten years on terms proposed by the regulatory authority. Should the Company choose not to accept these terms, the licences will be put out to tender and the Company will be able to participate in this process. Any change in licence terms may impact upon the level of Carlton's net income.

Carlton does not control the operations, strategies and financial decisions of the ITV Network Centre.

        Each of the regional ITV1 licencees is a member of ITV Network Limited ("ITV Network"), a central body which provides for the independent scheduling, commissioning and purchasing of programs across the nationwide network. The ITV Network Council is responsible for making all decisions in relation to the operation of ITV Network, including determining program strategy and setting the annual network program budget. Most decisions of Council can be passed by a simple majority of the members in attendance, although a certain number of reserved matters can only be approved where 60% of the votes cast are in favor. The number of votes which each licensee has in respect of these reserved matters is calculated from a pre-determined formula which is applied to the licensee's share of qualifying revenues in the previous year. Carlton's voting share is currently just over 40%, but can fluctuate year on year. Given this, other members of the ITV Network may be able to control its operations, strategies and financial decisions, which may impact upon the level of Carlton's net income.

Carlton has exposure to risk arising from its treasury activities.

        The most significant treasury exposures faced by Carlton are raising finance, managing interest rate and currency positions and investing surplus cash in high quality assets. A detailed summary of treasury risk is provided in "Item 11—Quantitative and Qualitative Disclosures about Market Risk".

Carlton is exposed to fluctuation in the value of its investment in Thomson S.A. ("Thomson").

        Carlton's net income and net assets are exposed to any permanent diminution in the value of its fixed asset investments, the most significant of which is its equity investment in Thomson. The Thomson shares are carried at €41.2 compared with a year-end price of €15.9. The shares have traded between €15.7 and €36.7 in the 2002 fiscal year and the closing price on March 14, 2003 (the last practical date before signing these accounts) was €11.8. See "Item 5E(i)—Critical Accounting Policies" for further details. Although Carlton has a representative on the Thomson board, it has no significant influence in controlling Thomson's operations, strategies and financial decisions.

Carlton has some reliance on third party technology for the operation of key activities.

        Carlton is reliant on a number of third parties to provide important aspects of its transmission, telecommunications and information technology services to enable it to run its business. A serious failure of third party systems may have a material adverse effect on its business.

Carlton is dependent upon recruiting and retaining key personnel in an industry where competition for employees can be intense.

        Carlton is dependent on key members of its management team, the loss of whom could limit Carlton in the achievement of its business objectives. In addition, recruiting and retaining on and off screen talent and qualified technical staff for its content creation business are important to its success. Competition for employees in Carlton's industry can be intense and Carlton may not be able to attract and retain skilled and experienced personnel on terms that are acceptable to it.

Carlton is exposed to liabilities arising as a result of the liquidation of ONdigital.

        Carlton has guaranteed liabilities of ONdigital which, as a result of the liquidation of ONdigital, have become liabilities of Carlton. Although management has made provision in respect of all anticipated liabilities, there can be no guarantee that further unanticipated liabilities will not arise during the course of the liquidation.

        Up to half of the tax losses of ONdigital for the periods up to March 27, 2002 have been surrendered by ONdigital to Carlton, prior to ONdigital being placed into liquidation, for relief against Carlton's own profits. Carlton's financial statements have been prepared on the basis that relief for these losses cannot be withdrawn.

        Contractually, no payment is due by Carlton to ONdigital for losses surrendered for periods up to and including the year ended September 30, 2000. For subsequent periods, payment is only due when and to the extent that ONdigital would have been able to use the losses itself to set against its own profits. Carlton's financial statements have been prepared on the basis that no payment to ONdigital will be necessary for losses surrendered to Carlton for all periods up to March 27, 2002.

Carlton is exposed to indemnities and warranties given.

        Carlton issued indemnities and warranties on the disposal of Technicolor in 2001. Provision has been made in respect of known claims.

Carlton is exposed to risks related to the management of intellectual property.

        Carlton's ability to compete successfully depends, in part, on its ability to protect the intellectual property contained in its content and, to a lesser extent, the software it has developed which supports its systems. Any failure to adequately protect proprietary information and content could harm Carlton's business.

        Like any other media company, Carlton relies on obtaining assignments or licences of copyrights or other rights clearances from its employees, performers, contractors or other bodies before it can use the content it generates or uses. There can be no absolute guarantee that Carlton has obtained or will continue to be able to obtain such clearances, or that the content produced will not infringe the intellectual property of third parties. The secondary exploitation of the library of original programming may also depend on the prior consent of, and payment of fees to, third parties.

Item 4—Information on the Company

A. The Company

        Carlton Communications Plc, an English public limited company incorporated in 1939, is principally involved in free-to-air television broadcasting and advertising sales, cinema screen advertising and content production and distribution. The business is carried out primarily by the Company's wholly-owned UK subsidiaries and by joint ventures and associate companies in the UK, US and Europe. In fiscal 2002, the Company's consolidated net sales were £964.6 million and operating income was £58.0 million.

        The Company employed 2,787 people at September 30, 2002.

        The Company's principal executive offices are located at 25 Knightsbridge, London SW1X 7RZ, England. Its telephone number is 44-20-7663 6363. As used herein the "Company", "Carlton" or the "Group" means Carlton Communications Plc and its subsidiaries, except where the context otherwise requires.

Overview

        There are three main free-to-air commercial television channels in the UK, ITV1, Channel 4 and five. These channels are funded principally by advertising. The independent Channel 3 network consists of 15 separate regional licences that together make up ITV1 and one national licence which broadcasts at breakfast time (GMTV).

        The Company owns the second largest advertising-supported commercial television broadcasting enterprise in the UK, as measured by overall share of television advertising revenue. The Company operates four regional Channel 3 ("ITV1") licences: (1) London Weekday ("Carlton—London region"),

(2) East, West and South Midlands ("Carlton—Central region"), (3) South-West England ("Carlton—West Country region") and (4) Wales and West of England ("HTV").

        Carlton Media Sales sells advertising for the Company's own ITV1 licences and for Scottish TV and Grampian TV, the ITV1 licences owned by SMG plc ("SMG"). Carlton Screen Advertising is a cinema screen advertising business operating in the UK and the Republic of Ireland. The Company's facilities operations include The Moving Picture Company ("MPC") and Carlton 021. MPC provides digital visual effects and computer animation to the advertising, music, TV and feature film industries, while Carlton 021 provides outside broadcast facilities for broadcasters both in the UK and overseas as well as for independent production companies.

        The Company produces television programs for the ITV network and for other channels in the UK and overseas and markets domestically and internationally the Company's own-produced and acquired content across a range of formats, including television, packaged media (video and DVD) and books.

        The Company's principal joint venture and associate company holdings include the national Channel 3 breakfast licence holder GMTV Limited ("GMTV") (25% interest), Independent Television News Limited ("ITN") (20% interest), a national and international news network, London News Network Limited ("LNN") (50% interest), a local news and transmission services provider, ITV2 Limited ("ITV2") (44.1% interest), a free-to-air general entertainment channel, and ITV News Channel Limited ("ITV News Channel") (32.5% interest), a 24-hour news service, as well as in Screenvision Holdings (Europe) Limited ("Screenvision Europe") (50% interest) and Technicolor Cinema Advertising LLC ("Screenvision US") (50% interest), the cinema screen advertising businesses operating in continental Europe and the US respectively.

B. Historical Background

        The following is a summary by fiscal year of important developments in the Company's history since its initial public offering.

  •
  1983: The Company made its first public offering of shares.

  •
  1989: The Company acquired Technicolor.

  •
  1989: The Company acquired UEI plc ("UEI"), owner of Quantel Limited ("Quantel") and Solid State Logic Limited ("SSL").

  •
  1991: Carlton Broadcasting Limited ("Carlton Broadcasting") was granted the London Weekday regional ITV1 licence.

  •
  1993: Carlton Broadcasting commenced broadcasting.

  •
  1994: Carlton acquired the remaining 81% of the outstanding ordinary share capital it did not already own of Central Independent Television plc. ("Central"), the regional ITV1 licence holder for East, West and South Midlands. Central also owned 20% of Meridian Broadcasting Limited ("Meridian"), the ITV1 licence holder for South and South-East England.

  •
  1996: Carlton acquired the immediate parent company of Cinema Media Limited, renamed Carlton Screen Advertising Limited ("Carlton Screen Advertising"), the cinema screen advertising business operating in the UK and the Republic of Ireland.

  •
  1997: Carlton acquired all of the share capital of Westcountry Television Limited ("Westcountry"), the regional ITV1 licence holder for South-West England, and Rank Film Distributors Limited ("Rank"), including the Rank Film Library.

  •
  1998: In December 1997, ONdigital (then called British Digital Broadcasting Plc), Carlton's 50% joint venture with Granada, was granted three licences to broadcast pay DTT services throughout the UK. In July 1998, Carlton acquired the whole of the share capital of Nimbus CD International Inc ("Nimbus"), an optical disc replicator. The Company subsequently consolidated Nimbus into Technicolor.

  •
  1999: ONdigital's pay DTT broadcasts began in November 1998. The DTT broadcasts of free-to-air services, including simulcasts of existing analogue terrestrial services, BBC1, BBC2, ITV1, Channel 4 and five, also began towards the end of 1998. ITV2, a new free-to-air general entertainment channel (which is now 44.1% owned by the Company and 55.9% owned by Granada), was launched in December 1998 on DTT and shortly after on the main UK cable television networks.

    In December 1998, Carlton accepted the terms offered by the ITC for new ten year ITV1 licences for Carlton Broadcasting ("Carlton—London region") and Westcountry ("Carlton—West Country region") with effect from January 1, 1999. The licence payments under the terms of these new licences have been and are expected to remain lower than under the previous terms. See "Item 4—Information on the Company—I. UK Television Regulation—Channel 3". In April 1999, the Company acquired 100% of Planet 24 Limited ("Planet 24"), which produces television programs, for £14.6 million and in July 1999 the Company acquired part of PolyGram Filmed Entertainment's television and film library, known as the ITC Library, from Seagram Co for £89.7 million in cash. The Company also acquired during the 1999 fiscal year 100% of VTR Video, a Canadian video duplicator, and the 50% of Central de Video in Mexico which the Company did not already own, both of which were consolidated into Technicolor.

  •
  2000: In November 1999, the Company proposed a merger with United News & Media plc, now United Business Media plc ("United"). In July 2000, following the publication of the UK Competition Commission report on the proposed merger of Carlton with United, the two companies announced the decision not to proceed with the merger. Granada subsequently acquired United's ITV, program production and international distribution businesses for £1.75bn and sold HTV to Carlton (see below). In May 2000, the Company announced the acquisition of 100% of Screenvision, a US cinema screen advertising business, for £59.8 million in cash. The Company acquired Consolidated Film Industries LLC ("CFI") in March 2000 and the business of Astral Media Inc ("Astral") in April 2000, both of which were consolidated within Technicolor. The Company disposed of its Products division, comprising Quantel and SSL, during the 2000 fiscal year.

  •
  2001: In October 2000, the Company agreed terms for the acquisition of HTV from Granada which was completed in January 2001. Total net consideration was valued at £131.0 million, comprising cash consideration (£189.6 million), the Company's 20% interest in Meridian (£63.9 million) and acquisition expenses (£1.5 million), offset by a purchase price adjustment (£124.0 million). The fair value of net liabilities acquired totaled £91.4 million resulting in goodwill of £222.4 million. Also in October 2000, Carlton Media Sales, the Company's advertising sales business, won the airtime sales contract for the two ITV1 licences owned by SMG, Scottish TV and Grampian TV. In November 2000, Technicolor acquired Groupe Covitec, the Canadian film processing business. In March 2001, the Company completed the sale of Technicolor to Thomson multimedia S.A., now Thomson S.A., for a consideration which valued Technicolor on completion at US$1.92 billion (£1.34 billion). In July 2001, the Company established Technicolor Cinema Advertising, a 50% joint venture with Thomson (which includes 100% of Screenvision) which is engaged in the business of cinema screen advertising in the US. The Company renewed its Central licence ("Carlton—Central region") with effect from April 1, 2001 on higher terms (see "Item 4—Information on the Company—I. UK Television Regulation—Channel 3"). In August 2001, the ITV Sport Channel, a premium subscription sport channel, launched on ONdigital and NTL Incorporated's ("NTL") UK cable networks.

  •
  2002: ITV1 and ITV2 began simulcast transmission on digital satellite television ("DSAT") in November 2001. In November 2001, the Company issued €638.6 million (£397.6 million) exchangeable bonds which at the latest will mature in 2007. The bonds carry a coupon of 2.25% per annum and have a fixed exchange price of €41.2. The bonds are exchangeable into 15.5 million ordinary shares in Thomson, received by the Company as part of the consideration for Technicolor and representing the Company's underlying total equity interest in Thomson. The bonds are callable by the Company from July 2003 under certain conditions and are puttable by investors at their option on January 4, 2005 at par. In February 2002, the Company announced that it had been in discussions with Granada regarding a possible combination of their businesses, in step with proposed legislative changes, and that the two companies had decided not to pursue these discussions.

    On March 27, 2002, ITV Digital plc and ITV Digital (Services) were placed into administration. On April 30, 2002 the administrators announced the closure of the businesses. The ONdigital pay DTT service ceased to be broadcast on May 1, 2002 and the ITV Sport Channel ceased broadcasting on May 11, 2002. ITV Digital plc and ITV Digital (Services) were renamed ONdigital 1998 plc and ONdigital 1998 (Services) Limited respectively and a liquidator for the two companies was appointed on October 18, 2002. The liquidators are now in the process of realising the assets and establishing creditors' claims, with a view to distributing the liquidation proceeds to creditors, including the Company, in due course. The liquidators have indicated that due to the size, nature and complexity of the claims involved, it is unlikely that any distribution will be made to creditors before the end of 2003.

    In June 2002, the Company formed Screenvision Europe, a 50% joint venture with Thomson, to acquire cinema advertising interests across continental Europe, including in France, Belgium and Spain for £62.0 million of which the Company's share was £31.0 million. In June 2002, the Company and Granada acquired ITN's 65% interest in the ITN News Channel, the 24-hour television news service, which has since been renamed ITV News Channel. The Company and Granada each hold 32.5% of ITV News Channel and NTL the remaining 35%.

    In August 2002, the High Court ruled that the Company and Granada were not liable for the £131.8 million claimed by the Football League from ONdigital. Subsequently, ITV and the Football League agreed a broadcasting contract for certain rights during the 2002/03 and 2003/04 football seasons. The Company sold its 7.5% shareholding in Quiero Television S.A. ("Quiero"), the Spanish DTT platform, in September 2002.

C. Recent Developments

        In October 2002, the Company announced a proposed merger with Granada to progress further the consolidation of the ITV network. Granada operates seven regional ITV1 licences that broadcast to approximately 63% of UK television homes (including London). Through its ITV1 franchises, Granada has a total UK television audience share of approximately 12% and in calendar 2002, accounted for approximately 52% of ITV1's NAR and 28% of total television NAR. Granada owns 55.9% of ITV2 and 32.5% of ITV News Channel, as well as 45% of the commercial broadcaster TV3 which operates in the Republic of Ireland. Granada's content business makes programs for ITV, as well as for other television channels in the UK and overseas, and sells programming, including library product, and formats to broadcasters both in the UK and internationally. In 2002, Granada's net sales (excluding discontinued operations and its share of joint ventures' net sales) amounted to £1,427 million. Operating loss for the same period was £139 million.

        The merger is conditional upon clearance by regulatory and competition authorities and shareholder approval. Following the merger announcement, the Company and Granada made a detailed submission to the OFT for regulatory consideration. On March 11, 2003, the UK's Trade and Industry Secretary referred the proposed merger to the Competition Commission. This decision was in accordance with the advice of DGFT. The Competition Commission will examine concerns principally relating to the sale of TV advertising, as well as secondary competition questions in relation to potential competition for ITV licences and the supply of studio facilities in Northern England. It is expected that the Competition Commission will report its findings to the Trade and Industry Secretary by the end of June 2003 and that the Trade and Industry Secretary will rule on the proposed merger approximately one month later.

        If clearances for the merger are obtained sufficiently in advance of the Communications Act coming into force in the UK, it is intended that the merger would be effected in two stages to ensure compliance with the restrictions imposed by the current Broadcasting Act (see "Item 4—Information on the Company—I. UK Television Regulation"). For additional information on the proposed merger, see "Item 10—Additional Information—B. Material Contracts(3)".

        The Company announced in December 2002 the closure of Carlton Cinema, a film channel, which is currently available on certain UK cable platforms, as of March 31, 2003.

D. Strategy

        The Company believes that the consolidation of the ITV network will result in improved operating efficiency. In 1999, the Company initiated the consolidation of ITV into two main groups, Carlton and Granada. In October 2002, the Company and Granada announced a proposed merger. The Company intends to work towards completing the proposed merger with Granada during 2003.

        The proposed merger is subject to clearance by regulatory and competition authorities and shareholder approval. Should the merger not proceed, the Company and Granada will continue to work together to enhance the efficiency of the ITV network without a formal merger of the two companies.

E. Overview of the Broadcast Television Market in the United Kingdom

1.    Free-to-air Television

        In the UK there are five main television channels, traditionally analogue terrestrial channels, which are available without charge ("free-to-air") to the majority of the UK population. Four of the five channels, BBC1, BBC2, ITV1 and Channel 4, are available to over 98% of UK television homes, while the fifth, five, is available to around 86% of UK television homes. BBC1 and BBC2 are operated by the British Broadcasting Corporation ("BBC"), a broadcasting corporation established by Parliament under a Royal Charter. This charter is renewed periodically, with the current charter running until the end of 2006. These channels carry no advertising other than for the BBC's own services and programming and are financed mainly by mandatory annual television licence fees paid by the majority of UK television homes. In addition to these two non-commercial channels, there are three main commercial television channels, ITV1, Channel 4 and five, which rely on advertising and, to a much lesser extent, program sponsorship revenue for their funding. The independent Channel 3 network consists of 15 separate regional licences that together make up ITV1 and one national licence which broadcasts at breakfast time (GMTV).

        There has been significant consolidation within ITV in the last decade, including the Company's acquisitions of Central in 1994, Westcountry in December 1996 and HTV in 2000. The Company announced a proposed merger with Granada in October 2002 which, subject to clearance by regulatory and competition authorities, will very substantially consolidate ITV. Consolidation within ITV is currently restricted by sector specific legislation and general competition law. A new Communications Bill, which is expected to remove such legislative impediments, is currently being debated in the UK Parliament and could receive Royal Assent during summer 2003. General competition law, in any event, will continue to apply. See "Item 4—Information on the Company—I. UK Television Regulation". Through its ITV1 licences, the Company accounted in calendar 2002 for approximately 40% of ITV1's NAR, 21% of total television NAR and had a total UK television audience share of approximately 8%.

        The Channel Four Television Corporation is a statutory corporation provided for under the UK Broadcasting Act 1990. It operates a national commercial channel, Channel 4, that is licensed by the ITC. Channel 4 is accountable to Parliament through the ITC and provides a single schedule of programming throughout the UK (except in Wales, where a separate broadcaster, S4C, which is funded by a combination of advertising and Government grants, broadcasts Welsh language programming).

        Channel 5 Broadcasting Limited ("Channel 5"), licensed by the ITC, began broadcasting in March 1997. Channel 5 broadcasts under the brand name five and is 65% owned by RTL Group ("RTL") and 35% by United. The channel is currently available to approximately 86% of UK television homes, which is expected to rise slowly in the future.

        In addition to analogue terrestrial transmission, the five main television channels in the UK are all available via DTT, DSAT and analogue and digital cable (see "Item 4—Information on the Company—E. Overview of the Broadcast Television Market in the United Kingdom—2. Multi-channel Television"). To receive digital television and related services via DTT, DSAT and digital cable, an appropriate set top box ("STB") or integrated digital TV ("idTV") is required to decode the digital signals. To receive DSAT services a satellite dish is also required. Further free-to-air television channels are available to multi-channel viewers, including ITV2 and ITV News Channel (see below).

2.    Multi-channel Television

        Multi-channel television is currently widely available to most UK households through three principal delivery methods: DSAT, cable and DTT. Approximately 10.5 million households in the UK currently subscribe or have access to multi-channel television services, representing some 43% of UK television homes and 51% of individuals.

Digital Satellite Television

        The leading provider of digital satellite pay television services in the UK is BSkyB. BSkyB's analogue satellite television service was launched in 1989 and in October 1998, the company launched a digital satellite television service ("Sky digital"). BSkyB completed the migration of by far the majority of its analogue customer base to its Sky digital service and ceased transmission of its analogue satellite television service in September 2001. As of the end of December 2002, BSkyB reported that it had 6.6 million subscribers to Sky digital, equivalent to approximately 27% of UK television homes.

        In addition, there are an estimated 1 million UK television homes with DSAT receiver equipment that currently receive only the free-to-air channels available via satellite.

        As of the end of June 2002, BSkyB operated and distributed 11 wholly-owned Sky television channels (excluding time-shifted versions) and held significant equity interests in ventures that own 14 channels and operate 2 audio services, which it also distributed. The company currently sells its channels retail via digital satellite, wholesale to other pay television services and has secured distribution of versions of three of its channels on DTT. In addition, BSkyB undertakes the marketing and distribution of numerous other subscription channels owned by third parties.

        Over 300 channels are potentially available to subscribers to Sky digital, depending on the type of channel package taken. The total channels available include basic and premium channel offerings, as well as pay-per-view ("PPV") services, time shifted channel options and audio channels. Sky digital carries BSkyB's wholly- and partly-owned channels plus a range of third party pay channels. A number of encrypted and unencrypted free-to-air channels are also available, including eight BBC channels, ITV1 and ITV2 (with effect from November 2001), Channel 4 and five. In addition, BSkyB offers interactive television services under the brand name Sky Active, including e-mail, games, e-commerce and additional betting services.

Cable Television

        There are two principal cable television operators in the UK, NTL and Telewest Communications plc ("Telewest"), following the acquisition by NTL of the cable television assets of Cable & Wireless Communications plc ("CWC") in May 2000. Substantial finance has been raised to build cable networks in most major UK conurbations and to acquire subscribers. As of September 30, 2002, around 12.4 million UK homes had been passed by NTL and Telewest, representing around 50% of UK television homes. Of the homes passed and marketed, some 3.4 million homes in total were connected to cable television, representing a penetration rate of 27%. NTL and Telewest launched the roll out of digital cable television services during 2000 and at the end of September 2002, NTL reported 1.2 million digital television subscribers and Telewest 829,000 digital television subscribers, representing 58% and 64% respectively of their total television subscribers in the UK.

Digital Terrestrial Television

        DTT technology permits digital television transmission to be received by a conventional terrestrial roof-top aerial.

        The ITC has allocated capacity for six DTT multiplexes (known as 1, 2, A, B, C and D). The term multiplex refers to a single block of spectrum able to transmit a number of television channels. Each multiplex, which is broadcast alongside the five existing analogue terrestrial television services (BBC1, BBC2, ITV1, Channel 4 and five), is currently capable of carrying approximately four to seven television channels, depending on a number of factors including broadcast quality, the transmission mode used and the quantity of additional services offered, such as interactivity.

        Two transmission modes are currently in use. Multiplexes 1, B, C and D broadcast in 16-QAM (which provides improved signal reliability and coverage at the expense of decreased channel capacity) and multiplexes 2 and A are broadcast in 64-QAM (which allows for increased capacity at the expense of signal reliability and coverage). Total channel capacity of each multiplex in the future will depend upon the type of services offered and transmission mode used to be decided upon by the DTT multiplex operators in compliance with their licence commitments. Future improvements in compression technology and statistical multiplexing may increase channel capacity.

        DTT reception is currently estimated at approximately 55%-60% of UK households. An estimated further 20% could potentially receive DTT with a new terrestrial roof-top aerial. In October 2002, the UK Government re-iterated a number of targets that must be met before the switch-off of analogue television services could occur, including 95% of consumers having access to at least one type of digital television equipment. The Government expects these targets to be met between 2006 and 2010.

        The existing analogue terrestrial broadcasters were allocated or "gifted" all or part of a multiplex as detailed below. The BBC, ITV, Channel 4 and five are required to use part of this allocated capacity to simulcast their existing analogue services. The BBC was allocated by the UK Government Multiplex 1 and Digital 3 and 4 Limited (a joint venture between ITV and Channel 4) was granted by the ITC the licence to operate Multiplex 2. Five and S4C were allocated capacity on Multiplex A. For S4C this is in Wales only and this multiplex is also required to carry Gaelic programming in Scotland.

        On the rest of the allocated capacity, the BBC is allowed to broadcast additional free-to-air channels and interactive services subject to Government approval. ITV, Channel 4 and five are allowed to broadcast free-to-air, subscription or PPV channels as well as interactive and multimedia services (subject to limits on the amount of capacity which can be dedicated to these latter services). See "Item 4—Information on the Company—H. Competition—1. Broadcasting". SDN Ltd. ("SDN"), equally owned by S4C, United and NTL, has been awarded the licence to operate the remaining capacity on Multiplex A nationally.

        In December 1997, the ITC granted ONdigital (then called British Digital Broadcasting Plc) the licences for DTT multiplexes B, C and D. Following the announcement of the cessation of ONdigital's service in April 2002, the ITC revoked these licences. The ITC subsequently awarded the licences to operate Multiplex B to the BBC and multiplexes C and D to Crown Castle International ("Crown Castle").

        The BBC, Crown Castle and BSkyB are equal partners in DTV Services Limited ("DTV Services"), a company formed to provide consumer, retailer and marketing support for the new free-to-air multi- channel DTT service launched in October 2002 under the generic brand Freeview. Including services transmitted on multiplexes 1, 2 and A, some 30 television channels and text services are available on DTT, including ITV1, ITV2 and ITV News Channel, and 12 radio stations, together with additional interactive services. Following the launch of Freeview the DTT platform no longer offers a pay television option. Former ONdigital subscribers can continue to view DTT services through their ONdigital set top box.

3.    Television Advertising

        Total TV NAR was estimated at just over £3.1 billion in calendar 2002, of which ITV1 had a 54% share, Channel 4—20%, five—8%, GMTV—2% and the combined total of all satellite, cable and DTT channels—17%. ITV1's large share results principally from its share of commercial viewing of approximately 52% in peak time (19:00-22:30). ITV1 regularly has over 10 million viewers at peak time compared with between 3 million and 4 million for Channel 4, ITV1's nearest commercial competitor. During 2002, ITV1's average audience in peak time was 7 million viewers compared to an average of 2 million viewers for Channel 4 and 1 million viewers for five.

4.    Television Viewing

        The viewing shares of the five main free-to-air channels shown below are the combined viewing through all platforms: analogue and digital terrestrial, digital satellite and analogue and digital cable. During the period December 30, 2002 and March 2, 2003, broadcasters had the following shares of UK television viewing as calculated by the Broadcasters Audience Research Board ("BARB"):

All Time (06:00-29:59)

        ITV1 (including GMTV)—24%, BBC1—26%, BBC 2—12%, Channel 4—9%, five—6% and the remaining satellite, cable and DTT channels combined—23%.

Peak Time (19:00-22:30)

        ITV1—33%, BBC1—27%, BBC2—10%, Channel 4—8%, five—6% and the remaining satellite, cable and DTT channels combined—16%.

F. Operating Activities

        During the 2002 fiscal year the Company divided its activities for management purposes into three main operating divisions: Broadcasting, Screen Advertising and Content. On March 16, 2001, the Company sold the Technicolor division and the results of these businesses are shown as discontinued operations in 2001 and all prior periods presented. During the 2000 fiscal year the Company sold the companies which comprised its Products division, Quantel and SSL, and the results of these businesses are shown as discontinued operations in 2000 and all prior periods presented.

        The following table summarizes the Company's net sales from each operating division for each of the last three fiscal years. Results for the fiscal years ended September 30, 2000 and 2001 have been restated

where appropriate to reflect the disposal of the Technicolor and Products divisions. The net sales figures below are stated before share of joint ventures' net sales.

	Year ended September 30,
	2002		2001		2000
	(in millions)
Broadcasting	£739.4	77%	£772.7	48%	£742.1	36%
Screen Advertising	60.1	6%	57.4	4%	47.3	2%
Content	165.1	17%	181.7	11%	176.7	9%
Other	—	—	28.3	2%	21.6	1%

	964.6	100%	1,040.1	65%	987.7	48%
Discontinued operations	—	—	561.4	35%	1,075.1	52%

Total	£964.6	100%	£1,601.5	100%	£2,062.8	100%

        The following table contains a geographical analysis of the Company's net sales, by destination of sale, for each of the last three fiscal years.

	Year ended September 30,
	2002		2001		2000
	(in millions)
United Kingdom	£918.3	95.2%	£962.1	60.1%	£925.5	44.9%
United States	17.0	1.8%	43.2	2.7%	29.4	1.4%
Continental Europe	18.8	1.9%	22.7	1.4%	21.1	1.0%
Japan and other	10.5	1.1%	12.1	0.8%	11.7	0.6%

	964.6	100.0%	1,040.1	65.0%	987.7	47.9%
Discontinued operations	—	—	561.4	35.1%	1,075.1	52.1%

Total	£964.6	100.0%	£1,601.5	100.0%	£2,062.8	100.0%

Broadcasting

        The Broadcasting division encompasses the Company's broadcasting, advertising sales and facilities businesses.

        The Company operates four ITV1 licences through its subsidiaries Carlton Broadcasting, Central, Westcountry and HTV (together "Carlton Television") that broadcast to approximately 45% of UK television homes (including London).

        Carlton Broadcasting.    Carlton Broadcasting holds the London Weekday ITV1 licence ("Carlton—London region") which broadcasts from 09:25 to 06:00 Mondays to Thursdays and 09:25 to 17:15 on Fridays. Carlton Broadcasting's licence expires on December 31, 2008, following its renewal on January 1, 1999 (see "Item 4—Information on the Company—I. UK Television Regulation—Channel 3"), but can be renewed before then. The Carlton—London region offers the largest regional audience in UK commercial television with some 4.9 million homes and 11.1 million viewers, accounting for approximately 20% of all television homes in the UK. The Carlton—London region has one of the highest shares of ITV1 NAR with an estimated share of 15.1% of such revenue in calendar 2002.

        Central.    Central holds the regional ITV1 licence for the East, West and South Midlands of the UK ("Carlton—Central region") and renewed its licence with effect from April 1, 2001 for a further ten year period. Based in Birmingham, Nottingham and Abingdon, the Carlton—Central region broadcasts seven days a week from 09:25 to 06:00 to approximately 3.9 million homes and 8.8 million viewers. Carlton—

Central region's share of ITV1 NAR in calendar 2002 was approximately 16.3%, the highest of all the ITV1 licences.

        HTV.    HTV is the ITV1 licence holder for Wales and West of England broadcasting to 2 million homes and 4.5 million viewers and accounting for 6.1% of ITV1 NAR in calendar 2002. HTV broadcasts seven days a week from 09:25 to 06:00. The Company acquired HTV in October 2000. HTV's licence was renewed in 1999 and expires at the same time as the Carlton—London region licence.

        Westcountry.    Westcountry is the ITV1 licence holder for South-West England ("Carlton—West Country region"), which broadcasts to 742,000 homes and 1.6 million viewers and accounted for 2% of ITV1 NAR in 2002. Carlton—West Country region broadcasts seven days a week from 09:25 to 06:00. Carlton—West Country region's licence was renewed in 1999 and expires at the same time as Carlton—London region's licence.

        Carlton Media Sales.    Carlton Media Sales undertakes the Company's television advertising airtime sales activities. Carlton Media Sales sells the advertising airtime for the Carlton—London region, Carlton—Central region, Carlton—West Country region and HTV (since January 2001), as well as for SMG's ITV1 licences Scottish TV and Grampian TV (also since January 2001) and for ITV2 in conjunction with Granada.

        MPC.    MPC provides digital visual effects and computer animation to the advertising, music, TV and feature film industries.

        Carlton 021.    Carlton 021 provides outside broadcast facilities for broadcasters both in the UK and overseas, as well as for independent production companies.

Screen Advertising

        Carlton Screen Advertising.    Carlton Screen Advertising is the market leader in cinema advertising sales in the UK and the Republic of Ireland. In the UK, Carlton Screen Advertising has exclusive rights to sell advertising on over 2,200 cinema screens which account for 63% of UK cinema admissions. The contracts with cinema owners vary in length from 1 to 7 years typically. In return for granting exclusive rights to Carlton Screen Advertising, the cinema owner receives a share of the revenues, and in some cases this may be underpinned by a minimum guarantee.

        Advertising on cinema screens allows advertisers to target an elusive audience (generally more youthful and of a higher social class than other media) in an environment that generates high levels of brand awareness.

        In addition to selling advertising on the cinema screen, Carlton Screen Advertising has also developed supplementary revenue streams for cinema owners. Revenues are now generated from promotional activity in cinema foyers and poster units have been installed in many cinemas allowing advertisers further opportunities to target the valuable cinema-going audiences.

Content

        The Content division comprises the Company's television program production and distribution activities.

        Carlton Productions.    Carlton Productions conducts the Company's program production operations. Carlton Productions' programming, a mix of in-house productions and co-productions with other independent producers, is supplied primarily to ITV and other UK broadcasters. Carlton Productions has also established international production and development ventures, including with Newsweek Magazine and PBS in the United States and MediaPro in Spain. In 2002, Carlton Productions LLC was established as a small US-based production unit specialising in documentary and factual commissions for US broadcasters.

        Action Time.    Action Time produces or licences game shows and other original entertainment and lifestyle formats, both in the UK and internationally.

        Planet 24.    Planet 24 produces entertainment and magazine programming.

        Carlton International.    Carlton International is an international distributor of films and television programs. Carlton International distributes programs from Carlton's libraries, other UK broadcasters and independent producers. The libraries are continually supplemented by the Company's own production of new programs. The Company has also acquired film collections, including the Rank Film Library, the UK rights to the Rohauer Collection and the ITC Library. In total Carlton International's library contains over 2,000 films, the largest English language film library outside of Hollywood, and 18,000 hours of television programs. Carlton International's US operation comprises US program sales and distribution activities together with the wholly-owned television movie production and acquisition business, Carlton America, including Hamdon Entertainment. Carlton International is also responsible for supervising a full range of merchandise licensing rights for the Company's library assets, including video, DVD, toys, clothing, publishing and electronic games for the UK and international markets. The Carlton Publishing Group, including Carlton Books and Andre Deutsch, publishes entertainment, sports and lifestyle books and Carlton Visual Entertainment (formerly Carlton Video) is a supplier of full and mid-priced video and DVD home entertainment products in the UK.

G. Associated Companies, Joint Ventures and Investments

        France Télé Film.    The Company has a 33% interest in France Télé Film S.A., which operates the cable and satellite channel, Festival, in France.

        GMTV.    The Company has a 25% interest in GMTV which holds the national Channel 3 Breakfast Licence and broadcasts daily from 06:00 to 09:25. GMTV renewed its licence with effect from January 1, 1999 until December 31, 2008.

        ITN.    Carlton owns a 20% interest in ITN, a supplier of national and international news programming for ITV, Channel 4 and five, as well as for various radio and international television channels. In November 2001, ITV1 signed a new six year contract with ITN effective January 1, 2003.

        ITV2.    The Company has a 44.1% interest in ITV2, a free-to-air general entertainment channel, which launched in December 1998. The channel is available on DTT, DSAT and the main UK cable television networks.

        ITV News Channel.    The Company owns a 32.5% interest in ITV News Channel, the 24-hour news service. ITV News Channel is available on DTT, DSAT and the main UK cable television networks.

        LNN.    The Company owns a 50% interest in LNN, a joint venture with LWT (Holdings) Limited ("LWT"), owned by Granada, which provides seven day local news and transmission services for the Carlton—London region, LWT, GMTV and other ITV1 licences.

        Screenvision Europe.    The Company has a 50% interest in Screenvision Europe a joint venture which was formed in June 2002 with Thomson to acquire cinema screen advertising interests across continental Europe.

        Screenvision US.    The Company has a 50% interest in Screenvision US, the cinema screen advertising joint venture with Thomson based in the United States.

        The Company is represented on the boards of all of the above companies.

H. Competition

Broadcasting

        The UK's main commercial television networks—ITV1, Channel 4 and five—compete with each other, the BBC and satellite, cable and DTT channels for viewing audiences.

        In February 2000, the Government announced that the BBC would receive an extra £200 million a year on average in licence fee funding between 2000 and 2006 and be required to make cumulative efficiency savings of over £1 billion over the same period.

        The BBC is also expanding its wholly-owned commercial activities, including BBC Worldwide, BBC Technology, BBC Resources and BBC Broadcast. The BBC has established channel and programming-related joint ventures in the UK and internationally with, amongst others, Telewest, Alliance Atlantis Broadcasting, Discovery Communications, Foxtel and Fremantle Media. Some of the profits from these activities has been, and is likely to continue to be, directed towards funding the BBC's television activities.

        During the period December 30, 2002 and March 2, 2003, BBC1 and BBC2 had an audience share of 26% and 12% respectively and a combined broadcasting spend in 2001/02 of £1.4 billion.

        Over the same period, Channel 4 had an audience share of 9% and in 2001 invested approximately £426 million in its schedule. Five had an audience share of 6% and invested around £150 million in its schedule in 2002.

        In homes with access to multi-channel television, the Company faces further competition for viewers from additional channels and services from the BBC and Channel 4, as well as channels only available on satellite, cable or DTT.

        The BBC broadcasts six free-to-air channels which are available only on satellite, cable and DTT: BBC Three (formerly BBC Choice), BBC Four (formerly BBC Knowledge), BBC News 24, CBBC, Cbeebies and BBC Parliament.

        UKTV, a joint venture between the BBC and Flextech, the content division of Telewest, owns and operates six subscription channel brands: UK Gold, UK Gold 2, UK Drama, UK Style, UK Horizons and Play. In addition Flextech owns and operates Bravo, LivingTV, Trouble and Challenge and in January 2003 launched a new entertainment channel FTN.

        Channel 4 launched a premium subscription film channel, FilmFour, in November 1998 and a new general entertainment pay channel, E4, in January 2001.

        BSkyB owns and operates 11 channels (excluding time-shifted versions), including the entertainment channel Sky One, which had an audience share of 1.8% between December 30, 2002 and March 2, 2003, and premium sports and movies channels. BSkyB holds significant equity interests in ventures that own 14 further channels and operate 2 audio channels, including Nickelodeon, the Paramount Comedy Channel and the National Geographic Channel.

        The Company expects that the penetration of these and other channels will continue to increase, thereby reducing the overall viewing of BBC1, BBC2, ITV1, Channel 4 and five. Despite this erosion of conventional analogue terrestrial television viewing, the Company expects ITV1 to remain the only commercial channel in the UK capable of regularly achieving audiences of over 10 million people at any one time. Increasing multi-channel penetration is expected to help grow ITV2's total audience share.

        ITV competes with the BBC, Channel 4, five and satellite, cable and DTT channels, including channels owned by BSkyB, for commissioned and acquired programs and sports rights necessary to construct an attractive schedule for viewers. However, ITV1's major program requirement is still for high quality domestically produced drama and light entertainment, which is substantially produced by the companies operating ITV1 licences.

        The Company's four regional ITV1 licences compete for advertising sales principally with Channel 4, five, S4C (in the case of HTV Wales) and satellite, cable and DTT channels.

        Channel 4's share of total TV NAR during calendar 2002 was 20%, five's was 8% and BSkyB's share was approximately 8%. The advertising revenues received by five since launch have contributed to the reduction in the share of television advertising revenues received by the Company's ITV1 licences.

        The Company recognizes that the likely increase in penetration and viewing of multi-channel television will have a potentially negative impact on ITV1's share of advertising revenues. However, the Company believes that ITV1 will retain the largest share of UK television advertising revenues and that the future development of ITV2 and the efficiencies achieved through the merger with Granada could help partially to mitigate the decline in viewing share and thus share of advertising.

Screen Advertising

        In the UK, Carlton Screen Advertising competes with Pearl & Dean, owned by SMG, for advertising sales contracts with cinema owners and for cinema advertising monies. In certain territories, including the US, the Company's cinema screen advertising businesses compete with similar sales operations controlled by cinema owners.

Content

        Carlton Productions competes with Granada, SMG and Ulster Television plc ("Ulster"), which also own and operate ITV1 licences, and with independently owned and managed production companies and other broadcasters' own production operations, for commissions to produce original programming and for the required personnel and resources to produce such commissions. Carlton International competes with other television and film libraries based in the UK, including the BBC, the US and elsewhere for programming and film rights sales to broadcasters, as well as with packaged media distributors and merchandising franchisees.

I. UK Television Regulation

        The commercial television system in the UK was created in 1954. The ITC was established under the Broadcasting Act 1990 to regulate UK commercial television and, among other duties, to grant licences for the various regions within the independent Channel 3 network. The Broadcasting Act 1990 was amended by the Broadcasting Act 1996. UK commercial television is also regulated by the Department for Culture, Media and Sport ("DCMS"), the Government department responsible for broadcasting and media policy, the Broadcasting Standards Commission ("BSC") and the Radiocommunications Agency. A new Communications Bill is currently being debated in the UK Parliament and could receive Royal Assent during summer 2003 (see Future Regulation below).

        Channel 3.    Under the Broadcasting Act 1990, the ITC awarded ITV1 licences in 1991 with effect from 1993 to the highest bidder, provided that the program proposals of such a bidder met certain quality thresholds. After granting an ITV1 licence, the ITC monitors the performance of the licence holder to ensure that they meet their licence conditions including, for example, the quality, range and diversity of their programming, regional commitments and the extent and nature of their advertising. ITV1 is subject to a Program Code (the "Code") which sets out the requirements for its broadcast content. Compliance with the Code is monitored by the ITC. If a licence holder does not comply with its licence conditions, the ITC can warn the licensee, impose financial penalties and ultimately revoke the licence.

        The Company's subsidiaries Carlton Broadcasting, Central, HTV and Westcountry were awarded their respective regional ITV1 licences for an initial ten year period ending December 31, 2002. Under the terms of the Broadcasting Act 1990 incumbent licence holders can renew on an uncontested basis their licence for a new ten year period before the end of those licences. ITV1 licensees must make annual payments to the ITC to maintain their licences. In calendar 1998 Carlton Broadcasting and Central paid 11% of their annual terrestrial television advertising, sponsorship and other qualifying revenue (the "Qualifying Revenue Charge" or "PQR") to the ITC, but for the smaller HTV the percentage was 2% and for Westcountry the percentage was nil. Licensees were also required to pay an annual licence fee based on the original cash bid for the relevant licence.

        In January 1998, following a period of consultation, the ITC published a document setting out the methodology and procedure for renewing on an uncontested basis the ITV1 licences. Carlton Broadcasting, Central and Westcountry each submitted ten year business plans to the ITC in May 1998 in their requests for new ten year licences to be effective from January 1, 1999. So did HTV which was not at the time owned by the Company. When offering the new ten year licences, the ITC set new financial terms based on its own financial modelling and taking into account the licensee's views. The financial terms were then set to give a 10% real pre-tax return estimated by the ITC from the analogue transmissions over the ten years of the licence period. This was calculated for each licence on a stand-alone basis, excluding the cost benefits of common ownership and after allowing for the initial investment and subsequent net investment in fixed assets and working capital. The apportionment of the net cash flows to the digital (simulcast) transmissions was made as a function of the estimated penetration of homes in the licensee's region of the digital simulcast service of the channel whether by DTT, digital cable or DSAT as a proxy for the channel's digital viewing share. Pursuant to the financial terms, the ITC based the licence payments on the total estimated cash flows in excess of the 10% real pre-tax return on analogue transmissions and aimed to set the financial terms at such a level that, over the course of the licence, 25% of the net present value of the total payments would be in the form of cash bids and 75% in the form of PQR.

        The Company renewed its Carlton—London region and Carlton—West Country region licences for ten years with effect from January 1, 1999, as did HTV. Under the new licences Carlton Broadcasting, HTV and Westcountry pay PQR rates of 20%, 7% and 13% respectively. In fiscal 2002 the PQR cost on the analogue revenues was £34.4 million for Carlton Broadcasting, £3.5 million for Westcountry and £4.9 million for HTV. No PQR is payable on the proportion of revenues attributed to the viewing of ITV1 via digital broadcasts. In 2002 the annual licence fee was £16.9 million for Carlton Broadcasting, £1.2 million for Westcountry and £2.2 million for HTV. The annual licence fees are adjusted each year in accordance with the change in the RPI, which increased by 3.2% in 2000, 0.7% in 2001 and 2.9% in 2002.

        In 1999, the Company rejected the terms offered to Central for the Carlton—Central region principally because they would have resulted in higher licence payments in fiscal years 1999-2002. Central re-applied for, was offered and accepted a new licence from April 1, 2001 (the latest date to renew on an uncontested basis), the financial terms of which are an annual licence fee of £7.6 million which became effective from January 2002, and a PQR rate of 17% which was effective from April 2001. In fiscal 2002 the annual licence fee for Central was £5.7 million and the PQR cost was £32.0 million. Carlton Broadcasting, HTV and Westcountry will be able to apply for licence renewals as from January 2005 and Central as from April 2007.

        In November 1998, ITV1 began broadcasting its service on DTT, in addition to its existing analogue terrestrial service. Shortly after ITV1 launched on the main cable networks and then on DSAT in November 2001. No PQR is payable on the proportion of revenues attributed to the viewing of ITV1 via digital broadcasts which includes DTT, DSAT, digital cable and any other digital technology. Therefore as digital penetration increases in the future, the proportion of the total advertising and sponsorship revenues attracting PQR is expected to fall.

        The Communications Bill proposes that within a year of receiving Royal Assent, ITV1 licensees will be required to take up new digital licences on terms which will be "equivalent in all material respects" to those provided for by the existing analogue licences. Licence holders will not be able to apply for new financial terms at the same time. The financial terms for the new digital licences will be carried over from the current analogue licences and renewed on the timetable that would have applied under the current licensing regime.

        Each of the regional ITV1 licensees is a member of a federal structure which provides for the independent scheduling, commissioning and purchasing of programs across the nationwide network (save for certain regional variations). As required by the Broadcasting Act 1990, this federal structure is set out in the network supply contract which was entered into among the various ITV1 licensees and the Independent Television Association Limited, now renamed ITV Network, on May 11, 1992. It has since been amended through a series of supplemental agreements entered into on June 30 and September 24, 1993 and on March 6, 1995.

        The network supply contract provides for the establishment of a central council, the ITV Network Council, which is responsible for making all decisions in relation to the operation of ITV Network, including determining program strategy and setting the annual ITV1 network program budget. Most decisions of Council can be passed by a simple majority of the members in attendance (on the basis of one vote per member), however certain reserved matters require 60% of the votes cast to be approved (e.g. the ITV1 network program budget). The number of votes which each licensee has in respect of these reserved matters is calculated from a pre-determined formula which is applied to the licensee's share of qualifying revenues in the previous year. The Company currently has 40.261% of the voting rights on this basis.

        The funding of the annual ITV1 network program budget is undertaken by the regional licensees. Each licensees' funding share is determined by reference to ITV1 NAR share, adjusted to take account of small company allowances and certain regional opt-outs. ITV1 NAR share is confirmed and approved by the ITC. ITV Network may suspend a regional licensee's membership in the event of failure to pay any amount due under the network supply contract within 5 business days of the due date. In calendar year 2002, £775 million was spent by ITV1 on network programming, the Company's share being approximately 42%.

        Under the Broadcasting Act 1990, the majority of an ITV1 licensee's programming must be of EU origin and at least 25% of all programming (excluding news, repeats and certain other categories) must be commissioned from independent production companies. This 25% requirement also applies to all the analogue terrestrial broadcasters. The Communications Bill proposes that this quota could also be measured by value.

        The Broadcasting Act 1996 permits common ownership of any number of ITV1 regional licences (except the two London area licences held by Carlton Broadcasting and LWT, owned by Granada, which may not be held under common ownership), provided that the combined share of the total UK television audience is no more than 15% as measured by analysis of BARB data for the ITC. Under the Broadcasting Act 1996, the ITV1 companies are also permitted to control or have an interest in any number of cable, satellite and DTT channels, provided that such ownership (when combined with the existing terrestrial audience share) would not exceed the 15% audience share ceiling. These media ownership rules are set to change when the Communications Bill that is currently being debated by the UK Parliament is passed.

        Channel 4.    The Channel 4 Television Corporation is a statutory corporation established under the Broadcasting Act 1990. It operates Channel 4, a national commercial channel that is licensed by the ITC and funded by advertising. Channel 4 was granted a new 10 year national broadcasting licence in 2003, which is renewable for additional 10 year terms. Channel 4 is accountable to Parliament through the ITC. Under its licence, Channel 4 is required to provide a public service for disseminating information, education and entertainment. Its programs must maintain a wide range in their subject matter, having regard both to the programs as a whole and also to the day of the week and the times of the day at which they are broadcast and reflect interests and tastes not normally catered to by the other terestrial channels. A suitable proportion of programs must be of an educational nature.

        Channel 5.    In April 1996, the ITC granted a ten year licence to Channel 5, with an annual licence fee of £22 million to be adjusted each year for the change in the RPI. The Channel 5 licence requires that current programming consists of at least 55% originally produced or commissioned programs and includes news, current affairs, children's and religious programs, with programs of high quality which appeal to a variety of tastes and interests. Channel 5 applied for a renewal of its licence for a ten year period beginning April 1, 2003, the terms for which were announced by the ITC in February 2003 and which were accepted by Channel 5 in March 2003. In the event of a change in control of Channel 5, the Communications Bill proposes to institute a review of its effects or likely effects on the service and allows for the variation of the licence.

         BBC Channels.    The BBC was established by Royal Charter in 1927. The seventh Royal Charter, which came into effect on May 1, 1996, runs until December 31, 2006. The BBC's major source of funding is the licence fee, which is levied on television households in the UK. In 1999 the Government announced a review of the BBC's funding. That review concluded that the licence fee should continue to be the BBC's main source of income until at least the end of the year 2006. In February 2000, the Government announced that the BBC would receive an additional £200 million extra per year in licence fee funding up to and including 2006-07 in return for efficiency savings.

        DTT.    The ITC awarded licences to operate DTT multiplexes based on specified matters including the timetable for the commencement of broadcasting; proposals and timetable for implementing and improving coverage; the proposals for promoting STB take-up; the capacity of the program services proposed to appeal to a variety of tastes and interests and the applicant's ability to establish and maintain the proposed service. These licences were awarded originally in December 1997 to ONdigital (then called British Digital Broadcasting Plc).

        Following the cessation of ONdigital's service in May 2002, its licences were revoked and re-tendered by the ITC. The ITC subsequently awarded the licences to the BBC and Crown Castle. A new free-to-air DTT service was launched in October 2002 marketed under the generic brand Freeview. Consumer, retail and marketing support is provided to Freeview by DTV Services, a company formed by the BBC, Crown Castle and BSkyB.

        Media Ownership.    Media ownership rules have been subject to recent consultation by the UK Government and are in the process of being revised in the Communications Bill currently being considered by the UK Parliament.

        Under the Broadcasting Act 1996, proprietors of newspapers with a share of more than 20% of the national market are prevented from holding over 20% of any terrestrial television licence. In its current form the Communications Bill proposes to remove this rule for Channel 5 but retain it for Channel 3. The Broadcasting Act 1996 also restricts the Channel 3 or Channel 5 licence-holders from controlling a national newspaper with more than a 20% of UK national circulation. This restriction is lifted for Channel 5 in the Communications Bill in its current form and remains in force for Channel 3 licencees.

        Non-EEA ("European Economic Area") companies are currently prohibited from owning a Channel 3 licence. In its current form the Communications Bill proposes to remove this rule.

        Future Regulation.    The UK Government reviewed the regulation of both the telecommunications and broadcasting industries and published a White Paper in December 2000 setting out its proposals for reforming the communications sector. These included: amalgamating the Office of Telecommunications ("OFTEL"), the ITC, the BSC, Radiocommunications Agency and the Radio Authority to create a single regulator, OFCOM, to oversee the broadcasting and telecommunications industries.

        A small Bill to establish the office of OFCOM received Royal Assent in March 2002. The Communications Bill, which covers, amongst other areas, the functions of OFCOM and media ownership rules, was subsequently introduced to the UK Parliament in November 2002. The Communications Bill is

currently being debated in Parliament and could receive Royal Asset during summer 2003. The functions of the existing regulators will then, over a period, transfer to OFCOM and commencement orders will be introduced to activate parts of the new Communications Act.

        The Communications Bill contains a range of measures that, if implemented, will affect future regulation of ITV1 including: proposals to abolish the "15% audience share limit" and the "London ITV1 split"; proposals to oblige the ITV licensees to replace their existing analogue licences with new digital licences (which will be on the same terms as the current analogue licences and which will require simulcasting in analogue form as OFCOM consider appropriate); and proposals to update the current system of content regulation.

J. Description of Property

Buildings

        At September 30, 2002, the Company leased office, studio and warehouse space in the following principal locations: London, Birmingham, Nottingham, Abingdon, Plymouth, Cardiff and Bristol in the UK.

        Leased properties cover an aggregate of approximately 1,247,358 square feet and expire at various dates through to 2123. As of September 30, 2002, annual aggregate lease payments relating to the Company's leases totaled approximately £10.4 million.

        In addition, at September 30, 2002, the Company owned freehold properties covering an aggregate of approximately 223,956 square feet. These properties, which include office and warehouse space, are principally located in London and Newbury in the UK.

Intellectual property

        The Company owns a significant program library, which is distributed internationally by Carlton International. The Company believes that Carlton International is the second largest UK-based international program distributor after the BBC measured in terms of sales revenues, and its catalogue contains over 18,000 hours of programming and 2,000 films, including over 300 made for television movies.

        Action Time owns over 60 program formats and is active in 40 territories around the world. Carlton's program production division produced 757 hours of programming in 2002 for ITV, Channel 4 and the BBC.

        The Company has trademark rights for "CARLTON", which has been registered in the UK and registered or applied for in another 24 countries.

K. Organizational Structure

        The Company primarily carries out its business through wholly-owned operating companies. Set out in the table below are the principal operating companies as at September 30, 2002. All the companies are wholly owned and are incorporated and operating in the United Kingdom except as noted.

(a) Subsidiary undertakings	Country of incorporation/establishment
Action Time (UK) Limited*
Andre Deutsch Limited
Carlton Active Limited **
Carlton Books Limited
Carlton Broadcasting Limited*
Carlton Film Distributors Limited
Carlton Interactive Media Limited
Carlton International Media, Inc. (trading as Carlton America)*	USA
Carlton International Media Limited*
Carlton Productions Limited**
Carlton Media Sales Limited**
Carlton Screen Advertising Limited*
Carlton Television Limited*
Carlton 021 Limited**
Carlton Visual Entertainment Limited*
Central Independent Television Limited *
Hamdon Entertainment*	USA
HTV Group Limited*
ITC Distribution LLC (also trading as Carlton Productions LLC)*	USA
ITC Entertainment Group Limited*
The Moving Picture Company Limited*
Planet 24 Productions Limited*
SelecTV Cable Limited*
Superhire Limited
Westcountry Television Limited*

*
Indirect holdings.
**
Operating as divisions of subsidiary companies.

(b)  Joint ventures and associated undertakings

	Country of registration/ incorporation	Nominal value of ordinary shares		Number of ordinary shares in issue	Proportion of shares held by group
GMTV Limited	England and Wales	£1		2,000,000	25%
Independent Television News Limited	England and Wales	£1		400,000	20%
ITV2 Limited	England and Wales	£1		915,610	44.1%
ITV News Channel Limited(1)	England and Wales	1	p	1,000	32.5%
London News Network Limited(2)	England and Wales	£1		100	50%
Screenvision Holdings (Europe) Limited(3)	England and Wales	£1		40,208,404	50%
Technicolor Cinema Advertising LLC(4)	USA	US$1		122,000	50%

Notes

(1)
The Group also owns 40.25% of the 20,350,000 preference shares of £1 each in issue.
(2)
The Group also owns 50% of the 2,250,000 7% Cumulative Preference shares of £1 each in issue.
(3)
Screenvision Holdings (Europe) Limited ("Screenvision Europe") owns 100% of the share capital of Circuit A SAS, RMB Espana Multimedia SA, RMB Cinema SA and RMB Netherland BV.
(4)
Technicolor Cinema Advertising LLC ("Screenvision US") owns 100% of the issued share capital of Cinema Billboard Network Inc, Screenvision Cinema Network LLC, Technicolor Cinema Billboard Inc, Technicolor Screen Advertising Inc, Technicolor Screen Services Inc and Val Morgan Cinema Advertising Inc.

        As at September 30, 2002, the Group also held a 33% interest in France Télé Film, operating in France. This is held as a fixed asset investment as the Company does not have a significant influence under the FRS 9 definition. The carrying values of this investment is not material.

Item 5—Operating and Financial Review and Prospects

        The review of operations is based on the financial position and performance of the Company as reported under UK GAAP.

        The Company has shown separately in Note 2 of Notes to the Consolidated Financial Statements the net income/(loss) before and after the financial effects of discontinued operations and exceptional operating items. A summary of the Company's results for 2002, 2001 and 2000 is shown below:

	Year ended September 30,
	2002	2001	2000
	(in millions)
Total net sales	£1,072.8	£1,702.6	£2,126.5
Less: share of joint ventures	(108.2)	(101.1)	(63.7)

Net sales	964.6	1,601.5	2,062.8
Analyzed as:
Continuing operations	964.6	1,040.1	987.7
Discontinued operations	—	561.4	1,075.1

	964.6	1,601.5	2,062.8
Operating costs	911.4	1,495.5	1,801.7
Exceptional operating items	(4.8)	58.6	39.0

Operating income	58.0	47.4	222.1
Analyzed as:
Continuing operations	58.0	4.4	131.1
Discontinued operations	—	43.0	91.0

	58.0	47.4	222.1
Share of operating results of joint ventures and associates	(107.2)	(194.0)	(141.1)

	(49.2)	(146.6)	81.0
Profit/(loss) on sale and termination of businesses	(86.8)	(227.0)	(304.3)

Income/(loss) on ordinary activities before interest	(136.0)	(373.6)	(223.3)
Amounts written off investments	(8.2)	—	—
Net interest receivable/(payable)	(12.0)	(35.6)	(28.4)

Income/(loss) before taxes	(156.2)	(409.2)	(251.7)
Taxation on income	0.2	19.2	(25.7)

Net income/(loss)	£(156.0)	£(390.0)	£(277.4)

        In the 2002 fiscal year, the Company's consolidated net sales fell 39.8% to £964.6 million (2001: £1,601.5 million, 2000: £2,062.8 million) and operating income increased 22.4% to £58.0 million (2001: £47.4 million, 2000: £222.1 million). Net sales decreased in 2002 and 2001 due to the sale of the Technicolor businesses in March 2001 and the Products division in 2000.

        In the 2002 fiscal year, the Company's continuing operations net sales fell 7.3% to £964.6 million (2001: £1,040.1 million, 2000: £987.7 million) and operating income from continuing operations increased by £53.6 million to £58.0 million (2001: £4.4 million, 2000: £131.1 million).

        Operating income is stated after exceptional operating items/(charges) of £4.8 million in 2002 (2001 £58.6 million charges, 2000: £39.0 million charges). Exceptional operating items in 2002 were in respect of reorganization and restructuring costs, asset write-downs and a goodwill impairment more than offset by litigation net income

        Share of operating losses from joint ventures and associates in 2002 fell to £107.2 million (2001: £194.0 million, £141.1 million) due to the closure of ONdigital and ITV Sport Channel and the other digital media businesses.

        Net loss before taxes in 2002 was £156.2 million (2001: £409.2 million, 2000: £251.7 million). Loss before taxes included a loss resulting from discontinued operations of £188.5 million (2001: £369.6 million, 2000: £355.8 million), £86.8 million of which was in respect of a net loss on sale and termination of businesses (2001: £227.0 million, 2000: £304.3 million) and £101.7 million of which was in respect of the Company's share of results of discontinued joint ventures and associates (2001: £185.6 million, 2000: £142.5 million). Net income before taxes from continuing operations in 2002 increased by £71.9 million to £32.3 million (2001: £39.6 million loss, 2000: £104.1 million income).

        The loss per Ordinary share was 24.8p (2001: 59.7p, 2000: 44.5p) inclusive of 26.8p in respect of the cost of discontinued operations (2001: 51.6p, 2000: 53.1p). Dividends per Ordinary share were 8.275p (2001: 8.275p, 2000: 16.55p).

A. Operating Results

Fiscal Year Ended September 30, 2002 Compared to Fiscal Year Ended September 30, 2001

        In the 2002 fiscal year, consolidated net sales were £964.6 million, a decrease of £636.9 million or 39.8% over the 2001 fiscal year. The decline was principally due to the sale of Technicolor on March 16, 2001.

        As a result of the sale of Technicolor, the UK is now the Company's only significant geographic segment. UK net sales by destination accounted for 95.2% of continuing operations net sales in 2002 or £918.3 million (2001: £962.1 million) and accounted for 91.2% of continuing operations operating income before exceptional operating items or £48.5 million (2001: 87.7%—£49.8 million).

        The decrease in UK operating income resulted from the slowdown of advertising revenues and the increased network schedule costs (resulting from both higher investment in the ITV1 schedule and stock adjustments). These were largely offset by a series of cost saving initiatives and the scaling down of loss-making internet and digital channel activities. Net sales from continuing operations outside the UK in 2002 totaled £46.3 million (2001: £78.0 million) and operating income from continuing operations outside the UK accounted for £4.7 million (2001: £7.0 million).

        Operating costs in 2002 were £911.4 million (2001: £1,495.5 million, of which £983.3 million were from continuing operations). Operating costs from continuing operations as a percentage of net sales were 94.5% in both 2002 and 2001.

        In 2002 there were exceptional operating items consisting of reorganization and restructuring costs of £2.8 million, asset write-downs of £7.1 million and a goodwill impairment of £3.9 million offset by £18.6 million of litigation net income. A tax credit of £2.0 million arises on these items. In 2001 there were exceptional operating charges of £58.6 million, mainly relating to digital business closures and downsizing.

        Operating income in 2002 was £58.0 million (2001: £47.4 million), an increase of 22.4%. Excluding income from discontinued operations (2002: nil, 2001: £43.0 million), exceptional operating income of £4.8 million (2001: charges of £52.4 million), operating income decreased to £53.2 million (2001: £56.8 million). The operating margins of the Company excluding discontinued operations and exceptional operating items in 2002 were 5.5% (2001: 5.5%). The components of these results are discussed in the divisional commentary below.

Broadcasting

        Net sales in 2002 decreased by 4.3% to £739.4 million (2001: £772.7 million) and operating income decreased by 26.7% to £49.2 million (2001: £67.1 million). The decline was mainly due to a weaker ITV1 advertising market in the first half (down 12%), partially offset by recovery in the second half (up 2%).

Total NAR for the Carlton licences decreased 5.1% to £659.5 million (2001: £695.3 million), including a full year of HTV which was acquired at the end of October 2000. On a like-for-like basis the decline in NAR was 6.2% for the year. Growth in advertising revenues from the motor, cosmetics and home entertainment sectors in 2002 was more than offset by the decline in revenues from other sectors such as Financial, Government and Media/Internet.

        The Company's ITV1 network program costs increased by 9.8% to £332.5 million (2001: £302.9 million), an increase of 8.8% on a like-for-like basis. The 2002 figure includes a £6.5 million stock provision.

        Operating income is calculated net of payments to the ITC for the Company's wholly owned broadcasting licences, which in 2002 totaled £100.8 million before digital satellite costs (2001: £119.5 million) and were made up of annual licence fees of £26.0 million (2001: £19.9 million) and PQR payments of £74.8 million (2001: £99.6 million). The increase in licence fees in 2002 was due to the renewal of the Carlton—Central licence. The decrease in PQR payments in 2002 was mainly due to the decline in NAR and the increase in viewing of digital ITV services. In November 1998 ITV began broadcasting its service in digital, in addition to its existing analogue service. Under both the new and the existing licences, no PQR is payable on the proportion of revenues attributed to the viewing of the Company's ITV channels via digital broadcasts. Therefore as digital penetration increases in the future, the proportion of the advertising and sponsorship revenues attracting PQR is expected to fall. The effect of this was to reduce PQR payments by £35.0 million (2001: £10.0 million). This benefit was partly offset by digital satellite transmission costs that commenced in November 2001 at a cost of £10.3 million (2001: nil).

        Under the current licences which were renewed for ten years from January 1, 1999, Carlton—London, HTV and Carlton—West Country pay PQR rates of 20%, 7% and 13% resulting in PQR costs in fiscal year 2002 of £34.4 million, £4.9 million and £3.5 million respectively. The 1999 terms offered to Central for the Carlton—Central region were rejected principally because they would have resulted in higher licence payments in fiscal years 1999, 2000, 2001 and 2002. Central re-applied for, was offered and accepted a new licence from April 1, 2001 (the latest date that the licence could be renewed without competitive tender), the financial terms of which are an annual licence fee of £7.6 million which became effective from January 2002, and a PQR rate of 17% which became effective in April 2001. In 2002 the annual licence fee for Central was £5.7 million (2001: £2,600) and the PQR cost was £32.0 million (2001: £36.5 million).

Screen Advertising

        Net sales increased by 4.7% to £60.1 million (2001: £57.4 million) and operating income increased 18.6% to £7.0 million (2001: £5.9 million). The improvement in results was due to the continued rise in cinema audiences and advertising revenue in the UK, supported by a strong slate of blockbuster films. Carlton Screen Advertising retained its UCI Cinema advertising contract accounting for 386 screens across the UK and Ireland. Its contract with UGC ended in January 2002, which impacted second half growth. However, Carlton Screen Advertising won National Amusements/Showcase just after the year end.

        The Screenvision joint venture with Thomson in the US expanded its coverage through the acquisition of Val Morgan in September and now accounts for 54% of all US cinema advertising screens. Screenvision Europe was formed with Thomson in June to acquire cinema advertising interests across continental Europe including France, Belgium and Spain for £62 million, of which Carlton's share was £31 million. The financial impact of these ventures, which are in the early stages of development, was small.

Content

        Net sales decreased by 9.1% to £165.1 million (2001: £181.7 million) and operating income increased by £8.7 million to £5.8 million (2001: £2.9 million loss). The improved profits have been achieved mainly through cost savings and the scaling down of loss-making internet businesses. Content consists of Carlton

Productions and Carlton International (incorporating Carlton Visual Entertainment and Carlton Publishing Group).

        Carlton Productions' net sales, principally to the ITV1 network and other UK broadcasters, decreased by 25.0% to £75.5 million (2001: £100.6 million) due to delays in ITV commissioning and the ending of the Big Breakfast contract for Channel 4 (previously held by Planet 24).

        Carlton International, the Company's international distributor of television programs, films and books, achieved net sales growth of 10.4% to £89.5 million (2001: £81.1 million). Carlton International's sales have risen due to increased exploitation of rights and DVD sales expansion, despite difficult conditions in the international television market.

Other

        Central overheads net of rental income and group foreign exchange differences amounted to a net cost of £8.8 million (2001: £13.3 million).

Discontinued Operations

        Discontinued operations in 2002 comprise the pre-closure results and closure cost provisions for ONdigital and ITV Sport Channel, pre-sale results and loss on disposal of other digital media businesses and further post-acquisition receipts from the disposal of Technicolor. The 2001 results have been restated to include ONdigital and ITV Sport Channel and other digital media businesses in discontinued operations.

        The Company's share of ONdigital and ITV Sport Channel's pre-closure operating losses in 2002 was £99.1 million (2001: £175.7 million) from joint ventures' turnover of £64.1 million (2001: £90.2 million). The £98.6 million of closure costs recognized as a loss on termination of businesses in 2002 comprise £34.6 million of balances written-off and a provision for closure cost of £64.0 million.

        There were £2.6 million of losses from other discontinued digital media businesses in 2002 (2001: £16.1 million) and £6.1 million loss on sale of investments (2001: nil).

        Further post-acquisition receipts in 2002 from the disposal of Technicolor were £17.9 million. Profit on net assets sold in 2001 was £403.2 million prior to the goodwill write-back of £630.2 million. Pre-sale profits from Technicolor before disposal in March 16, 2001 were £49.2 million.

Joint Ventures and Associated Companies

        The Company's share of losses from continuing operations joint ventures and associated companies was £5.5 million (2001: £8.4 million). The decrease in the share of their operating losses was principally due to improved performance from ITV2, GMTV and ITN, partially offset by full year losses from Screenvision US.

Amounts Written Off Investments

        A provision of £8.2 million was made against the Company's shares held by the Company in various employee share schemes, reducing the carrying value to the year end share price.

Net Interest

        Net interest payable was £12.0 million in 2002 compared with £35.6 million in 2001. Interest receivable on funding to joint ventures and associates and the Company's share of joint ventures' and associates' net interest expense was £2.5 million (2001: £3.0 million). £14.4 million of interest in 2002 relating to ONdigital and ITV Sport Channel has not been shown in group interest receivable or joint ventures' payable due to the closure of these businesses. The 2001 comparatives, for interest receivable and interest payable have been restated by £22.1 million accordingly.

        The main reason for the lower net interest charge in 2002 was the benefit gained from swapping fixed rate sterling debt into floating rate dollar cost of finance (without currency risk) prior to September 2001, before short-term US interest rates were cut to historically low levels. The low financing cost of the exchangeable bond and lower net interest bearing balances were the other primary reasons.

Taxation on Income

        The tax rate on net income before taxes, discontinued operations, exceptional operating credits and amortization of £45.1 million in 2002 was 23.9% (2001: 42.4%). Exceptional operating credits in continuing operations include net income from litigation, to which no tax has been attributed, and exceptional costs on some of which tax relief is recognized, giving rise to a tax credit of £2.0 million. This results in tax on continuing operations of £8.6 million, the UK corporation tax element of which is offset by consortium and other tax relief from discontinued operations including exceptional charges and by foreign exchange differences that are debited to reserves. Tax of £0.2 million has been attributed to the profit on sale of businesses included in discontinued operations.

        In the US, federal tax has been provided at 35% and state taxes have been provided at rates of between 5% and 10%.

        In total, this results in a net tax credit in the profit and loss account of £0.2 million on total losses of £156.2 million compared to a 2001 credit of £19.2 million on total losses of £409.2 million.

Net Loss

        The loss after tax attributable to shareholders in 2002 was £156.0 million (2001: £390.0 million). This loss is stated before £10.5 million (2001: £10.5 million) of the annual fixed net dividends on non-equity shares (i.e. 6.5p Preference shares).

Earnings per Ordinary Share

        The reported loss per share after discontinued operations and exceptional items in 2002 was 24.8p (2001: 59.7p). Earnings per Ordinary share before discontinued operations and exceptional items after taxes was 1.0p (2001: loss of 0.6p). Earnings per share from continuing operations was 2.0p (2001: loss of 8.1p). As there is a loss from continuing operations in both 2002 and 2001, the preference shares and share options are not deemed to be dilutive and hence the diluted loss per share is the same as the basic reported loss per share for these two years.

        Set out in the table below is the reconciliation between earnings per Ordinary share before discontinued operations and exceptional items after taxes and reported earnings per Ordinary share. The numbers of shares used in the calculation of earnings per share and diluted earnings per share are set out in Note 12 of Notes to the Consolidated Financial Statements.

	Year ended September 30,
	2002	2001
	(pence)
Basic and diluted earnings per share
Reported earnings per Ordinary Share	(24.8)	(59.7)
Discontinued operations	26.8	51.6

Continuing operations income/(loss) post-exceptional items	2.0	(8.1)
Exceptional items	(1.0)	7.5

Continuing operations income/(loss) pre-exceptional items	1.0	(0.6)

        Ordinary share dividends totaled £55.5 million in 2002 (2001: £55.6 million). This comprised the 3.275p per share interim dividend paid in August 2002 and 5.0p per share final dividend that will become payable in April 2003, making a total for the year of 8.275p per share (2001: 8.275p).

Fiscal Year Ended September 30, 2001 Compared to Fiscal Year Ended September 30, 2000

        In the 2001 fiscal year, consolidated net sales were £1,601.5 million, a decrease of £461.3 million or 22.4% over the 2000 fiscal year. This was principally due to the sale of Technicolor on March 16, 2001, partially offset by 11 months of trading from HTV.

        UK net sales by destination accounted for 92.5% of total net sales (exclusive of sales by discontinued operations) in 2001 or £962.1 million (2000: £925.5 million) and accounted for 87.7% of operating income (before discontinued operations and exceptional operating charges) or £49.8 million (2000: 94.1%—£133.8 million). The decrease in UK operating income resulted from the slowdown of advertising revenues and the effect of licence renewal. Net sales outside the UK (excluding discontinued operations) in 2001 totaled £78.0 million (2000: £62.2 million) and operating income outside the UK (exclusive of discontinued operations and exceptional costs) accounted for £7.0 million (2000: £8.4 million).

        In 2001 operating costs were £1,495.5 million, of which £983.3 million were from continuing operations (2001: £1,801.7, of which £845.5 million were from continuing operations). Operating costs from continuing operations as a percentage of continuing operations net sales were 94.5% in 2001 compared to 85.6% in 2000.

        In 2001 there were exceptional operating charges consisting of reorganization and restructuring costs of £7.6 million and £51.0 million of exceptional operating charges relating to digital business closures and downsizing. In 2000 there were exceptional operating costs of £11.1 million relating to the costs of an abortive merger, and £27.9 million that related primarily to restructuring costs of discontinued operations.

        Operating income in 2001 was £47.4 million (2000: £222.1 million), a reduction of 78.7%. Excluding income from discontinued operations (2001: £43.0 million, 2000: £91.0 million), and exceptional operating charges of £52.4 million (2000: £11.1 million), operating income decreased to £56.8 million (2000: £142.2 million). The operating margins of the Company excluding discontinued operations and exceptional operating items in 2001 were 5.5% (2000: 14.4%). The components of these results are discussed in the divisional commentary below.

Broadcasting

        Net sales in 2001 increased by 4.1% to £772.7 million (2000: £742.1 million) and operating income decreased by 57.9% to £67.1 million (2000: £159.5 million). The 2001 figures include 11 months of contribution from HTV. Operating margins decreased due to the slowdown in advertising revenues and the effect of licence renewal.

        Total NAR for Carlton—London region, Carlton—Central region and Carlton—West Country region decreased by 12.7% to £603.7 million (2000: £691.5 million). HTV's NAR for 11 months of the 2001 fiscal year was £91.6 million resulting in a total Group NAR for 2001 of £695.3 million (2000: £691.5 million). The Company's ITV1 network program costs increased by 20.2% to £302.9 million (2000: £252.1 million), principally due to first time contribution of HTV in 2001 fiscal year.

        Operating income is calculated net of payments to the ITC for the Company's wholly owned broadcasting licences, which in 2001 totaled £119.5 million (2000: £122.0 million) made up of annual licence fees of £19.9 million (2000: £17.4 million) and the PQR payments of £99.6 million (2000: £104.6 million).

        The Company renewed its Carlton—London region and Carlton—West Country region licences for ten years with effect from January 1, 1999, as did HTV (which was not at the time owned by the Company). Under the new licences Carlton—London, HTV and Carlton—West Country pay PQR rates of 20%, 7%

and 13% respectively. In 2001 the PQR cost was £52.6 million for Carlton—London, £4.2 million for Carlton—West Country and £6.2 million for HTV (for 11 months). In 2001 the annual licence fee was £16.7 million for Carlton—London, £1.2 million for Carlton—West Country and £2.0 million for HTV (for 11 months). The 1999 terms offered to Central for the Carlton—Central region were rejected principally because they would have resulted in higher licence payments in fiscal years 1999, 2000, 2001 and 2002. Central re-applied for, was offered and accepted a new licence from April 1, 2001 (the latest date that the licence could be renewed without competitive tender), the financial terms of which are an annual licence fee of £7.6 million which becomes effective from January 2002, and a PQR rate of 17% which became effective in April 2001. In 2001 the annual licence fee for Central was £2,600 and the PQR cost was £36.5 million.

Screen Advertising

        Net sales increased by 21.4% to £57.4 million (2000: £47.3 million) and operating income decreased by 6.3% to £5.9 million (2000: £6.3 million). The net sales growth was due to strong movie releases, cinema's attractive young demographics and promotion of the medium to potential advertisers.

        In July 2001, the Company established Screenvision US, a 50% joint venture with Thomson (which includes 100% of Screenvision) which is engaged in the business of cinema screen advertising in the US.

Content

        Net sales decreased by 2.8% to £181.7 million (2000: £176.7 million) and operating loss decreased by 79.9% to £2.9 million (2000: £14.4 million loss). The improved profits have been achieved mainly through cost savings and the scaling down of loss-making internet businesses. Content consists of Carlton Productions and Carlton International (incorporating Carlton Visual Entertainment and Carlton Publishing Group).

        Carlton Productions' net sales, principally to the ITV1 network, were £100.6 million in 2001 (2000: £107.0 million). A number of structural changes were implemented in 2001 to streamline its operations, including the integration of Carlton's interactive content production arm.

        Carlton International, the Company's international distributor of television programs, films and books achieved net sales growth of 16.4% to £81.1 million (2000: £69.7 million). Carlton International's sales have risen due to increased exploitation of rights, video sales expansion and the acquisition of Andre Deutsch in the books division.

Other

        Central overheads net of rental income and group foreign exchange differences and the contribution from Screenvision prior to the joint venture formation in July 2001 amounted to a net cost of £13.3 million (2000: £9.2 million).

Discontinued Operations

        Discontinued operations in 2001 include results of ONdigital and ITV Sport Channel and other digital media businesses closed in 2002 and the pre-sale results and disposal of Technicolor that was sold on March 16, 2001. The 2000 comparatives also include the Quantel and SSL operations that were sold in 2000.

        The Company's share of ONdigital and ITV Sport Channel's losses in 2001 was £175.7 million (2000: £143.2 million) from joint ventures' turnover of £90.2 million (2000: £53.3 million).

        Technicolor's net sales in the period to disposal were £561.4 million (2000 full year: £1,046.5 million) and divisional operating income (before exceptional operating charges) was £49.2 million (2000 full year: £142.7 million). Technicolor's video and disc duplication and replication services and distribution businesses had sales of £393.5 million (2000 full year: £684.0 million) and operating income of £38.0 million (2000 full year: £102.0 million). Technicolor's film processing and distribution businesses had net sales of £167.9 million (2000 full year: £372.0 million) and operating income of £14.7 million (2000 full year: £48.0 million).

        There were no exceptional operating charges relating to Technicolor in the period to disposal. Profit on net assets sold was £403.2 million prior to the goodwill write-back of £630.2 million.

Joint Ventures and Associated Companies

        The Company's share of losses from continuing operations joint ventures and associated companies was £8.4 million (2000: profits of £1.4 million). The decrease in the share of operating profits in 2001 resulted principally from losses from ITV2.

Net Interest

        Net interest payable was £35.6 million in 2001 compared with £28.4 million in 2000. Interest receivable on funding to joint ventures and associates was £3.0 million (2000: £0.2 million). The Company's share of joint ventures' and associates' net interest expense was £3.0 million (2000: £1.0 million). £22.1 million of interest in 2001 relating to ONdigital and ITV Sport Channel has not been shown in group interest receivable or joint ventures' payable due to the closure of these businesses in 2002. The 2000 comparatives for interest receivable and interest payable have been restated by £8.8 million accordingly.

Taxation on Income

        The tax rate on net income before taxes, discontinued operations, exceptional operating charges and amortization of £30.2 million in 2001 is 42.4% (2000: 31.7%). The tax rate on discontinued operations before goodwill amortization and the exceptional losses on sale/closure of businesses is 17.0% The tax relief in relation to discontinued operations losses includes the group's share of consortium relief available from ONdigital and other digital businesses. The rate of tax relief for discontinued losses reflects unused losses which are carried forward and which, together with timing differences principally in respect of ONdigital fixed assets, give rise to deferred tax assets which have not been recognized.

        No tax relief has been attributed to the exceptional loss on the sale of Technicolor. Effect has been given to the relief of the gain on the sale of Meridian by available losses resulting in a £22.0 million charge to the statement of total recognized gains and losses.

        In the US, federal tax has been provided at 35% and state taxes have been provided at rates between 5% and 10%.

        In total, this results in a net tax credit in the profit and loss account of £19.2 million on total losses of £409.2 million after goodwill of £630.2 million written back on the sale of Technicolor on which there is no tax relief.

Net Loss

        The loss after tax attributable to shareholders in 2001 was £390.0 million (2000: £277.4 million). This loss is stated before £10.5 million (2000: £11.0 million) of the annual fixed net dividends on non-equity shares (i.e. 6.5p Preference shares). The 5.5p Preference shares were fully converted to Ordinary shares or redeemed at £1 per share during 2000 hence there is no amortization of the issue premium over the redemption price in 2001: (2000: £2.7 million).

Earnings per Ordinary Share

        Loss per Ordinary share before discontinued operations and exceptional items after taxes was 0.6p (2000: earnings of 10.3p). Loss per Ordinary share from continuing operations was 8.1p (2000: earnings of 8.6p) and the reported loss per share after discontinued operations and exceptional items in 2001 was 59.7p (2000: 44.5p).

        As there is a loss from continuing operations in 2001, the preference shares and share options are not deemed to be dilutive and hence the diluted loss per share is the same as the basic reported loss per share for this year. 2000 diluted earnings per Ordinary share before discontinued operations and exceptional items after taxes was 9.8p and the reported diluted loss per share after discontinued operations and exceptional items in 2001 was 42.6p.

        Set out in the table below is the reconciliation between earnings per Ordinary share before discontinued operations and exceptional items after taxes and reported earnings per Ordinary share. The numbers of shares used in the calculation of earnings per share and diluted earnings per share are set out in Note 12 of Notes to the Consolidated Financial Statements.

	Year ended September 30,
	2001	2000
	(pence)
Basic earnings per share
Reported earnings per Ordinary Share	(59.7)	(44.5)
Discontinued operations	51.6	53.1

Continuing operations income/(loss) post-exceptional items	(8.1)	8.6
Exceptional items	7.5	1.7

Continuing operations income/(loss) pre-exceptional items	(0.6)	10.3

	Year ended September 30,
	2001	2000
	(pence)
Diluted earnings per share
Reported earnings per Ordinary Share	(59.7)	(42.6)
Discontinued operations	51.6	50.9

Continuing operations income/(loss) post-exceptional items	(8.1)	8.3
Exceptional items	7.5	1.6

Continuing operations income/(loss) pre-exceptional items	(0.6)	9.9

        Ordinary share dividends totaled £55.6 million in 2001 (2000: £112.5 million). This comprised the 3.275p per share interim dividend paid in August 2001 and 5.0p per share final dividend that will become paid in April 2002, making a total for the year of 8.275p per share (2000: 16.55p), a decrease of 50%.

B. Liquidity and Capital Resources

Financing

        As at September 30, 2002 the Company had cash and other liquid funds of £552.9 million, increased from £256.5 million at September 30, 2001 due to the monetisation of assets received from Thomson as consideration for the sale of Technicolor. The Company's net debt at September 30, 2002 was £459.9 million, decreased from net debt of £506.6 million at September 30, 2001. As at January 31, 2003 the Company had cash and other liquid financial investments of £544.8 million and net debt of £481.4 million.

        In this context, net debt is calculated as the aggregate of cash at bank and in hand, liquid financial instruments, bank loans and overdrafts, current portion of long term debt, loan notes, convertible debt and finance leases. Net interest expense in the 2002 fiscal year was £12.0 million and the interest cover ratio was nil as the Company reported a loss.

        On March 16, 2001 the Company sold Technicolor to Thomson. Thomson paid US$750 million (£524 million) net cash on completion of the sale. In addition it issued to the Company loan notes with a nominal value of US$600 million (£420 million) which were payable in four equal installments, together with accrued interest, on the first four anniversaries of completion. In March 2001 the Company sold loan notes with a nominal value of US$300 million (£210 million) for cash. In March 2002, the Company completed the sale of US$175 million nominal amount of the loan notes issued by Thomson to the Company in connection with the sale of Technicolor for a small discount to nominal value. In addition, US$75 million of the loan notes matured in March 2002. The remaining $50 million nominal value of loans notes matured in March 2003.

        Also, Thomson issued to the Company bonds carrying entitlement to 15.5 million new Thomson shares. Following maturity of the bonds in March 2002 the Company became a 5.52% shareholder of Thomson and is now able to retain or sell part or all of its holding. On the basis of the closing price of Thomson shares and euro exchange rate on March 14, 2003, this shareholding had a value of £124.3 million.

        In November 2001 the Company announced the issue of €638.6 million (£397.6 million) exchangeable bonds which, at the latest, will mature in 2007. The issue completed on January 4, 2002. The bonds carry a coupon of 2.25% per annum and have a fixed exchange price of €41.2. The exchangeable bond can be exchanged at any time at the option of investors into the Company's 15.5 million shares in Thomson at an exchange price of €41.2 per share. The investors also hold the right to put the bonds back to the Company in January 2005. The Company has the right to redeem the bonds at par on or after July 4, 2003 if the underlying shares in Thomson have traded at a 30% premium to the exchange price of €41.2 on 20 consecutive trading days in any period of 30 trading days.

        A description of the Company's treasury operations and financial instruments is set forth in Note 26 of Notes to Consolidated Financial Statements. As at September 30, 2002, the Company's borrowings were comprised of five principal instruments:

  •
  US$150 million undated X-CAPS, divided into 6,000,000 securities of US$25 per security with a coupon of 8% per annum, payable quarterly. The securities become redeemable at the option of the Company on or after October 7, 1998 at US$26 per security reducing each year until October 7, 2003, from which time the redemption price will be US$25 per security. The securities are exchangeable at the option of the Company into Cumulative Dollar-denominated Preference shares of the Company.

  •
  £200 million eurobond, issued in May 1997, which pays an annual coupon of 7.625% and matures in June 2007.

  •
  £250 million eurobond, issued in February 1999, which pays an annual coupon of 5.625% and matures in March 2009.

  •
  £46.5 million loan notes issued in 2001 under the Company's £1,000 million Euro Medium Term Note ("EMTN") program. The notes (when combined with related cross currency interest rate swaps) have a financing cost ranging between 6 month Sterling Libor plus 0.19% and 0.48%. The notes mature between 2003 and 2006.

  •
  €638.6 million (£397.6 million) exchangeable bonds, issued in November 2001, which, at the latest, will mature in 2007. The bonds carry a coupon of 2.25% per annum and have a fixed exchange price of €41.2. The bonds are exchangeable into 15.5 million Ordinary shares in Thomson representing the Company's underlying total equity interest in Thomson.

        The various facilities in place at March 14, 2003 along with their principal features are as follows:

—Revolving facility:	Allows draw down of unsecured committed multi-currency advances totaling £100 million. The facility matures in April 2006. As at March 14, 2003 the facility was undrawn. Availability of the facility is subject to an interest cover covenant.
—EMTN program:	The program size is £1,000 million. At March 14, 2003 £11.5 million was held by third party investors.
—Euro-Commercial Paper program:	The program size is up to US$150 million equivalent, with a 364 day maximum term. At March 14, 2003, £nil had been issued.

        Any movement in the Company's credit rating will not affect the debt already issued under any of the above facilities.

        Dividends paid in the fiscal year 2002 were £66.0 million, a decrease of £33.7 million compared with those paid in the 2001 fiscal year due to the effect of the 50% decrease in the dividend payable per Ordinary share.

        The final dividend for fiscal year 2002 was proposed in the context of the merger announcement with Granada. The level of dividends for fiscal year 2003 and in the future will be considered by the Board taking into account the prospects for the business, an appropriate level of dividend cover (expressed as a ratio of dividends to net income before Ordinary share dividends) and the merger agreement with Granada which specifies that until termination of that agreement the level of the interim dividend and of the final dividend will not exceed those paid for the fiscal year 2002.

        Dividends on 6.5p Preference shares are payable in January and July of each year.

Contractual Obligations

        The table below of contractual obligations as at September 30, 2002 excludes derivatives and hedging obligations which are disclosed in detail in "Item 11—Qualitative and Quantitative Disclosures about Market Risk".

				Payment by period
Contractual obligation	Note(*)		Total	Less than 1 year	1-3 years	4-5 years	After 5 years
			(in millions)
Long term debt	23		£889.8	£35.0	£—	£605.8	£249.0
Finance lease obligations	25		31.7	1.1	3.7	2.1	24.8
Capital expenditure	32	(a)	3.1	3.1	—	—	—
Operating leases	32	(b)	75.2	8.5	13.3	10.4	43.0
Other commitments			324.9	90.9	115.3	66.9	51.8

*See note numbers in "Item 18—Notes to Consolidated Financial Statements" for further details.

        Other commitments include the Company's estimated share of payments in respect of ITV Network's sports and film rights. The ITV Network's program budget for fiscal 2003 was initially set at £815 million of which £560 million related to programs other than sport and films. The Company expects to fund approximately 41% of the ITV1 program budget in fiscal 2003. Payments are made on a monthly basis. See "Item 4—Information on the Company—I. UK Regulation, Channel 3" for further details.

        Other commitments also include the cash bid element of ITV1 licence commitments. In addition to the cash bid commitments, under the terms of the ITV1 licences, the Company is also required to make PQR payments based on advertising and sponsorship revenues. The rates are 20% for Carlton-London region, 17% for Carlton-Central region, 13% for Carlton-West Country region and 7% for HTV.

Cash Flow

        Carlton generated £269.4 million of cash from operations (2001: £103.3 million). The increase was primarily due to the sale of loan notes in the year (£179.0 million). Working capital increased by £11.6 million (2001: £7.3 million) primarily due to reductions in creditors as result of the scaling down of loss-making digital ventures.

        Net interest paid was £18.0 million (2001: £32.5 million). The decrease in financing costs was due to interest rate swap benefits as a result of lower interest rates offset by the purchase of a euro currency call option. The cash cost of preference dividends was £10.5 million (2001: £10.5 million).

        Tax repaid in 2002 was £4.2 million (2001: £3.1 million). Capital expenditure of £11.7 million (2001: £43.1 million) was significantly reduced following the sale of Technicolor in March 2001.

        Loan funding and closure cost payments relating to the ONdigital and ITV Sport Channel businesses amounted to £96.8 million (2001: £190.3 million).

        Net outflows from acquisitions and disposals totaled £7.8 million (2001: £273.5 million inflow). In 2002 this related to the purchase of Screenvision Europe (£31.0 million), partly offset by further consideration following the sale of Technicolor (£23.2 million). Equity dividends, primarily the final dividend for 2001, were £55.5 million (2001: £89.2 million).

        Overall there was a net cash inflow of £322.7 million, a negative exchange movement on the sterling value of net debt of £6.4 million and an increase in long-term funding of £269.6 million, resulting in net borrowings at the year end of £459.9 million (2001: £506.6 million).

Shareholders' Equity

        At September 30, 2002, the Company's shareholders' equity, under UK GAAP, totaled £433.5 million, as compared to £663.7 million at September 30, 2001. The components of this net decrease are shown in the table entitled "Reconciliation of Movements in Shareholders' Equity" in the Consolidated Financial Statements. The cumulative goodwill written off to equity at September 30, 2002 amounted to £937.6 million (2001: £937.6 million). If shareholders' equity had been determined in accordance with US GAAP, shareholders' equity attributable to the holders of Ordinary shares would have totaled £580.6 million at September 30, 2002 as compared with £1,004.2 million at September 30, 2001. See Note 36 of Notes to the Consolidated Financial Statements for the differences between UK and US GAAP.

Capital Expenditure

        In fiscal year 2003, the Company has budgeted for capital expenditure primarily relating to plant and equipment at locations across the Company. The total capital expenditure in the 2002 fiscal year was £11.7 million (2001: £43.1 million, 2001: £112.0 million). The higher level of expenditure in 2000 principally related to the expansion of the now disposed Technicolor's DVD and distribution capacity. See Note 32 of Notes to the Consolidated Financial Statements.

        The Company's management anticipates that future capital expenditure will be financed principally from cash generated from operations and it believes that such cash flow will be sufficient to meet such requirements. At September 30, 2002, the Company had contracted for capital expenditure totaling approximately £3.1 million.

European Monetary Union

        Pursuant to the Treaty on European Union (the "Treaty"), a single European currency was introduced on January 1, 1999 in 11 European states. The Company's preparations for the introduction of a single European currency have included the upgrading of information systems, where necessary, and the training of staff to handle euro-denominated transactions, including dual currency transactions in the transition period between commencement of European Monetary Union in 1999 and the first issue of notes and coins in January 1, 2002.

        The decision as to when to adopt the euro as the Company's functional currency will principally depend on the timing of the UK joining the. In February 1999, the UK Government outlined a proposed timetable for the changeover of the UK's currency, which contemplated the abolition of sterling as legal tender by 2004. The Company does not currently expect significant project costs to be incurred as a result of the introduction of the euro.

C. Research and Development

        Following the disposal of the Technicolor group of companies in March 2001, the Company no longer incurs research and development expenditure. Total expenditure on research and development activities by the Company amounted to £0.2 million in the 2001 fiscal year compared to £4.9 million in the 2000 fiscal year. All such expenditure related to the employment and material costs of activities within Quantel and Technicolor, which were sold in July 2000 and March 2001 respectively.

D. Trend Information

        The following trends, uncertainties, and events could have a material impact on the Company's net revenues, income from continuing operations, net income, and liquidity and capital resources.

  1.
  The Company believes that the level of advertising revenues it receives is correlated with the level of activity in the global economy. The Company's ITV1 NAR in the first six months of the 2003 fiscal year is anticipated to be at a similar level to the equivalent period in the 2002 fiscal year.

  2.
  There may also be year-on-year advertising revenue fluctuations caused by factors unrelated to the global economy such as the timing of major sporting events.

  3.
  ITV has lost viewer share to satellite, cable and DTT channels such as those owned by BSkyB and Flextech, resulting in a 10% decline in ITV commercial impacts since 1999 and a 10% decline in NAR share. This trend is likely to continue as UK homes switch to digital TV.

  4.
  The Company's program schedule consists of original material, feature films and sports events, the cost of which is determined, in part, by market factors. Competition for this type of programming is increasing as the numbers of channels increases.

E. Accounting Principles and US GAAP Reconciliations

(i)    Critical accounting policies

        In December 2001, the SEC issued Financial Reporting Release No. 60, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies" ("FRR60"), suggesting companies provide additional disclosures and commentary on those accounting policies considered most critical. FRR60 considers an accounting policy to be critical if it is important to the Company's financial condition and results of operations, and requires significant judgment and estimates in its application.

        The application of UK GAAP often requires judgment in the formulation of accounting policies and when presenting a true and fair view of the Company's financial position and results in its consolidated financial statements. Often, judgment is required in respect of items where the choice of specific policy to be followed can materially affect the Company's results or net asset position, in particular through estimating the lives of recoverability of particular assets, the timing of when a transaction is recognized or the carrying value of fixed asset investments.

        The Company considers that the following accounting policies are critical:

  •
  Revenue

  •
  Fixed asset investments

  •
  Goodwill

  •
  Amortization of film libraries

  •
  Financial instruments

  •
  Program rights

  •
  Pensions

Revenue

        Net sales, which exclude value added tax and sales between Group companies, represents the value of products and services sold. More particularly, key classes of revenue are recognized as follows:

  •
  Advertising—on transmission

  •
  Program production—on delivery

  •
  Production and film rights—the point that the right sold is available for exploitation

  •
  Facilities—on provision of the service

  •
  Product merchandising—on product delivery

Fixed asset investments

        Fixed asset investments are stated at cost less amounts written off in respect of any permanent diminution in value. Fixed asset investments as at September 30, 2002 include 15.5 million of shares in Thomson received in the transaction relating to the sale of Technicolor in March 2001. These shares are carried at book value at September 30, 2002 of £401.4 million (2001: £400.4 million) and represented 21.2% of the Company's total assets (2001: 21.4%). As a result, any impairment would significantly affect the Company's profits and total assets.

        The market value at September 30, 2002 was £155.3 million (2001: £207.4 million). The Thomson shares are carried at €41.2 compared with a year-end price of €15.9. The shares have traded between €15.7 and €36.7 in the 2002 fiscal year and the closing price on March 14, 2003 (the last practical date before signing these accounts) was €11.8.

        Under FRS 11, "Impairment of Fixed Assets and Goodwill", if an investment's fair value declines below cost, the investor must determine whether there is adequate evidence to overcome the presumption that the decline is other than temporary. This required judgement in assessment of the future share price based on a variety of indicators such as the current share price, analysts forecasts and Black-Scholes option modelling. From the information available as at November 26, 2002 the Company concluded that there was no evidence of a permanent impairment.

        The treatment of equity securities under US GAAP differs significantly from that under UK GAAP (see Note 36(c) of Notes to Consolidated Financial Statements).

Goodwill

        Goodwill arises where the acquisition cost exceeds the fair values attributable to the net assets acquired and is capitalized as an intangible asset. Determining the fair value of assets acquired and liabilities assumed requires judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash flows, discount rates and asset lives, amongst other items.

        FRS 10, "Goodwill and Intangible Assets", provides that the cost is amortized on a straight-line basis over the estimated life, of up to 20 years. All goodwill currently held on the Company's balance sheet is being amortized over lives ranging between 10 and 20 years. The choice of amortization period is subject to judgment, being based upon consideration of factors such as licence periods, licence renewal assumptions and program format lives. These factors have a significant impact on the annual amortization charge.

        At September 30, 2002, the carrying value of subsidiaries' goodwill amounted to £204.6 million (2001: £224.7 million). Applying the lives referred to in the previous paragraph resulted in an amortization charge for 2002 of £16.6 million (2001: £15.0 million).

        Goodwill impairment reviews are also an area requiring judgment, requiring assessment as to whether the carrying value of goodwill can be supported by the net present value of future cashflows derived from income generating units using cashflow projections and discounting using an appropriate discount rate.

        Impairment reviews were undertaken at September 2002 on the carrying value of Planet 24 due to the loss of a major program commission and HTV goodwill due to the requirement to undertake a review at the end of the first full year following acquisition. The Planet 24 review resulted in a £3.9 million goodwill impairment write-down. The remaining carrying value for Planet 24 is supported by assumptions of future revenues from the sale of programs that are anticipated but have not been contractually agreed and therefore are subject to a degree of uncertainty.

        The HTV impairment review showed that no impairment was identified, although the assumptions underlying the cashflows such as growth in NAR, digital dividend and licence payments are uncertain, particularly over longer time horizons.

        The treatment of goodwill under US GAAP differs significantly from that under UK GAAP (see Note 36(a) of Notes to Consolidated Financial Statements for further details).

Amortization of film libraries

        Film libraries acquired are valued at fair value on acquisition on the basis of projected cash flows and written off in equal annual installments over the estimated economic life of the assets over a period of up to forty years. At September 30, 2002 the carrying value of film libraries was £114.5 million (2001: £118.4 million). The annual amortization charge for 2002 was £2.8 million (2001: £2.7 million).

        The useful economic life has been adopted in view of the classical and ongoing appeal of the library titles. This view is subject to a degree of judgement. The treatment of film library amortization under US GAAP differs significantly from that under UK GAAP (see Note 36(h) of Notes to Consolidated Financial Statements for further details).

        The annual impairment reviews of the carrying value of film libraries are also an area involving judgement, requiring assessment of future cashflows, growth assumptions and discounting using an applicable discount rate.

Financial instruments

        The fair value of underlying financial instruments (including forward exchange contracts) is not recorded in the Company's financial statements to the extent that the financial instruments meet the condition to be accounted for as hedges.    If the hedging conditions are not met, there is a potential for significant impact on the Company's results due to the requirement to record the fair value of the instrument in the Company's financial statements. The financial effect of recording the financial instruments at fair value at September 30, 2002 is indicated in Note 26 of Notes to the Consolidated Financial Statements.

        The ability to continue to apply hedge accounting once the conditions have been met at the outset, depends on various factors, which include maintaining the ownership of the original financial instruments used in the hedge and a clear demonstration of the reasonable intention to use the hedging transaction to hedge an underlying exposure. Circumstances in the future could impact on the Company's ability and willingness to continue to hold the original financial instrument.

Program rights

        The Company's international rights subsidiary invests in program productions in the UK and the US in return for program rights. The carrying value of these rights are classified as program and film rights on the balance sheet and totaled £30.1 million as at September 30, 2002 (2001: £33.1 million).

        The carrying value of the rights is assessed using the income forecasting method. This involves making assumptions on the level of future rights income generated from the program. The level of judgement required is increased in the situation when the program has not yet been made.

Pensions

        The Company maintains a number of defined benefit and defined contribution pension schemes in the UK. The costs of defined benefit schemes are determined by external actuaries and charged against profits each year under the UK GAAP accounting standard, SSAP24, "Accounting for pension costs". The costs of defined contribution schemes are charged against profits in the year in which they are incurred. These totaled £7.6 million in 2002 (2001: £2.3 million).

        The external actuaries determine the costs of the defined benefit schemes by using assumptions such as investment rate of return and salary increases that are based on judgment. The market value of assets at the time of the actuarial valuatio n is also a key factor in determining the level of defined benefit scheme pension contributions and costs. As there is usually a three-year gap between actuarial valuations, there is a risk that pension contributions will change significantly from current levels. The latest actuarial valuation of the Carlton Group scheme was July 2001, the Central scheme, March 2002 and the HTV scheme, August 2000.

        Full adoption of FRS 17, "Retirement benefits", is not required until the Company's fiscal year 2006. FRS 17 calculates pension costs and asset and liabilities based on different actuarial methods compared to SSAP 24. Net pension assets or liabilities are recognised on the balance sheet under FRS 17, unlike under SSAP 24 where only the accrued pension costs or funding prepayment is recognised on the balance sheet.

        If the Company had chosen to adopt FRS 17 early, the effect in 2002 would be to charge an additional £2.2 million of pension costs against profits, an additional £104.1 million actuarial loss recorded in the statement of recognised gains and losses and a £89.4 million post-tax net pension liability recorded on the balance sheet (see Note 7(ii) of Notes to Consolidated Financial Statements for further details). FRS17 uses similar actuarial assumptions and net pension liability recognition criteria as US GAAP.

(ii)    UK pronouncements not yet applied

        The Company has not yet fully applied the provisions of FRS 17 "Retirement Benefits", which will progressively impact the Company's disclosures and ultimately the reported results. Disclosure of the FRS 17 pension assets/liabilities has been made in the 2002 and 2001 financial statements. FRS 17 will require pension surpluses or deficits to be carried on the Company's balance sheet and therefore it is likely to increase the volatility of reported results. In November 2002 the Accounting Standards Board ("ASB") issued an Exposure Draft of an amendment to FRS 17 that would extend the transitional arrangements in the standard and defer the mandatory requirement for its full adoption until accounting periods beginning on or after January 1, 2005.

(iii)    US GAAP reconciliations

        The Company's financial statements are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. The principal differences between UK GAAP and US GAAP affecting the Company relate to the different methods of accounting for goodwill (the excess of consideration paid over the fair market value of assets acquired), financial instruments, accounting for equity securities and accounting for defined benefit schemes.

Goodwill

        Prior to the Company's 1999 fiscal year, goodwill arising on acquisitions under UK GAAP was written off to reserves whilst it was capitalised on the balance sheet and amortized over its useful economic life under US GAAP. Since the introduction of FRS10 "Goodwill and Intangible Assets", which became applicable in the Company's 1999 fiscal year, the GAAP differences relating to goodwill were substantially reduced as FRS10 required goodwill to be capitalised and amortized in similar way to US GAAP.

        Net assets at September 30, 2002 are £473.4 million higher under US GAAP due to goodwill on pre-October 1, 1998 acquisitions. Operating income is lower under US GAAP due to the amortization charge on this additional US GAAP goodwill. The amortization divergence in 2002 was £38.7 million (2001: £62.2 million, 2000: £78.3 million). In 2002 there was also a £23.8 million impairment charge under US GAAP to fully write-off the remaining goodwill held on the US balance sheet relating the 1997 formation of British Digital Broadcasting (the forerunner to ONdigital). Under UK GAAP this goodwill was written off directly to reserves on acquisition. In 2001 there was a £163.3 million goodwill adjustment relating to the sale of Technicolor and in 2000 there was a £228.7 million adjustment relating to the sale of the Products division.

Financial instruments

        The fair value of financial instruments are only recorded on the balance sheet under UK GAAP if they do not meet the hedging criteria. Under US GAAP, all financial instruments are carried at their fair value with any changes charged to net income. There was a £14.4 million net gain in the fair value of financial instruments at September 30, 2002 (2001: £4.8 million loss, 2000: £7.0 million gain).

        Derivative financial instruments embedded within host contracts are recorded separately in the financial statements at their fair value under US GAAP. The exchangeable bond issued in January 2002 includes embedded put and call options relating to the conversion of the bond into Thomson shares. The movement between the fair value of these embedded options at the date of bond issue and the year end totaled £88.8 million which is charged against net income under US GAAP. The movement in the fair value of the option was caused by the decline in the Thomson share price.

Accounting for equity securities

        Under UK GAAP, decreases in the market value of fixed asset investments (such as listed shares) only need to be recorded if the decrease is considered permanent. The Company believes that there was no evidence of permanent impairment of the Thomson share price in 2002. Under US GAAP, the Thomson shares are recorded as financial instruments available-for-sale, and are reviewed for other than temporary impairment in the event of a prolonged price reduction.

        Under US GAAP, equity securities are required to be adjusted to reflect their underlying market values (i.e. their year end share prices), with the change in respect of temporary differences in value being reflected in reserves and the remaining other than temporary difference in net income.

        As at September 30, 2002, the cumulative temporary element charged through US GAAP reserves was £118.5 million and the other than temporary movement charged against net income (all in fiscal year 2002) was £127.6 million. US GAAP net assets are therefore £246.1 million lower than under UK GAAP due to the fair valuing of the Thomson shares. In 2001, all of the movement between the year end share price and book value (£135.0 million) was deemed to be temporary due to the relatively short period of time that the shares had been held (nine months).

Accounting for defined benefit schemes

        Under UK GAAP, the pension charge for defined benefit schemes is accounted using actuarial methodologies prescribed under SSAP24. The value of scheme assets and liabilities are not recorded on the balance sheet.

        Differences between the UK and US GAAP pension charges arise from the requirement to use different actuarial methods and assumptions and the method of amortising surpluses or deficits. In 2002 the US GAAP profit and loss divergence is £1.8 million lower than the UK GAAP charge (2001: £0.1 million higher, 2000: £0.3 million lower).

        The value of scheme assets and liabilities are not recorded on the balance sheet under UK GAAP (SSAP24). Under US GAAP, where the scheme liabilities (defined as the accumulated benefit obligation) exceeds the fair value of scheme assets a minimum pension liability has to be recorded on the balance sheet. 2002 is the first year end that the scheme liabilities exceed the fair value of the scheme assets. This has resulted in a £140.1 million movement through reserves as shown in "Accumulated Other Comprehensive Income". The recognition of the minimum pension liability has resulted in the cumulative pension equity GAAP divergence switching from a net asset to a net liability position (£70.6 million liability as at September 30, 2002, £71.3 million asset as at September 30, 2001 and £55.6 million asset as at September 30, 2000).

(iv)    Recent US Pronouncements

        In July 2001, the FASB issued Statement of Financial Accounting Standard No.142 ("FAS 142"), "Goodwill and Other Intangible Assets." FAS 142 supersedes APB 17, Intangible Assets. The most significant changes made by FAS 142 are: (1) goodwill and indefinite lived intangible assets will no longer be amortized, (2) goodwill will be tested for impairment at least annually at the reporting unit level, (3) intangible assets deemed to have an indefinite life will be tested for impairment at least annually, and (4) the amortization period of intangible assets with finite lives will no longer be limited to forty years. In addition, FAS 142 contains certain transitional provisions, which may effect the classification of intangible assets as well as the balance of goodwill. The provisions of FAS 142 are effective for fiscal years beginning after December 15, 2001.

        In July 2001, the FASB approved the issuance of FAS 143, "Accounting for Asset Retirement Obligations." FAS 143 prescribes the accounting for retirement obligations associated with tangible long-lived assets, including the timing of liability recognition and initial measurement of the liability.

FAS 143 requires that an asset retirement cost should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. FAS 143 is effective for fiscal years beginning after June 15, 2002.

        In August 2001, the FASB issued FAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which is effective for fiscal periods beginning after December 15, 2001 and interim periods within those years. FAS 144 establishes an accounting model for impairment or disposal of long-lived assets to be disposed of by sale.

        In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS 146"). FAS 146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. FAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

        In November 2002, the FASB issued Interpretation No. 45 ("FIN 45" or the "Interpretation"), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires a liability to be recognized at the time a company issues a guarantee for the fair value of the obligations assumed under certain guarantee agreements. Additional disclosures about guarantee agreements are also required in the interim and annual financial statements. This Interpretation will be effective for fiscal years ending after December 15, 2002.

        In January 2003, the FASB issued Interpretation No. 46 ("FIN 46" or the "Interpretation"), Consolidation of Variable Interest Entities, an interpretation of ARB 51. The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIEs") and how to determine when and which business enterprise should consolidate the VIE (the "primary beneficiary"). In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. For any variable interest entities created after January 31, 2003, FIN 46 is effective immediately. This Interpretation will be effective for fiscal years beginning after June 15, 2003.

        New US pronouncements FAS 142, FAS 143, FAS 144, FAS 146 and FIN 45 are effective for the Company's September 30, 2003 financial statements. The Company is currently evaluating the potential effects that the adoption of these standards may have on its consolidated financial statements.

(v)    Inflation

        In the opinion of the Company's management, inflation has had a minimal effect on the Company's results of operations and financial condition during the three-year period ended September 30, 2002.

Item 6—Directors, Senior Management and Employees

A. Directors and Senior Management

        The Memorandum and Articles of Association of the Company provide that unless and until otherwise determined by the Company in a General Meeting, the number of directors shall not be more than 12 nor less than two.

        At the Company's Annual General Meeting held on February 23, 2000, shareholders approved a change to the Articles of Association to provide that each director must retire every three years in addition to the existing requirement that at least one third of the directors must retire at every Annual General Meeting. Any directors appointed to the Board since the previous Annual General Meeting must also retire, but may seek re-election. All vacancies on the Board may be filled at that meeting. A director may be appointed by the Board at any time but at the next Annual General Meeting that director must retire and seek re-election. In addition, any director can also either be removed by a vote of the holders of a majority of the Ordinary shares outstanding or, if a director has failed to attend Board meetings for six successive months without due cause, by a vote of a majority of the directors.

        As of March 14, 2003 the directors and officers of the Company are as follows:

Name	Position	Age	Initially elected or appointed to position	Date last re-elected to Board
Michael P Green	Chairman	55	February 1983	March 2003
Paul Murray	Group Finance Director	41	January 2002	February 2002
David Green	Director	57	February 1983	February 2002
Leslie Hill	Director	66	April 1994	March 2003
Sir Sydney Lipworth, QC	Director	71	November 1993	February 2002
Sir Brian Pitman	Director	71	March 1998	March 2003
Etienne de Villiers	Director	53	September 2001	February 2002
David Abdoo	Secretary	42	January 1991	—
Martin Bowley	Chief Executive Officer, Carlton Sales	47	January 1998	—
Piers Caldecote	Planning	55	February 1990	—
Debbie Chalet	Chief Executive Officer, Carlton Screen Advertising	44	June 2002	—
Richard Cross	Chief Technology Officer	39	January 2002	—
Rupert Dilnott-Cooper	Executive Officer, Carlton International	49	November 1997	—
Mike A Green	Chief Accounting Officer	46	November 2001	—
Steve Hewlett	Executive Officer, Carlton Productions	44	September 1998	—
Clive Jones	Chief Executive Officer, Carlton Channels	54	November 2000	—
Nick Markham	Strategy	35	November 1999	—
Peter Rushton	Corporate Affairs	51	January 2003	—
Tony Williams	Human Resources	45	August 2001	—

        All of the directors of the Company are executive directors, other than David Green, Leslie Hill, Sir Sydney Lipworth, Sir Brian Pitman and Etienne de Villiers, who are non-executive directors.

        Biographical information with respect to the directors and Officers of the Company is as follows:

        Michael P Green has been Chairman of the Company since February 1983. He is a non-executive director of Independent Television News Limited and Thomson S.A.. He is Chairman of The Media Trust and a trustee of Sainsbury Centre for Mental Health.

        Paul Murray joined the Company in December 2001 and was appointed Group Finance Director in January 2002. He was previously Group Finance Director of LASMO plc.

        David Green became a non-executive director in November 1990. He is Chairman of Colefax Group PLC.

        Leslie Hill became a non-executive director in January 1996. He was Chairman of ITV Network Limited until June 2002.

        Sir Sydney Lipworth joined the Company as a non-executive director in November 1993. He was a non-executive director of Centrica plc until May 2002. He is a trustee of the International Accounting Standards Committee Foundation and a non-executive director of Goldfish Holdings Limited.

        Sir Brian Pitman became a non-executive director of the Company in March 1998 and was appointed as the Company's Senior Non-Executive Director on March 25, 2003. He is a non-executive director of Tomkins PLC and The Carphone Warehouse PLC. He was non-executive Chairman of NEXT PLC until May 2002.

        Etienne de Villiers joined the Company as a non-executive director in September 2001. He was previously President and Managing Director of Walt Disney International Europe. He is also a founder partner of Englefield Capital, a European mid-market private equity firm.

        David Abdoo joined the Company in 1988 and was appointed Company Secretary in 1991.

        Martin Bowley joined the Company in February 1992. He is Chief Executive Officer of Carlton Sales.

        Piers Caldecote joined the Company in 1989. He is Senior Executive—Planning.

        Debbie Chalet joined the Company in March 1992. She is Chief Executive Officer of Carlton Screen Advertising.

        Richard Cross joined the Company in January 2002. He is Chief Technology Officer.

        Rupert Dilnott-Cooper joined the Company in September 1979. He is Executive Officer of Carlton International.

        Mike A Green joined the Company in May 1992 and was appointed Chief Accounting Officer in 2001.

        Steve Hewlett joined the Company in September 1998. He is Executive Officer, Carlton Productions.

        Clive Jones joined the Company in 1994 and was appointed Chief Executive Officer, Carlton Channels in November 2000. He has been Chairman of London News Network since 1997 and joint Managing Director of ITV Network Limited since May 2002.

        Nick Markham joined the Company in November 1999. He is a Senior Executive—Strategy.

        Peter Rushton joined the Company in February 1994. He is Head of Corporate Affairs.

        Tony Williams joined the Company in August 2001. He is Group HR Director.

        James Kidwell left the Company on November 30, 2001. He was the Chief Accounting Officer.

        Bernard Cragg left the Company on December 31, 2001. He was the Finance Director and Chief Financial Officer.

        Nigel Walmsley left the Company on December 31, 2001. He was Deputy Chief Executive.

        Anthony Forbes retired as a non-executive director of the Company on February 28, 2002.

        Matthew Kearney left the Company on March 31, 2002. He was Senior Executive—Business Development.

        Shaun Williams left the Company on May 31, 2002. He was Director of Corporate Affairs.

        John Rudofsky left the Company on December 31, 2002, having joined in June 2002 as Director of Corporate Affairs.

        Gerry Murphy left the Company on January 31, 2003. He was Chief Executive Officer.

        Michael P Green and David Green are brothers.

Service Contracts

        Paul Murray is the only director who has a service contract. His service agreement is terminable on one year's notice by either party, save on a change of control whereupon for one year thereafter the contract is terminable by the Company on two years' notice.

B. Compensation

        For the fiscal year ended September 30, 2002, the aggregate compensation of all directors and officers of the Company as a group (comprising the current 19 directors and officers listed in Item 6A, together with Gerry Murphy) paid or accrued totaled £5.5 million. The aggregate amount paid or accrued by the Company for the fiscal year ended September 30, 2002 to provide pension, retirement or similar benefits for all directors and officers of the Company as a group was £0.6 million.

        The remuneration of each of the directors for the fiscal year ended September 30, 2002 is set out below:

	Salary 2002	Benefits 2002	Annual bonus 2002	Total remuneration 2002	Total remuneration 2001
	(in thousands)
Executive
M P Green	£670	£37	£—	£707	£713
G M Murphy(1)	500	98	—	598	849
P C Murray(2)	206	12	—	218	—
Non-executive
E M de Villiers	35	—	—	35	—
DB Green	35	—	—	35	35
L F Hill	35	—	—	35	35
Sir Sydney Lipworth	35	—	—	35	35
Sir Brian Pitman	35	—	—	35	35
Current directors' total	1,551	147	—	1,698	1,702
Previous directors
B A Cragg(3)	84	11	—	95	384
N N Walmsley(4)	78	5	—	83	329
A D A W Forbes(5)	18	—	—	18	35

	£1,731	£163	£—	£1,894	£2,450

Notes

(1)
Included in G M Murphy's benefits are a payment of £74,712 (2001: £75,566) connected with his pension arrangements. G M Murphy ceased to be a director of the Company on January 31, 2003.
(2)
P C Murray was appointed to the Board on January 1, 2002.
(3)
B A Cragg ceased to be a director of the Company on December 31, 2001. The figures set out in the table comprise his salary and benefits until that date. Thereafter, in settlement of contractual rights under his service agreement, he received compensation totalling £295,000.
(4)
N N Walmsley ceased to be a director of the Company on December 31, 2001. The figures set out in the table comprise his salary and benefits until that date. Thereafter, in settlement of contractual rights under his service agreement, he received compensation totalling £309,000 including the value of benefits. On January 14, 2002 the Company entered into a consultancy agreement with N N Walmsley until September 30, 2003 for a total fee of £50,000.
(5)
A D A W Forbes retired from the Board on February 28, 2002.

Pensions

        All executive directors are eligible to participate in a directors' contributory defined benefit pension scheme, within the main Carlton Communications Plc Group pension scheme. The directors' pension scheme enables members to retire at age 60 with a maximum pension after 30 years' pensionable service equivalent to two thirds of final pensionable salary. Pensionable salary is basic salary, excluding bonuses. Final pensionable salary is the average of pensionable salary over the last three years before retirement. On death before retirement, a lump sum equal to four times pensionable salary is paid, together with a spouse's pension of four ninths of pensionable salary. Pensions in payment are guaranteed to increase in line with inflation up to 5% a year.

        The following information relates to the three directors (2001: two directors) who participated during the fiscal year ended September 30, 2002 in the directors' pension scheme.(1)

Director	Age at September 30, 2002	Directors' contributions in the year(2)	Increase in accrued pension during the year(3)	Accumulated total accrued pension at September 30, 2002
	(in thousands, except age data)
M P Green	54	£40	£18	£134
G M Murphy(4)	46	6	2	3
P C Murray	40	12	5	5

Notes

(1)
The pension entitlement shown is that which would be paid annually at the normal date of retirement (age 60), based on service to September 30, 2002. B A Cragg and N N Walmsley did not participate in the directors' pension scheme. Company contributions of £500,000 (2001: £134,000) and £87,420 (2001: £87,420) respectively were made into their money purchase pension plans. The Company contribution made to B A Cragg's pension plan comprised a normal contribution of £291,300 and a special contribution of £208,700.
(2)
These relate to the contributions paid in the year by the director under the terms of the scheme.
(3)
The increase in accrued pension during the year excludes any increase for inflation.
(4)
In addition to G M Murphy's participation in the directors' pension scheme, Company contributions of £112,068 (2001: £113,350) were made during the year into his money purchase pension plan.

Annual cash bonus

        The directors' annual performance-related cash bonus scheme provides executive directors with an incentive to achieve demanding, short-term performance targets. The bonus earned, which is not pensionable, depends principally upon the Company's performance as measured against a specific target or targets set by the Remuneration Committee each year.

        For the fiscal year ended September 30, 2002, the scheme provided for a bonus of up to 100% of basic salary, and the targets related to operating performance and individual objectives. M P Green, G M Murphy and P C Murray waived any bonuses they earned under the scheme.

Options to purchase securities from registrant or subsidiaries

        As at March 14, 2003, the Company's directors, officers and employees held options under the Company's 1983 Share Option Scheme, the Carlton Executive Share Option Scheme 1999, the 1987 Incentive and Non-qualified Stock Option Plan, Carlton's Equity Participation Plan (EPP) and the Carlton Sharesave (SAYE) Scheme, exercisable between 2003 and 2013, over 48,996,706 new Ordinary shares at prices ranging from 110.0p to 772.0p per share.

        The directors and officers listed in Item 6A held options under the Company's 1983 Share Option Scheme, the Carlton Executive Share Option Scheme 1999, Carlton's Deferred Annual Bonus Share Plan ("DABS") and Long Term Incentive Share Plan ("LTIS"), Carlton's Equity Participation Plan ("EPP"), the Carlton Sharesave ("SAYE") Scheme over 31,882,200 of the Company's Ordinary shares as at March 14, 2003. The options held by the executive directors over the Company's Ordinary shares under such schemes (other than under the EPP which are listed separately below) as at March 14, 2003 were as follows:

	Options over Ordinary Shares at March 14, 2003		Exercise Price	Expiry Date
M P Green	40,000	†	358.4	January 2, 2005
	230,188	†	530.0	December 13, 2008
	202,657	†	602.0	January 10, 2010
	158,031	†	772.0	May 24, 2010
	238,859	†	561.0	January 15, 2011
	315,047	†	319.0	June 24, 2011
	755,639	†	133.0	December 18, 2012
	5,164	(SAYE)	334.0	May 31, 2004
	20,331	(DABS)	Nominal	February 5, 2007
	1,953	(DABS)	Nominal	December 3, 2007
	5,411	(DABS)	Nominal	December 13, 2008
	6,258	(DABS)	Nominal	January 10, 2010
	19,910	(DABS)	Nominal	December 20, 2010
	28,590	(LTIS)	Nominal	February 5, 2007
	79,075	(LTIS)	Nominal	December 3, 2007
P C Murray	488,888	†	225.0	December 12, 2011
	366,541	†	133.0	December 18, 2012
	14,931	(SAYE)	110.0	September 30, 2008

†
Exercise of these options is subject to a performance condition set by the Remuneration Committee.

The Carlton Equity Participation Plan (EPP)

        The Carlton Equity Participation Plan (EPP) received shareholder approval at the Annual General Meeting on March 1, 2001. A summary of the main features of the plan is set out below.

        Participation in the EPP applies to executive directors and selected senior executives. Participants invited to take part in the EPP are required to commit to have acquired Carlton shares (EPP shares) by a specified date to qualify for a matching award. Normally a participant is entitled to commit to have acquired EPP shares to a value of up to 100% of basic salary (save for the first award where the maximum EPP share commitment was to a value of up to 200% of basic salary). A matching award comprises both an award of free shares (in the form of a nil-price option)—otherwise known as an allocation—and an option grant over shares at market value. The extent to which a matching award will vest will depend on the participant retaining his/her EPP shares and the performance conditions relating to the matching award being satisfied. The maximum matching award will be free shares equal in number to three times the EPP shares and options (at market value) over an equal number of shares. The principal performance conditions applicable to both sets of awards made to date will be measured on the basis of the Company's total shareholder return ("TSR") performance against that of other major UK media companies and the FTSE-100 companies. None of the matching award will vest if the Company's TSR is below median for the media comparator group. As of March 14, 2003 the following awards have been made to executive directors:

		Awards over Ordinary Shares At March 14, 2003	Exercise Price		Vesting Date
M P Green	Allocation	1,786,665	Nominal		Up to 50% in April 2005
	Option	1,786,665	225.0	p	and the balance in April 2006
	Allocation	1,440,858	Nominal		Up to 50% in April 2006
	Option	1,440,858	139.5	p	and the balance in April 2007
P C Murray	Allocation	733,332	Nominal		Up to 50% in April 2005
	Option	733,332	225.0	p	and the balance in April 2006
	Allocation	698,922	Nominal		Up to 50% in April 2006
	Option	698,922	139.5	p	and the balance in April 2007

DABS and LTIS Plans

        The following share plans were introduced in 1996:

(i) Deferred Annual Bonus Share Plan ("DABS")

        The plan, which operates on a annual basis, provides that a participant may choose to invest up to 50% of his/her net (ie. after tax) annual cash bonus to purchase Carlton Ordinary shares (bonus shares). The investing participant is then conditionally awarded a number of Carlton Ordinary shares (restricted shares) with a value that is the gross (ie. pre-tax) equivalent of the annual cash bonus so invested. Provided the bonus shares are retained for three years and the participant remains employed by the Group for four years, the restricted shares will thereafter become available to the participant. These options are exercisable at a nominal price.

        As at March 14, 2003, 244,328 Ordinary shares had been conditionally awarded and remained outstanding to the directors and Officers listed in Item 6A under DABS.

(ii) Long Term Incentive Share Plan ("LTIS")

        During the period, no awards were made under the LTIS plan. It is intended that no further awards will be made in future under the plan. The LTIS plan provided for a participant to be conditionally awarded a number of Carlton Ordinary shares with a value equating to a percentage of his base salary. The percentage was determined by the Remuneration Committee. Provided the participant remains employed by the Group for four years, the Company's performance, measured on the basis of TSR performance against the FTSE-100 companies over a three year performance period, determined what proportion (if any) of the award would vest at the end of four years. The proportion and targets were determined by the Remuneration Committee. These options are exercisable at a nominal price.

        As at March 14, 2003, 107,665 Ordinary shares had been conditionally awarded and remained outstanding to the directors and Officers listed in Item 6A under LTIS.

C. Board Practices

        The Company ensures that it recruits to the Board only individuals of sufficient calibre, knowledge and experience to fulfil the duties of a director appropriately. All directors are given appropriate briefing on appointment and individual training needs are met as required. The Carlton Board currently comprises the Chairman and the Group Finance director, along with five non-executive directors.

        The Board meets regularly, normally eight times throughout the year. It retains full and effective control over the Company and monitors the executive management. The Board is supplied in a timely manner with information in a form and of a quality appropriate to enable it to discharge its duties. Board meetings follow a formal agenda and the Board has a formal schedule of matters specifically reserved to it for decision. The Company Secretary and Group Finance Director are responsible for ensuring that applicable rules and regulations are complied with and that Board procedures are followed. All directors have access to the advice and services of the Company Secretary and, if required, external professional advice at the Company's expense.

        The Company is continually reviewing its corporate governance standards and procedures in light of the relevant debates and rulemaking projects in the United Kingdom and the United States, in order to ensure that its corporate governance systems remain in line with international best practices.

        All directors are subject to re-election by shareholders at the first opportunity after their appointment. Pursuant to the Company's Articles, all directors are required to retire by rotation and offer themselves for re-election at least every three years.

Remuneration Committee

        The Remuneration Committee is comprised solely of the following non-executive directors: Sir Brian Pitman (Chairman of the committee), E M de Villiers, L F Hill and Sir Sydney Lipworth. The Remuneration Committee deals with the remuneration of the executive directors on behalf of the Board. The Company's Chairman assists the committee, except in relation to matters specifically concerning his own remuneration. The committee does not retain a firm of remuneration consultants, but seeks professional advice on an ad hoc basis.

Audit Committee

        The Audit Committee is comprised solely of non-executive directors: Sir Sydney Lipworth (Chairman of the committee), E M de Villiers and L F Hill. The Company's Audit Committee meets at least three times a year to monitor the accounting policies, internal controls and financial reporting of the Group. The duties of the Audit Committee also include keeping under review the scope and costs of audit and the nature and extent of non-audit services provided by the auditors. The external auditor attends all the meetings and has direct access to the committee Chairman.

Nomination Committee

        A Nomination Committee, consisting of two non-executive directors and the Company's Chairman, is responsible for reviewing and making recommendations to the Board on the appointment of directors. The members of the Nomination Committee are: M P Green (Chairman of the committee), Sir Sydney Lipworth and Sir Brian Pitman.

D. Employees

        The number of persons employed by the Group, including directors as at the year end were as follows:

(a) Activity analysis

	Year ended September 30,
	2002	2001	2000
Production	1,710	1,756	1,541
Selling and distribution	591	597	569
Administration	486	904	670

Continuing operations	2,787	3,257	2,780
Discontinued operations	—	—	11,792

Total	2,787	3,257	14,572

(b) Geographical analysis

	Year ended September 30,
	2002	2001	2000
United Kingdom	2,769	3,240	2,663
United States	18	17	117

Continuing operations	2,787	3,257	2,780
Discontinued operations	—	—	11,792

Total	2,787	3,257	14,572

        The reduction in employees as at September 30, 2002 is due to the effect of restructuring redundancies.

        Management considers its relationship with employees to be generally good.

E. Share Ownership

Share ownership

        As at March 14, 2003 details of the directors' interests in the Company's Ordinary shares were as follows:

	Number of Ordinary Shares	Percentage of issued and outstanding Ordinary Share capital
M P Green	10,270,717	1.53%
E M de Villiers	5,000	*
D B Green	9,375,299	1.40%
L F Hill	79,889	*
Sir Sydney Lipworth	34,572	*
P C Murray	109,821	*
Sir Brian Pitman	1,082	*

(1)
The Company established an Employee Share Ownership Trust ("ESOP") in 1991 and a Qualifying Employee Share Ownership Trust (Quest) in 1998. The UK Companies Act deems each executive director to be interested in the shares held for the purpose of the ESOP and the Quest. These interests have not been included in the above figures. The number of Ordinary shares held for the purposes of the ESOP was 1,643,673 on March 14, 2003. The number of shares held for the purposes of the Quest was 696,177 on March 14, 2003.

(2)
The interests of M P Green and D B Green include a holding of 8,057,330 Ordinary shares in the name of Tangent Industries Limited, a company controlled by M P Green.
(3)
Each of the interests represented by an asterisk represents considerably less than 1% of the Company's issued and outstanding Ordinary share capital.

Item 7—Major Shareholders and Related Party Transactions

A. Major Shareholders

        Fidelity International Limited/FMR Corp held 87,646,398 (13.04%) as at September 30, 2002, 68,105,404 (10.14%) as at September 30, 2001 and 38,156,324 (5.68%) as at September 30, 2000.

        As at March 14, 2003, the Company had been notified of the following interests held, directly or indirectly, in 5% or more of the Company's issued Ordinary share capital:

Artisan Partners Limited Partnership (Notified December 6, 2002)	33,975,014 shares	5.06%
Fidelity International Limited/FMR Corp (Notified February 5, 2003)	72,226,796 shares	10.75%
Putnam Investment Management, LLC/The Putnam Advisory Company, LLC (Notified March 4, 2003)	47,004,833 shares	6.995%

        As at March 14, 2003, the Company had also ascertained through public announcements the following additional interests held, directly or indirectly, in 5% or more of the Company's issued Ordinary share capital:

Aviva plc (Announced February 28, 2003)	35,068,711 shares	5.22%
Fidelity International Limited/FMR Corp (Announced February 13, 2003)	71,632,396 shares	10.66%
Putnam Investments (Announced March 7, 2003)	48,582,559 shares	7.23%
UBS Global Asset Management (UK) Limited (Announced March 11, 2003)	65,798,324 shares	9.79%

        None of the Company's major shareholders have any special voting rights.

B. Related Party Transactions

        There have been no material transactions during the last fiscal year to which any director or officer, or 5% shareholder, or any other relative or spouse thereof, was a party.

        In fiscal year 2002, the Company made loans to ITV Digital Holdings and ITV Sport Channel of £82.7 million (2001: £190.3 million, 2000: £163.5 million, 1999: £31 million loan and £62 million equity investment). Full provision has been made against all loans held at September 30, 2002. See also Note 33—Related Party Transactions—of Notes to the Consolidated Financial Statements.

        In February 2002, the Company loaned an officer, Richard Cross, £160,000 to assist him to participate in the EPP. The loan bears interest at the "official rate" (as set out in Section 160 of the Income and Corporation Tax Acts, 1988) which is rolled up and added to the principal amount. The official rate as at September 30, 2002 was 5%. The loan is to be repaid on June 30, 2006 or earlier on the occurrence of certain events.

Item 8—Financial Information

A. Consolidation Statements and Other Financial Information

        See the consolidated financial statements, including the notes thereto, and exhibits in Part III hereof and incorporated herein by this reference.

        The final dividend for fiscal year 2002 was proposed in the context of the merger announcement with Granada. The level of dividends for fiscal year 2003 and in the future will be considered by the Board taking into account the prospects for the business, an appropriate level of dividend cover (expressed as a ratio of dividends to net income before Ordinary share dividends) and the merger agreement with Granada which specifies that until termination of that agreement the level of the interim dividend and of the final dividend will not exceed those paid for the fiscal year 2002.

B. Legal Proceedings

        The Company is not currently involved in any legal or arbitration proceedings, which the Company believes may have a significant adverse effect on the Company's financial position or profitability.

C. Significant Changes

        In October 2002, the Company announced a proposed merger with Granada to progress further consolidation of the ITV network. The merger is conditional upon clearance by regulatory and competition authorities and shareholder approval. Following the merger announcement, the Company and Granada made a detailed submission to the OFT for regulatory consideration. On March 11, 2003, the UK's Trade and Industry Secretary referred the proposed merger to the Competition Commission. This decision was in accordance with the advice of the DGFT. The Competition Commission will examine concerns principally relating to the sale of TV advertising, as well as secondary competition questions in relation to potential competition for ITV licences and the supply of studio facilities in Northern England. It is expected that the Competition Commission will report its findings to the Trade and Industry Secretary by the end of June 2003 and that the Trade and Industry Secretary will rule on the proposed merger approximately one month later.

        The Company announced in December 2002 the closure of Carlton Cinema, a film channel, which is currently available on certain UK cable platforms, as of March 31, 2003.

Item 9—The Offer and Listing

Trading Market for Ordinary Shares and ADSs.

        The principal trading market for the Ordinary shares is the London Stock Exchange. ADSs representing Ordinary shares, for which JPMorgan Chase Bank is the Depositary, are quoted on the NASDAQ National Market System. Each ADS represents five Ordinary shares.

        The following table sets forth for the periods indicated the high and low closing prices for the Ordinary shares and the high and low sales prices of the ADSs, as reported by the London Stock Exchange and NASDAQ respectively.

	Ordinary Shares		American Depositary Shares
Fiscal years ending September 30,
	High	Low	High	Low
	(Pence)		(US Dollars)
1998	585.00	380.00	47.75	32.38
1999	656.50	353.25	53.63	29.75
2000	900.50	421.25	69.25	35.13
2001	670.00	132.50	47.13	10.25
2002	286.00	106.00	20.78	8.29

	Ordinary Shares		American Depositary Shares
Financial quarters for fiscal years ending September 30,
	High	Low	High	Low
	(Pence)		(US Dollars)
2001
First quarter	670.00	468.00	47.06	33.75
Second quarter	611.00	392.00	47.13	28.25
Third quarter	439.00	319.00	31.25	22.85
Fourth quarter	363.00	132.50	25.76	10.25
2002
First quarter	259.00	129.00	18.60	9.35
Second quarter	286.00	183.50	20.78	12.85
Third quarter	273.25	210.00	20.00	16.01
Fourth quarter	218.25	106.00	17.40	8.29
2003
First quarter	170.50	104.00	13.20	8.06
Second quarter (through March 14, 2003)	140.75	68.25	11.60	5.55

	Ordinary Shares		American Depositary Shares
End of the month
	High	Low	High	Low
	(Pence)		(US Dollars)
October 2002	134.00	104.00	10.60	8.06
November 2002	170.50	122.00	13.20	9.68
December 2002	170.50	129.00	13.20	10.45
January 2003	140.75	105.50	11.60	8.70
February 2003	115.75	80.00	9.59	6.28
March (through March 14, 2003)	87.50	68.25	6.99	5.55

        On March 14, 2003, 8,932,949 Ordinary shares (including 8,837,600 Ordinary shares represented by ADSs) were held by approximately 62 registered holders (including nominees) in the US. At such date their holdings represented approximately 1.33% of the total number of Ordinary shares outstanding. The above numbers are not representative of the actual number of US beneficial holders or number of Ordinary shares beneficially held by US persons.

Trading Market for the X-CAPs

        The principal trading market for the X-CAPs is the New York Stock Exchange. The following table sets forth for the periods indicated the high and low middle market quotations for the X-CAPs, reported by the New York Stock Exchange.

	Exchangeable Capital Securities
Fiscal years ending September 30,
	High	Low
	(US Dollars)
1998	25.75	24.44
1999	25.75	23.13
2000	24.00	19.00
2001	25.15	21.56
2002	24.40	13.00

	Exchangeable Capital Securities
Financial quarters for fiscal years ending September 30,
	High	Low
	(US Dollars)
2001
First quarter	23.19	21.56
Second quarter	25.00	22.50
Third quarter	24.85	24.05
Fourth quarter	25.15	23.00
2002
First quarter	24.40	15.50
Second quarter	20.60	16.82
Third quarter	21.25	16.65
Fourth quarter	20.10	13.00
2003
First quarter	19.90	12.40
Second quarter (through March 14, 2003)	20.00	16.40

	Exchangeable Capital Securities
End of the month
	High	Low
	(US Dollars)
October 2002	18.60	12.40
November 2002	19.65	17.50
December 2002	19.90	17.60
January 2003	20.00	17.50
February 2003	18.30	16.60
March (through March 14, 2003)	17.20	16.40

        On March 14, 2003, all of the X-CAPs then outstanding were held by one registered holder in the US. Such registered holding is not representative of the actual number of US beneficial holders or number of X-CAPs held beneficially by US persons.

Item 10—Additional Information

A. Memorandum and Articles of Association

Summary of certain provisions of the Memorandum and Articles of Association of Carlton

(1) Memorandum of Association

        The Memorandum of Association of Carlton provides that its principal object is to carry on the business of a holding company.

(2) Articles of Association

        The Articles of Association of Carlton contain, amongst other things, provisions to the following effect:

(a)
Transfer of Shares

        A member may transfer all or any of his certificated shares by instrument of transfer in writing in the usual common form or in such other form as the directors may approve, and the transferor shall be deemed to remain the holder of such share(s) until the name of the transferee is entered in the Register in respect thereof. A member may transfer all or any of his uncertificated shares in accordance with the

Uncertificated Securities 1995 Regulations (the "Regulations") and in the manner provided for in the rules and procedures of the relevant system.

        The directors may, in their absolute discretion, refuse to register any transfer of title to any certificated share unless:

  •
  it is in respect of a fully paid share; and

  •
  it is in respect of only one class of shares; and

  •
  it is in favour of not more than four joint holders as transferees; and

  •
  the instrument of transfer has been left at the transfer office to be registered, accompanied by the certificate of the shares comprised therein, and such evidence as the directors may reasonably require to prove the title of the transferor.

        The Board may nevertheless refuse to register any share transfer executed by a member who is prohibited from voting unless the transferee is an unconnected purchaser (as defined in Article 77).

        If the Board refuses to register a transfer of a certificated share it shall, within two months after the date on which the transfer was lodged with the Company, send notice of such refusal to the transferee.

        Subject to the requirements of the London Stock Exchange and in accordance with the Regulations, the directors may refuse to register a transfer of title for any uncertificated shares in favour of more than four persons jointly or in any other circumstances where the directors are so permitted by the Regulations.

(b)
Shareholders' Meetings

        Annual general meetings are held at such times and place as determined by the directors of the Company. The directors may also, when they think fit, convene an extraordinary general meeting of the Company. Extraordinary general meetings may also be convened on requisition as provided by the Companies Act 1985.

        An Annual General Meeting and an extraordinary general meeting called for the passing of a special resolution need to be called by not less than twenty-one days' notice in writing, and all other extraordinary general meetings by not less than fourteen days' notice in writing. The notice is given to the shareholders, subject to any special terms of issues of the shares they hold, the directors and the auditors of the Company. The directors may determine that persons entitled to receive notices of meetings are those persons entered on the register at the close of business on a day determined by the directors but not later than 21 days before the date the relevant notice is sent. The notice may also specify the record date, which shall not be more than 48 hours before the time fixed for the meeting.

        Matters are transacted in shareholders' meetings by the proposing and passing of resolutions, of which there are three types:

  •
  an ordinary resolution, which includes, among other things, resolutions for the election of directors, the approval of the financial statements, the appointment of auditors and the determination of their remuneration;

  •
  a special resolution, which includes, among other things, resolutions reducing the share capital, any capital redemption reserve fund and any share premium account of the Company; and

  •
  an extraordinary resolution, which includes, among other things, resolutions modifying the rights of the Company's shares at a meeting of the holders of such class.

        An ordinary resolution requires the affirmative vote of a majority of the votes of those persons voting at a meeting at which there is a quorum. Special and extraordinary resolutions require the affirmative vote of not less than three-fourths of the persons voting at a meeting at which there is a quorum. Two persons constitute a quorum for all general meetings of shareholders.

        The Articles of Association of the Company provide that voting on resolutions at a shareholders' meeting will be decided on a show of hands unless a poll is demanded by:

  •
  not less than five shareholders; or

  •
  by shareholders representing not less than one-tenth of the total voting rights of all shareholders; or

  •
  by a shareholder or shareholders having a right to vote by holding shares on which an aggregate sum has been paid-up equal to no less than one-tenth of the total sum paid-up on all shares conferring a right to vote to their holders; or

  •
  by the depositary under any deposit agreement between the Company and such depositary.

        Subject to any special terms as to voting upon which any shares may have been issued, or may for the time being be held, every member present in person shall upon a show of hands have one vote, and every member present in person or by proxy shall upon a poll have one vote for every 5p in nominal amount of the shares held by him.

        Holders of record of ordinary shares may appoint a proxy to vote on their behalf at any shareholders' meeting upon any resolution whether substantive or procedural.

(c)
Alteration of Capital

        The Company may by ordinary resolution:

  •
  increase its capital by the creation of new shares of such amount as the resolution may prescribe;

  •
  consolidate its shares, or any of them, into shares of larger amount;

  •
  sub-divide its shares, or any of them, into shares of a smaller amount, and may by such resolution determine that, as between the holders of the shares resulting from such subdivision, one or more of such shares shall have some preferred or other advantage as regards dividend, capital, voting or otherwise over or shall have such deferred rights or be subject to such restrictions as compared with the other or others as the Company has power to attach to shares upon the allotment thereof;

  •
  cancel any shares not taken or agreed to be taken by any person and diminish the amount of its share capital by the nominal value of the shares so cancelled; and

  •
  convert any fully paid up shares into stock of the same class and reconvert such stock into fully paid up shares of the same class.

        The Company may from time to time by special resolution reduce its share capital, any capital redemption reserve fund and any share premium account in any manner authorised by law.

        In respect of fully paid shares, the Company may issue share warrants stating that the bearer is entitled to the shares specified, and providing for the payment of future dividends or other monies on or in respect of the shares.

(d)
Variation of Rights

        Whenever the capital of the Company is divided into different classes of shares, all or any rights or privileges attached to any class of shares may be varied or abrogated (i) in such manner as may be provided by such rights, or (ii) in the absence of any such provision, either with the consent in writing of the holders of at least three-fourths of the nominal amount of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the issued shares of that class, but not otherwise. If, and for so long as any class of shares has any preferential right to dividend or return of capital, the conferring on other shares of rights to either dividend or return of capital ranking in point of priority either before or pari passu with that class shall, unless otherwise expressly provided by the terms on which shares of that class are held, not be deemed a variation or abrogation of the rights attached to that class of shares. The creation or issues of shares ranking pari passu with or subsequent to the shares of any class shall not (unless otherwise expressly provided by the Articles of Association or the rights attached to such last mentioned shares as a class) be deemed to be a variation or abrogation of the rights of such shares.

(e)
Directors

        The Articles of Association place a general prohibition on a director voting in respect of any contract, arrangement, transaction or any other proposal whatsoever, in which such director has any material interest otherwise by virtue of his interests in shares or debentures or other securities in the Company. A director shall not be counted in the quorum at a board of directors' meeting in relation to any matter on which he is debarred from voting. However, in the absence of some other material interest than indicated below, a director is entitled to vote and be counted in the quorum, in respect of any resolution concerning any of the following matters:

  •
  The giving of any security or indemnity with respect to any money lent or obligations incurred by the director at the request of or for the benefit of the Company and its subsidiaries,

  •
  The giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the director himself has assumed responsibility in whole or in part under a guarantee or indemnity or by providing security,

  •
  Any proposal concerning an offer of shares or debentures or other securities of or by the Company or any of its subsidiaries in which offer the director is or may become interested as a participant in the distribution of such securities,

  •
  Any contract, arrangement, transacting or other proposal concerning any other company in which the director is interested, directly or indirectly, provided that he is not the beneficial owner of one % or more of any class of the equity share capital of such company.

  •
  Any contract, arrangement transaction or other proposal concerning the adoption, modification or operation of a superannuation fund or retirement benefits scheme under which the director may benefit provided that such plan relates to both employees and directors of the Company or has been approved by or is subject to approval by the Board of Inland Revenue for taxation purposes and does not grant to any director any privilege or advantage not awarded to the employees to which it relates;

  •
  Any contract, arrangement, transaction or proposal concerning the adoption, modification or operation of any scheme enabling employees, including full time executive directors of the Company and/or any subsidiary to acquire shares of the Company or any arrangement for the benefit of employees of the Company or any of its subsidiaries under which the director benefits in a smaller manner to employees; and

  •
  Any contract, arrangement, transaction or other proposal concerning the purchase or maintenance of any insurance policy under which the director may benefit.

        The directors may exercise all their powers to give or award pensions, annuities, gratuities and superannuation or other allowances and benefits to any persons who are or have at any time been directors of or employed by the company. The directors may also procure payments for their insurance as well as the establishment and subsidy or subscription to and support of any institutions, association clubs, funds or trusts which they consider to be for their benefit. A director may also provide services in his professional capacity either individually or through his firm to the Company under financial terms to be set by the directors.

        At every Annual General Meeting a minimum of one-third of directors shall retire from office, except that if their number is not three or any multiple of three then the minimum number required to retire shall be the nearest to and less than one-third. If there are fewer than three directors they shall all retire. The directors to retire by rotation on each occasion shall be those directors who held office at the time of the two proceeding Annual General Meetings and did not retire by rotation at either of them. If the number of directors so retiring is less than the minimum number of directors required to retire, then the additional directors that will retire will be those of the directors who have been the longest in the office since their last appointment or reappointment. No director shall retire on account of age. Retiring directors shall be eligible for re-election.

        The directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, or any part thereof and, subject to the Articles of Association, to issue debentures and other securities.

        The directors shall restrict the borrowings of the Company so that at any one time the aggregate amount owing by the Company and its subsidiaries shall not at any time, without the previous sanction of an ordinary resolution of the Company in general meeting, exceed a sum equal to two and half times the aggregate of the adjusted share capital and reserves.

(f)
Dividends

        The Company in general meeting may declare a dividend to be paid in accordance with the respective rights and interests of the members, provided that no larger dividend shall be declared than is recommended by the directors. The directors may from time to time declare and pay an interim dividend and pay or declare and set aside for payment any dividend payable at a fixed rate on any shares.

        Except insofar as the rights attaching to, or the terms of issue of, any share provide otherwise:

  •
  all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for these purposes as paid up on the share;

  •
  all dividends shall be apportioned and paid proportionately to the amounts paid up on the shares on the record date appointed by the Board for the dividend.

        No dividend or other moneys payable by the Company shall bear interest as against the Company.

        All dividends, interest or other sums payable unclaimed for one year after having been declared may be invested or otherwise made use of by the directors for the benefit of the Company until claimed. All dividends unclaimed for a period of 12 years from the date they became due for payment shall be forfeited and shall revert to the Company.

        Upon the recommendation of the directors, any general meeting declaring a dividend may direct payment of such dividend to be made wholly or in part by the distribution of assets, including fully paid-up shares or debentures of any other company.

        Subject to the Company's Articles of Association, the directors may, if authorised by the Company in general meeting, offer the holders of Ordinary shares the right to elect to receive Ordinary shares, credited as fully paid, instead of cash in respect of all or part of such dividend as may be declared by the Company or, in the case of an interim dividend, the directors.

(g)
Share Capital

        Carlton's share capital is divided into:

  •
  1,221,285,011 Ordinary shares of 5 pence each (in this section 6(2)(g) of Part V "Ordinary shares" and "Ordinary shareholders" as appropriate) of which 671,951,686 had been issued and remained outstanding as at September 30, 2002;

  •
  168,714,989 6.5p (net) cumulative convertible redeemable preference shares of 5 pence each (in this section 6(2)(g) of Part V "6.5p Preference shares" and "6.5p Preference shareholders" as appropriate) of which 163,564,861 had been issued and remained outstanding as at September 30, 2002; and

  •
  15,000,000 Cumulative US dollar-denominated redeemable preference shares of US$0.01 each (in this section 6(2)(g) of Part V "Dollar Preference shares" and "Dollar Preference shareholders" as appropriate) of which nil had been issued and remained outstanding as at September 30, 2002.

(i)    Special rights of the 6.5p (net) Cumulative Convertible Redeemable Preference Shares

        The 6.5p Preference shares have the following rights:

(a)
Income

        The right in priority to receive a fixed cumulative preferential dividend (the "CRP Convertible Dividend") of 6.5p per share (net of any associated tax credit), per annum payable half yearly in equal installments on 1 January and 1 July. Holders of 6.5p Preference shares do not enjoy any further right to participate in the profits of the Company available for distribution.

(b)
Capital

        In the event of a winding up of the Company or on a return of capital (except on conversion, redemption or purchase of the 6.5p Preference shares), the assets of the Company shall be applied in the following order of priority:

  —
  firstly, in paying to the holders of 6.5p Preference shares (other than those who have elected to exercise their conversion rights under the Articles of Association if the Company is placed in liquidation ("Elected shares" and "Elected shareholders" as appropriate)) a sum equal to the capital paid up on those shares, a premium of 95p per share and all arrears and accruals of the CRP Convertible Dividend;

  —
  secondly, in paying any surplus to the holders of Ordinary shares and Elected shares a sum equal to the amount paid up on those shares; and

  —
  thirdly, in paying to the holders of Ordinary shares, 6.5p Preference shares, and Elected shares an amount proportionate to: (a) in respect of the Ordinary shares, the amount paid up on those shares, (b) in respect of the Elected shares, the amount paid up on the Ordinary shares arising on conversion, and (c) in respect of the 6.5p Preference shares, to the extent that the assets available for distribution exceed £5,000,000,000, the amounts which would have been paid up on the Ordinary shares which would have arisen if such 6.5p Preference shares had carried the right to convert such shares into fully paid Ordinary share capital of the Company at the rate of 5p nominal of Ordinary share capital for every £1,000 nominal of 6.5p Preference share capital and such right had been exercised in full.

(c)
Purchase and Redemption

        Subject to the provisions of the Companies Act 1985 (the "Act"), the Company may at any time purchase 6.5p Preference shares in the market or by tender or private treaty at a price not in excess of the average of the middle market quotations during the period of the ten business days immediately prior to the date of such purchase or, in the case of a purchase on the London Stock Exchange, at the market price thereof (provided that such market price is not more than five % above such average) but not otherwise.

        Subject to the provisions of the Act, the Company shall redeem on 30 April 2010 all 6.5p Preference shares (if any) in issue on that date and the Company may redeem on 30 April 2005 and on 30 April in each of the years 2006 to 2010 all or part of the 6.5p Preference shares (if any) then in issue, and the amount payable on redemption thereof in any such case shall be the amount paid up (or credited as paid

up), together with a premium of 95p per share and an amount equal to any arrears or accruals of the CRP Convertible Dividend (whether or not earned or declared).

(d)
Conversion

        On March 31 in each year up to and including 2005 (a "Conversion Date"), each 6.5p Preference shareholder shall be entitled to convert all or any of their 6.5p Preference shares into fully paid Ordinary shares of 5p each on the basis of 10.3359 (following the capitalization issue on February 26, 1996, this figure changed to 25.83975) Ordinary shares for every 100 6.5p Preference shares (the "Conversion Rate"). The allotment of Ordinary shares shall be made within 28 days after conversion. Whether the 6.5p Preference shares are in certificated or uncertificated form, the right to convert shall be exercisable by the prescribed method at any time during the 28 day period ending on the Conversion Date (the "Conversion Period").

        The CRP Convertible Dividend on any 6.5p Preference shares converted shall cease to accrue with effect from January 1 last preceding the relevant Conversion Date. The Ordinary shares arising on such conversion shall be credited as fully paid and shall rank pari passu in all respects with the Ordinary shares then in issue and shall entitle the holder to all dividends and other distributions payable on the Ordinary shares in or in respect of the accounting period in which the Conversion Date falls (not being dividends in respect of any earlier accounting period).

        In the event that immediately after the expiry of any Conversion Period 75% or more of the 6.5p Preference shares shall have been converted or purchased by the Company, the Company shall be entitled to give notice in writing to require all holders of 6.5p Preference shares either to convert all of their 6.5p Preference shares into Ordinary shares or to agree to early redemption of such shares on the expiry of such notice and requiring holders to elect whether to convert or agree to redeem.

        Conversion of such 6.5p Preference shares as from time to time are due to be converted may be effected in such manner as the directors shall determine (subject to the provisions of the Act), including by the redemption of 6.5p Preference shares involving the repayment of the amount paid up together with a premium of 95p per share or by means of consolidation and sub-division, in which case the consolidation and sub-division shall be effected in the manner prescribed by the Articles of Association.

(e)
Voting

        6.5p Preference shares shall confer on the holders the right to receive notice of and to attend all general meetings of the Company but shall only confer the right to speak or vote at any such meeting if:

  •
  the business of the meeting includes the consideration of a resolution to wind up the Company or any resolution to modify, vary or abrogate any of the rights or privileges attaching to the 6.5p Preference shares;

  •
  at the date of the meeting the CRP Convertible Dividend is six months or more in arrears after any date fixed for payment thereof; or

  •
  at the date of the meeting any 6.5p Preference shares required to be redeemed by the Company have not been redeemed on the due date or on a date subsequent thereto but prior to the date of the notice convening the meeting.

        On any resolution upon which the 6.5p Preference shareholders are entitled to vote, each such holder present in person shall on a show of hands have one vote and on a poll each such holder present in person or by proxy shall have one vote in respect of each Ordinary share which the 6.5p Preference shares registered in the name of such holder would have been converted into had conversion taken place at the Conversion Rate.

(f)
Restrictions

        So long as any 6.5p Preference shares remain capable of being converted into Ordinary share capital, certain restrictions shall apply unless the Company shall have obtained the consent of three fourths (in nominal value) of the holders of the 6.5p Preference shares whether in writing or by extraordinary resolution at a separate meeting of the 6.5p Preference shareholders.

(g)
Issue of further shares

        No further share capital of the Company ranking as regards participation in the profits or assets of the Company in priority to the 6.5p Preference shares shall be created or issued without the consent of three-fourths (in nominal value) of the holders of the 6.5p Preference shares.

        Subject to the provisions of the Articles of Association, the Company may create and issue further shares ranking as regards participation in the profits and assets of the Company pari passu with the 6.5p Preference shares.

(ii)
Special rights of the Cumulative US Dollar-Denominated Redeemable Preference shares

(a)
Income

        The Dollar Preference shares rank pari passu with all shares expressed to rank pari passu therewith as to dividends and otherwise in priority to any other share capital of the Company to receive a preferential dividend (the "CP Dividend") at such rate and on such dates, terms and conditions as the directors may determine. In particular, the directors may determine whether the rights of such shares as regards participation in profits are cumulative or non-cumulative.

(b)
Capital

        On a return of capital (except on redemption or purchase of shares in the Company) the assets of the Company available for distribution among the members shall be applied in priority to any payment to the holders of any other class of share ranking junior to the Dollar Preference shares upon such a return of capital and pari passu with the rights of any holder of any class of preference shares expressed to rank as to such return of capital pari passu with the holders of the Dollar Preference shares in repaying to the holders of the Dollar Preference shares a sum equal to the liquidation preference in respect thereof, together with all arrears and accruals (if any) of the CP Dividend.

        Where the assets of the Company available for distribution are insufficient to cover the amounts payable in full on the Dollar Preference shares and any other shares expressed to rank pari passu therewith, then Dollar Preference shareholders and such other shares will share rateably in the distribution of surplus assets in proportion to the full respective preferential amounts to which they are entitled. Dollar Preference shares shall not otherwise participate in the surplus assets of the Company.

(c)
Redemption

        Unless otherwise determined by the directors prior to their allotment, the Dollar Preference shares shall be redeemable at the option of the Company. Subject to the provisions of the Act and the rights of other shareholders, the Company has the right to redeem the Dollar Preference shares in issue and fully paid on any Redemption Date. However, the Company shall not be entitled to redeem any Dollar Preference share unless on or before the relevant Redemption Date the special dividend (see below) has been paid. Out of the profits available for distribution there shall be paid on each Dollar Preference share to be redeemed a special dividend equal to the aggregate of, where a cumulative dividend is payable or where arrears or accruals of dividends are payable, a sum equal to the aggregate of all arrears and accruals of the CP Dividend, and, in any case, a sum in US dollars equal to the amount paid up or credited as paid up on such Dollar Preference share together with any premium paid or credited on issue of the preference share in question in respect of the Redemption Date notified to the Dollar Preference shareholder.

        The expression "Redemption Date" means in relation to any series of Dollar Preference shares any date which falls at least 5 years after the date on which such Dollar Preference shares of that series were first issued or where such Dollar Preference shares are issued in exchange for any class of securities of the Company, the date on which such securities of that class were first issued.

        Upon the redemption or purchase of any Dollar Preference shares, the directors may consolidate and divide the authorised Dollar Preference share capital existing as a consequence of such redemption or purchase into shares of a larger or smaller amount and/or may convert such authorised Dollar Preference share capital into any other class of share capital into which the authorised share capital of the company is or may be divided of a like aggregate nominal amount in the same currency as the Dollar Preference shares.

(d)
Voting

        The holders of Dollar Preference shares shall only be entitled to receive notice of and attend and vote upon any resolution proposed at a general meeting of the Company in the following circumstances: in respect of a resolution for winding up the Company or for varying or abrogating any of the rights attached to the Dollar Preference shares; where the CP Dividend has not been declared and paid in full; or in such other circumstances as the directors may determine prior to allotment, but not otherwise.

        Whenever holders of Dollar Preference shares are entitled to vote on a resolution to be proposed at a general meeting of the Company, on a show of hands every such holder who is present in person or is present by a duly authorized representative shall have one vote and, on a poll, every such holder who is present in person or by a duly authorized representative or proxy shall have such number of votes as the directors shall prior to allotment determine.

(e)
Variation of Rights

        Save with the written consent of the holders of three-fourths (in nominal value) of the issued Dollar Preference shares of each series, or with the sanction of an extraordinary resolution passed at a separate meeting of that series, the directors shall not authorise or create, or increase the amount of any shares of any class or any security convertible into shares of any class ranking as regards participation in the profits or assets of the Company in priority to the Dollar Preference shares.

        Subject to the above, the Company may from time to time create and issue further shares ranking as regards participation in the profits and assets of the Company pari passu with the Dollar Preference shares.

        For the avoidance of doubt, the rights attached to the Dollar Preference shares shall not be deemed to be varied by or abrogated by the purchase or redemption of any of the Company's shares ranking as regards participation in the profits or assets of the Company pari passu with or after such shares.

        A reduction of capital paid up on a series of the Dollar Preference shares shall constitute a variation of the rights of the holders of the Dollar Preference shares of that series.

B. Material Contracts

        The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by the Company (i) within the two years immediately preceding the date of this document and are or may be material to the Company or (ii) at any time which contain an obligation or entitlement which is material to the Company as at the date of this document:

(1) The Sale Agreement for the disposal of Technicolor:

        Carlton, together with certain Carlton subsidiaries (the "Carlton Subs"), entered into an agreement to sell Technicolor, which completed on March 16, 2001, the principal terms and conditions of which are summarised below.

(a)
Purchase Price and other Completion Events

        At Completion, the consideration paid by Thomson to Carlton was US$750 million (£524 million) in cash and an aggregate amount of US$600 million (£420 million), payable in four equal instalments of US$150 million (£105 million) each plus accrued interest on the first, second, third and fourth year anniversaries of completion. Thomson's obligations in this respect were evidenced by promissory notes, which were issued on completion.

        Additionally Thomson at Completion paid Carlton further consideration of €761.4 million (£477.3 million) in cash. At Completion, Carlton was obliged to subscribe €761.4 million (£477.3 million) for bonds issued by Thomson which carried an entitlement on the first year anniversary of the date of Completion to 15.5 million new Thomson shares. Following maturity of the bonds one year after Completion (i.e. March 2002), Carlton became a 5.52% shareholder in Thomson.

        In total the Company received consideration of £1,321.5 million, after closing adjustments. Cash disposed of totaled £94.1 million and expenses and other costs were £54.3 million. Net consideration arising from the disposal was therefore £1,173.1 million.

(b)
Representations and Warranties

        Carlton and the Carlton Subs and Thomson have given to each other representations, warranties and indemnities (including, in the case of Carlton and the Carlton Subs, an indemnity relating to environmental matters) which are customary in a disposal of a business of this kind under a contract governed by New York law.

(c)
Screen Advertising Joint Venture

        Thomson and Carlton agreed to negotiate in good faith to establish, after Completion, a 50/50 joint venture for the development of a screen advertising business in North America. Under the joint venture agreement Carlton and Thomson each holds 50% of Technicolor Cinema Advertising, LLC, the holding company for a cinema screen advertising venture in the United States.

(d)
Covenant not to Compete

        Subject to certain exceptions, Carlton and the Carlton Subs have agreed not to compete with the Technicolor business, as it is carried on at Completion, or to solicit any of the employees of Technicolor or to induce any customer or business relation from ceasing to do business with Technicolor for a period of thirty-six months from the date of Completion.

(2) The joint venture with Granada in respect of ONdigital

        A joint venture agreement dated December 18, 1997 and made between Carlton and Granada relating to their respective holdings of 50% of ITV Digital Holdings Limited ("ITV Digital Holdings"), formerly ONdigital Holdings Limited, which holds 100% of ONdigital. The purpose of the joint venture was to set up a pay DTT operator. Granada's shareholding in ITV Digital Holdings was transferred to Granada Media plc ("Granada Media") in accordance with the permitted transfer provisions on May 10, 2000. The joint venture agreement contains provisions relating, inter alia, to the financing and management of ITV Digital Holdings and ONdigital and the relationship between the shareholders, including the appointment of directors, prohibitions on certain actions of ITV Digital Holdings and/or ONdigital without the prior written consent of Carlton and Granada Media, deadlock resolution (including a procedure for either shareholder to serve a buy/sell notice specifying a cash price for the purchase of its interest in ITV Digital Holdings), non-compete obligations, events of default and restrictions on transfers of shares to third parties.

        ONdigital 1998 plc and ONdigital (Services) Limited were placed into administration on March 27, 2002 and are currently in the process of liquidation as more fully described under "Item 4—Information on the Company—B. Historical Background".

(3) The merger agreement with Granada

        A merger agreement dated October 16, 2002 and made between Carlton and Granada whereby the two companies proposed a merger of their respective groups of companies to form one group of companies ("Merged Group").

(a)
Pre-conditions and Conditions to merger

        The merger is subject to a number of pre-conditions including clearance by the UK competition authorities and the ITC and will be effected once those clearances have been obtained. If regulatory clearances for the merger are obtained sufficiently in advance of the new Communications Act coming into force, it is intended that the merger would be effected in two stages, the first being an interim structure that would comply with current broadcasting regulation (see "Item 4—Information on the Company—I. UK Television Regulation"). The second stage would involve the combination of the merged group and this separate Company's businesses when the Communications Act comes into force. Carlton and Granada will also be discussing with the regulators appropriate arrangements for the sale of airtime by the merged group which, to the extent necessary, may extend to a separate sales organization.

        The merger is expected to be effected by way of inter-conditional court approved schemes of arrangement of both Carlton and Granada under Section 425 of the Companies Act 1985, as amended. The schemes will operate in a similar way to each other and will become effective on the same day. The Carlton scheme will require approval by special resolution of Carlton holders of Ordinary shares at an extraordinary general meeting of Carlton. The Carlton scheme will also require approval separately by a majority in number representing 75% in value of the holders of Carlton Ordinary shares who vote at a meeting convened by the High Court of Justice in England and Wales. The Granada scheme will require similar approvals by holders of Granada Ordinary shares. In addition, each scheme is required to be sanctioned by the High Court. The schemes can only become effective when all conditions to the merger have been satisfied or waived. The merger is conditional upon both schemes becoming unconditionally effective by March 31, 2004 or such later date as Carlton, Granada and the High Court may agree.

        The merger is also conditional on the listing of the new entity's Ordinary shares and convertible shares on the London Stock Exchange and on obtaining other necessary regulatory approvals and authorizations. The pre-conditions and conditions to the merger are set forth in Appendix II to Schedule 1 of the merger agreement between Granada plc and Carlton Communications Plc filed as an exhibit to this Form 20-F. Appendix II is hereby incorporated by reference.

(b)
Exchange Ratio and Additional Consideration for the Merger

        On completion of the merger, Granada shareholders will receive 68% of the Ordinary share capital of the Merged Group and £200 million in cash. Carlton Ordinary shareholders will receive 32% of the Ordinary share capital of the Merged Group, potentially increasing to 34% through the conversion of convertible shares in the merged group to be issued to Carlton shareholders in 2006 depending on the achievement of a share price of Ordinary shares of the Merged Group equivalent to 140 pence per Granada share (implying the achievement of a Carlton Ordinary share price of 271 pence) and on achievement of an agreed earnings target for the year ending September 2005. For additional information on the terms of the convertible shares see below under (c).

        Granada shareholders will receive one Ordinary share in the Merged Group and 7.225 pence in cash for every Granada share currently held. Carlton Ordinary shareholders will receive 1.9386 Ordinary shares in the Merged Group and 0.1835 convertible shares for every Carlton Ordinary share currently held.

Appropriate proposals will be made to existing Carlton preference shareholders on posting of the formal documentation to all Carlton shareholders following the satisfaction or waiver of all the preconditions.

(c)
Summary of the Key Terms of the Convertible Shares

        The convertible shares will be issued credited as fully paid up on the effective date of the merger. The convertible shares will not carry any voting rights or any right to receive notice of or to attend general meetings of the merged group (save in relation to any variation of their rights as a class), any right to receive dividends or other distributions or any right to capital rights as a class, any right to receive dividends or other distributions or any right to capital save for a right to the return of the nominal value of the convertible shares on a winding up of the merged group.

        The convertible shares will automatically convert into Ordinary shares in the merged group on January 1, 2006 provided that the following conditions have been satisfied:

  •
  the closing middle market price of an Ordinary share in the Merged Group on at least 60 of the 90 trading days up to (but not including) January 1, 2006 exceeds 140 pence; and
  •
  the merged group's consolidated, pre-exceptional (as that term is defined in paragraph 20 of FRS3), pre-goodwill amortization, post tax (with tax effects of exceptional items written back), basic earnings per Ordinary share for the year ending September 30, 2005 (calculated on a basis consistent with UK GAAP as at the date of this announcement and in accordance with the accounting principles and policies as disclosed by Granada and Carlton in their statutory accounts for the year ended September 30, 2002 and, for the avoidance of doubt, any profit and loss charges or credits arising from the adoption of FRS17 shall be ignored) are equal to or greater than 6.26 pence. The merged group's auditors will certify the earnings per share figure for these purposes.

        On conversion, each convertible share will convert into one Ordinary share in the merged group. The terms of the convertible shares will be adjusted to take account of certain events, including: the consolidation, sub-division, cancellation or re-classification of the Ordinary share capital of the merged group; capitalization and bonus issues; offers of shares to existing shareholders by way of rights; payment of special or abnormal dividends by the merged group; and any de-merger of part of the business of the merged group.

        In the event that, prior to January 1, 2006, an offer is made to acquire the whole or any part of the Ordinary share capital of the merged group or if any person proposes a scheme of arrangement with regard to such acquisition and, in either case, the right to cast more than 50% of the votes which may ordinarily be cast on a poll at a general meeting of the merged group vests in a third party (whether before or after January 1, 2006), the following will apply:

  •
  if the value of the consideration payable under such acquisition per Ordinary share in the merged group (calculated on the day that the acquisition becomes wholly unconditional or is effected) (the "Offer Price") is less than 70 pence, the conversion rights attaching to the convertible shares will lapse and the convertible shares will be automatically re-designated into deferred shares which will be subject to compulsory transfer to a custodian;
  •
  if the Offer Price is 70 pence or more but less than 140 pence, each convertible share will automatically convert into that number of Ordinary shares in the merged group calculated in accordance with the following formula:

    A × (B-70)/70

    Where:

            A = the number of Ordinary shares in the merged group into which a convertible share converts at that time

            B = the Offer Price; and

  •
  if the Offer Price is 140 pence or greater, the convertible shares will automatically convert on the basis of the then current conversion ratio.

        No fractions of Ordinary shares in the merged group will be issued on conversion of any convertible shares and any fractional entitlements arising on conversion will be disposed of by the merged group and the net proceeds of sale paid to those entitled thereto. If conversion does not take place on January 1, 2006, the conversion rights attaching to the convertible shares will lapse and the convertible shares will be automatically re-designated into deferred shares which will be subject to compulsory transfer to a custodian. It is intended that the convertible shares will be admitted to the Official List of the London Stock Exchange.

(d)
Other

        The merger agreement contains representations, warranties and undertakings by each of the parties in connection with the merger. For additional information on the terms of the convertible shares see above under (c). In addition, Carlton and Granada have agreed that one party will make a payment of £8.5 million to the other in certain circumstances including where the merger lapses or is withdrawn following certain specified events.

        For additional information regarding the terms of the merger see Exhibit 4.4 "Merger Agreement between Granada plc and Carlton Communications Plc".

C. Exchange Controls

        There are currently no UK foreign exchange control restrictions on remittances of dividends on the Ordinary shares or Dollar Preference shares or on the conduct of the Company's operations.

        There are no limitations under English law or in the Memorandum and Articles of Association of the Company that are applicable only to non-UK shareholders relating to the right to hold or exercise voting rights attaching to the Ordinary shares or Dollar Preference shares of the Company.

D. Taxation

        The following is a summary of the principal US federal income and UK tax consequences of the purchase, ownership and disposition of X-CAPs, Ordinary shares, Dollar Preference shares or ADSs by a US holder. For the purposes of this summary, a "US holder" is a beneficial owner of X-CAPs, Ordinary shares, Dollar Preference shares or ADSs that is (i) a citizen or resident of the United States, (ii) a corporation organized under the laws of the United States or any State, (iii) an estate the income of which is subject to United States federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. In general, for US federal income tax purposes, holders of ADSs will be treated as the owners of the Ordinary shares or Dollar Preference shares represented by those ADSs. As used in this summary, the term "ADSs" refers to ADSs representing either Ordinary shares or Dollar Preference shares.

        The summary is not a comprehensive description of all of the tax considerations that may be relevant with respect to X-CAPs, Ordinary shares, Dollar Preference shares or ADSs. The discussion deals only with US holders that hold X-CAPs, Ordinary shares, Dollar Preference shares or ADSs as capital assets and that own, together with certain related parties, less than 10% of the voting shares of the Company or of the X-CAPs, Ordinary shares or Dollar Preference shares. This summary does not take into account the specific circumstances of any particular investors (such as tax-exempt entities, certain insurance companies, broker-dealers, traders in securities that elect to mark to market, investors liable for alternative minimum tax, investors that hold shares or ADSs as part of a straddle or a hedging or conversion transaction or investors whose functional currency is not the US dollar), some of which may be subject to special rules.

        The summary is based on the current tax laws of the US and the UK and also in part on representations of Morgan Guaranty Trust Company of New York, as depositary (the "Depositary") for Ordinary shares and/or Dollar Preference shares on behalf of holders of ADSs. The summary assumes that each obligation in the deposit agreements among Carlton, the Depositary and the holders from time to time of ADRs and any related agreement will be performed in accordance with its terms. This summary is also based on the current double income taxation convention between the UK and the US (the "Income Tax Treaty"). On July 24, 2001 a new double tax convention between the US and the UK was signed (the "New Treaty"). The provisions of the New Treaty will not enter into force until the New Treaty has completed its passage through the UK parliament and the US Senate and has been ratified by both governments. The provisions of the New Treaty will then take effect at various appointed times following ratification. The New Treaty contains, inter alia, a number of anti-avoidance provisions not contained in the current Income Tax Treaty, however, US holders who are individuals and who are beneficial owners of their X-CAPs, Ordinary shares, Dollar Preference shares or ADSs and hold the same as investments are unlikely to be in a worse position regarding their UK tax position under the New Treaty than under the current Income Tax Treaty discussed below; however, US holders who are in any doubt should consult their own advisers.

        Investors in X-CAPs, Ordinary shares, Dollar Preference shares or ADSs are advised to consult their own tax advisers as to the UK, US or other tax consequences of the purchase, ownership and disposition of such X-CAPs, Ordinary shares, Dollar Preference shares or ADSs, including the effect of any state or local laws.

UK Income Tax on Payments on the X-CAPs

        Payments of interest on the X-CAPs will not be treated as distributions for UK tax purposes, provided that the X-CAPs are not, at the time of payment, held by a US holder which is a company not resident in the UK for UK tax purposes and which is either a subsidiary of the Company or is put in funds (directly or indirectly) by the Company or such a subsidiary.

        Payments of interest made on or after April 1, 2001 will be exempt from withholding or deduction for or on account of UK tax under the provisions of UK tax law relating to "quoted eurobonds" provided that they carry a right to interest and are and continue to be listed on the New York Stock Exchange or on the London Stock Exchange (or other recognised "stock exchange" within the meaning of section 841 of the Income and Corporation Taxes Act 1988). Whilst the X-CAPs are and continue to be quoted eurobonds (within the definition applicable from that date) payments of interest made on or after that date may be made without withholding or deduction for or on account of United Kingdom income tax.

        In all cases falling outside the quoted eurobond exemption, UK interest on the X-CAPs paid on or after April 1, 2001 may be paid under deduction of United Kingdom income tax at the lower rate (currently 20%), subject to such relief as may be available under the provisions of any applicable double taxation treaty or other possible exemptions.

        Payments of interest on the X-CAPs will constitute UK source income, and, as such, remain subject to UK income tax by direct assessment even though paid gross, except in the hands of (a) a US holder who is entitled to receive payments free of withholding or deduction under the Income Tax Treaty, and (b) a holder who is not resident in the UK for tax purposes and does not have, in relation to such interest, a "UK representative" for the purposes of section 126 of, and Schedule 23 to, the Finance Act 1995.

US Federal Income Taxation of Payments on the X-CAPs

        Because the X-CAPs have no stated maturity, can be exchanged for Dollar Preference shares at the option of the Company and would be treated as if they were Dollar Preference shares in a winding-up of the Company and because payments of interest on the X-CAPs will be made only at the election of the Company, the X-CAPs will be treated as equity for US federal income tax purposes.

        Payments of interest on the X-CAPs will constitute dividends for US federal income tax purposes to the extent paid out of current or accumulated earnings and profits of the Company, as determined for US federal income tax purposes. US holders will include in gross income the gross amount of any dividend paid (before reduction for UK withholding tax) as Ordinary income when the dividend is actually or constructively received by the US holder. Such payments will not be eligible for the dividends received deduction generally allowed to US corporations. Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a return of capital to the extent of the holder's adjusted tax basis in the X-CAPs and thereafter as capital gain.

UK Income Tax on Payments of Dividends

        An individual shareholder who is the beneficial owner of Ordinary shares or Dollar Preference shares and resident in the UK will generally be entitled to a tax credit in respect of any dividend received equal to 1/9 th of the amount of the dividend. Such an individual shareholder's liability to UK income tax is calculated on the sum of the dividend and the tax credit ("the gross dividend"). The tax credit therefore equals 10% of the gross dividend. The UK tax credit is available to be set against the individual's UK income tax liability on the dividend but will generally not be available to be refunded to him if it exceeds his overall liability to income tax.

        Under the Income Tax Treaty, subject to certain exceptions, a US holder who is a resident of the US for purposes of the Income Tax Treaty is entitled to receive, in addition to any dividend paid by Carlton, the UK tax credit in respect of such dividend to which a UK resident individual would have been entitled, but reduced by a UK withholding tax equal to 15% of the sum of the dividend paid and the UK tax credit. However, as a result of the reduction in the tax credit rate to 10% from April 6, 1999 a US holder will not be able to claim repayment of any part of the UK tax credit.

US Federal Income Taxation on Payments of Dividends

        Distributions received in respect of Ordinary shares, Dollar Preference shares or ADSs will constitute dividends for US federal income tax purposes to the extent paid out of current or accumulated earnings and profits of the Company, as determined for US federal income tax purposes. US holders will include in gross income the gross amount of any dividend paid (before reduction for UK withholding tax) as Ordinary income when the dividend is actually or constructively received by such holders, or, in the case of ADSs, the Depositary. Such dividend income will not be eligible for the dividends received deduction generally allowed to US corporations. Subject to certain limitations, the UK withholding tax deemed paid if the US holder claims the benefits of the Income Tax Treaty will be treated as a foreign income tax that may be claimed as a credit or alternatively taken as a deduction in computing any US federal income tax liability. The dividend income will, for purposes of computing the foreign tax credit, constitute income from sources outside the US and, with certain exceptions, will be treated together with other items of "passive" or, for certain holders, "financial services" income. The rules relating to the determination of the foreign tax credit are complex and US holders should consult their own tax advisors to determine whether and to what extent a credit will be available.

UK Taxation on Capital Gains

        Under the Income Tax Treaty, each country may in general tax capital gains in accordance with the provisions of its domestic law. Under present UK law, a US holder that is not resident (and, in the case of an individual, not ordinarily resident) in the UK for UK tax purposes and who does not carry on a trade, profession or vocation in the UK through a branch or agency to which the X-CAPs or Ordinary shares or Dollar Preference shares or ADSs are attributable will not be liable for UK taxation on capital gains or eligible for relief from UK taxation for allowable losses, realized on the sale or other disposal (including redemption) of such X-CAPs or Ordinary shares or Dollar Preference shares or ADSs.

US Federal Income Taxation on Capital Gains

        A US holder generally will recognize a capital gain or loss for US federal income tax purposes on the sale or exchange of X-CAPs, Ordinary shares. Dollar-denominated Preference shares or ADSs in the amount of the difference between the amount realized and the holder's adjusted tax basis in the X-CAPs, Ordinary shares, Dollar Preference shares or ADSs. Generally, such gain or loss will be capital gain or loss. In the case of a US holder who is an individual, such gain will generally be subject to US federal income tax at a maximum rate of 20% if attributable to the sale of property held for more than 12 months. Such gain or loss will be income or loss from sources within the US for foreign tax credit limitation purposes. US holders should consult their own tax advisors concerning various state and local tax consequences of a sale or exchange of X-CAPs, Ordinary shares, Dollar Preference shares or ADSs.

UK Inheritance Tax

        Under the current UK/US convention relating to estates and gift taxation, X-CAPs, Ordinary shares, Dollar Preference shares or ADSs beneficially held by an individual US holder who is domiciled for the purposes of such convention in the US and is not for the purposes of such convention a national of the UK will not, provided any tax chargeable in the US is paid, be subject to UK inheritance tax on the disposal of the X-CAPs, Ordinary shares, Dollar Preference shares or ADSs by way of gift or upon the individual's death unless they are part of the business property of a permanent establishment of the individual in the UK or, in the case of a US holder who performs independent personal services, pertain to a fixed base situated in the UK. In the exceptional case where the X-CAPs, Ordinary shares, Dollar Preference shares or ADSs are subject both to UK inheritance tax and to US federal gift or estate tax, the convention generally provides for double taxation to be relieved by means of a credit.

UK Stamp Duty and Stamp Duty Reserve Tax

        Provided that any instrument of transfer is not executed in the UK, remains at all subsequent times outside the UK and the Global Security remains in bearer form, no stamp duty will be payable on the acquisition or transfer through The Depository Trust Company of a beneficial interest in the Global Security.

        Generally, an agreement to transfer (a) through The Depository Trust Company a beneficial interest in the Global Security, or (b) Dollar Preference shares in bearer form will not give rise to a liability to stamp duty reserve tax ("SDRT").

        A deposit of Dollar Preference shares in registered form with the Depositary or its nominee by a holder will normally give rise to a charge to stamp duty or SDRT at the rate of 1.5% of the value of the shares. Such stamp duty or SDRT will be payable by the holder as a condition precedent to the issue of ADRs against the deposit of such Dollar Preference shares.

        Provided that the instrument of transfer is not executed in the UK and remains at all subsequent times outside the UK, no stamp duty will be payable on the acquisition or transfer of ADSs. An agreement to transfer ADSs will not give rise to an SDRT liability. Transfers of X-CAPs, Ordinary shares or Dollar Preference shares, as opposed to ADSs, in registered form will normally give rise to a charge to stamp duty or SDRT at the rate of 0.5% of the price paid (rounded up, in the case of stamp duty, to the nearest multiple of £5).

PFIC Rules

        X-CAPs, Ordinary shares, Dollar Preference shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If Carlton were to be treated as a PFIC, unless a US holder elects to be taxed annually on a mark-to-market basis with respect to the X-CAPs, Ordinary shares, Dollar Preference shares or ADSs, a gain realized on the sale or other disposition of a US holder's X-CAPs, Ordinary shares, Dollar Preference shares or ADSs would in general not be treated as capital gain. Instead, a US holder would be treated as if the US holder had realized such gain and certain "excess distributions" rateably over the holding period for the X-CAPs, Ordinary shares, Dollar Preference shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year.

        If a US holder makes a mark-to-market election, the holder will not be subject to the PFIC rules described above. Instead, in general, the holder will include as ordinary income each year the excess, if any, of the fair market value of the holder's X-CAPs, Ordinary shares, Dollar Preference shares or ADSs at the end of the taxable year over the holder's adjusted basis in the X-CAPs, Ordinary shares, Dollar Preference shares or ADSs. The holder will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of the holder's X-CAPs, Ordinary shares, Dollar Preference shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The holder's basis in the X-CAPs, Ordinary shares, Dollar Preference shares or ADSs will be adjusted to reflect any such income or loss amounts.

        A US holder of X-CAPs, Ordinary shares, Dollar Preference shares or ADSs during any year that Carlton is a PFIC, must file Internal Revenue Form 8621.

E. Documents on Display

        It is possible to read and copy documents referred to in this Annual Report on Form 20-F that have been filed with the SEC at the SEC's public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

        The SEC filings are also available to the public from commercial document retrieval services and, as of November 2002, at the Internet world wide web site maintained by the SEC at www.sec.gov.

Item 11—Quantitative and Qualitative Disclosures About Market Risk

Objectives, policies and strategies

        The most significant treasury exposures faced by the Company are in relation to the ability to raise finance to support its activities, the management of interest rate and currency positions and the investment of surplus cash in high quality assets. Clear parameters have been established, including levels of authority, on the type and use of financial instruments to manage these exposures. Transactions are only undertaken if they relate to underlying exposures. Regular reports are provided to senior management, and treasury operations are subject to periodic independent reviews and internal audits.

Financing

        The Company's policy is to finance its operations long term with a mixture of equity and debt instruments with a range of maturities. The Company has traditionally raised fixed rate debt from the US and European capital markets and obtained bank facilities from the UK syndicated market. At September 30, 2002 the Company had a committed £100 million syndicated bank facility with a maturity of April 2006 provided by a group of high quality international banks. The purpose of the facility is to maintain the focus on the Company of a core group of relationship banks.

        In connection with the sale of Technicolor to Thomson on March 16, 2001 the Company received bonds carrying entitlement to 15.5 million new Thomson shares. Following maturity of these bonds in March 2002 the Company became a 5.52% shareholder in Thomson. Thomson shares are publicly traded on the French stock exchange. In November 2001 the Company announced the issue of €638.6 million (£397.6 million) exchangeable bonds which at the latest will mature in 2007. The issue completed on January 4, 2002. The bonds carry a coupon of 2.25% per annum and have a fixed exchange price of €41.2. The bonds are exchangeable into 15.5 million Ordinary shares in Thomson representing the Company's underlying total equity interest in Thomson. The bonds are callable by the Company from July 2003 under certain conditions and are puttable by investors at their option on January 4, 2005 at par.

Market Risk Sensitivity

        The Company uses financial instruments including fixed and variable rate debt as well as swap, forward and option contracts to finance its operations and to hedge interest rate and currency exposures. The Company only enters into derivative financial instruments to manage its underlying exposure. The information below summarises the Company's market risks associated with debt obligations and other significant financial instruments outstanding as of September 30, 2002. The information presented below should be read in conjunction with Note 23, Note 24 and Note 26 of Notes to Consolidated Financial Statements.

        The following table presents principal cash flows, presented in pound sterling equivalents, and related interest rates of interest rate sensitive financial instruments, including interest rate swaps and debt obligations, by fiscal year of maturity. For interest rate swaps, the table presents notional amounts and related interest rates by fiscal year of maturity. For these swaps, the weighted average variable rates presented are based on rates set at the balance sheet date.

        Tabular presentation of interest rate sensitive financial instruments, in sterling equivalents, at September 30, 2002:

			Expected to mature before September 30,
	Total 2001	Fair Value 2001	2003	2004	2005	2006	2007	There- after	Total 2002	Fair Value 2002
	(in millions)
Cash (floating rates)	£458.5	£458.5	£552.9						£552.9	£552.9
	4.79%		3.66%						3.66%
Loan Notes (floating rates)	206.5	206.5	32.8						32.8	32.8
	3.58%		1.98%						1.98%
Long-Term Debt
Fixed Rate (£)	446.5	442.1					198.9	248.1	447.0	375.1
Average interest rate	6.51%						7.63%	5.63%	6.51%
Fixed Rate (US$)	101.3	101.4						91.3	91.3	49.6
Average interest rate	7.90%							8.00%	8.00%
Fixed Rate (€)	5.7	5.6	5.7		395.3				401.0	342.3
Average interest rate	4.23%		4.23%		2.25%				2.28%
Fixed Rate (Yen)	34.3	34.6							—	—
Average interest rate	0.20%								—
Floating Rate (€)	95.3	92.4	29.3						29.3	28.2
Average interest rate	4.48%		3.55%						3.55%
Floating Rate (Yen)	29.0	28.7				11.5			11.5	8.7
Average interest rate	0.25%					0.37%			0.37%
Other (floating rates)	253.0	253.0	1.1	1.4	1.4	1.5	1.5	25.7	32.6	32.6
Interest Rate Swaps(1)
Principal (£)	446.5	6.8					198.9	248.1	447.0	10.9
Variable rate payable(2)	4.43%						3.22%	2.89%	3.04%
Fixed rate receivable	6.51%						7.63%	5.63%	6.51%
Principal (Yen)	34.3	(0.5)				11.5			11.5	(1.1)
Variable rate payable(3)	5.34%					4.43%			4.43%
Variable rate receivable	0.20%					0.37%			0.37%
Principal (Yen)	29.0	(0.6)							—	—
Variable rate payable	5.24%								—
Variable rate receivable	0.25%								—
Principal (€)	95.3	(2.5)	29.3						29.3	(1.1)
Variable rate payable(4)	5.24%		4.47%						4.47%
Variable rate receivable	4.48%		3.55%						3.55%
Principal (€)	5.7	(0.1)	5.7		395.3				401.0	11.9
Variable rate payable(5)	5.19%		4.24%		1.19%				1.23%
Fixed rate receivable	4.23%		4.23%		2.25%				2.28%
Principal (US$)	101.3	(7.0)						91.3	91.3	(7.2)
Variable rate payable(6)	7.18%							4.48%	4.48%
Fixed rate receivable	7.90%							8.00%	8.00%

(1)
At September 30, 2002 the fair value of the interest rate swaps represented the benefit/(cost) that the Company would have incurred if it cancelled the swaps on that date. The receivable leg of all swaps matches the underlying bond
(2)
Variable rate calculated at six month dollar LIBOR + 0.75% for 2007 maturity (payable in £) and six month dollar LIBOR + 1.075% for thereafter maturity (payable in £)
(3)
Variable rate calculated at six month £ LIBOR + 0.48%
(4)
Variable rate calculated at six month £ LIBOR + 0.4%
(5)
Variable rate calculated at six month £ LIBOR + 0.19% for 2003 maturity and one month £ LIBOR – 2.81% for 2005 maturity
(6)
Variable rate calculated at three month dollar LIBOR + 2.65%

        Interest rate contracts entered into which are matched against the £200 million eurobond maturing in 2007 and the £250 million eurobond maturing in 2009 are described as follows. In June 2001 both bonds were swapped from their fixed rates of 7.625% and 5.625% respectively (commencing June 2001 for the £200 million bond and September 2001 for the £250 million bond) into 6 month dollar Libor plus 0.75% (but payable in sterling) subject to the knock-in, commencing from the bond coupon dates of June 2002 and March 2002 respectively, that if the 6 month dollar rate fixing is at or below 3.75% there is no net swap payment or receipt relating to that 6 month period only. In August 2001 both bonds were swapped for a period of 3 years commencing December 2001 and September 2001 respectively from 6 month dollar Libor plus 0.75% to 6 month dollar Libor plus 0.415% and 0.42% respectively set in arrears. In November 2001 the swap contracts were amended such that the 3.75% knock-ins were delayed by 6 months until December 2002 and September 2002 respectively. In exchange for this the bank was given the option (commencing from December 2004 and September 2004 respectively) to choose the floating rate cost to the Company of 6 month dollar Libor plus 0.75% or 6 month sterling Libor minus 0.1% either being set in advance or in arrears. In addition, with effect from June 2002 and March 2002 respectively, for any dollar rate settings in advance above 6.5% the Company will pay an additional 1% on the swap margin for that 6 month period only. In July 2002 the £250 million bond was swapped with effect from September 2002 from 5.625% if the 6 month dollar Libor rate fixing is at or below 3.75% or 6 month dollar Libor plus 0.75% (payable in sterling) if the 6 month dollar Libor rate fixing is above 3.75% to 6 month dollar Libor plus 1.075% plus a further potential additional margin (payable in sterling). Further potential additional margin arises to the extent that on a one for one basis the 1 year dollar swap rate observed on November 5, 2003 exceeds each of the strike levels of 4.0%, 4.5% and 5.0% on £125 million notional and to the extent that on a one for one basis the 1 year dollar swap rate observed on December 17, 2003 exceeds each of the strike levels of 3.8%, 4.05% and 4.25% on £125 million notional.

        The Company has issued loan notes totaling £46.5 million under its EMTN program that were held by third party investors at September 30, 2002. The notes have been issued in euros and Japanese yen and swapped back to sterling to give a financing cost ranging between 6 month sterling Libor plus 0.19% and 0.48%.

        In February 1999 the Company entered into a $150 million interest rate swap with a potential maturity of October 7, 2028. The principal terms of the swap were as follows. The Company receives a fixed rate of 8% to match the coupon payments on the $150 million X-CAPs. For the period up to October 7, 2003 the Company pays the greater of 7.25% or 3 month dollar Libor plus 0.25% (set in arrears or advance) or at the bank's option the greater of 7.25% or 3 month sterling Libor plus 0.25% (set in arrears or advance) on £91.9 million. For the period from October 7, 2003 to October 7, 2028 the Company pays the greater of 7.25% or 3 month dollar Libor plus 0.25% (set in arrears or advance). The bank has the option to terminate the swap at any time commencing October 7, 2003. In August 2002 the payment basis of the swap was amended (with effect from September 2002) to 3 month dollar Libor plus 2.65% set in arrears or in advance at the bank's option. In addition if the bank exercises it's option to terminate the swap it must pay the Company $6 million.

        In April 2002 the Company swapped (commencing with effect from May 2002) from its fixed rate cost of 2.25% under the €638.6 million exchangeable bond into a floating rate cost of 1 month sterling Libor minus 2.81% on a notional amount of £394.9 million until January 2005.

        The majority of the remaining floating rate borrowings relate to sale and leaseback of rights associated with program production bearing a blended interest rate of 5.83%.

Post September 30, 2002 significant transaction

        In January 2003 Carlton sold the interest rate swaps totalling £250 million that it had entered into in July 2002 for £21.0 million. Carlton retained the risk to potential additional margin which could arise under the swap. The amount of this potential liability (if anything) will be known with certainty on

November 5, 2003 and December 17, 2003 and will be settled with cash two days later. The benefit of the proceeds is being recognised in the profit and loss account over the life of the contract based upon the gain which would have been expected to arise under the swap at the date of sale if it had not been sold. Provision against the potential additional liability will be assessed at reporting period ends based upon implied forward interest rates.

Currencies

        The Company's operations are conducted in a number of different currencies. As a result, there is exposure to future cash flows due to changes in foreign currency exchange rates when transactions are denominated in currencies other than pounds sterling, which is the primary currency in which the Company conducts business. The decision to hedge is influenced by the size of the exposure, the certainty of it arising, the trading and market position of the subsidiary in the country in which the exposure arises and the current exchange rate. The table below presents the contractual amount and the related weighted average contract exchange rates for significant forward currency contracts outstanding as of September 30, 2002 and 2001. The Swiss franc contracts match known contractual commitments related to the Champions League Football contract. In addition, the Company's non-sterling denominated long-term debt obligations indicated in the table above are subject to foreign currency exchange rate movements.

	2002 Contract Amount (GBP £ equivalents in millions)	2002 Average Contractural Exchange Rate	2001 Contract Amount (GBP £ equivalents in millions)	2001 Average Contractural Exchange Rate
Receive USD/Pay GBP	£2.0	1.52	£2.8	1.54
Receive GBP/Pay USD	£3.6	1.40	£24.5	1.46
Receive CHF/Pay GBP	£28.6	2.09	£51.4	2.09
Receive USD/Pay EUR	£57.3	1.61	£0.8	0.99

        In addition to the forward contracts detailed in the table above the Company purchased at a cost of £11 million in May 2002 a currency call option giving it the right to purchase €425 million at a £/euro exchange rate of 1.5947 for value January 4, 2005. The contract locks in a known worst exchange rate for the purchase of euros to cover about two thirds of the Company's requirement for euros on that date should investors in the €638.6 million exchangeable bonds exercise their right under the bonds to be repaid at par. The cost of the call option is being written off on a straight line basis over its life (32 months) and to the extent that the written down value exceeds the fair market value further provision will be made. In 2002 £1.7 million of premium cost was written off.

Investment in cash

        The Company operates strict investment guidelines with respect to cash, with an emphasis on preservation of capital. Consequently, discretionary investments with a maturity greater than one year must be rated AA or better and discretionary investments with maturities of less than one year must be rated A1 or P1 by the major credit rating agencies. There are also conservative limits for individual counter-parties. During the 2002 fiscal year and at September 30, 2002, all cash was invested with maturities of less than one year mainly in Sterling.

Item 12—Description of Securities Other than Equity Securities

        Not applicable.

PART II

Item 13—Defaults, Dividend Arrearages and Delinquencies

        Not applicable.

Item 14—Material Modifications to the Rights of Security Holders and Use of Proceeds

        Not applicable.

Item 15—Controls and Procedures

        Under the supervision and with the participation of the Company's management, including the Company's Chairman and Group Finance Director, the Company has evaluated the effectiveness of the design and operation of its disclosure controls and procedures pursuant to Exchange Act Rule 13a-14(C) within 90 days of the filing date of this Annual Report. Based on that evaluation, the Chairman and Group Finance Director have concluded that these disclosure controls and procedures are effective.

        There were no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent of the date of their evaluation.

Item 16—Reserved

PART III

Item 17—Financial Statements

        Not applicable.

Item 18—Financial Statements

        The following financial statements and financial statement schedules together with the report of PricewaterhouseCoopers thereon are filed as part of this Annual Report. The financial statements have been prepared in accordance with UK GAAP. The financial statements include in Note 36 a summary of the differences arising in preparing the financial statements of the Company in UK and US GAAP. The financial statements' disclosures are based on those required in the UK, with additional disclosures required in the US given as required.

Report of Independent Accountants
Consolidated Income Statements
Consolidated Balance Sheets
Consolidated Statements of Cash Flows
Consolidated Statements of Changes in Shareholders' Equity
Statement of Total Recognized Gains and Losses
Reconciliation of Movements in Shareholders' Equity
Notes to Consolidated Financial Statements (including Note 36 of Notes to Consolidated Financial Statements—Summary of Differences between UK and US GAAP)

Note on ITV Digital Holdings Limited Financial Statements

        Pursuant to Rule 3-09 of Regulation S-X, under the Securities Exchange Act of 1934, the Company is required to include in this Annual Report, the consolidated financial statements of ITV Digital Holdings Limited ("ITV Digital Holdings") for the three fiscal years ended September 30, 2002. ITV Digital Holdings was the 50/50 joint venture with Granada plc ("Granada") to develop DTT in the UK.

        On March 27, 2002, ITV Digital plc and ITV Digital (Services) Limited, wholly-owned subsidiaries of ITV Digital Holdings, were placed into administration by their respective directors. On April 30, 2002 the administrators announced the closure of the businesses. On October 17, 2002, ITV Digital plc and ITV Digital (Services) Limited changed their names to ONdigital 1998 plc and ONdigital 1998 (Services) Limited respectively (collectively "ONdigital"). A liquidator for these two companies was appointed on October 18, 2002. As a result, executive control of both companies was assumed firstly by a court appointed independent administrator on March 27, 2002 and then by the liquidator on October 18, 2002.

        ONdigital 1998 plc and ONdigital 1998 (Services) Limited represent substantially all of the consolidated businesses of ITV Digital Holdings. The financial statements for ITV Digital Holdings, ONdigital 1998 plc and ONdigital 1998 (Services) Limited for the periods ended September 30, 2001 and 2002 had not been prepared prior to ONdigital 1998 plc and ONdigital 1998 (Services) Limited entering administration. In accordance with usual practice in the UK, no financial statements have been drawn up for these companies since they went into administration. Consequently consolidated financial statements of ITV Digital Holdings can no longer be prepared.

        The Company has attached the consolidated financial statements of ITV Digital Holdings, under its former name of ONdigital Holdings Limited, for latest periods possible being the fiscal years up to September 30, 2000.

Item 19—Exhibits

        The following exhibits are filed as part of, or furnished with, this annual report:

*1	The Memorandum and Articles of Association
**2.1	First supplemental Trust Deed constituting £250,000,000 5.625% Bonds due 2009
**2.2	Trust Deed constituting €638,600,000 2.25% Exchangeable Bonds due 2007
**2.3	First Supplemental Trust Deed modifying and restating the provisions of the Trust Deed dated March 2, 2001 relating to the £1,000,000,000 Euro Medium Term Note Program
*4.1	The agreement for the sale and purchase of Technicolor
*4.2	The sale and purchase agreement for HTV and 20% of Meridian
*4.3	ONdigital joint venture agreement
***4.4	Merger Agreement between Granada plc and Carlton Communications Plc
*4.5	Carlton Equity Participation Plan
*4.6	Carlton Long Term Incentive Share Plan
*4.7	Carlton Deferred Annual Bonus Share Plan
**4.8	Service Contract—G M Murphy
**4.9	Service Contract—P C Murray
8	Subsidiaries

*
Incorporated by reference to the Annual Report on Form 20-F of Carlton Communications Plc for the year ended September 30, 2000.
**
Incorporated by reference to the Annual Report on Form 20-F of Carlton Communications Plc for the year ended September 30, 2001.
***
Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

        The total amount of long-term debt securities of the registrant and its subsidiaries under any instrument other than those listed above does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis. The Company agrees to furnish copies of any or all such instruments to the Securities and Exchange Commission on request.

SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARLTON COMMUNICATIONS PLC (Registrant)
	By: Name: Title:	/s/ PAUL MURRAY Paul Murray Group Finance Director
Date: March 27, 2003

CERTIFICATIONS

        I, Michael Green, certify that:

1.
I have reviewed this Annual Report on Form 20-F of Carlton Communications Plc ("Carlton");

2.
based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3.
based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of Carlton as of, and for, the periods presented in this Annual Report;

4.
the Group Finance Director and I are responsible for establishing and maintaining Carlton's "disclosure controls and procedures" (as defined in Exchange Act Rules 13a-14 and 15d-14) and have:

(a)
designed such disclosure controls and procedures to ensure that material information relating to Carlton, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

(b)
evaluated the effectiveness of Carlton's disclosure controls and procedures as of a date within 90 days before the filing date of this Annual Report (the "Evaluation Date"); and

(c)
presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The Group Finance Director and I have disclosed, based on our most recent evaluation, to Carlton's auditors and the audit committee of Carlton's board of directors:

(a)
all significant deficiencies in the design or operation of internal controls that could adversely affect Carlton's ability to record, process, summarize and report financial data and have identified for Carlton's auditors any material weaknesses in internal controls; and

(b)
any fraud, whether or not material, that involves management or other employees with a significant role in Carlton's internal controls; and

6.
The Group Finance Director and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

	By: Name: Title:	/s/ MICHAEL GREEN Michael Green Chairman
Date: March 27, 2003

        I, Paul Murray, certify that:

1.
I have reviewed this Annual Report on Form 20-F of Carlton Communications Plc ("Carlton");

2.
based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3.
based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of Carlton as of, and for, the periods presented in this Annual Report;

4.
The Chairman and I are responsible for establishing and maintaining Carlton's "disclosure controls and procedures" (as defined in Exchange Act Rules 13a-14 and 15d-14) and have:

(a)
designed such disclosure controls and procedures to ensure that material information relating to Carlton, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

(b)
evaluated the effectiveness of Carlton's disclosure controls and procedures as of a date within 90 days before the filing date of this Annual Report (the "Evaluation Date"); and

(c)
presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The Chairman and I have disclosed, based on our most recent evaluation, to Carlton's auditors and the audit committee of Carlton's board of directors:

(a)
all significant deficiencies in the design or operation of internal controls that could adversely affect Carlton's ability to record, process, summarize and report financial data and have identified for Carlton's auditors any material weaknesses in internal controls; and

(b)
any fraud, whether or not material, that involves management or other employees with a significant role in Carlton's internal controls; and

6.
The Chairman and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

	By: Name: Title:	/s/ PAUL MURRAY Paul Murray Group Finance Director
Date: March 27, 2003

REPORT OF INDEPENDENT ACCOUNTANTS

To the Members of Carlton Communications Plc

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, total recognized gains and losses, cash flows and changes in shareholders' equity present fairly, in all material respects, the financial position of Carlton Communications Plc and its subsidiaries at September 30, 2002, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2002 in conformity with accounting principles generally accepted in the United Kingdom. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

        Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income, in British pounds, for each of the three years in the period ended September 30, 2002 and the determination of consolidated shareholders' equity, as restated, and consolidated financial position, also expressed in British pounds, at September 30, 2002, 2001 and 2000 to the extent summarized in Note 36 to the consolidated financial statements.

PRICEWATERHOUSECOOPERS
 Chartered Accountants and Registered Auditors
London, England
November 26, 2002

CARLTON COMMUNICATIONS PLC AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

		Year ended September 30,
	Notes	2002		2001		2000
		(in millions, except per share data)
Total net sales		£1,072.8		£1,702.6		£2,126.5
Less: share of joint ventures		(108.2)		(101.1)		(63.7)

Net sales	4	964.6		1,601.5		2,062.8
Analyzed as:
Continuing operations		964.6		1,040.1		987.7
Discontinued operations		—		561.4		1,075.1

		964.6		1,601.5		2,062.8
Operating costs	5	911.4		1,495.5		1,801.7
Exceptional operating items	8	(4.8)		58.6		39.0

Operating income		58.0		47.4		222.1
Analyzed as:
Continuing operations		58.0		4.4		131.1
Discontinued operations		—		43.0		91.0

		58.0		47.4		222.1
Share of operating results of joint ventures and associates		(107.2)		(194.0)		(141.1)

		(49.2)		(146.6)		81.0
Profit/(loss) on sale of businesses		11.8		(227.0)		(304.3)
Loss on termination of businesses		(98.6)		—		—

Income/(loss) on ordinary activities before interest		(136.0)		(373.6)		(223.3)
Amounts written off investments	15	(8.2)		—		—
Net interest receivable/(payable)	9	(12.0)		(35.6)		(28.4)

Income/(loss) before taxes		(156.2)		(409.2)		(251.7)
Taxation on income	10	0.2		19.2		(25.7)

Net income/(loss)		£(156.0)		£(390.0)		£(277.4)

Per Ordinary Share:	12
Basic net income/(loss) attributable to holders of Ordinary Shares		(24.8)	p	(59.7)	p	(44.5)	p
Discontinued operations (income)/losses		26.8	p	51.6	p	53.1	p

Continuing operations pre-exceptional items		2.0	p	(8.1)	p	8.6	p
Exceptional items (income)/charges		(1.0)	p	7.5	p	1.7	p

Continuing operations post-exceptional items		1.0	p	(0.6)	p	10.3	p

Diluted net income/(loss) attributable to holders of Ordinary Shares		(24.8)	p	(59.7)	p	(42.6)	p
Discontinued operations (income)/losses		26.8	p	51.6	p	50.9	p

Continuing operations pre-exceptional items		2.0	p	(8.1)	p	8.3	p
Exceptional items (income)/charges		(1.0)	p	7.5	p	1.6	p

Diluted continuing operations post-exceptional items		1.0	p	(0.6)	p	9.9	p

See Notes to Consolidated Financial Statements.

CARLTON COMMUNICATIONS PLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		At September 30,
	Notes	2002	2001 (as restated)	2000 (as restated)
		(in milllions)
FIXED ASSETS
Intangible assets	13	£319.5	£343.9	£233.2
Property, plant and equipment	14	110.3	120.6	418.4
Investments in joint ventures
Share of gross assets		46.3	174.7	126.9
Share of gross liabilities		(43.9)	(534.4)	(287.9)
Loan to joint venture		18.9	418.4	194.5
Goodwill		58.2	36.6	—

	15	79.5	95.3	33.5
Investments in associated undertakings	15	6.1	0.4	19.8
Other investments	15	409.9	429.4	61.3

		495.5	525.1	114.6

		925.3	989.6	766.2

CURRENT ASSETS
Inventory	16	6.3	7.1	47.7
Program and film rights	17	178.5	187.4	171.6
Debtors: amounts falling due within one year	18	170.3	196.7	575.3
Debtors: amounts falling due after more than one year	18	17.6	19.9	95.2
Investments	19	40.6	214.8	8.4
Cash and other liquid funds	20	552.9	256.5	341.8

		966.2	882.4	1,240.0

CURRENT LIABILITIES
Creditors: amounts falling due within one year	21	401.6	486.9	893.3

NET CURRENT ASSETS		564.6	395.5	346.7

TOTAL ASSETS LESS CURRENT LIABILITIES		1,489.9	1,385.1	1,112.9

Loan	23	854.8	559.0	499.2
Convertible debt	24	91.3	97.8	97.2
Finance lease creditors	25	31.7	28.9	11.4
Other liabilities		30.5	33.3	45.5
PROVISIONS FOR LIABILITIES AND CHARGES	27	48.1	2.4	11.9

		1,056.4	721.4	665.2

NET ASSETS		£433.5	£663.7	£447.7

CAPITAL AND RESERVES
Called up share capital	28	£41.8	£41.8	£41.8
Share premium account		151.4	150.7	148.8
Other reserves		17.1	21.6	12.5
Profit and loss account		223.2	449.6	243.7

SHAREHOLDERS' FUNDS		433.5	663.7	446.8
MINORITY INTERESTS-EQUITY		—	—	0.9

		£433.5	£663.7	£447.7

Shareholders' funds attributable to:
Equity shareholders' funds (before goodwill)		£1,207.5	£1,437.7	£1,850.6
Cumulative goodwill written off directly to reserves		(937.6)	(937.6)	(1,567.6)

Equity shareholders' funds		269.9	500.1	283.0
Non-equity shareholders' funds		163.6	163.6	163.8

Total shareholders' funds		£433.5	£663.7	£446.8

See Notes to Consolidated Financial Statements.

CARLTON COMMUNICATIONS PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

			Year ended September 30,
	Notes		2002	2001	2000
			(in millions)
CASHFLOW FROM OPERATING ACTIVITIES	30	(a)	£269.4	£103.3	£353.5

Dividends received from associated undertakings			0.8	1.6	4.8
Returns on investments and servicing of finance	30	(b)	(28.5)	(43.0)	(47.6)
Taxation			4.2	3.1	(40.6)

CASHFLOW AFTER RETURNS ON INVESTMENTS, SERVICING OF FINANCE AND TAXATION			245.9	65.0	270.1
Capital expenditure and financial investment	30	(c)	(126.2)	(250.4)	(341.6)
Acquisitions	31		(7.8)	273.5	(90.1)
Equity dividends paid			(55.5)	(89.2)	(101.6)

CASH OUTFLOW BEFORE MANAGEMENT OF LIQUID RESOURCES AND FINANCING			56.4	(1.1)	(263.2)
Management of liquid resources	30	(e)	—	—	30.5
Financing	30	(d)	266.3	58.7	73.8

INCREASE/(DECREASE) IN CASH IN YEAR			£322.7	£57.6	£(158.9)

RECONCILIATION OF NET CASH TO MOVEMENTS IN NET FUNDS/(DEBT)
INCREASE/(DECREASE) IN CASH IN THE YEAR			£322.7	£57.6	£(158.9)
Cash (inflow)/outflow from (increase)/decrease in debt			(269.6)	(56.6)	(60.6)
Cash inflow from increase in liquid resources			—	—	(30.5)

Change in net debt resulting from cash flows			53.1	1.0	(250.0)
Debt acquired			—	—	(0.7)
Translation difference			(6.4)	2.6	(6.2)

Movement in net debt in the year			46.7	3.6	(256.9)
Opening net debt			(506.6)	(510.2)	(253.3)

CLOSING NET DEBT	30	(e)	£(459.9)	£(506.6)	£(510.2)

See Notes to Consolidated Financial Statements.

CARLTON COMMUNICATIONS PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Ordinary shares of 5p each	6.5p Preference shares of 5p each	5.5p Preference shares of 5p each	Ordinary shares of 5p each	6.5p Preference shares of 5p each	5.5p Preference shares of 5p each	Share Premium Account	Other Reserves	Profit and Loss Account	Total
	(in millions, except Share data)
Balance at September 30, 1999	617,677,201	164,603,838	176,636,934	££30.9	£8.2	£8.8	£129.5	£7.5	£325.6	£510.5

Net loss	—	—	—	—	—	—	—	—	(277.4)	(277.4)
Dividends	—	—	—	—	—	—	—	—	(123.5)	(123.5)
Issuance of Ordinary shares:—Under share option plans (Note 29)	4,629,787	—	—	0.2	—	—	17.9	—	—	18.1
Conversion of 5.5p Preference shares	48,916,313	—	(176,636,934)	2.5	—	(8.8)	—	6.4	—	0.1
Conversion of 6.5p Preference shares	241,997	(936,686)	—	—	—	—	—	—	—	—
Contribution to Carlton Qualifying Employee Share Trust	—	—	—	—	—	—	—	—	(1.3)	(1.3)
Amortization of 5.5p Preference share premium over redemption price	—	—	—	—	—	—	—	—	(2.7)	(2.7)
Currency translation	—	—	—	—	—	—	—	—	23.0	23.0
Goodwill reinstated on sale of business	—	—	—	—	—	—	—	—	300.0	300.0
Contingent future share issues	—	—	—	—	—	—	1.4	(1.4)	—	—

Balance at September 30, 2000	671,465,298	163,667,152	—	£33.6	£8.2	£—	£148.8	£12.5	£243.7	£446.8

Net loss	—	—	—	—	—	—	—	—	(390.0)	(390.0)
Dividends	—	—	—	—	—	—	—	—	(66.1)	(66.1)
Issuance of Ordinary shares:—Under share option plans (Note 29)	243,693	—	—	—	—	—	1.6	—	—	1.6
Conversion of 6.5p Preference shares	15,845	(61,378)	—	—	—	—	—	—	—	—
Currency translation	—	—	—	—	—	—	—	—	14.7	14.7
Goodwill reinstated on sale of business	—	—	—	—	—	—	—	—	647.3	647.3
Contingent future share issues	49,603	—	—	—	—	—	0.3	(0.3)	—	—
Other reserve adjustments	—	—	—	—	—	—	—	9.4	—	9.4

Balance at September 30, 2001	671,774,439	163,605,774	—	£33.6	£8.2	£—	£150.7	£21.6	£449.6	£663.7

Net loss	—	—	—	—	—	—	—	—	(156.0)	(156.0)
Dividends	—	—	—	—	—	—	—	—	(66.0)	(66.0)
Conversion of 6.5p Preference shares	10,564	(40,913)	—	—	—	—	—	—	—	—
Currency translation	—	—	—	—	—	—	—	—	(7.3)	(7.3)
Contingent future share issues	166,683	—	—	—	—	—	0.7	(1.6)	—	(0.9)
Other reserve adjustments	—	—	—	—	—	—	—	(2.9)	2.9	—

Balance at September 30, 2002	671,951,686	163,564,861	—	£33.6	£8.2	£—	£151.4	£17.1	£223.2	£433.5

See Notes to Consolidated Financial Statements.

CARLTON COMMUNICATIONS PLC AND SUBSIDIARIES

STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES

	Year ended September 30,
	2002	2001	2000
	(in millions)
Net income	£(156.0)	£(390.0)	£(277.4)
Exchange differences on foreign currency net investments	(7.3)	14.7	23.0
Gain on sale of Meridian	—	9.2	—

Total recognized gains and losses in the year	£(163.3)	£(366.1)	£(254.4)

The exchange differences on foreign currency net investments in 2002 are shown after a £0.5 million tax credit (2001: £4.4 million charge, 2000: £6.9 million charge).

The gain on sale of Meridian is shown after a £22.0 million tax charge.

Historical cost profits were not materially different from those reported on F-2.

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' EQUITY

	Year ended September 30,
	2002	2001	2000
	(in millions)
Net income	£(156.0)	£(390.0)	£(277.4)
Dividends	(66.0)	(66.1)	(123.5)

	(222.0)	(456.1)	(400.9)
Amortization of 5.5p Preference share premium over redemption price	—	—	(2.7)
Exchange differences on foreign currency net investments	(7.3)	14.7	23.0
New share capital issued	0.7	1.6	13.2
Other reserve adjustments	(1.6)	9.4	3.7
Goodwill reinstated in respect of the disposal of businesses	—	647.3	300.0

Net addition to shareholders' equity for the year	(230.2)	216.9	(63.7)
Shareholders' equity at beginning of year	663.7	446.8	510.5

Shareholders' equity at end of year	£433.5	£663.7	£446.8

        The cumulative foreign exchange adjustment, which decreased shareholders' equity at September 30, 2002, was £10.1 million (2001: £2.8 million, 2000: £17.5 million). Exchange differences on foreign currency net investment in 2002 are net of the movement on foreign currency borrowings and balance sheet hedging of £1.9 million loss (2001: £4.8 million gain, 2000: £14.5 million gain) and also net of the taxation effects on balance sheet hedging instruments. Net income in 2002 is stated after a foreign exchange gain of £5.4 million.

See Notes to Consolidated Financial Statements.

CARLTON COMMUNICATIONS PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Accounting Policies

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant accounting policies used in the preparation in accordance with UK GAAP of the consolidated financial statements of Carlton Communications Plc and subsidiaries (the "Company") are set forth below.

a)    Basis of Preparation

        The accounts are prepared under the historical cost convention, modified to include the revaluation of certain investments, and in accordance with the applicable financial reporting and accounting standards.

        The Group has re-assessed the appropriateness of its accounting policies as prescribed in FRS18.

        Since the previous year end FRS19—Deferred Taxation has been adopted. This standard addresses the recognition, on a full provision basis, of deferred tax assets and liabilities arising from timing differences between the recognition of gains and losses in the financial statements and their recognition in tax computations. The change in accounting policy has not given rise to any prior year adjustment.

b)    Consolidation and Goodwill

        The consolidated financial statements incorporate the accounts of the Company's subsidiary undertakings prepared to September 30, 2002. Subsidiaries are consolidated where the Company is able to exert control over the operations of the subsidiary company.

        Goodwill arising on acquisitions is capitalized as an intangible asset and is amortized on a straight line basis over estimated useful economic lives ranging between 10 and 20 years. Companies acquired have been accounted for as acquisitions. Prior to September 30, 1998 goodwill, whether purchased or arising on consolidation, was written off against reserves in the year it arose.

(c)  Impairment

        Impairment reviews are carried out to ensure that goodwill is not carried above its recoverable amount. Any amortization or impairment write-downs are charged to the profit and loss account.

        Goodwill is reviewed for impairment on the occurrence of any event or change in circumstances indicating that there has been a decline in the carrying value or change in useful life.

(d)  Investments

        Associates and joint ventures are accounted for in the Group's accounts under the equity method of accounting, as adjusted, where material to conform to the Group's accounting policies. Other fixed asset investments are stated at cost less amounts written off in respect of any permanent diminution in value.

        Current asset investments are held at the lower of cost or net realizable value, or where appropriate, under the alternative accounting rules, at a directors' valuation.

(e)  Foreign Currencies

        Foreign currency debtors and creditors covered by forward currency contracts are translated at the contract rates of exchange; other foreign currency denominated assets and liabilities are translated at closing rates of exchange. Gains and losses are taken to the profit and loss account, except that exchange differences on foreign currency net borrowings to finance foreign currency net investments are taken to reserves.

        Trading results of overseas subsidiaries are translated at weighted average rates of exchange. Differences resulting from the re-translation of opening net assets and results for the year at closing rates are taken to reserves.

(f)    Borrowings and Finance Lease Creditors

        Borrowings are carried at their nominal value with any premium or discount on issue, any pre-issue hedging costs, and any other associated fees offset against the carrying value of the borrowing. Such costs are written off to profit and loss account over the life of the borrowing if it is dated. The capital element of finance lease creditors is recorded as a liability, with lease rentals split between capital and interest elements. The capital element is applied to reduce the outstanding liability and the interest element is charged against profit.

(g)  Net Sales

        Net sales, which excludes value added tax and sales between Group companies, represents the value of products and services sold. More particularly, key classes of revenue are recognized as follows:

        Advertising—on transmission.
Program production—on delivery.
Production and film rights—the point that the right sold is available for exploitation.
Facilities—on provision of the service.
Product merchandising—on product delivery.

(h)  Intangible Assets

        Libraries acquired are valued at fair value on acquisition on the basis of projected cash flows and written off in equal annual installments over the estimated economic life of the assets over a period of up to 40 years. The useful economic life has been adopted in view of the classical and ongoing appeal of the library titles. All other research, development and marketing expenditure is written off as incurred, with the exception of certain program development expenditure (see point (k) below).

(i)    Property, Plant and Equipment

        Tangible fixed assets are stated at historical cost less accumulated depreciation and any provision for impairment. Depreciation is generally provided by equal annual installments at the following rates:

Freehold property excluding land	2%-4%
Leasehold property	period of lease
Plant and equipment	10%-33%

        Depreciation is not charged on freehold land.

(j)    Inventory

        Inventory and work in progress are valued at the lower of cost or net realizable value.

(k)  Program Production and Development

        Programs in production and acquired programs are stated at the lower of cost and net realizable value. Program material is written off fully on first transmission, except for certain film rights, which are written off over a number of transmissions.

(l)    Liquid Financial Instruments

        Liquid financial instruments are stated at the lower of cost or market value. Interest and other income is recorded in the period in which it arises.

(m)  Pensions

        The Group maintains a number of defined benefit and defined contribution pension schemes in the UK. The costs of defined benefit schemes are determined by external actuaries and charged against profits each year under SSAP24. The costs of defined contribution schemes are charged against profits in the year in which they are incurred.

(n)  Deferred Taxation

        Full provision is made for deferred tax liabilities arising from timing differences in respect of transactions or events that result in an obligation to pay tax in the future, that have originated but not reversed by the balance sheet date. A deferred tax asset is not recognized to the extent that recoverability is uncertain. Deferred tax liabilities and assets which are recognized are not discounted.

        To the extent that, at the balance sheet date, dividends from overseas undertakings have been accrued as receivable or an overseas undertaking has entered into a binding agreement for the future distribution of its past earnings, appropriate amounts are provided.

(o)  Operating Leases

        The rental costs arising from operating leases are charged to the profit and loss account in the year in which they are incurred.

(p)  Derivatives and other Financial Instruments

        The Group uses a limited number of derivative financial instruments to hedge its exposure to fluctuations in interest and foreign exchange rates.

        The Group does not hold or issue derivative instruments for speculative purposes.

        Interest rate swap and option agreements are used to manage the interest basis of borrowings. Interest receipts and payments under these agreements are accrued so as to match the net income or cost with the related finance expense. No amounts are recognized in respect of future periods. Gains and losses on early termination of interest rate swaps or on repayment of the borrowing are spread over the life of the original contract or borrowing.

(q)  Advertising costs

        The Company incurs advertising costs in relation to the ITV Network schedule. All advertising expenses are written off as incurred.

Note 2—Analysis of Net Income

	Year ended September 30, 2002
	Continuing Operations	Discontinued Operations	Total
	(in millions)
Total net sales	£1,008.7	£64.1	£1,072.8
Less: share of joint ventures	(44.1)	(64.1)	(108.2)

Net sales	964.6	—	964.6
Operating costs	(911.4)	—	(911.4)
Exceptional operating items	4.8	—	4.8

Operating income/(loss)	58.0	—	58.0
Share of operating results from joint ventures	(0.4)	(99.1)	(99.5)
Joint ventures' amortization	(2.1)	—	(2.1)
Share of operating results from associates	(3.0)	(2.6)	(5.6)

	52.5	(101.7)	(49.2)
Loss on sale of businesses	—	(86.8)	(86.8)

Income/(loss) on ordinary activites before interest	52.5	(188.5)	(136.0)
Amounts written-off investments	(8.2)	—	(8.2)
Net interest receivable/(payable)	(12.0)	—	(12.0)

Income/(loss) on ordinary activities before taxes	32.3	(188.5)	(156.2)
Taxation on income	(8.6)	8.8	0.2

Net income/(loss)	£23.7	£(179.7)	£(156.0)

	Year ended September 30, 2001
	Continuing Operations	Discontinued Operations	Total
	(in millions)
Total net sales	£1,051.0	£651.6	£1,702.6
Less: share of joint ventures	(10.9)	(90.2)	(101.1)

Net sales	1,040.1	561.4	1,601.5
Operating costs	(983.3)	(512.2)	(1,495.5)
Exceptional operating charges	(52.4)	(6.2)	(58.6)

Operating income/(loss)	4.4	43.0	47.4
Share of operating results from joint ventures	0.4	(175.7)	(175.3)
Share of operating results from associates	(8.8)	(9.9)	(18.7)

	(4.0)	(142.6)	(146.6)
Loss on sale of businesses	—	(227.0)	(227.0)

Income/(loss) on ordinary activites before interest	(4.0)	(369.6)	(373.6)
Net interest receivable/(payable)	(35.6)	—	(35.6)

Income/(loss) on ordinary activities before taxes	(39.6)	(369.6)	(409.2)
Taxation on income	(3.9)	23.1	19.2

Net income/(loss)	£(43.5)	£(346.5)	£(390.0)

	Year ended September 30, 2000
	Continuing Operations	Discontinued Operations	Total
	(in millions)
Total net sales	£995.3	£1,131.2	£2,126.5
Less: share of joint ventures	(7.6)	(56.1)	(63.7)

Net sales	987.7	1,075.1	2,062.8
Operating costs	(845.5)	(956.2)	(1,801.7)
Exceptional operating charges	(11.1)	(27.9)	(39.0)

Operating income/(loss)	131.1	91.0	222.1
Share of operating results from joint ventures	1.4	(142.5)	(141.1)
Share of operating results from associates	—	—	—

	132.5	(51.5)	81.0
Loss on sale of businesses	—	(304.3)	(304.3)

Income/(loss) on ordinary activites before interest	132.5	(355.8)	(223.3)
Net interest receivable/(payable)	(28.4)	—	(28.4)

Income/(loss) on ordinary activities before taxes	104.1	(355.8)	(251.7)
Taxation on income	(37.6)	11.9	(25.7)

Net income/(loss)	£66.5	£(343.9)	£(277.4)

Note 3—Discontinued Operations

	Year ended September 30,
	2002	2001	2000
	(in millions)
ONdigital and ITV Sport Channel—discontinued trading	£(99.1)	£(175.7)	£(143.2)
Other digital media businesses:
Discontinued trading	(2.6)	(16.1)	—
Loss on sale of investments	(6.1)	—	—
Profit on sale of Technicolor	17.9	403.2	—
ONdigital and ITV Sport Channel—exceptional closure costs	(98.6)	—	—
Technicolor—discontinued trading	—	49.2	115.5
Quantel and SSL—discontinued trading	—	—	(23.8)
Loss on sale of Quantel and SSL	—	—	(4.3)
Goodwill written back on sale	—	(630.2)	(300.0)

Loss before tax	(188.5)	(369.6)	(355.8)

Tax credit	8.8	23.1	11.9

Loss after tax	£(179.7)	£(346.5)	£(343.9)

        Discontinued operations in 2002 include pre-closure results and closure cost provisions for ONdigital and ITV Sport Channel, pre-sale results and loss on disposal of other digital media businesses and further post-acquisition receipts from the disposal of Technicolor that was sold on March 16, 2001. In addition, discontinued operations in 2001 include the pre-sale results and disposal of Technicolor. The 2000 comparatives also include the Quantel and SSL operations that were sold in 2000.

Note 4—Divisional and Geographical Information

(i)    Divisional analysis

        In the view of the directors, following the disposal of Technicolor in 2001, Carlton has only one continuing business segment in accordance with UK GAAP, which includes interests in broadcasting, content and cinema screen advertising.

(ii)  Geographical analysis by destination

	Net Sales			Operating Income
	Year ended September 30,			Year ended September 30,
	2002	2001	2000	2002	2001	2000
	(in millions)			(in millions)
United Kingdom	£918.3	£962.1	£925.5	£48.5	£49.8	£133.8
United States	17.0	43.2	29.4	0.2	4.0	4.1
Europe	18.8	22.7	21.1	3.4	1.3	2.4
Japan and other	10.5	12.1	11.7	1.1	1.7	1.9

	964.6	1,040.1	987.7	53.2	56.8	142.2
Exceptional items—UK	—	—	—	4.8	(52.4)	(11.1)
Discontinued operations	—	561.4	1,075.1	—	43.0	91.0

Total	£964.6	£1,601.5	£2,062.8	£58.0	£47.4	£222.1

(iii) Geographical analysis by origin

	Net Sales			Operating Income
	Year ended September 30,			Year ended September 30,
	2002	2001	2000	2002	2001	2000
	(in millions)			(in millions)
United Kingdom and Europe	£956.1	£1,007.0	£958.8	£54.9	£57.0	£137.8
United States	8.5	33.1	28.9	(1.7)	(0.2)	4.4

	964.6	1,040.1	987.7	53.2	56.8	142.2
Exceptional items—UK	—	—	—	4.8	(52.4)	(11.1)
Discontinued operations	—	561.4	1,075.1	—	43.0	91.0

Total	£964.6	£1,601.5	£2,062.8	£58.0	£47.4	£222.1

	Operating Net assets			Long-lived Assets
	Year ended September 30,			Year ended September 30,
	2002	2001	2000	2002	2001	2000
	(in millions)			(in millions)
United Kingdom and Europe	£480.8	£529.3	£347.9	£473.6	£521.6	£353.3
United States	(0.1)	20.9	76.5	41.8	38.6	1.6

	480.7	550.2	424.4	515.4	560.2	354.9
Discontinued operations	—	—	544.6	—	—	350.0

Total	£480.7	£550.2	£969.0	£515.4	£560.2	£704.9

Reconciliation of operating net assets to net assets

	Year ended September 30,
	2002	2001	2000
	(in millions)
Operating net assets	£480.7	£550.2	£969.0
Investments	536.1	739.6	127.4
Corporation tax	(88.5)	(83.5)	(59.5)
Deferred tax	(1.4)	(2.4)	(11.9)
Net borrowings	(459.9)	(506.6)	(510.2)
Proposed dividend	(33.5)	(33.6)	(67.1)

Net assets	£433.5	£663.7	£447.7

Note 5—Operating Costs

	Year ended September 30,
	2002	2001	2000
	(in millions)
Operating costs comprise:
Cost of sales	£697.9	£1,210.5	£1,479.2
Selling, general and administrative expenses	213.5	285.0	322.5

	£911.4	£1,495.5	£1,801.7

Selling, General and Administrative Expenses:
Auditors' remuneration	£0.6	£0.6	£1.0
Depreciation of property, plant and equipment	23.0	20.3	20.2
Distribution costs	77.7	92.0	101.7
Operating lease rentals	8.5	15.8	26.9
Finance lease charge	0.2	0.7	0.2
Annual television licence fees	26.0	19.9	17.4
Other selling, general and administrative expenses	77.5	135.7	155.1

	£213.5	£285.0	£322.5

        The Group employs PricewaterhouseCoopers on assignments additional to their statutory audit duties where their expertise and experience with the Group are important, principally for due diligence reporting on acquisitions and disposals. During the year PricewaterhouseCoopers earned fees for UK non-audit services totaling £1.2 million (2001: £0.9 million, 2000: £3.5 million).

Note 6—Employee Numbers and Remuneration

        The average number of persons employed by the Company during the year, including executive directors, was as follows:

	Year ended September 30,
	2002	2001	2000
	(in millions)
Production	1,818	5,887	9,488
Selling and distribution	589	1,877	3,271
Administration	593	1,301	1,313

	3,000	9,065	14,072

The number of employees at year end	2,787	3,257	14,572

Gross employee costs—all employees including executive directors:

	Year ended September 30,
	2002	2001	2000
	(in millions)
Aggregate gross wages and salaries paid to the Group's employees	£92.9	£222.5	£324.7
Employers' national insurance contributions	7.9	19.1	27.1
Employers' pension contributions	8.0	2.8	7.3

Total direct costs of employment	£108.8	£244.4	£359.1

Note 7—Pension Costs

(i)    Pension costs under SSAP 24

        The Company operates a number of defined benefit and defined contribution pension schemes in its principal locations. Pension costs for the defined benefit schemes are assessed in accordance with actuarial advice and are charged to the profit and loss account so as to recognize the cost over the working lifetime of the employees. Actuarial valuations of these schemes have been carried out by independent actuaries in accordance with local legislative requirements. The accounting and funding policies differ to the extent that funding valuations may be based on more conservative assumptions and surpluses and deficits may be recognized more quickly for funding purposes. Details of the assumptions and methods used, for accounting purposes, for the main schemes are set out below.

			Valuation of Assets			Value of Fund Assets/ Accrued Benefits
Pension Fund	Latest Full Actuarial Valuation				Spreading Method
			Actuarial	Market
			(in millions)
Carlton Group	1 July 2001		£105.7	£105.7	Level % pay	93.5%
Central	31 March 2002	*	£247.5	£247.5	Straight line	96.0%
HTV	1 August 2000		£108.6	£108.6	Level % pay	109.0%

Pension Fund	Valuation Method Adopted	Average Investment Rate of Return	Average Salary Increases	Average Pension Increases
Carlton Group	Projected Unit	6.0%	4.0%	2.5-3%
Central	Attained age	5.7-6.7%	3.8%	3.6%
HTV	Attained age	5.5%-6.5%	4.8%	2.8%

*
In view of the difficult market conditions, the triennial valuation of the Central scheme was brought forward. The figures above are based on the draft valuation which was approved by the Trustees on December 17, 2002. In accordance with SSAP24, the charge against profits in 2002 reflects the proposed increase in contributions from April 1, 2002 to eliminate the scheme's current deficit.

        The net pension cost of the defined benefit schemes was £7.6 million (2001: £2.3 million, 2000: £2.5 million). The net pension cost of the defined contribution schemes was £0.4 million (2001: £0.5 million, 2000: £4.8 million). At September 30, 2002 accrued pension costs were £4.6 million (2001: £1.4 million, 2000: £4.4 million).

(ii)  Pension costs under FRS 17 transitional arrangements

        Under the transitional requirements of FRS 17, "Retirement Benefits", the impact that the new accounting standard would have had on the accounts, had it been adopted in the year is disclosed below. The full actuarial valuations as shown in Note 7(i) have been updated to September 30, 2002 by qualified independent actuaries in accordance with FRS 17.

        The major assumptions used by these actuaries were:

	At September 30,
	2002	2001
Discount rate	5.5%	6.0%
Retail price index	2.25%	2.5%
Salary increases	3.75%	4.0%
Pension increases	2.25%-3.0%	2.5%-3.0%

        The following amounts at September 30, 2002 and 2001 were measured in accordance with the requirements of FRS 17:

	At September 30,
	2002	2001
	(in millions)
Total market value of assets	£357.1	£394.9
Present value of scheme liabilities	(480.6)	(414.7)

Deficit in the schemes	(123.5)	(19.8)
Related deferred tax asset	37.1	5.9

Net pension liability	£(86.4)	£(13.9)

        The assets in the scheme and expected rate of return as at September 30, 2002 and 2001 were:

	At September 30, 2002		At September 30, 2001
	Long-term rate of return	Total	Long-term rate of return	Total
	(in millions)		(in millions)
Equity	8.5%	£200.2	8.0%	£248.6
Corporate bonds	5.2%	40.3	6.0%	30.6
Gilts	4.5%	105.4	5.0%	100.3
Property	8.5%	4.3	8.0%	4.4
Other	4.0%	6.9	5.0%	11.0

		£357.1		£394.9

        If these amounts had been recognized in the financial statements, the Group's net assets and profit and loss account at September 30, 2002 and 2001 would have been as follows:

	At September 30,
	2002	2001
	(in millions)
Net assets excluding SSAP 24 pension liability	£438.1	£665.1
FRS 17 pension liability	(86.4)	(13.9)

Net assets including FRS 17 pension liability	£351.7	£651.2

Profit and loss account excluding SSAP 24 pension liability	£227.8	£451.0
FRS 17 pension reserve	(86.4)	(13.9)

Profit and loss account including FRS 17 pension reserve	£141.4	£437.1

Movement in surplus/(deficit) during the year:

	Year ended September 30,
	2002	2001
	(in millions)
Surplus/(deficit) in schemes at beginning of year	£(19.8)	£72.4
Acquisition of HTV	—	14.0
Total charge to operating profit	(7.2)	(10.0)
Contributions	4.9	4.6
Other finance income	2.7	12.8
Actuarial loss	(104.1)	(113.6)

Deficit in schemes at end of year (pre-tax)	£(123.5)	£(19.8)

Note 8—Exceptional items

        In 2002 there were exceptional reorganization and restructuring costs of £2.8 million, asset write-downs of £7.1 million and a goodwill impairment of £3.9 million offset by £18.6 million of litigation net income. A tax credit of £2.0 million arises on these items.

        In 2001 there were exceptional reorganization and restructuring costs of £58.6 million, mainly relating to digital business closures and downsizing. A tax credit of £2.1 million arose on these items.

        In 2000 there were exceptional costs of £11.1 million relating to an abortive merger and exceptional costs shown in discontinued operations of £27.9 million, which primarily related to restructuring.

Note 9—Net Interest (Payable)/Receivable

	Year ended September 30,
	2002	2001 (as restated)	2000 (as restated)
	(in millions)
Interest receivable and similar income:
Bank deposits	£18.7	£5.1	£15.3
Loan notes	4.0	5.8	—
Interest receivable on funding to joint ventures and associates	2.5	3.0	0.2

	25.2	13.9	15.5
Interest payable and similar charges:
Bank loans and overdrafts	(2.7)	(6.9)	(7.0)
Loan notes	(6.0)	(3.7)	(0.1)
Other loans	(24.9)	(33.9)	(34.7)
Interest payable on finance leases	(0.2)	(0.7)	(0.2)
Amortization of fees and foreign exchange	(0.7)	(1.6)	(1.1)
Other	(0.2)	0.3	0.2
Share of joint ventures' and associates' interest payable	(2.5)	(3.0)	(1.0)

	(37.2)	(49.5)	(43.9)

Net interest payable	£(12.0)	£(35.6)	£(28.4)

        £14.4 million of interest in 2002 relating to ONdigital and ITV Sport Channel has not been shown in joint ventures' payable or group interest receivable due to the closure of these businesses. The 2001 and 2000 comparatives, for interest receivable and interest payable have been restated by £22.1 million and £8.8 million accordingly.

Note 10—Taxes on Income

	Year ended September 30,
	2002	2001	2000
	(in millions)
UK corporation tax (based on income before taxes and minority interests for the fiscal year at the applicable statutory rate of 30.0% in 2002, 30.0% in 2001 and 30.0% in 2000).	£(0.6)	£10.8	£(7.6)
Overseas taxes:
US federal	—	4.0	(4.3)
US state	(0.1)	(0.7)	(1.9)
Other countries	(0.7)	(1.1)	(8.8)
Deferred taxes:
UK	1.0	3.9	1.0
US federal	—	1.2	—
US state	—	0.4	(0.7)
Other countries	—	1.0	(0.9)
Share of associated companies' taxation	0.6	(0.3)	(2.5)

Tax (charge)/credit for the fiscal year	£0.2	£19.2	£(25.7)

        The above charges reconcile as follows with the applicable statutory UK corporation tax rates:

	Year ended September 30,
	2002	2001	2000
	(in millions)
Tax on income before taxes and minority interests at applicable UK statutory rates	£(46.8)	£(122.8)	£(72.6)
Tax (charge)/credit in financial statements	0.2	19.2	(25.7)

Difference	£(46.6)	£(103.6)	£(98.3)

Permanent differences	£(43.6)	£(71.9)	£(96.3)
Differences between UK and overseas standard tax rates	0.6	—	(3.1)
Other	(3.6)	(31.7)	1.1

	£(46.6)	£(103.6)	£(98.3)

        Sources of deferred tax are as follows:

	Year ended September 30,
	2002	2001	2000
	(in millions)
Short term timing differences:
Estimated costs	£(0.7)	£1.0	£(7.9)
Other	—	—	2.8
Depreciation	1.1	8.0	7.0
Other timing differences:
Pension contributions	0.5	—	0.3
Intangibles	0.1	0.4	—
Other	—	0.1	(1.3)

	£1.0	£9.5	£0.9

        The geographic distribution of income before taxes is as follows:

	Year ended September 30,
	2002	2001	2000
	(in millions)
United Kingdom	£37.8	£(39.4)	£99.7
Overseas	(5.5)	(0.2)	4.4
Discontinued operations	(188.5)	(369.6)	(355.8)

	£(156.2)	£(409.2)	£(251.7)

Note 11—Dividends

	Year ended September 30,
	2002		2001		2000
	(in millions)
Interim dividend	£22.0		£22.0		£45.4
Final dividend	33.5		33.6		67.1

Ordinary share dividends	55.5		55.6		112.5

Dividend paid on 6.5p Preference shares	10.5		10.5		10.7
Dividends paid and payable on 5.5p Preference shares	—		—		3.0
Amortization of the 5.5p Preference share premium over redemption price	—		—		(2.7)

Preference dividends	10.5		10.5		11.0

	£66.0		£66.1		£123.5

Per Ordinary share:
Interim dividend	3.275	p	3.275	p	6.55	p
Final dividend	5.00	p	5.00	p	10.00	p

	8.275	p	8.275	p	16.55	p

Note 12—Earnings per Share

	Year ended September 30,
	2002	2001	2000
	(in pence)
Per American Depositary Share:
Net loss attributable to holders of ADS	(124.0)	(298.5)	(222.7)
Discontinued operations	134.0	258.0	265.6

Continuing operations pre-exceptional items	10.0	(40.5)	42.9
Exceptional items	(5.0)	37.5	8.6

Continuing operations income/(loss) pre-exceptional items	5.0	(3.0)	51.5

Diluted net income attributable to holders of ADS	(124.0)	(298.5)	(213.0)
Discontinued operations	134.0	258.0	254.5

Continuing operations pre-exceptional items	10.0	(40.5)	41.5
Exceptional items	(5.0)	37.5	8.0

Diluted continuing operations income/(loss) pre-exceptional items	5.0	(3.0)	49.5

        Earnings per ADS information presented has been derived by multiplying the respective earnings per Ordinary share figure by five to reflect the adjusted basis of issuance of ADSs (one ADS representing five Ordinary shares).

        Continuing operations pre-exceptionals earnings per share has been provided to illustrate the underlying performance of the Company before exceptional items.

        The reconciliation of basic earnings per share to diluted earnings per share for each of the years ended September 30, 2002, 2001 and 2000 is set out in the tables below. There is no difference between basic and diluted earnings per share under UK GAAP in 2002 and 2001 due to the loss from continuing operations in these years.

	Earnings	Weighted Average Number of Shares	Per Share Amount
	(millions)	(millions)	(pence)
Year ended September 30, 2002
Loss attributable to Ordinary shareholders	£(156.0)
Preference dividends net of amortization	(10.5)

Net loss attributable to Ordinary shareholders	(166.5)	670.7	(24.8)

Effect of dilutive securities
Options	—	—
Other	—	0.2

Diluted net loss	£(166.5)	670.9	(24.8)

Net loss attributable to Ordinary shareholders	£(166.5)	670.7	(24.8)
Discontinued operations	179.7		26.8

Continuing operations post-exceptional items	13.2		2.0
Exceptional items	(6.8)		(1.0)

Continuing operations pre-exceptional items	£6.4	670.7	1.0

	Earnings	Weighted Average Number of Shares	Per Share Amount
	(millions)	(millions)	(pence)
Year ended September 30, 2001
Loss attributable to Ordinary shareholders	£(390.0)
Preference dividends net of amortization	(10.5)

Net loss attributable to Ordinary shareholders	(400.5)	670.0	(59.7)

Effect of dilutive securities
Options	—	0.8
Other	—	1.0

Diluted net loss	£(400.5)	671.8	(59.7)

Net loss attributable to Ordinary shareholders	£(400.5)	670.0	(59.7)
Discontinued operations	346.5		51.6

Continuing operations post-exceptional items	(54.0)		(8.1)
Exceptional items	50.3		7.5

Continuing operations pre-exceptional items	£(3.7)	670.0	(0.6)

	Earnings	Weighted Average Number of Shares	Per Share Amount
	(millions)	(millions)	(pence)
Year ended September 30, 2000
Loss attributable to Ordinary shareholders	£(277.4)
Preference dividends net of amortization	(11.0)

Net loss attributable to Ordinary shareholders	(288.4)	647.5	(44.5)

Effect of dilutive securities
Options	—	5.5
5.5p Convertible Preference shares	0.3	22.3
Other	—	1.0

Diluted net loss	£(288.1)	676.3	(42.6)

Basic net loss attributable to Ordinary shareholders	£(288.4)	647.5	(44.5)
Discontinued operations	343.9		53.1

Continuing operations post-exceptional items	55.5		8.6
Exceptional items	11.0		1.7

Continuing operations pre-exceptional items	£66.5	647.5	10.3

Diluted net loss attributable to Ordinary shareholders	£(288.1)	676.3	(42.6)
Discontinued operations	343.9		50.9

Continuing operations post-exceptional items	55.8		8.3
Exceptional items	11.0		1.6

Continuing operations pre-exceptional items	£66.8	676.3	9.9

Note 13—Intangible Assets

	Goodwill	Film libraries and other	Digital cinema development costs	Total
	(in millions)
Cost
At October 1, 2000	£106.5	£128.3	£10.0	£244.8
Expenditure	238.9	1.4	5.2	245.5
Retirements and disposals	(108.3)	(2.8)	(15.5)	(126.6)
Exchange differences	1.3	—	0.3	1.6

At September 30, 2001	238.4	126.9	—	365.3
Expenditure	—	0.2	—	0.2
Adjustment in respect of deferred consideration	(3.5)	—	—	(3.5)
Transfers to tangible fixed assets	—	(1.8)	—	(1.8)

At September 30, 2002	£234.9	£125.3	£—	£360.2

Amortization
At October 1, 2000	£4.5	£7.1	£—	£11.6
Charge for the year	15.0	2.8	—	17.8
Retirements and disposals	(5.8)	(2.2)	—	(8.0)

At September 30, 2001	13.7	7.7	—	21.4
Charge for the year	16.6	2.8	—	19.4
Transfers to tangible fixed assets	—	(0.1)	—	(0.1)

At September 30, 2002	£30.3	£10.4	£—	£40.7

Net book value
At October 1, 2000	£102.0	£121.2	£10.0	£233.2

At September 30, 2001	£224.7	£119.2	£—	£343.9

At September 30, 2002	£204.6	£114.9	£—	£319.5

        Goodwill expenditure in 2000 primarily related to the acquisitions of Consolidated Film Industries LLC, Astral Media and Screenvision Cinema Network LLC. In 2000 the Group disposed of Quantel Group Limited and Solid State Logic Holdings Limited.

        Expenditure in 2001 on goodwill primarily related to the acquisition of HTV, which is being amortized over 20 years. The retirements and disposals during 2001 were due the sale to the Technicolor businesses acquired after October 1, 1998, the date that the Company applied FRS 10, "Goodwill and Intangible Assets".

        The amortization charge in 2002 includes £3.9 million impairment included in exceptional operating items (see Note 8).

Note 14—Property, Plant and Equipment

	Freehold Properties	Leasehold Properties	Plant and Equipment	Total
	(in millions)
Cost
At October 1, 2000	£115.8	£54.6	£605.4	£775.8
Expenditure	0.5	0.8	41.8	43.1
Businesses acquired	10.4	5.9	6.5	22.8
Businesses disposed	(97.8)	(23.5)	(572.5)	(693.8)
Disposals	(4.2)	(4.1)	(12.4)	(20.7)
Exchange differences	2.7	0.5	15.5	18.7

At September 30, 2001	27.4	34.2	84.3	145.9
Expenditure	0.2	0.1	11.4	11.7
Businesses acquired	—	—	—	—
Transfers	—	—	1.8	1.8
Disposals	(0.1)	(0.8)	(2.6)	(3.5)

At September 30, 2002	£27.5	£33.5	£94.9	£155.9

Depreciation
At October 1, 2000	£16.4	£15.2	£325.8	£357.4
Charge for the year	1.5	3.1	40.8	45.4
Businesses disposed	(17.2)	(13.3)	(347.1)	(377.6)
Disposals	(0.1)	(0.1)	(10.0)	(10.2)
Exchange differences	0.5	0.3	9.5	10.3

At September 30, 2001	1.1	5.2	19.0	25.3
Charge for the year	0.4	4.7	17.9	23.0
Transfers	—	—	0.1	0.1
Disposals	—	(0.7)	(2.1)	(2.8)

At September 30, 2002	£1.5	£9.2	£34.9	£45.6

Net book value
At October 1, 2000	£99.4	£39.4	£279.6	£418.4

At September 30, 2001	£26.3	£29.0	£65.3	£120.6

At September 30, 2002	£26.0	£24.3	£60.0	£110.3

        The net book value of short leasehold property is £9.9 million (2001: £11.7 million, 2000: £11.8 million) and is included above in leasehold land and buildings.

Note 15—Investments

	Joint ventures	Associated undertakings	Other investments	Own shares Held	Total
	(in millions)
Cost and funding
At October 1, 2000	£33.5	£19.8	£48.1	£13.2	£114.6
Additions	1.1	—	409.2		410.3
Disposals and conversion to subsidiary	(2.2)	(15.7)	(13.8)	(0.6)	(32.3)
Liabilities assumed	—	(0.3)	—	—	(0.3)
Loans advanced	223.7	13.4	—	—	237.1
Loans repaid or discharged	—	(1.6)	—	—	(1.6)
Share of retained loss	(197.5)	(23.5)	—	—	(221.0)
Amounts written off	—	(6.2)	(11.0)	—	(17.2)
Reclassifications	—	14.5	(14.5)	—	—
Exchange differences and other	0.1	—	0.4	(1.6)	(1.1)

At September 30, 2001	58.7	0.4	418.4	11.0	488.5
Additions	8.7	44.6	0.5	—	53.8
Disposals	—	—	(12.5)	—	(12.5)
Loans advanced	108.3	13.7	0.1	—	122.1
Loans repaid or discharged	(2.6)	(44.8)	—	—	(47.4)
Share of retained loss	(121.5)	(7.8)	—	—	(129.3)
Exchange differences and other	0.3	—	0.9	(0.3)	0.9

At September 30, 2002	51.9	6.1	407.4	10.7	476.1
Goodwill
At October 1, 2000	—	—	—	—	—
Additions	36.7	—	—	—	36.7
Amortization	(0.1)	—	—	—	(0.1)

At September 30, 2001	36.6	—	—	—	36.6
Additions	27.1	—	—	—	27.1
Amortization	(2.1)				(2.1)
Exchange differences and other	(3.4)	—	—	—	(3.4)

At September 30, 2002	58.2	—	—	—	58.2
Provision
At October 1, 2001 and 2000	—	—	—	—	—
Provision for impairment	(30.6)	—	—	(8.2)	(38.8)

At September 30, 2002	(30.6)	—	—	(8.2)	(38.8)
Net book value
At October 1, 2000	£33.5	£19.8	£48.1	£13.2	£114.6

At September 30, 2001	£95.3	£0.4	£418.4	£11.0	£525.1

At September 30, 2002	£79.5	£6.1	£407.4	£2.5	£495.5

(i)    Joint ventures and associated undertakings

        Included within joint ventures is the Group's 50% share of the consolidated results and balance sheet of ITV Digital Holdings Limited and ITV Sport Channel Limited.

        Following the appointment of the liquidators to ONdigital 1998 plc (formerly ITV Digital plc, the principal operating subsidiary of ITV Digital Holdings Limited) and the decision to close ITV Sport Channel, full provision has been made against the Group's share of their net assets. A summary of the results and net assets is set out below:

	Year ended September 30,
	2002	2001 (as restated)	2000 (as restated)
	(in millions)
Turnover	£64.1	£90.2	£53.3

Loss before interest	(99.1)	(175.7)	(144.8)
Interest payable	—	—	—

Loss on ordinary activities before taxation	£(99.1)	£(175.7)	£(144.8)

Tangible fixed assets	—	51.9	51.5
Current assets	—	102.4	62.9
Liabilities due within one year (excluding shareholder loans)	—	(100.2)	(84.9)
Shareholder loans	—	(416.9)	(194.5)

Net liabilities	£—	£(362.8)	£(165.0)

        £14.4 million of interest payable in 2002 relating to ONdigital and ITV Sport Channel has not been shown in the analysis above due to the closure of these businesses. The 2001 and 2000 comparatives have been restated by £22.1million and £8.8 million accordingly.

        The following information relates to the Company's joint ventures and associated undertakings as at September 30, 2002, none of which were publicly quoted:

	Country of registration/ incorporation	Nominal value of ordinary shares		Number of ordinary shares in issue	Proportion of shares held by group
GMTV Limited	England and Wales	£1		2,000,000	25%
Independent Television News Limited	England and Wales	£1		400,000	20%
ITV2 Limited	England and Wales	£1		915,610	44.1%
ITV News Channel Limited(1)	England and Wales	1	p	1,000	32.5%
London News Network Limited(2)	England and Wales	£1		100	50%
Screenvision Holdings (Europe) Limited(3)	England and Wales	£1		40,208,404	50%
Technicolor Cinema Advertising LLC(4)	USA	US$1		122,000	50%

Notes

(1)
The Group also owns 40.25% of the 20,350,000 preference shares of £1 each in issue.
(2)
The Group also owns 50% of the 2,250,000 7% Cumulative Preference shares of £1 each in issue.
(3)
Screenvision Holdings (Europe) Limited owns 100% of the share capital of Circuit A SAS, RMB Espana Multimedia SA, RMB Cinema SA and RMB Netherland BV.
(4)
Technicolor Cinema Advertising LLC owns 100% of the issued share capital of Cinema Billboard Network Inc, Screenvision Cinema Network LLC, Technicolor Cinema Billboard Inc, Technicolor Screen Advertising Inc, Technicolor Screen Services Inc and Val Morgan Cinema Advertising Inc.

(ii)  Other investments

        The increase in other investments in 2001 is principally due to the Thomson equity investment received in the transaction relating to the sale of Technicolor.

        Other investments include 15.5 million of shares in Thomson received in the transaction relating to the sale of Technicolor in March 2001. These shares are carried at book value at September 30, 2002 of £401.4 million (2001: £400.4 million). The market value at September 30, 2002 was £155.3 million (2001: £207.4 million). The Thomson shares are carried at €41.2 compared with a year-end price of €15.9. The shares traded between €15.7 and €36.7 in the 2002 fiscal year.

(iii) Own shares held

        Own shares held comprise listed Carlton Ordinary shares held within an Employee Share Ownership Trust and a Qualifying Employee Share Ownership Trust. The shares are held to cover awards under employee share plans. Nil-price share options are allocated to shares held in the Employee Share Ownership Trust and the market price at date of grant of these options is amortized over the vesting period.

        The value of own shares held has been assessed against the year end share price of £1.09 and a provision for impairment of £8.2 million has been made. The impairment excludes certain nil-price DABS and LTIS options already amortized below £1.09.

        The year end market values and book values of the shares held by the Group are as follows:

	At September 30, 2002			At September 30, 2001			At September 30, 2000
	Number of Ordinary shares held	Market value	Book value	Number of Ordinary shares held	Market value	Book value	Number of Ordinary shares held	Market value	Book value
		(in millions)			(in millions)			(in millions)
Employee Share Ownership Trust	1,822,172	£1.9	£1.7	2,016,126	£2.7	£7.9	2,022,762	£10.7	£9.5
Qualifying Employee Share Ownership Trust	696,177	0.8	0.8	696,177	0.9	3.1	998,801	5.3	3.7

	2,518,349	£2.7	£2.5	2,712,303	£3.6	£11.0	3,021,563	£16.0	£13.2

Note 16—Inventory

	At September 30,
	2002	2001	2000
	(in millions)
Raw materials and consumables	£—	£—	£36.8
Work in progress	1.7	1.8	5.2
Finished products	4.6	5.3	5.7

	£6.3	£7.1	£47.7

        There is no material difference between the replacement cost of stocks and their carrying value.

Note 17—Program and Film Rights

	At September 30,
	2002	2001	2000
	(in millions)
Programs in production	£24.7	£27.0	£19.5
Completed programs and film rights	153.8	160.4	152.1

	£178.5	£187.4	£171.6

        Acquired and completed programs and film rights principally comprise payments in respect of the Company's proportionate share of the cost of completed programs purchased by the ITV Network for future transmission.

Note 18—Debtors

	At September 30,
	2002	2001 (as restated)	2000 (as restated)
	(in millions)
Amounts falling due within one year:
Trade debtors	£121.9	£135.5	£417.6
UK and overseas taxes recoverable	—	—	4.4
Prepayments and accrued income	24.4	28.5	33.8
Contract payments	—	—	74.5
Other	24.0	32.7	45.0

	£170.3	£196.7	£575.3

Amounts falling due after more than one year:
Contract payments	£—	£—	£46.4
Other	17.6	19.9	48.8

	£17.6	£19.9	£95.2

        Trade debtors for 2001 and 2000 have been reduced by £18.0 million and £12.3 million respectively, to reflect when amounts become receivable. The corresponding amount has been added to accrued income falling due after more than one year.

Note 19—Current Asset Investments

	At September 30,
	2002	2001	2000
	(in millions)
Loan notes	£32.8	£206.5	£—
Certificates of tax deposit	7.5	7.5	7.5
Other	0.3	0.8	0.9

	£40.6	£214.8	£8.4

        The loan notes were issued to the Group in 2001 by Thomson as part of the Technicolor sale. The notes have a nominal value of $50 million and mature in March 2003 and are supported by bank guarantee.

The notes accrue interest at 6 month $ LIBOR plus 0.15% with all interest being compounded and cash settled at the maturity date of the notes. These non-quoted loan notes are held at directors' valuation.

Note 20—Cash and Other Liquid Funds

	At September 30,
	2002	2001 (as restated)	2000
	(in millions)
Cash at bank and in hand	£552.9	£256.5	£341.8

        Cash at bank and in hand comprises bank deposits which have a maximum maturity of twenty-four hours and interest earned is based on that available in the overnight money market.

        £202.0 million of 2001 overdrafts have been offset, where permitted under FRS 13, against cash balances in order to be consistent with the 2002 and 2000 treatment.

Note 21—Creditors

	At September 30,
	2002	2001 (as restated)	2000 (as restated)
	(in millions)
Trade accounts payable	£56.8	£120.2	£279.3
Accrued expenses and deferred income	146.6	133.8	203.2
Overdrafts and short term borrowings (Note 22)	35.0	77.4	244.2
Corporation tax	88.5	83.5	59.5
Other tax and social security	17.1	11.4	18.2
Other creditors	24.1	27.0	21.8
Dividends payable	33.5	33.6	67.1

	£401.6	£486.9	£893.3

        Accruals and deferred income falling due within one year for 2001 and 2000 have been reduced by £22.7 million and £18.3 million respectively, to reflect when amounts become payable. The corresponding amount has been added to other creditors falling due after more than one year.

        Trade accounts receivable and trade accounts payable in 2000 include amounts not due to the Company but for which the Company is subject to limited recourse of £60.9 million. There are no such amounts as at September 30, 2001 and 2002.

        £202.0 million of 2001 overdrafts have been offset, where permitted under FRS 13, against cash balances in order to be consistent with the 2002 and 2000 treatment.

Note 22—Overdrafts and Short-Term Borrowings

	At September 30,
	2002	2001 (as restated)	2000
	(in millions)
Overdrafts	£—	£20.1	£168.6
Loans due within one year	35.0	55.2	45.5
Loan notes and other short-term borrowings	—	2.1	30.1

	£35.0	£77.4	£244.2

        The majority of overdrafts are sterling denominated and reside in interest offset arrangements with UK clearing banks. Consequently they are netted off against cash for the purposes of interest calculation. The remaining overdrafts bear interest rates up the UK base rate plus 1%. The average annual UK base rate in 2002 was 4.00% (2001: 5.57%, 2000: 5.33%).

        £202.0 million of 2001 overdrafts have been offset, where permitted under FRS13, against cash balances in order to be consistent with the 2002 and 2000 treatment.

        The loans repayable within one year as at September 30, 2002 and September 30, 2001 comprise loan notes issued under the Company's £1,000 million Euro Medium Term Note program at weighted average interest rates of 4.43% and 5.35% respectively. Loans repayable within one year as at September 30, 2000 principally include unsecured dollar borrowings bearing a fixed interest rate of 9.55%.

Note 23—Loans

	At September 30,
	2002	2001	2000
	(in millions)
Repayable:
Between one and two years	£—	£101.0	£52.2
Between two and five years	605.8	11.5	0.6
Over five years	249.0	446.5	446.4

	£854.8	£559.0	£499.2

        Loans repayable between two and five years comprise an unsecured £200 million eurobond stated net of the costs of issue which has a coupon of 7.625% and matures in June 2007, loan notes totaling £11.5 million issued under the Company's £1,000 million Euro Medium Term Note program and an unsecured €638.6 million exchangeable bond stated net of the costs of issue which has a coupon of 2.25% and matures in January 2007. The exchangeable bond can be exchanged at any time at the option of investors into the Company's 15.5 million shares in Thomson at an exchange price of €41.2 per share. The investors also hold the right to put the bonds back to the Company in January 2005. The Company has the right to redeem the bonds at par on or after July 4, 2003 if the underlying shares in Thomson have traded at a 30% premium to the exchange price of €41.2 on 20 consecutive trading days in any period of 30 trading days.

        Loans repayable between one and two years as at 30 September 2001 comprise loan notes issued under the Company's £1,000 million Euro Medium Term Note program.

        During the year the Company repurchased €105 million of the €150 million March 2003 loan notes issued under the Company's Euro Medium Term Note program for a total consideration (excluding accrued interest purchased) of €104.2 million.

        Loans repayable after five years comprise an unsecured £250 million eurobond stated net of the costs of issue which has a coupon of 5.625% and matures in March 2009 and unsecured loan notes totaling £0.9 million.

        All loans are repayable other than by installment.

        Each of the bonds, the private placement and the bank borrowings are unsecured obligations of the Company. They would rank pari passu both amongst themselves and with all other outstanding and unsubordinated obligations of the Company in the event of insolvency.

        Aggregate principal installments in respect of the Company's long-term debt (exclusive of overdrafts) for each of the five years ending September 30, 2007 are payable as follows:

(in millions)
2003	£35.0
2004	0.0
2005	0.0
2006	11.5
2007	594.3
Thereafter	249.0

£889.8

        The Company has total committed bank facilities of £100 million under a syndicated facility which matures in April 2006. The facility was undrawn at September 30, 2002.

Note 24—Convertible Debt

	At September 30,
	2002	2001	2000
	(in millions)
X-CAPs	£91.3	£97.8	£97.2

        The US$150 million undated Exchangeable Capital Securities are divided into 6,000,000 Exchangeable Capital Securities of US$25 per security with a coupon of 8% per annum, and were redeemable at the option of the Company from October 7, 1998 at US$26 per security reducing each year until October 7, 2003 from which time the redemption price will be US$25 per security. The Exchangeable Capital Securities rank senior to the Preference shares of the Company in the event of a winding up. The Exchangeable Capital Securities are exchangeable at the option of the Company at any time into Cumulative US Dollar-denominated Redeemable Preference shares of US$0.01 each in the Company on a one-for-one basis.

        The purchase agreement governing the issuance of the X-CAPs describes certain events of default, the principal covenant of which is to ensure that interest payments are made.

Note 25—Finance Lease Creditors

	At September 30,
	2002	2001	2000
	(in millions)
Repayable:
2001	£—	£—	£1.0
2002	—	1.2	0.6
2003	1.2	0.9	0.7
2004	1.1	1.1	0.7
2005	1.8	1.2	0.8
2006	1.9	1.4	—
2007	2.1	—	—
Thereafter	24.8	24.3	8.6

	£32.9	£30.1	£12.4

Classified in the balance sheet:
Creditors: amounts falling due within one year	£1.2	£1.2	£1.0
Creditors: amounts falling after more than one year	31.7	28.9	11.4

	£32.9	£30.1	£12.4

        Finance lease arrangements primarily relate to sale and leaseback agreements in respect of program rights and have formal contracts determining the lease rental payments and other applicable key terms. The sale and leaseback of rights associated with program rights included within finance leases due after one year at September 30, 2001, 2000 and 2000 was £30.2 million, £27.4 million and £9.5 million respectively.

        The book value of land and building assets held under finance lease at September 30, 2002, 2001 and 2000 was £1.5 million, £1.5 million and £1.9 million respectively.

Note 26—Financial Instruments

        The most significant treasury exposures faced by the Company are in relation to the management of interest rate and currency positions, the investment of surplus cash in high quality assets and the ability to raise finance to support its activities. Clear parameters have been established, including levels of authority, on the type and use of financial instruments to manage these exposures. Transactions are only undertaken if they relate to underlying exposures. Regular reports are provided to senior management, and treasury operations are subject to periodic independent reviews and internal audits.

(a)
Credit Risk

        The Company is exposed to credit risk in the event of non-performance by counterparties to interest rate swap agreements and forward currency contracts. However, because the Company deals only with major commercial banks with high-quality credit ratings, it does not anticipate non-performance by any of these counterparties. The Company operates investment guidelines with respect to cash, with an emphasis on preservation of capital. Consequently, discretionary investments with a maturity greater than one year must be rated AA or better and discretionary investments with maturities of less than one year must be rated A1 or P1 by the major credit rating agencies. There are also conservative limits for individual counterparties. The maturity profile of investments is managed according to the forecast cash needs of the Company. During the 2002 fiscal year and at September 30, 2002, all cash was invested with maturities of less than one year. The Company has deposited its cash equivalents with reputable financial institutions and believes the risk of loss to be remote.

(b)
Market Risk

        The Company is exposed to market risk in the form of foreign exchange rates and interest rate risks. The Company has several debt instruments denominated in sterling, dollars and other currencies which are hedged through interest rate swaps and options. In addition, the Company is subject to foreign currency risk on future cash flows which are hedged through a variety of foreign exchange contracts.

        Set out below is a comparison by category of book values and fair values of the Company's financial assets and financial liabilities as at September 30, 2002, 2001 and 2000:

	2002		2001		2000
	Book value	Fair value	Book value	Fair value	Book value	Fair value
	(in millions)		(in millions)		(in millions)
Overdrafts and short-term borrowings (Note 22)	£(35.0)	£(33.8)	£(77.4)	£(77.4)	£(244.2)	£(245.1)
Loans (Notes 23 and 25)	(886.5)	(753.0)	(587.9)	(580.4)	(510.6)	(497.3)
Convertible debt (Note 24)	(91.3)	(49.6)	(97.8)	(98.0)	(97.2)	(90.8)
Preference shares (Note 28)	(163.6)	(139.5)	(163.6)	(157.1)	(163.8)	(233.8)

	(1,176.4)	(975.9)	(926.7)	(912.9)	(1,015.8)	(1,067.0)
Cash and other liquid funds (Note 20)	552.9	552.9	256.5	256.5	341.8	341.8
Equity interest in Thomson (Note 15)	401.4	155.3	400.4	207.4	—	—
Loan notes held in Thomson (Note 19)	32.8	32.8	206.5	206.5	—	—
Derivative financial instruments held to manage the interest rate profile:
Interest rate swaps, swaptions and caps	3.5	13.4	—	(3.9)	—	(0.2)
Derivative financial instruments held or issued to hedge the currency exposure on expected future sales and purchases:
Forward foreign exchange contracts	9.3	7.8	—	(5.9)	—	(13.8)
(c)
Fair Value of Financial Instruments

        The carrying amount of short-term financial instruments including cash and cash equivalents, accounts receivable, accounts payable, and all other short-term financial assets and liabilities, including bank debt, approximates fair value due to the short maturity of those instruments.

        The estimated fair value of the X-CAPs, the sterling eurobonds, the euro exchangeable, loan notes issued under the EMTN program, the Preference shares and the equity interest in Thomson are based on a market quotation. All other valuations are based on discounted future cash flows. The table below details gains/(losses) on interest rate and currency hedging contracts at September 30, 2002:

	Deferred			Unrecognized
	Gains	Losses	Total net gains/(losses)	Gains	Losses	Total net gains/(losses)
	(in millions)			(in millions)
Gains/(losses) on hedges at October 1, 2001	£—	£(2.1)	£(2.1)	£12.2	£(22.0)	£(9.8)
Gains/(losses) arising in previous years that were recognized in 2002	—	0.3	0.3	(8.2)	3.9	(4.3)

	—	(1.8)	(1.8)	4.0	(18.1)	(14.1
Gains/(losses) arising in 2002 that were not recognized in 2002	—	(9.3)	(9.3)	26.6	(2.3)	24.3

Gains/(losses) on hedges at September 30, 2002	£—	£(11.1)	£(11.1)	£30.6	£(20.4)	£10.2

Of which:
Gains/(losses) expected to be recognized in 2003	£—	£(4.5)	£(4.5)	£16.1	£(4.1)	£12.0
Gains/(losses) expected to be recognized in 2004 or later	£—	£(6.6)	£(6.6)	£14.5	£(16.3)	£(1.8)

        Interest rate contracts entered into which are matched against the £200 million eurobond maturing in 2007 and the £250 million eurobond maturing in 2009 are described as follows:

        In June 2001 both bonds were swapped from their fixed rates of 7.625% and 5.625% respectively (commencing June 2001 for the £200 million bond and September 2001 for the £250 million bond) into 6 month dollar Libor plus 0.75% (but payable in sterling) subject to the knock-in, commencing from the bond coupon dates of June 2002 and March 2002 respectively, that if the 6 month dollar rate fixing is at or below 3.75% there is no net swap payment or receipt relating to that 6 month period only.

        In August 2001 both bonds were swapped for a period of 3 years commencing December 2001 and September 2001 respectively from 6 month dollar Libor plus 0.75% to 6 month dollar Libor plus 0.415% and 0.42% respectively set in arrears.

        In November 2001 the swap contracts were amended such that the 3.75% knock-ins were delayed by 6 months until December 2002 and September 2002 respectively. In exchange for this the bank was given the option (commencing from December 2004 and September 2004 respectively) to choose the floating rate cost to the Company of 6 month dollar Libor plus 0.75% or 6 month sterling Libor minus 0.1% either being set in advance or in arrears. In addition, with effect from June 2002 and March 2002 respectively, for any dollar rate settings in advance above 6.5% the Company will pay an additional 1% on the swap margin for that 6 month period only.

        In July 2002 the £250 million bond was swapped with effect from September 2002 from 5.625% if the 6 month dollar Libor rate fixing is at or below 3.75% or 6 month dollar Libor plus 0.75% (payable in sterling) if the 6 month dollar Libor rate fixing is above 3.75% to 6 month dollar Libor plus 1.075% plus a further potential additional margin (payable in sterling). Further potential additional margin arises to the extent that on a one for one basis the 1 year dollar swap rate observed on November 5, 2003 exceeds each of the strike levels of 4.0%, 4.5% and 5.0% on £125 million notional and to the extent that on a one for one basis the 1 year dollar swap rate observed on December 17, 2003 exceeds each of the strike levels of 3.8%, 4.05% and 4.25% on £125 million notional.

        The Company has issued loan notes totaling £46.5 million under its EMTN program that were held by third party investors at September 30, 2002. The notes have been issued in euros and Japanese yen and swapped back to sterling to give a financing cost ranging between 6 month sterling Libor plus 0.19% and 0.48%.

        In February 1999 the Company entered into a $150 million interest rate swap with a potential maturity of October 7, 2028. The principal terms of the swap were as follows. The Company receives a fixed rate of 8% to match the coupon payments on the $150 million X-CAPs. For the period up to October 7, 2003 the Company pays the greater of 7.25% or 3 month dollar Libor plus 0.25% (set in arrears or advance) or at the bank's option the greater of 7.25% or 3 month sterling Libor plus 0.25% (set in arrears or advance) on £91.9 million. For the period from October 7, 2003 to October 7, 2028 the Company pays the greater of 7.25% or 3 month dollar Libor plus 0.25% (set in arrears or advance). The bank has the option to terminate the swap at any time commencing October 7, 2003. In August 2002 the payment basis of the swap was amended (with effect from September 2002) to 3 month dollar Libor plus 2.65% set in arrears or in advance at the bank's option. In addition if the bank exercises its option to terminate the swap it must pay the Company $6 million.

        In April 2002 the Company swapped (commencing with effect from May 2002) from its fixed rate cost of 2.25% under the €638.6 million exchangeable bond into a floating rate cost of 1 month sterling Libor minus 2.81% on a notional amount of £394.9 million until January 2005.

        At September 30, 2002 the Company had a number of forward foreign exchange contracts to purchase or sell various currencies, principally US and European, totaling a net currency sale of £30.3 million (2001: £29.7 million net currency purchase, 2000: £66.6 million net currency purchase). The fair value of these contracts resulted in an unrealized loss of £3.0 million (2001: £5.9 million loss, 2000: £13.8 million loss), which is calculated assuming a notional close-out of these contracts using exchange rates at the respective year ends. In addition at September 30, 2002 the Company holds a currency option contract entitling it to purchase euros and sell sterling at a rate of £/euro 1.5947 on January 4, 2005. The fair value of the contract at September 30, 2002 was £10.8 million.

(d)
Debt facilities

        The principal facilities in place as at September 30, 2002 along with their key features are as follows:

Revolving facility

        Allows draw down of unsecured committed multi-currency advances totaling £100 million. The facility matures in April 2006. As at September 30, 2002 the facility was undrawn. Availability of the facility is subject to an interest cover covenant.

EMTN program

        The program size is £1,000 million. At September 30, 2002 £46.5 million was held by third party investors.

Euro-Commercial Paper Program

        The program size is up to US$150 million equivalent, with a 364 day maximum term. At September 30, 2002, £nil had been issued.

        Any movement in the Company's credit rating will not affect the debt already issued under any of the above facilities.

        As at September 30, 2002 loan origination fees held on the balance sheet totaled £13.0 million.

Note 27—Provisions for liabilities and charges

	Closure of businesses	Deferred taxation	Total
	(in millions)
At September 30, 2000	£—	£11.9	£11.9

Profit and loss account—current	—	(6.6)	(6.6)
Other	—	(2.9)	(2.9)

At September 30, 2001	—	2.4	2.4

Profit and loss account—current	64.0	(1.4)	62.6
Profit and loss account—prior	—	0.4	0.4
Utilized	(17.3)	—	(17.3)

At September 30, 2002	£46.7	£1.4	£48.1

        The provision for closure of businesses relates to the closure of ONdigital and ITV Sport Channel as disclosed in Note 15. The majority of the provision is expected to be utilized within one year from September 30, 2002.

Deferred taxation

	At September 30,
	2002	2001	2000
	(in millions)
Deferred taxes comprise:
Accelerated capital allowances	£0.2	£1.3	£9.3
Short term timing differences, principally estimated costs	(0.5)	(1.3)	(0.3)
Deferred gains	—	—	—
Intangibles	1.7	2.4	2.8
Other	—	—	0.1

	£1.4	£2.4	£11.9

Analyzed as:
Provision for UK deferred taxes	£1.4	£2.4	£6.6
Provision for overseas deferred taxes	—	—	5.3

	£1.4	£2.4	£11.9

Note 28—Shareholders' Equity

	At September 30,
	2002	2001	2000
	(number)
Ordinary shares of 5p each nominal value ("Ordinary shares")
Authorized	1,221,285,011	1,208,461,346	1,208,399,968
Issued and outstanding	671,951,686	671,774,439	671,465,298
6.5p (net) Cumulative Convertible Redeemable Preference shares of 5p each nominal value ("6.5p Preference shares")
Authorized	168,714,989	168,755,902	168,817,280
Issued and outstanding	163,564,861	163,605,774	163,667,152
5.5p (net) Cumulative Convertible Redeemable Preference shares of 5p each nominal value ("5.5p Preference shares")
Authorized	—	12,782,752	12,782,752
Issued and outstanding	—	—	—
Cumulative Dollar-denominated Preference shares
Authorized	15,000,000	15,000,000	15,000,000
Issued and outstanding	—	—	—

        The following changes have taken place in the issued share capital of the Company during the year to September 30, 2002:

  •
  On November 7, 2001, 166,683 shares were issued to satisfy deferred consideration in connection with the acquisition of Action Time Holdings Limited.

  •
  By resolution passed on February 28, 2002, shareholders' authority was obtained for the Company to make market purchases of its own shares up to a maximum of 67,174,000 Ordinary shares and 16,360,000 6.5p Preference shares to expire on the earlier of February 27, 2003 and the date of the Company's Annual General Meeting.

  •
  By resolution passed on February 28, 2002, £639,138 of the share capital designated as 12,782,752 authorised but unissued 5.5p (net) Cumulative Convertible Preference share of 5 pence each were re-classified into the same number of Ordinary shares of 5 pence each ranking pari passu with the existing but unissued Ordinary shares of 5 pence each.

  •
  The 6.5p Preference shares became convertible on March 31, 1991 and continue to be so on each anniversary (or on the next business day) thereafter until 2005 on the basis of 25.83975 Ordinary shares for every 100 6.5p Preference shares. On April 2, 2002, 40,913 6.5p Preference shares were converted, in accordance with the articles of association, by a process of consolidation and subdivision into 10,564 Ordinary shares and 30,349 non-voting Deferred shares. The Deferred shares were subsequently repurchased by the Company as detailed below. The Company has the option to redeem the outstanding 6.5p Preference shares at £1 per share on April 30, 2005 (or on the next business day) and on each anniversary thereafter until April 30, 2010, when any 6.5p Preference shares outstanding will be redeemed at £1 per share. In accordance with the articles of association, during the year the Company repurchased for an aggregate consideration of 1p, and then cancelled all 30,349 non-voting Deferred shares of 5p each issued upon the conversion of 6.5p Preference shares. All authorised unissued Deferred share capital has converted into authorised unissued Ordinary share capital.

        On October 7, 1993, 6,000,000 Exchangeable Capital Securities of US$25 per security were issued by the Company which are exchangeable at the option of the Company at any time into Cumulative US Dollar-denominated Redeemable Preference shares of US$0.01 each in the Company ("Dollar Preference shares"). No Dollar Preference shares had been issued as at September 30, 2002. The Dollar Preference shares carry a dividend entitlement of US$2.25 per share per annum and are redeemable at the option of the Company from October 7, 1998 at a price of US$26.125 per share, reducing each year until October 7, 2003 from which time the redemption price will be US$25 per share.

        Each of the two classes of Preference shares ranks pari passu for dividends or other returns of capital, in priority to any other class of shares. None of the Preference shares has voting rights except in the event of winding up or following dividend arrears of greater than six months. In the event of a winding up the 6.5p Preference shares have a liquidation preference of £1 per share and the Dollar Preference shares have a liquidation preference of US$25 per share.

        Non-equity shareholders' funds comprise £163.6 million (2001: £163.6 million, 2000: £163.8 million) in respect of the 6.5p Preference shares.

Note 29—Options on Ordinary Shares

        At September 30, 2002, 44,235,636 options and awards had been granted and remained outstanding as follows:

	Date of Grant	Options outstanding	Exercise price		Exercise period
Executive share option grants(a)	2002	7,826,361	225.0p - 245.0	p	2005 - 2012
	2001	5,205,137	215.0p - 561.0	p	2004 - 2011
	2000	3,502,266	464.0p - 800.0	p	2003 - 2010
	1999	933,426	500.0p - 530.0	p	2002 - 2009
	1998	3,455,917	451.0p - 515.0	p	2001 - 2008
	1997	413,881	494.5p - 508.0	p	2000 - 2007
	1996	81,397	378.0	p	1999 - 2006
	1995	88,750	339.2p - 358.4	p	1998 - 2005
	1994	33,002	213.2p - 384.0	p	1997 - 2004
	1993	66,212	282.0p - 305.6	p	1996 - 2003

		21,606,349

DABS and LTIS awards(b)	2002	9,955	Nominal		2005 - 2012
	2001	40,020	Nominal		2004 - 2011
	2000	13,028	Nominal		2003 - 2010
	1999	11,553	Nominal		2002 - 2009
	1998	163,288	Nominal		2001 - 2008
	1997	80,089	Nominal		2000 - 2007
	1996	93,410	Nominal		1999 - 2006

		411,343

Equity participation plan(c)	2002	9,338,892	225.0	p	2005 - 2011
	2002	9,338,892	Nominal		2005 - 2011

		18,677,784

Carlton Sharesave scheme(d)	2002	2,850,449	209.0	p	2005 - 2007
	2001	179,216	475.0	p	2004 - 2006
	2000	178,073	464.0	p	2003 - 2005
	1999	332,422	334.0	p	2001 - 2004

		3,540,160

(a)
The normal exercise period for executive options is between 3 and 10 years from the date of grant. Some options have been granted on terms that allow part of the option to vest from one year after date of grant.
(b)
The DABS and LTIS awards are covered by the 1,822,172 shares held in the ESOP at September 30, 2002
(c)
The equity participation plan comprises both an award of free shares (in the form of a nil-price option) and an option grant over shares at market value on date of grant. The figures above are the maximum that could potentially vest contingent on certain performance conditions being satisfied.
(d)
Under the terms of the Carlton Sharesave scheme, employees entered into a savings contract for a period of either 3 or 5 years at amounts varying between £5 and £250 per month. The normal exercise periods for options granted under this scheme are the 6 month period following the third anniversary of the date of grant in respect of the 3 year savings contracts and the 6 month period following the fifth anniversary of the date of grant in respect of the 5 year savings contracts.

        The number of Ordinary shares that may be issued in any ten year period under all of the employee schemes of the Company may not exceed more than 10% of the Ordinary share capital of the Company.

        A summary of the status of the Company's share option plans as of September 30, 2002, September 30, 2001 and September 30, 2000 and changes during the years ending on those dates is presented below:

Ordinary Shares	Options Outstanding	Weighted average Exercise Price
Options outstanding at September 30, 1999	20,403,847	453.0	p
Options exercised/lapsed	(5,697,641)	410.6	p
Options granted	5,677,055	580.0	p

Options outstanding at September 30, 2000	20,383,261	500.2	p
Options exercised/lapsed	(4,318,967)	458.7	p
Options granted	5,952,297	501.8	p

Options outstanding at September 30, 2001	22,016,591	508.8	p
Options exercised/lapsed	(7,145,504)	512.7	p
Options granted	29,364,549	152.0	p

Options outstanding at September 30, 2002	44,235,636	271.3	p

Exercisable at September 30, 2000	3,168,605	445.6	p
Exercisable at September 30, 2001	10,572,037	501.4	p
Exercisable at September 30, 2002	5,138,206	462.4	p

        A summary of the status of the Company's share option plans as of September 30, 2002 analyzed according to exercise price ranges is presented below:

	Options outstanding				Options currently exercisable
		Weighted average remaining contractual life
Range of exercise prices	Number		Weighted average exercise price		Number	Weighted average exercise price
Nominal	9,750,235	9.01 years	—		336,787	—
200.0p - 300.0p	20,362,591	8.49 years	223.1	p	49,214	276.3	p
300.0p - 400.0p	1,406,016	6.04 years	328.0	p	526,357	333.7	p
400.0p - 500.0p	1,355,321	2.74 years	468.0	p	721,267	457.6	p
500.0p - 600.0p	10,208,144	7.12 years	542.2	p	3,169,025	514.3	p
600.0p - 700.0p	391,194	7.28 years	602.0	p	188,537	602.0	p
700.0p - 800.0p	512,135	7.65 years	770.4	p	147,019	772.0	p
800.0p - 900.0p	250,000	7.83 years	800.0	p	—	—

	44,235,636	8.01 years	271.3	p	5,138,206	462.4	p

        Details regarding the directors' awards and options relating to the executive share option, DABS, LTIS and EPP plans as at September 30, 2002 and October 1, 2001 are set out below:

	Scheme	Options held on September 30, 2002	Options held on October 1, 2001
M P Green	EXEC	28,712	28,712
	EXEC	40,000	40,000
	EXEC	230,188	230,188
	EXEC	202,657	202,657
	EXEC	158,031	158,031
	EXEC	238,859	238,859
	EXEC	315,047	315,047
	Sharesave	5,164	5,164
	DABS	23,718	23,718
	DABS	20,331	20,331
	DABS	1,953	1,953
	DABS	5,411	5,411
	DABS	6,258	6,258
	DABS	19,910	19,910
	LTIS	38,675	38,675
	LTIS	28,590	28,590
	LTIS	79,075	79,075
	EPP	3,573,330	—
G M Murphy	EXEC	250,000	250,000
	EXEC	178,253	178,253
	EXEC	235,109	235,109
	Sharesave	—	3,552
	Sharesave	4,545	—
	DABS	3,138	3,138
	EPP	2,666,664	—
P C Murray	EXEC	488,888	—
	Sharesave	4,545	—
	EPP	1,466,664	—

Notes

(1)
For the year under review, the aggregate gains for all directors' options exercised during the year were £392,184 (2001: £69,000). This figure represents the difference between the market price of option shares at the exercise date and their exercise price. It does not represent the net proceeds received as no account has been taken of option shares which have been retained, the tax liability or, where option shares have been sold, the sale commissions and expenses.
(2)
The market price of an Ordinary share on September 30, 2002 was 109p and the range of prices during the year to September 30, 2002 was between 109p and 286p.

Long-Term Incentive Share Plan ("LTIS")

        The LTIS plan provided for a participant to be conditionally awarded a number of Carlton Ordinary shares with a value equating to a percentage of his base salary. The percentage was determined by the Remuneration Committee. Provided the participant remains employed by the Group for four years, the Company's performance, measured on the basis of total shareholder return (i.e. share price movement and dividends paid) against the FTSE-100 companies (TSR) over a three year performance period determines what proportion (if any) of the award will vest at the end of four years. The proportion and targets were determined by the Committee. During the period, no awards were made under the LTIS plan. It is intended that no further awards will be made in future under this plan.

Deferred Annual Bonus Share Plan ("DABS")

        The plan, which operates on an annual basis, provides that a participant may choose to invest up to 50% of his/her net (i.e. after tax) annual cash bonus to purchase Carlton Ordinary shares (bonus shares). The investing participant is then conditionally awarded a number of Carlton Ordinary shares (restricted shares) with a value that is the gross (i.e. pre-tax) equivalent of the annual cash bonus so invested. Provided the bonus shares are retained for three years and the participant remains employed by the Group for four years, the restricted shares will thereafter become available to the participant.

Carlton Equity Participation Plan ("EPP")

        Participation in the EPP applies to executive directors and selected senior executives. Participants invited to take part in the EPP will be required to commit Carlton shares (EPP shares) by a specified date to qualify for a matching award. Normally a participant will be entitled to commit EPP shares to a value of up to 100% of basic salary (save for the first award where the maximum EPP share commitment will be to a value of up to 200% of basic salary). A matching award will comprise both an award of free shares (in the form of a nil-price option) and an option grant over shares at market value. The extent to which a matching award will vest will depend on the participant retaining his/her EPP shares and the performance conditions relating to the matching award being satisfied. The maximum matching award will be free shares equal in number to three times the EPP shares and options (at market value) over an equal number of shares. The principal performance conditions applicable to the first awards will be measured on the basis of the Company's TSR performance against that of other major UK media companies and the FTSE-100 companies. None of the matching award will vest if the Company's TSR is below median for the media comparator group

ESOP and Quest

        The Company established an employee share ownership plan (ESOP) in 1991 and a Qualifying Employee Share Ownership Trust ("Quest") in 1998. Pursuant to the requirements of the Companies Act 1985, each executive director is deemed to be interested in the shares held for the purposes of the ESOP and the Quest. The number of Ordinary shares held for the purposes of the ESOP was 1,822,172 at September 30, 2002 and 2,016,126 Ordinary shares at October 1, 2001.

        The number of Ordinary shares held for the purposes of the Quest was 696,177 at September 30, 2002 and 696,177 Ordinary shares at October 1, 2001.

Note 30—Cash Flow Information

(a)
Reconciliation of operating profit to net cash inflow from operating activities:

	Year ended September 30,
	2002	2001	2000
	(in millions)
Operating profit	£58.0	£47.4	£222.1
Depreciation	23.0	45.4	70.4
Amortization of intangible assets	2.8	2.8	3.2
Amortization of goodwill	16.6	15.0	3.5
Inventory	0.8	(8.8)	(10.1)
Program and film rights	8.9	9.6	(1.9)
Accounts receivable	12.2	(28.6)	27.3
Accounts payable	(33.5)	20.5	39.0
Sale of current asset investments	179.0	0.0	0.0
Non-cash fixed asset impairment	1.8	0.0	0.0
Profit on sale fixed assets	(0.2)	0.0	0.0

Net cash flow from operating activities	£269.4	£103.3	£353.5

(b)
Return on investment and servicing of finance:
	Year ended September 30,
	2002	2001	2000
	(in millions)
Interest received	£43.4	£15.5	£16.3
Interest paid	(59.8)	(47.3)	(45.2)
Preference Share dividends paid	(10.5)	(10.5)	(18.5)
Finance lease interest	(1.6)	(0.7)	(0.20)

	£(28.5)	£(43.0)	£(47.6)

(c)
Capital expenditure and financial investment:
	Year ended September 30,
	2002	2001	2000
	(in millions)
Purchase of tangible fixed assets	£(11.7)	£(43.1)	£(112.0)
Purchase of intangible assets, principally development	(0.2)	(6.6)	(9.6)
Disposal of intangible and tangible fixed assets	0.9	10.5	7.3
Loans to ONdigital/ITV Sport Channel	(96.8)	(190.3)	(163.5)
Other investments	(18.4)	(20.9)	(63.8)

	£(126.2)	£(250.4)	£(341.6)

(d)
Financing:
	Year ended September 30,
	2002	2001	2000
	(in millions)
Issue of shares	£—	£2.1	£13.2
Issue/(repayment) of debt	266.3	56.6	60.6

	£266.3	£58.7	£73.8

(e)
Analysis of Net Funds/(Debt):

	At October 1, 2000	Cash flow (as restated)	Exchange and non-cash Movements	At September 30, 2001 (as restated)
	(in millions)
Net Funds/(Debt)
Cash at bank and in hand	£341.8	£(90.9)	£5.6	£256.5
Overdrafts	(168.6)	148.5	—	(20.1)
		57.6
Loan notes and short-term borrowings	(30.1)	28.0	—	(2.1)
Loans due within one year	(45.5)	(7.3)	(2.4)	(55.2)
		20.7
Loans due after more than one year	(499.2)	(59.8)	—	(559.0)
Convertible debt	(97.2)	—	(0.6)	(97.8)
Finance lease creditors	(11.4)	(17.5)	—	(28.9)
		(77.3)

Net Funds/(Debt)	£(510.2)	£1.0	£2.6	£(506.6)

	At October 1, 2001 (as restated)	Cash flow	Exchange and non-cash Movements	At September 30, 2002
	(in millions)
Net Funds/(Debt)
Cash at bank and in hand	£256.5	£302.6	£(6.2)	£552.9
Overdrafts	(20.1)	20.1	—	—
		322.7
Loan notes and short-term borrowings	(2.1)	1.2	0.9	—
Loans due within one year	(55.2)	55.2	(35.0)	(35.0)
		56.4
Loans due after more than one year	(559.0)	(323.2)	27.4	(854.8)
Convertible debt	(97.8)	—	6.5	(91.3)
Finance lease creditors	(28.9)	(2.8)	—	(31.7)
		(326.0)

Net Funds/(Debt)	£(506.6)	£53.1	£(6.4)	£(459.9)

        Non-cash movements principally comprise loan reclassifications.

Note 31—Acquisition and Disposal of Businesses

	Cash inflow/(outflow)
	2002	2001	2000
	(in millions)
Purchase of subsidiary undertakings	£—	£(217.5)	£(112.0)
Cash less overdrafts acquired with subsidiaries	—	(8.6)	0.6
Investment in joint ventures and associates	(31.0)	—	(14.0)
Disposal of subsidiaries	23.2	499.6	35.3

	£(7.8)	£273.5	£(90.1)

        Net cash outflow in 2002 of £7.8 million from acquisitions and disposals comprises £31.0 million for the acquisition of Screenvision Holdings (Europe) Limited and £23.2 million further post-acquisition receipts from the disposal of Technicolor in 2001.The Group acquired a 50% interest in Screenvision Holdings (Europe) Limited in June 2002. The goodwill held in this joint venture entity is stated after provisional fair value adjustments.

        In 2001 the Group acquired subsidiary undertakings for a total net consideration of £158.0 million, comprising cash consideration, the Group's 20% interest in Meridian Broadcasting Limited and acquisition expenses offset by a purchase price adjustment. In 2001 the Group disposed of Technicolor. In the transaction the Group received $1.35 billion in net cash and loan notes and received 15.5 million Thomson shares on March 16, 2002 representing 5.5% of Thomson's issued share capital.

Note 32—Commitments

a)
Capital expenditure

        At September 30, 2002, the Company had contracted for capital expenditure totaling approximately £3.1 million (2001: £2.8 million, 2000: £22.7 million).

b)
Operating leases

        The Company leases certain properties under operating leases. The minimum payments for operating leases having initial or remaining non-cancelable terms in excess of one year are as follows:

(in millions)
2003	£8.5
2004	7.4
2005	5.9
2006	5.3
2007	5.1
Thereafter	43.0

£75.2

c)
Guarantees

        The Company and certain of its UK subsidiaries have entered into cross-guarantees in connection with the Company's UK banking arrangements. At September 30, 2002 subsidiary overdrafts amounting to £16.6 million (2001: £38.1 million, 2000: £25.8 million) were covered by guarantees given by the Company.

d)
Disposals

        Contingent liabilities exist in respect of warranties and indemnities given to Thomson pursuant to the Technicolor disposal agreement. Provision has been made against any anticipated payments.

e)
Claims

        The Company has pending claims incurred in the normal course of business which, in the opinion of management, can be disposed of without material effect on the accompanying consolidated financial statements.

Note 33—Related party transactions

        The Group entered into the following material transactions with related parties during the year:

	2002	2001	2000
	(in millions)
Sales to joint ventures	£3.9	£13.1	£16.0
Sales to associated companies	2.8	—	—
Purchases from joint ventures	8.2	7.3	10.6
Purchases from associates	19.4	20.6	17.7
Amounts owed by joint ventures	—	0.9	3.0
Loans owed by joint ventures	19.7	—	—
Amounts owed by associated undertakings	0.7	—	—
Loans owed by associated undertakings	0.2	30.9	19.1
Amounts owed to joint ventures	1.8	1.1	0.7
Amounts owed to associated undertakings	1.6	1.8	1.5

        All transactions arose in the normal course of business. They include sale of television advertising time, advertising commission, program sales and the purchase of news programs and transmission.

        In 2002 the Group made loans to ONdigital (including ITV Sport Channel) totaling £82.7 million (2001: £190.3 million, 2000: £163.5 million). Full provision has been made against all ONdigital (including ITV Sport Channel) loans held at September 30, 2002.

Note 34—Principal Operating Subsidiaries

        Set out in the table below are the principal operating companies as at September 30, 2002. All the companies are wholly owned and are incorporated and operating in the United Kingdom except as noted.

Subsidiary undertakings	Country of incorporation/establishment
Action Time (UK) Limited*
Andre Deutsch Limited
Carlton Active Limited**
Carlton Books Limited
Carlton Broadcasting Limited*
Carlton Film Distributors Limited
Carlton Interactive Media Limited
Carlton International Media, Inc. (trading as Carlton America)*	USA
Carlton International Media Limited*
Carlton Productions Limited**
Carlton Media Sales Limited**
Carlton Screen Advertising Limited*
Carlton Television Limited*
Carlton 021 Limited**
Carlton Visual Entertainment Limited*
Central Independent Television Limited*
Hamdon Entertainment*	USA
HTV Group Limited*
ITC Distribution LLC (also trading as Carlton Productions LLC)*	USA
ITC Entertainment Group Limited*
The Moving Picture Company Limited*
Planet 24 Productions Limited*
SelecTV Cable Limited*
Superhire Limited
Westcountry Television Limited*

  *Indirect holdings.
**Trading as divisions of subsidiary companies.

Note 35—Subsequent Events

      In October 2002, the Company announced a proposed merger with Granada to progress further consolidation of the ITV network. The merger is conditional upon clearance by regulatory and competition authorities. Following the merger announcement, the Company and Granada made a detailed submission to the OFT for regulatory consideration.

Note 36—Summary of Differences between UK and US Generally Accepted Accounting Principles

(i)    Differences giving rise to accounting adjustments

        The Company's financial statements are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. The material differences relate principally to the following items and the effect of the necessary adjustments is shown in the tables below.

EFFECT ON NET INCOME OF DIFFERENCES BETWEEN UK GAAP AND US GAAP

		Year ended September 30,
		2002	2001	2000
		(in millions)
Net income/(loss) under UK GAAP (profit after tax)		£(156.0)	£(390.0)	£(277.4)
Less: Preference Share dividends		(10.5)	(10.5)	(11.0)

Net income/(loss) from operations attributable to holders of
Ordinary shares under UK GAAP		(166.5)	(400.5)	(288.4)
Effect on net income of US GAAP adjustments:
(a)	Goodwill and purchase accounting in respect of acquisitions	(38.7)	(62.2)	(78.3)
(a)	Goodwill and other adjustments on sale or termination of businesses	(23.8)	163.3	228.7
(b)	Financial instruments	91.8	(4.8)	7.0
(c)	Investments in equity securities	(127.6)	—	—
(d)	Impairment of investment in own shares	8.2	—	—
(e)	Stock compensation	(7.8)	(9.3)	(11.6)
(f)	Pensions	(1.8)	0.1	(0.3)
(g)	Program production and development	(3.5)	(3.2)	9.5
(h)	Acquired film libraries	(1.4)	—	—
(i)	Lease provision	3.4	—	—
(j)	Subscriber acquisition costs	9.9	(1.7)	3.0
(k)	Intangible assets	—	3.3	(2.5)
(l)	Disposal of Meridian	—	9.2	—
(m)	Amortization of the 5.5p Preference share premium over redemption price	—	—	(2.7)
(n)	Taxation effects on the foregoing adjustments	(2.0)	6.4	4.9

Net income/(loss) before cumulative effect of change in accounting principle		(259.8)	(299.4)	(130.7)
Cumulative effect of change in accounting principle (g)(h)		(20.1)	—	—

Net income/(loss) attributable to holders of Ordinary shares in accordance with US GAAP		(279.9)	(299.4)	(130.7)
Other comprehensive income/(loss):
(c)	Unrealized gains or losses on equity securities	(53.2)	(192.9)	—
(c)	Reclassification adjustment for other than temporary loss on investments in equity securities	127.6	—	—
(f)	Minimum pension liability	(140.1)	—	—
	Foreign currency translation adjustments	(7.8)	19.1	29.9
(n)	Taxation effects on the foregoing adjustments	(15.4)	53.5	(6.9)

		(88.9)	(120.3)	23.0

Comprehensive income/(loss)		£(368.8)	£(419.7)	£(107.7)

Net income/(loss) is comprised of:
Continuing operations		£(83.2)	£(109.3)	£28.4
Discontinued operations
Income/(loss) from discontinued operations		(86.1)	(126.4)	(83.5)
Loss from disposal of discontinued operations		(110.6)	(63.7)	(75.6)

		(196.7)	(190.1)	(159.1)

Net income/(loss) attributable to holders of Ordinary shares in accordance with US GAAP		£(279.9)	£(299.4)	£(130.7)

EARNINGS PER SHARE

	Year ended September 30,
	2002	2001	2000
	(in pence)
Basic earnings/(loss) per share (pence):
Continuing operations	(12.4)	(16.3)	4.4
Discontinued operations	(29.3)	(28.4)	(24.6)

Basic earnings/(loss) per Ordinary share	(41.7)	(44.7)	(20.2)

Diluted earnings/(loss) per share (pence):
Continuing operations	(12.4)	(16.3)	4.2
Discontinued operations	(29.3)	(28.4)	(23.5)

Dilutive earnings/(loss) per Ordinary share	(41.7)	(44.7)	(19.3)

Basic weighted average number of Ordinary shares in issue	670.7	670.0	647.5
Diluted weighted average number of Ordinary shares outstanding	670.9	671.8	676.3

        The earnings per Ordinary share figures have been computed by dividing net income after deducting Preference share dividends, by the weighted average number of Ordinary shares outstanding in the fiscal year.

        Share options totaling 44,235,636 and 22,016,591were not included in the US GAAP calculation of diluted earnings per share in 2002 and 2001 respectively, because their inclusion is anti-dilutive. See Note 12-Earnings per share for the reconciliation between basic weighted average number of Ordinary shares in issue and diluted weighted average number of Ordinary shares outstanding for 2000.

CUMULATIVE EFFECT ON SHAREHOLDERS' EQUITY
OF DIFFERENCES BETWEEN UK GAAP AND US GAAP

		At September 30,
		2002	2001 (as restated)	2000 (as restated)
		(in millions)
Shareholders' equity under UK GAAP		£433.5	£663.7	£446.8
Effect on shareholders' equity of US GAAP adjustments:
(a)	Goodwill and US purchase accounting in respect of acquisitions	473.4	535.9	1,084.6
(b)	Financial instruments	85.9	(6.0)	(1.1)
(c)	Investments in equity securities	(246.1)	(135.0)	—
(d)	Investment in own shares	(2.5)	(7.0)	(8.7)
(f)	Pensions	(70.6)	71.3	55.6
(g)	Program production and development	—	14.4	17.6
(h)	Acquired film libraries	(10.6)	—	—
(i)	Lease provision	3.4	—	—
(j)	Subscriber acquisition costs	—	(9.9)	(8.2)
(o)	Dividends payable	33.5	33.6	67.1
(p)	6.5p Preference shareholders' equity	(163.6)	(163.6)	(163.8)
	Other	—	—	(3.4)
(n)	Taxation effects on the foregoing adjustments (as restated)	44.4	6.8	0.5

Shareholders' equity in accordance with US GAAP (as restated)		£580.6	£1,004.2	£1,487.0

Accumulated other comprehensive income:
(c)	Unrealized losses on equity securities (net of related tax)	£(118.5)	£(135.0)	£—
(f)	Minimum pension liability (net of related tax)	(98.1)	—	—
	Foreign currency translation adjustments (net of related tax)	(10.1)	(2.8)	(17.5)

		£(226.7)	£(137.8)	£(17.5)

Recently adopted US pronouncements

        Statement of Position 00-2, "Accounting by Producers or Distributors of Films", was issued on June 12, 2000. Adopted by the Company during 2002, this Statement of Position ("SoP") provides detailed revenue recognition guidance for all kinds of films, except where specifically noted, and is applicable to all producers or distributors that own or hold rights to distribute or exploit films. See Note 36(h) for the impact of the adoption of this SoP in 2002.

        In April 2002, the FASB issued FAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". Adopted by the Company during 2002, FAS No. 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and classified as an extraordinary item, net of tax, and makes certain other technical corrections. Accordingly, the Company recorded the gains and losses from the extinguishment of debt in income from continuing operations.

Notes

(a)
Goodwill and US Purchase Accounting

        Under UK GAAP, for acquisitions arising before September 30, 1998 the Group charged goodwill arising on such business combinations treated as purchases directly to reserves. If an acquired business were subsequently sold, the full amount of the original purchased goodwill was charged to income in determining the gain or loss on disposal. From October 1, 1998 goodwill arising on acquisitions under UK GAAP has been capitalized as an intangible asset and is written off over periods of up to 20 years. Under US GAAP, intangibles, including goodwill, in respect of business combinations treated as purchases would be charged against income over their estimated lives. Any intangible relating to a business sold in the year is written off in determining the profit or loss on disposal. In determining the differences between UK GAAP and US GAAP set forth below, US GAAP has been applied using amortization periods in respect of goodwill of up to 40 years. Goodwill useful lives and carrying values are reviewed for impairment on the occurrence of any event or change in circumstances indicating that there has been a decline in the carrying value or change in the useful life of goodwill.

        During 2000 the Company's Products division was sold, resulting in a write off of goodwill in accordance with UK GAAP of £300.0 million as compared to £71.0 million under US GAAP. The UK GAAP charge exceeds the US GAAP amount due primarily to the amortization of goodwill as required by US GAAP, and the impairment charge booked in 1999.

        In 2001 the Technicolor division was sold and a UK GAAP goodwill charge of £630.2 million was made against net income, a further £17.1 million related to the disposal of Meridian and was made against other recognized gains. Under US GAAP, the goodwill written off on disposal was £484.0 million.

        ONdigital ceased operations in 2002 resulting in a write off of goodwill in accordance with US GAAP of £23.8million.

(b)
Financial instruments

        Under UK GAAP the value of underlying financial instruments (including forward exchange contracts) is not recorded in the financial statements to the extent that the financial instruments are considered hedges. Under US GAAP, all financial instruments (such as derivatives) must be recorded on the balance sheet and carried at their fair value.

        The Company applies Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by Statement of Financial Accounting Standards No. 137, Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133, an amendment of FASB Statement No. 133, and Statement of

Financial Accounting Standards No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133 (referred to hereafter as "FAS 133"). FAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to hereafter as derivatives) and for hedging. FAS 133 became effective for the Company on October 1, 2000.

        FAS 133 requires recognition of all derivatives on the balance sheet at fair value, regardless of the hedging relationship designation. Derivative instruments must be classified as non-hedging transactions or hedging transactions (either fair value hedges, cash flow hedges, foreign currency fair value hedges, foreign currency cash flow hedges or hedges of the net investment in a foreign operation). The accounting treatment of derivatives instruments and hedged items depends on this classification.

        Changes in the fair value of derivatives that are designated in qualifying, highly effective, fair-value hedging relationships are recognized in current period earnings along with fair value changes of the hedged item attributable to the hedged risk. Changes in the fair value of derivatives designated in qualifying, highly effective, cash-flow hedging relationships are recorded in other comprehensive income (outside earnings) and are recognized in earnings when the hedged item affects earnings. Any hedge ineffectiveness is recorded in current period earnings. Changes in the fair value of a derivative that is designated as a foreign-currency hedge is recorded in either current-period earnings or other comprehensive income, depending on whether the hedging relationship satisfies the criteria for a fair-value or cash-flow hedge. If a derivative is used as a hedge of a net investment in a foreign operation, the changes in the derivative's fair value, to the extent that the derivative is effective as a hedge, are recorded in other comprehensive income as part of the cumulative translation adjustment. Changes in the fair value of derivative instruments that are not designated and do not qualify as hedging instruments are recognized in earnings when they occur.

        Certain derivative transaction, while providing economic hedges under the Company's risk management policies, do not qualify for hedge accounting under FAS 133. Under US GAAP, the Company recognizes the change in fair value for all derivatives immediately in earnings because hedge accounting is not permissible for such hedging relationships. This resulted in an additional £14.4 million net gain in the fair value of financial instruments under US GAAP at September 30, 2002 (2001: £4.8 million loss, 2000: £7.0 million gain). See Note 26(b)-Financial Instruments.

        Derivative financial instruments embedded within host contracts are recorded separately in the financial statements at their fair value under US GAAP. The exchangeable bond issued in January 2002 includes embedded put and call options relating to the conversion of the bond into Thomson shares. The movement between the fair value of these embedded options at the date of bond issue and the year end totaled £88.8 million which is charged against net income under US GAAP. The movement in the fair value of the option was caused by the decline in the Thomson share price

(c)
Investments in equity securities

        Under UK GAAP, the Company accounts for fixed asset investments other than associated companies at cost less any amounts written off to reflect a permanent diminution in value. Under US GAAP, SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities" requires such investments to be held at fair value. Temporary gains or losses from instruments classified as available for sale are excluded from earnings and recorded within other comprehensive income or loss, which is presented as a separate component of shareholders' equity. Other than temporary gains or losses are recorded in earnings. Realised gains will not be recovered until the investment is sold.

(d)
Investment in own shares

        Under UK GAAP, the Company's shares held by the ESOP and QUEST are recorded at cost less provision for permanent diminution in value and reflected as fixed asset investments in the balance sheet. Under US GAAP, the Company's shares held by the ESOP and QUEST are recorded at cost and are reflected as a reduction of shareholders' equity.

        In 2002, these shares were assessed against the year end share price in accordance with UK GAAP and a provision for impairment of £8.2 million was made. Under US GAAP, these shares are held at cost and recorded as a reduction in shareholders' equity. There is no requirement under US GAAP to review these shares for impairment.

(e)
Stock Compensation

        Under UK GAAP, the cost of stock options is only recognized in net income to the extent the options were granted at a value beneath the market value on the date of grant. Under US GAAP, in accordance with Financial Accounting Standards Board Statement No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"), a fair value-based method of accounting for employee stock-based awards is applied. Under SFAS 123, compensation cost is measured at the date awards are granted and is recognized through charges to expense over the employees' service period. In applying SFAS 123, the Company has estimated the fair value of options granted, using the Black-Scholes option pricing model with the following assumptions:

  •
  Risk-free rate of return of 4.8% (2001: 5.1%, 2000: 6.3%),

  •
  Expected life of options of 4 years (2001: 4 years, 2000: 4 years),

  •
  Fair value of options granted in the year ended September 30, 2002 of £23.0 million (2001: £8.2 million, 2000: £3.3 million),

  •
  Expected dividend yield of 6.6% (2001: 4%, 2000: 3%) and

  •
  Expected stock volatility of 50% (2001: 40%, 2000: 35%).

        For grants made during 2002:

Option plan	Weighted Average Exercise Price		Weighted Average Fair Value
Sharesave Plans (options granted at a premium to market price)	209	p	55	p
Executive Plans (options granted at market price)	229	p	61	p
DABS and EPP (awards granted at a discount to market price)	Nominal		106	p

        There is no equity divergence for stock compensation as under US GAAP stock compensation is shown as deferred compensation in shareholders' equity and therefore offsets the stock compensation net income divergence.

(f)
Pensions

        Differences between the UK and US GAAP charges arise from the requirement to use different actuarial methods and the method of amortizing surpluses or deficits. A minimum pension liability is recognized under US GAAP when the scheme liabilities (measured as the accumulated benefit obligation) exceed the fair value of scheme assets. This occurred in 2002, resulting in a £140.1 million movement through comprehensive income. A minimum pension liability is not required to be recognized under current UK GAAP requirements.

(g)
Program Production and Development

        Prior to the adoption of Statement of Position 00-2 ("SOP"), "Accounting by Producers or Distributors of Films in 2002", there was a GAAP difference relating to the revenue recognition of film rights. The adoption of SOP 00-2 in 2002 resulted in a £10.9 million cumulative adjustment for change in accounting policy. The £3.5 million net income GAAP difference for 2002 relates to the final unwinding of an acquired films amortization divergence no longer required due to the change in policy under UK GAAP which now brings the amortization policy in line with US GAAP.

(h)
Acquired film libraries

        Libraries acquired are valued at fair value on acquisition on the basis of projected cash flows and written off, under UK GAAP, over a period of up to 40 years. Under US GAAP (SOP 00-2), the maximum amortization period permitted is 20 years.    The adoption of SOP 00-2 resulted in a £9.2 million cumulative adjustment for change in accounting policy relating to the period up to October 1, 2002 and a £1.4 million charge for fiscal year 2002.

(i)
Lease provision

        Onerous lease provisions can only be made under US GAAP if the property has ceased to be used and is available to be marketed where the market value is lower than the value of the Company's lease obligation.

(j)
Subscriber acquisition costs

        Under UK GAAP certain subscriber acquisition costs within ONdigital have been carried forward as prepayments and are expensed over periods of up to one year. Under US GAAP such costs are written off as incurred. ONdigital was closed during 2002 resulting in the unwinding of this GAAP divergence.

(k)
Intangible Assets

        Certain assets capitalized under UK GAAP were written-off under US GAAP. The entity in which the UK GAAP intangible assets were held has been disposed of in 2001. As a result no further divergences in respect of this item are expected.

(l)
Disposal of Meridian

        The Company disposed of its equity holding in Meridian during 2001. The gain on disposal was recorded through reserves under UK GAAP and through income under US GAAP.

(m)
Amortization of Preference Share Premium over Redemption Price

        The 5.5p Preference shares were issued in 1994 at £1.225 per share at a premium over the redemption price of £1.00, resulting in a total premium of £47 million. Under UK GAAP, the amortization of this premium was credited against the annual cash cost of the 5.5p Preference share dividends over the period to the first redemption date in July 2000 when redemption is entirely at the Company's discretion. Under US GAAP, amortization of the premium to redemption would not be dealt with as an adjustment to dividends on Preference shares; rather it would be treated as a movement in retained earnings. The remaining 5.5p Preference shares were either fully converted or redeemed at £1 during the 2000 fiscal year. Under UK GAAP, the preference shares are included in shareholders' equity. Because the preference shares are manditorily redeemable by the Company at the end of the term for cash, under US GAAP the preference shares are not considered part of shareholders' equity.

(n)
Taxation

        The differences between UK and US GAAP are tax-effected where applicable at the Company's relevant tax rate.

        During the year ended September 30, 2002 the Company determined that deferred tax arising on US GAAP differences in connection with the acquisition of a business prior to September 30, 2000 had been incorrectly calculated. Accordingly, the Company has restated "Taxation effects on the foregoing adjustments" resulting in shareholders' equity in accordance with US GAAP being restated from £1,454.3 million, £971.5 million and £547.9 million to £1,487.0 million, £1,004.2 million and £580.6 million as at September 30, 2000, 2001 and 2002, respectively. There is no effect on net income/(loss) in accordance with US GAAP for all periods presented.

        Under US GAAP, at September 30, 2002, there is a gross deferred tax asset of £5.6 million offset by a valuation allowance of £5.1 million.

(o)
Dividends payable

        Under UK GAAP, final Ordinary share dividends are provided for in the fiscal year in respect of which they are recommended by the Board of Directors for approval by the shareholders. Under US GAAP, such dividends are not provided for until the fiscal year in which they have been declared and notice given to the shareholders.

(p)
6.5p Preference Shareholders' equity

        Under UK GAAP, the 6.5p Preference shares are classified as shareholders' equity. Under US GAAP, they are classified as debt.

(q)
Current Assets

        Current assets under UK GAAP include amounts which fall due after more than one year. Under US GAAP, such assets would be reclassified as non-current assets. See Note 18 of Notes to Consolidated Financial Statements.

(r)
Exceptional Items

        Under US GAAP, exceptional items identified in the Company's UK GAAP Income Statement would be treated as part of income from continuing operations.

(s)
Other Comprehensive Income

        Other comprehensive income is reported by the Company in the reconciliation table of net income to US GAAP and in the components of shareholders' equity for US GAAP purposes.

(ii)  Additional US GAAP disclosures

(a)
Segmental analysis

        Following the sale of Technicolor in March 2001 and the disposal of digital media businesses in 2002, the Company restructured its reportable segments to reflect the importance of the remaining businesses. As a result the Company changed its reportable segments from Carlton Media, Digital Media, Other and Discontinued operations to Broadcasting, Screen Advertising, Content, Other and Discontinued operations.

        Set out in the table below is UK GAAP information for the Company's US GAAP reportable segments.

Year ended September 30, 2002
	Broadcasting	Screen Advertising	Content	Other	Discontinued Operations	Exceptional Items	Total
	(in millions)
Sales including intra-group	£746.7	£60.1	£185.0	£—	£—	£—	£991.8
Intra-group sales	(7.3)	—	(19.9)	—	—	—	(27.2)

Net sales	739.4	60.1	165.1	—	—	—	964.6
Operating income	49.2	7.0	5.8	(8.8)	—	4.8	58.0
Share of operating results of joint ventures and associates	(2.1)	(3.4)	—	—	(101.7)	—	(107.2)
Total assets	694.7	168.9	150.2	877.7	—	—	1,891.5

Year ended September 30, 2001
	Broadcasting	Screen Advertising	Content	Other	Discontinued Operations	Exceptional Items	Total
	(in millions)
Sales including intra-group	£788.0	£57.4	£215.8	£28.3	£561.4	£—	£1,650.9
Intra-group sales	(15.3)	—	(34.1)	—	—	—	(49.4)

Net sales	772.7	57.4	181.7	28.3	561.4	—	1,601.5
Operating income	67.1	5.9	(2.9)	(13.3)	43.0	(52.4)	47.4
Share of operating results of joint ventures and associates	(8.0)	(0.4)	—	—	(185.6)	—	(194.0)
Total assets	678.9	142.8	198.7	786.2	65.4	—	1,872.0

Year ended September 30, 2000
	Broadcasting	Screen Advertising	Content	Other	Discontinued Operations	Exceptional Items	Total
	(in millions)
Sales including intra-group	£764.7	£47.3	£208.9	£21.6	£1,075.1	£—	£2,117.6
Intra-group sales	(22.6)	—	(32.2)	—	—	—	(54.8)

Net sales	742.1	47.3	176.7	21.6	1,075.1	—	2,062.8
Operating income	159.5	6.3	(14.4)	(9.2)	91.0	(11.1)	222.1
Share of operating results of joint ventures and associates	1.4	—	—	—	(142.5)	—	(141.1)
Total assets	367.8	95.3	173.2	989.4	380.6	—	2,006.3
(b)
Product analysis

	Year ended September 30,
	2002	2001	2000
	(in millions)
Net sales:
Products	£13.6	£363.3	£623.0
Services	933.0	1,238.2	1,439.8

	£946.6	£1,601.5	£2,062.8

Cost of sales:
Products	£10.5	£282.0	£477.3
Services	687.4	928.5	1,001.9

	£697.9	£1,210.5	£1,479.2

        The decrease in the above figures in 2002 and 2001 is due to sale of the Technicolor businesses in 2001.

(c)
Barter transactions

        In common with other UK broadcasters, the Company enters into barter transactions. Television airtime is exchanged for radio airtime or barter credits. Revenues and expenses from barter transactions are recorded on the same basis as other airtime sales, except for the utilization of barter credits which can be over a number of years.

        Barter transactions totaled no more than 0.5% of revenues or operating expenses in 2002, 2001 or 2000.

(d)
Accounts Receivable and Allowance for Doubtful Accounts

        An allowance for doubtful accounts is provided when accounts are determined to be uncollectable. A summary of the changes in the Company's allowance for doubtful accounts for the years ended 2000, 2001 and 2002 follows:

Valuation and Qualifying Accounts

		Additions/Disposals
Description	Balance at beginning of year	Charged to costs and expenses	Charged to other accounts(i)	Deduc- tions(ii)	Balance at end of year
	(in millions)
Year ended September 30, 2000:
Allowance for doubtful accounts (deducted from accounts receivable)	£10.3	£3.5	£(1.3)	£(1.0)	£11.5

Year ended September 30, 2001:
Allowance for doubtful accounts (deducted from accounts receivable)	£11.5	£1.1	£(10.2)	£(0.2)	£2.2

Year ended September 30, 2002:
Allowance for doubtful accounts (deducted from accounts receivable)	£2.2	£3.4	£—	£(0.3)	£5.3

(i)
Amounts included in this column represent provisions carried in the financial statements of acquired subsidiaries and businesses sold as at the date of acquisition and exchange translation differences.
(ii)
Deductions represent the excess of amounts written off over recoveries.

(e)
Pension costs

        The funded status and reconciliation to the balance sheet of the three principal UK benefit-based plans per US GAAP are as follows:

	At September 30,
	2002	2001	2000
	(in millions)
Accumulated benefit obligation	£434.6	£85.4	£297.5

Fair value of plan assets	£357.1	£394.9	£403.6
Projected benefit obligation	(481.5)	(422.9)	(337.5)

Funded status	(124.4)	(28.0)	66.1
Unrecognized prior service costs	2.8	3.1	2.9
Unrecognized gain/(loss)	187.0	94.8	(14.3)

Net pension asset	£65.4	£69.9	£54.7

        The pension cost for the three principal UK benefit-based plans have been computed as follows:

	Year ended September 30,
	2002	2001	2000
	(in millions)
Service cost	£7.1	£8.5	£9.2
Interest cost	25.0	25.1	20.0
Expected return on assets	(27.2)	(37.4)	(29.1)
Amortization of prior service cost	0.3	0.3	0.3
Recognized net actuarial (gain)/loss	4.1	—	—
SFAS88 (gain)/loss	0.1	5.7	(0.3)

Pension charge/(credit)	£9.4	£2.2	£0.1

        The change during the period in the projected benefit obligation of the three principal UK benefit based plans is as follows:

(in millions)
Benefit obligation as at October 1, 2000	£337.5
Effect of acquisitions	93.8
Service cost	8.5
Interest cost	25.1
Plan participants' contributions	3.2
Actuarial (gain)/loss	(4.7)
Benefits paid	(19.2)
Scheme amendments	0.6
Curtailments	(3.3)
Settlements	(22.3)
Special termination benefits	3.7

Benefit obligation as at September 30, 2001	£422.9

Effect of acquisitions	£—
Service cost	7.1
Interest cost	25.0
Plan participants' contributions	3.0
Actuarial (gain)/loss	42.5
Benefits paid	(19.1)
Special termination benefits	0.1

Benefit obligation as at September 30, 2002	£481.5

        The change during the period in the plan assets of the three principal UK benefit-based plans is as follows:

(in millions)
Fair value of plan assets as at October 1, 2000	£403.6
Effect of acquisitions	106.7
Actual return on plan assets	(81.7)
Employer contribution	4.6
Plan participants' contributions	3.2
Benefits paid	(19.2)
Settlements	(22.3)

Fair value of plan assets as at September 30, 2001	£394.9

Actual return on plan assets	£(26.6)
Employer contribution	4.9
Plan participants' contributions	3.0
Benefits paid	(19.1)

Fair value of plan assets as at September 30, 2002	£357.1

        The principal assumptions made in determining the fair value of plan assets and the projected benefit obligations are as follows:

	At September 30,
	2002	2001	2000
Weighted average discount rate	5.50%	6.00%	6.25%
Rate of compensation increase	3.75%	4.00%	5.50%
Pension increases on benefits accrued post April 5, 1997	2.50%	2.67%	3.00%
Weighted average long-term rate of return on plan assets	6.42%	7.20%	8.00%

        The pension cost under SFAS 87, "Employers' Accounting for Pensions", for the three fiscal years ended September 30, 2002 would have been:

Fiscal year	(in millions)
2000	£3.1
2001	£8.1
2002	£9.4

        The totals above for 2000 and 2001 include pension costs of £0.3 million and £5.9 million respectively, from the Technicolor US based defined benefit plan. The Technicolor group of companies was sold in March 2001.

(f)
Cash Flows

        Under UK GAAP, the Company presents its cash flows under the following classifications: (a) operating activities; (b) returns on investments and servicing of finance; (c) taxation; (d) capital expenditure and financial investment; (e) acquisitions and disposals; (f) equity dividends paid; (g) management of liquid resources; and (h) financing. US GAAP requires only three categories of cash flow activity: (a) operating; (b) investing; and (c) financing.

        Cash flows arising from taxation and returns on investments and servicing of finance under UK GAAP would, with the exception of dividends paid, be included as operating activities under SFAS 95; dividend payments would be included as a financing activity. Cash and cash equivalents under US GAAP include liquid financial instruments with original maturities of three months or less, which are not included in the UK GAAP definition of cash.

        The summary consolidated statements of cash flows prepared under US GAAP are set out below:

	Year ended September 30,
	2002	2001 (as restated)	2000
	(in millions)
Net cash provided by operating activities	£77.4	£73.9	£283.8
Net cash by investing activities	45.0	24.7	(399.4)
Net cash provided by financing activities	180.2	(189.5)	39.7
Effect of exchange rates changes on cash	(6.2)	5.6	8.1

Net increase/(decrease) in cash and cash equivalents	296.4	(85.3)	(67.8)
Cash and cash equivalents at beginning of year	256.5	341.8	409.6

Cash and cash equivalents at end of year	£552.9	£256.5	£341.8

(g) Recent US Pronouncements

        In July 2001, the FASB issued Statement of Financial Accounting Standard No.142 (FAS 142), Goodwill and Other Intangible Assets FAS 142 supersedes APB 17, Intangible Assets. The most significant changes made by FAS 142 are: (1) goodwill and indefinite lived intangible assets will no longer be amortized, (2) goodwill will be tested for impairment at least annually at the reporting unit level, (3) intangible assets deemed to have an indefinite life will be tested for impairment at least annually, and (4) the amortization period of intangible assets with finite lives will no longer be limited to forty years. In addition, FAS142 contains certain transitional provisions, which may effect the classification of intangible assets as well as the balance of goodwill. The provisions of FAS 142 are effective for fiscal years beginning after December 15, 2001.

        In July 2001, the FASB approved the issuance of FAS 143, "Accounting for Asset Retirement Obligations." FAS 143 prescribes the accounting for retirement obligations associated with tangible long-lived assets, including the timing of liability recognition and initial measurement of the liability. FAS 143 requires that an asset retirement cost should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. FAS 143 is effective for fiscal years beginning after June 15, 2002.

        In August 2001, the FASB issued FAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which is effective for fiscal periods beginning after December 15, 2001 and interim periods within those years. FAS 144 establishes an accounting model for impairment or disposal of long-lived assets to be disposed of by sale.

        In July 2002, the FASB issued FAS 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS 146"). FAS 146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. FAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

        In November 2002, the FASB issued Interpretation No. 45 ("FIN 45" or the "Interpretation"), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires a liability to be recognized at the time a company issues a guarantee for the fair value of the obligations assumed under certain guarantee agreements. Additional disclosures about guarantee agreements are also required in the interim and annual financial statements. This Interpretation will be effective for fiscal years ending after December 15, 2002.

        In January 2003, the FASB issued Interpretation No. 46 ("FIN 46" or the "Interpretation"), Consolidation of Variable Interest Entities, an interpretation of ARB 51. The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIEs") and how to determine when and which business enterprise should consolidate the VIE (the "primary beneficiary"). In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. For any variable interest entities created after January 31, 2003, FIN 46 is effective immediately. This Interpretation will be effective for fiscal years beginning after June 15, 2003.

        New US pronouncements FAS 142, FAS 143, FAS 144, FAS 146 and FIN 45 are effective for the Company's September 30, 2003 financial statements. The Company is currently evaluating the potential effects that the adoption of these standards may have on its consolidated financial statements.

        Set out on pages F-64 to F-82 are the consolidated financial statements of ITV Digital Holdings Limited under its former name of ONdigital Holdings Limited for years to September 30, 2000 which are required under S-X Rule 3-09 relating to significant affiliates.

ONdigital Holdings Limited
(Formerly British Digital Broadcasting Holdings Limited)

DIRECTORS' REPORT FOR THE YEAR ENDED SEPTEMBER 30, 2000

        The directors present their report and the audited financial statements of the Group for the year ended September 30, 2000.

Principal Activity

        The Company's principal activity is as a holding company for the ONdigital Group, whose principal activity is the provision of pay television and interactive services via the medium of digital terrestrial broadcasting and will continue to be so for the foreseeable future.

Review of Business

        On May 11, 2000 the Company changed it's name from British Digital Broadcasting Holdings Limited to ONdigital Holdings Limited. The Group now provides internet access through a television set.

Results and Dividends

        The Group's loss for the financial year is £307,186,000 (1999 £148,244,000; 1998: £30,751,000).

Directors and their Interests

        The directors who held office during this year, are as follows:

Charles L Allen
Gerard M Murphy	(appointed September 4, 2000)
Henry E Staunton
Michael P Green
Nigel N Walmsley
Steven A Cain	(resigned January 31, 2000)
Stephen R Morrison
Viscount Caldecote	(appointed January 31, 2000, resigned September 4, 2000)

        Details of the interests of Michael P Green, Nigel N Walmsley and Gerard M Murphy in the shares of Carlton Communications Plc, which owns 50% of the ONdigital Group, are disclosed in the Carlton Communications Plc Annual Report and Accounts, copies of which can be obtained from the Company Secretary, Carlton Communications Plc, 25 Knightsbridge, London SW1X 7RZ.

        Details of the interests of Charles L Allen, Stephen R Morrison and Henry E Staunton in the shares of Granada Media plc, which owns 50% of the ONdigital Group and Granada Compass plc, are disclosed in the Granada Media plc Annual Report and Accounts, copies of which can be obtained from the Company Secretary, Granada Media plc, Stornaway House, 13 Cleveland Row, London SW1A 1GG.

Creditor Payment Policy

        It is Group policy to settle the terms of payment when agreeing the terms of transaction and to abide by those terms provided that it is satisfied that the supplier has provided the goods or services in accordance with the agreed terms and conditions.

        Trade creditor days of the Group for the year ended September 30, 2000 were 30 days (1999: 30 days), based on the ratio of Group trade creditors at the year-end to the amounts invoiced by suppliers.

Donations

        The group has made charitable donations in the year of £3,514 (1999: £nil; 1998: £nil).

Post Balance Sheet Events

        Full details of post balance sheet events are set out in note 19 to the accounts.

Statement of Directors' Responsibilities

        Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss of the Group for that period. In preparing those financial statements, the directors are required to:

  •
  select suitable accounting policies and then apply them consistently;

  •
  make judgements and estimates that are reasonable and prudent;

  •
  state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and

  •
  prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

        The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and the Group and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

        A resolution to reappoint PricewaterhouseCoopers as auditors will be proposed at the Annual General Meeting.

25 Knightsbridge
London SW1X 7RZ

By order of the Board

D Abdoo
 Secretary
March 27, 2001

ONdigital Holdings Limited
(Formerly British Digital Broadcasting Holdings Limited)

AUDITORS' REPORT

        We have audited the financial statements on pages F-67 to F-82 which have been prepared under the historical cost convention and the accounting policies set out on pages F-71 and F-72.

Respective Responsibilities of Directors and Auditors

        The directors are responsible for preparing the Annual Report. As described on page F-65, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom accounting standards. Our responsibilities, as independent auditors, are established by statute, the Auditing Practices Board and our profession's ethical guidance.

        We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the United Kingdom Companies Act. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

        We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of Audit Opinion

        We conducted our audit in accordance with Auditing Standards generally accepted in the United Kingdom and in the United States. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

        We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

        In our opinion the financial statements:

  •
  give a true and fair view of the state of affairs of the Company and the Group at September 30, 2000 and of the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

  •
  present fairly, in all material respects, the consolidated financial position of the group as at September 30, 2000, September 30, 1999 and September 30, 1998, and the results of its operation and its cash flow for the years ended at September 30, 2000, September 30, 1999 and September 30, 1998 in conformity with accounting principles generally accepted in the United Kingdom. These principles differ in certain respects from accounting principles generally accepted in the United States. The effect of the differences in the determination of net income, shareholders' equity and cash flows is shown on pages F-72 to F-74.

PRICEWATERHOUSECOOPERS
 Chartered Accountants and Registered Auditors

1 Embankment Place
London
WC2N 6RH
March 27, 2001

ONdigital Holdings Limited
(Formerly British Digital Broadcasting Holdings Limited)

CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED SEPTEMBER 30, 2000

	Note	2000	1999	1998
	(in thousands)
Turnover (Including share of joint venture)	1(d) & 3	£107,920	£22,293	£—
Less: Share of turnover of joint venture		(225)	—	—

Turnover		107,695	22,293	—
Cost of sales		(71,772)	(15,651)	—

		35,923	6,642	—
Administrative expenses		(318,581)	(154,785)	(30,991)

Group operating loss	4	(282,658)	(148,143)	(30,991)
Share of operating loss in joint venture		(7,142)	—	—

Total operating loss:
Group and share of joint venture		(289,800)	(148,143)	(30,991)
Net Interest (payable)/receivable	6
By Group		(17,420)	(92)	331
Joint Venture		34	—	—

Loss on ordinary activities before taxation		(307,186)	(148,235)	(30,660)
Tax on loss on ordinary activities	7	—	(9)	(91)

Retained loss for the financial year	14	£(307,186)	£(148,244)	£(30,751)

All activities relate to continuing operations.

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES FOR THE YEAR ENDED
SEPTEMBER 30, 2000

        The Group had no recognised gains or losses during either year other than those reflected in the profit and loss account above.

The notes on pages F-71 to F-82 form part of these financial statements.

ONdigital Holdings Limited
(Formerly British Digital Broadcasting Holdings Limited)

CONSOLIDATED BALANCE SHEET AT SEPTEMBER 30, 2000

	Note	2000	1999	1998
	(in thousands)
Fixed assets
Tangible assets	8	£107,728	£72,443	£14,270

Interests in Joint Venture	9
Share of gross assets		1,492	—	—
Share of gross liabilities		(6,248)	—	—

		(4,756)	—	—
Current assets
Stock	10	15,169	288	391
Debtors due within one year	11	93,004	40,735	2,778
Cash at bank and in hand		17,551	13,179	2,136

		125,724	54,202	5,035
Creditors—amounts falling due within one year	12	(558,711)	(149,474)	(18,160)

Net current liabilities		(432,987)	(95,272)	(12,855)

Total assets less current liabilities		(330,015)	(22,829)	1,415

Capital and reserves
Called up share capital	13	20,700	20,700	8,300
Share premium account	14	186,300	186,300	74,700
Other reserves	14	25,000	25,000	25,000
Profit and loss account	14	(562,015)	(254,829)	(106,585)

Equity shareholders' funds	15	£(330,015)	£(22,829)	£1,415

Approved by the Board on March 27, 2001

Nigel Walmsley
Director

The notes on pages F-71 to F-82 form part of these financial statements.

ONdigital Holdings Limited
(Formerly British Digital Broadcasting Holdings Limited)

COMPANY BALANCE SHEET AT SEPTEMBER 30, 2000

	Note	2000	1999	1998
	(in thousands)
Fixed assets
Investments	9	£232,000	£232,000	£108,000

Current assets
Debtors due within one year	11	408,146	62,632	—
Cash at bank and in hand		1	1	—

		408,147	62,633	—
Creditors—amounts falling due within one year	12	(408,147)	(62,633)	—

Net current assets		—	—	—

Total assets less current liabilities		232,000	232,000	108,000

Capital and reserves
Called up share capital	13	20,700	20,700	8,300
Share premium account	14	186,300	186,300	74,700
Other reserves	14	25,000	25,000	25,000
Profit and loss account	14	—	—	—

Equity shareholders' funds	15	£232,000	£232,000	£108,000

Approved by the Board on March 27, 2001

Nigel Walmsley
Director

The notes on pages F-71 to F-82 form part of these financial statements.

ONdigital Holdings Limited
(Formerly British Digital Broadcasting Holdings Limited)

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEAR ENDED SEPTEMBER 30, 2000

	Note	2000	1999	1998
	(in thousands)
Cash flow from operating activities	16	£(214,223)	£(108,772)	£(79,228)

Returns on investment and servicing of finance
Net interest received		1,094	541	331
Taxation—corporation tax paid		(36)	(91)	—
Capital expenditure and financial investment
Purchase of tangible fixed assets		(102,918)	(67,430)	(14,380)
Acquisitions and disposals
Capital contribution to joint venture		(2,900)	—	—

Cash outflow before management of liquid resources and financing		(318,983)	(175,752)	(93,277)
Financing
Issue of share capital		—	124,000	66,000
Increase in shareholder loan		327,000	62,000	—
Capital contribution		—	—	25,000

		327,000	186,000	91,000

Increase in cash in the year	17	£8,017	£10,248	£(2,277)

Reconciliation of net cash flow to movement in net cash
Increase/(Decrease) in cash in the year		8,017	10,248	(2,277)

Changes in net cash resulting from cash flows		8,017	10,248	(2,277)

Opening net cash/(debt)		9,492	(756)	1,521

Closing net cash/(debt)	17	£17,509	£9,492	£(756)

ONdigital Holdings Limited
(Formerly British Digital Broadcasting Holdings Limited)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED SEPTEMBER 30, 2000

Note 1—Accounting policies

(a) Going Concern

        The financial statements have been prepared on a going concern basis. The Company is dependent on continuing financial support being made available by its ultimate shareholders to enable it to continue its activity and meet its liabilities as they fall due. The ultimate shareholders have confirmed their intention to continue to fund or procure the funding of the Company on a basis consistent with the present operation of its business so as to maintain the Company as a going concern and to enable the Company to meet its debts as and when they fall due. The directors believe that it is therefore appropriate to prepare the accounts on a going concern basis.

(b) Basis of Accounting

        The group financial statements have been prepared under the historical cost convention and in accordance with applicable accounting standards.

(c) Basis of Consolidation

        The financial statements consolidate the accounts of the Company and all its subsidiary undertakings. Joint ventures are consolidated using gross equity accounting.

        The Company has taken advantage of the exemption in section 230 of the Companies Act 1985 not to present its own profit and loss account.

(d) Turnover

        Turnover, which excludes value added tax, represents digital terrestrial pay channel subscriptions and other revenues derived from continuing activities. Subscription revenue is recognised over the period to which it relates.

(e) Tangible Fixed Assets

        Depreciation is provided to write off the cost less the estimated residual value of tangible fixed assets by equal instalments over their useful economic life as follows:

Leasehold improvements	Over the period of the lease
Fixtures and fittings	2-4 years
Technical equipment	5-15 years
Set top boxes	2 years
Smart cards	5 years

(f) Stocks

        Stocks are stated at the lower of cost and net realisable value.

(g) Programming Costs

        Programming costs are amortised over the period of transmission. Payments made in advance of transmission are included in prepayments until transmission commences, at which point they are transferred to stocks and amortised over the period of transmission.

(h) Retailer Commissions and Aerial Enhancements

        Cost such as retailer commissions and aerial enhancements are carried forward as prepayments and amortised over one year representing the period of subscription to which the customer is contractually committed.

(i) Taxation

        Corporation tax payable is provided at current rates on all taxable profits.

(j) Foreign Currency

        Foreign currency assets and liabilities are translated into sterling at closing rates of exchange or at contract rates of exchange where appropriate.

(k) Pensions

        The Group maintains a defined contribution based pension scheme. The costs are charged against profits in the year in which they are incurred.

(l) Deferred Taxation

        Provision is made for taxation on timing differences between profits stated in the financial statements and profits or losses computed for taxation purposes if there is a reasonable probability that such taxation will become payable in the foreseeable future.

(m) Operating Leases

        Operating lease rentals are charged to the profit and loss account on a straight line basis over the period of the lease.

Note 2—Summary of differences between UK and US Generally Accepted Accounting Principles ("GAAP")

        The Group's financial statements are prepared in accordance with UK GAAP which differs in certain significant respects from US GAAP. The material differences relate principally to the following items and the effect of the necessary adjustments is shown in the tables below.

(a) Subscriber acquisition costs

        Under UK GAAP certain subscriber acquisition costs have been carried forward as prepayments and expensed over twelve months. Under US GAAP such costs are written off as incurred.

(b) Deferred taxes

        Under UK GAAP, deferred taxes are only accounted for to the extent that liabilities or benefits are expected to crystallise within the foreseeable future. Under US GAAP, in accordance with SFAS 109, deferred taxes are accounted for on all temporary differences and a valuation adjustment is established in respect of those deferred tax assets where it is more likely than not that some portion will not be realised. The Group has established a full valuation allowance.

(c) Cash flows

        Under UK GAAP, the Group presents its cash flows under the following classifications: (a) operating activities; (b) returns on investments and servicing of finance; (c) taxation; (d) capital expenditure and financial investment; (e) acquisitions and disposals; (f) management of liquid resources; and (g) financing. US GAAP requires only three categories of cash flow activity: (a) operating; (b) investing; (c) financing.

        Cash flows arising from taxation and returns on investments and servicing of finance under UK GAAP would be included as operating activities under SFAS 95. Cash and cash equivalents under US GAAP include liquid financial instruments with original maturities of under three months, which are not included in the UK GAAP definition of cash.

        The summary consolidated statements of cash flows prepared under US GAAP are set out below:

	Year ended September 30,
	2000	1999	1998
	(in thousands)
Net cash provided by operating activities	£(213,129)	£(108,322)	£(78,897)
Net cash used by investing activities	(105,818)	(67,430)	(14,380)
Net cash provided by financing activities	327,000	186,000	91,000

Net increase/(decrease) in cash and cash equivalents	8,017	10,248	(2,277)
Cash and cash equivalents at beginning of year	9,492	(756)	1,521

	£17,509	£9,492	£(756)

Effect on net loss of differences between UK GAAP and US GAAP

	Year ended September 30,
	2000	1999	1998
	(in thousands)
Net loss attributable to holders of Ordinary Shares under UK GAAP	£(307,186)	£(148,244)	£(30,751)
Effect on net loss of US GAAP adjustments
—Expense subscriber acquisition costs as incurred	6,100	(22,400)	—

	£(301,086)	£(170,644)	£(30,751)

Cumulative effect on shareholders' equity of differences between UK GAAP and US GAAP

	At September 30,
	2000	1999	1998
	(in thousands)
Shareholders' equity under UK GAAP	£(330,015)	£(22,829)	£1,415
Effect on shareholders' equity of US GAAP adjustment
—Expense subscriber acquisition costs as incurred	(16,300)	(22,400)	—

	£(346,315)	£(45,229)	£1,415

Note 3—Turnover

        Turnover is derived from the provision of pay television and interactive services via the medium of digital terrestrial broadcasting and other associated services. All turnover arises within the United Kingdom from activities conducted from the United Kingdom.

Note 4—Operating loss

Group	2000	1999	1998
	(in thousands)
Operating loss is stated after charging:
Auditors' remuneration
—Audit services	£55	£40	£15
—Non-audit services	108	134	112
Staff costs (see note 5)	24,134	8,651	2,165
Operating lease rental
—Plant and machinery	49	16	3
—Other	772	667	—
Depreciation of tangible fixed assets	67,633	9,648	197

        The audit fee for the Company was borne by a fellow group undertaking.

Note 5—Staff costs

	2000	1999	1998
	(in thousands)
Wages and salaries	£22,049	£7,851	£1,949
Social security costs	1,639	617	177
Other pension costs	446	183	39

	£24,134	£8,651	£2,165

        None of the directors of the Company received any remuneration from the Company.

        The average monthly number of persons employed by the Group during the year was as follows:

	2000 Number	1999 Number	1998 Number
Administration and management	61	—	—
Transmission and related activities	213	163	18
Sales and distribution	896	47	12

	1,170	210	30

Note 6—Interest and similar items

	2000	1999	1998
	(in thousands)
Interest payable on shareholder loans	£(18,514)	£(633)	£—

Total interest payable and similar charges	(18,514)	(633)	—

Interest receivable by Group	1,094	541	331
Share of joint venture interest receivable	34	—	—

Total interest receivable	1,128	541	331

Net interest (payable)	£(17,386)	£(92)	£331

Note 7—Tax on loss on ordinary activities

	2000	1999	1998
	(in thousands)
UK Corporation tax at 30% (1999: 30.5%; 1998: 27%)	£—	£9	£91

Note 8—Tangible Fixed Assets

Group	Leasehold improvements	Fixtures and fittings	Technical equipment, set top boxes and smartcards	Total
	(in thousands)
Cost:
At October 1, 1998	£8,326	£996	£5,145	£14,467
Additions	935	2,895	63,600	67,430
Transfer	—	—	391	391

At October 1, 1999	9,261	3,891	69,136	82,288
Additions	2,161	3,264	97,493	102,918

At September 30, 2000	£11,422	£7,155	£166,629	£185,206

Accumulated depreciation:
At October 1, 1998	£—	£197	£—	£197
Change for the year	568	1,393	7,687	9,648

At October 1, 1999	568	1,590	7,687	9,845
Charge for the year	648	2,693	64,292	67,633

At September 30, 2000	£1,216	£4,283	£71,979	£77,478

Net book amount at September 30, 2000	£10,206	£2,872	£94,650	£107,728

Net book amount at September 30, 1999	£8,693	£2,301	£61,449	£72,443

Net book amount at September 30, 1998	£8,326	£799	£5,145	£14,270

        All of the amounts included within leasehold improvements are with respect to short leasehold.

Company

        The Company holds no tangible fixed assets.

Note 9—Investments

Group	(in thousands)
At October 1, 1999 and October 1, 1998	£—
Share of net liabilities of joint venture	(4,756)

At September 30, 2000	£(4,756)

Company	(in thousands)
At September 30, 1998	£108,000
Additions	124,000
At September 30, 1999	232,000
Additions	—

At September 30, 2000	£232,000

        Investments relate to the investment held in two subsidiary companies and a joint venture partnership comprising:

        ONdigital plc—232 million ordinary shares with a nominal value of 10p each

        ONdigital (Services) Limited—2 ordinary shares with a nominal value of £1 each

        ONrequest—£2,900,000 capital contribution

        Both subsidiaries are wholly owned, incorporated in the United Kingdom and registered in England and Wales.

Investment	Activity	Principal place of business	Shareholding
ONdigital plc	Pay television	346 Queenstown Road London SW8 4NE	100% of equity shares
ONdigital (Services) Limited	Human resources	346 Queenstown Road London SW8 4NE	100% of equity shares
ONrequest	Pay-per-view television	346 Queenstown Road London SW8 4NE	50% of capital

Note 10—Stock

	Group	Company	Group	Company	Group	Company
	2000	2000	1999	1999	1998	1998
	(in thousands)
Raw materials and consumables	£—	£—	£288	£—	£391	£—
Programming costs	15,169	—	—	—	—	—

	£15,169	£—	£288	£—	£391	£—

Note 11—Debtors

	Group	Company	Group	Company	Group	Company
	2000	2000	1999	1999	1998	1998
	(in thousands)
Trade debtors	£10,705	£—	£1,935	£—	£—	£—
Prepayments and accrued income	65,844	—	29,701	—	771	—
Amounts owed by subsidiary undertakings	—	408,146	—	62,632	—	—
Amounts owed by associate undertakings	5,298	—	—	—	—	—
Other debtors	11,157	—	9,099	—	2,007	—

	£93,004	£408,146	£40,735	£62,632	£2,778	£—

Note 12—Creditors—amounts falling due within one year

	Group	Company	Group	Company	Group	Company
	2000	2000	1999	1999	1998	1998
	(in thousands)
Bank loans and overdrafts	£42	£—	£3,687	£—	£2,892	£—
Short term shareholder loan	389,000	389,000	62,000	62,000	—	—
Trade creditors	36,191	—	9,337	—	3,163	—
Corporation tax	—	—	36	—	118	—
Social security and PAYE	723	—	285	—	—	—
Accruals and deferred income	132,755	19,147	74,129	633	11,987	—

	£558,711	£408,147	£149,474	£62,633	£18,160	£—

        During the year the Company was funded by a £450,000,000 short term loan facility from its shareholders which bears interest at 2% above Barclays base rate. Subsequent to year end this facility was increased to £700,000,000.

Note 13—Called up equity share capital

	2000	1999	1998
	(in thousands)
Authorised equity share capital
172,500,000 ordinary C shares of 10p each	£17,250	£17,250	£17,250
172,500,000 ordinary G shares of 10p each	17,250	17,250	17,250

	£34,500	£34,500	£34,500

Allotted and fully paid
103,500,500 ordinary C shares of 10p each	10,350	10,350	4,150
103,500,500 ordinary G shares of 10p each	10,350	10,350	4,150

	£20,700	£20,700	£8,300

        All C and G class shares are identical and rank pari passu in all respects as the same class of share.

        During the year to September 30, 1999, 124,000 Ordinary Shares were issued for cash. The nominal value of these shares was £12,400,000 and the consideration received was £124,000.

Note 14—Reserves

Group	Share premium	Other reserves	Profit and loss account
	(in thousands)
At October 1, 1998	£74,700	£25,000	£(106,585)
Premium on shares issued	111,600	—	—
Loss transferred to reserves	—	—	(148,244)

At September 30, 1999	186,300	25,000	(254,829)
Loss transferred to reserves	—	—	(307,186)

At September 30. 2000	£186,300	£25,000	£(562,015)

Company	Share premium	Other reserves	Profit and loss account
	(in thousands)
At October 1, 1998	£74,700	£25,000	£—
Premium on shares issued	111,600	—	—
Loss transferred to reserves	—	—	—

At September 30, 1999	186,300	25,000	—
Loss transferred to reserves	—	—	—

At September 30, 2000	£186,300	£25,000	£—

Note 15—Reconciliation of movements in shareholders' funds

	Group	Company	Group	Company	Group	Company
	2000	2000	1999	1999	1998	1998
	(in thousands)
Retained loss for the financial year	£(307,186)	£—	£(148,244)	£—	£(30,751)	£—
Net proceeds of issue of ordinary share capital	—	—	124,000	124,000	66,000	66,000
Capital contribution	—	—	—	—	25,000	25,000

Net (reduction in)/addition to shareholders' funds	(307,186)	—	(24,244)	124,000	60,249	91,000
Shareholders' funds as at the beginning of the year	(22,829)	232,000	1,415	108,000	(58,834)	17,000

Shareholders' funds as at the end of the year	£(330,015)	£232,000	£(22,829)	£232,000	£1,415	£108,000

Note 16—Reconciliation of operating loss to cash flow from operating activities

	2000	1999	1998
	(in thousands)
Operating loss	£(282,658)	£(148,143)	£(30,991)
Depreciation	67,633	9,648	197
Movements in working capital:
Debtors	(52,269)	(37,957)	(152)
Creditors	67,952	67,577	(47,891)
Stock	(14,881)	103	(391)

Net Cash Outflow from Operating Activities	£(214,223)	£(108,772)	£(79,228)

Note 17—Movement in cash in the year

	September 30, 1998	Cash flow	September 30, 1999	Cash flow	September 30, 2000
	(in thousands)
Cash at bank and in hand	£2,136	£11,043	£13,179	£4,372	£17,551
Overdrafts	(2,892)	(795)	(3,687)	3,645	(42)

Net Funds	£(756)	£10,248	£9,492	£8,017	£17,509

Note 18—Shareholders

        The Company is jointly owned by Carlton Communications Plc and Granada Media plc each holding a stake of 50%. Copies of Carlton Communications Plc accounts can be obtained from the Company Secretary at 25 Knightsbridge, London SW1X 7RZ. Copies of the Granada Media plc accounts can be obtained from the Company Secretary at Stornoway House, 13 Cleveland Row, London SW1A 1GG.

Note 19—Subsequent events

        On October 12, 2000, the Company's loan facility from its shareholders was increased from £450,000,000 to £700,000,000.

        On December 18, 2000 1,000,000 ordinary shares of 10 pence each in ONdigital plc were issued by way of a rights issue to ONdigital Holdings Limited for cash consideration of £483,100,000, which was financed by way of the repayment of an intercompany loan to ONdigital plc.

Note 20—Contingent Liability

        Claims for additional payments have been received in respect of certain programme suppliers. The directors consider that the appropriate provision has been made in the financial statements for amounts due to programme suppliers.

Note 21—Capital commitments

	2000	1999	1998
	(in thousands)
Expenditure on tangible assets	£27,014	£2,600	£4,039

Note 22—Operating lease commitments

        At September 30, 2000, the Group had minimum annual commitments under non-cancellable operating leases as follows:

	Land and buildings	Other	2000 Total	Land and buildings	Other	1999 and 1998 Total
	(in thousands)
Operating leases which expire:
After one year but within five years	£252	£16	£268	£—	£16	£16
After five years	529	—	529	507	—	507

Company

        The Company has no operating leases.

Note 23—Related party transactions

        The Group has entered into the following trading agreements with subsidiary and associated undertakings of its shareholders on an arms length basis:

		2000		1999		1998
		Purchases	Amounts owed at Sep 30,	Purchases	Amounts owed at Sep 30,	Purchases	Amounts owed at Sep 30,
		(in thousands)
Television programming	Carlton Group	£4,441	£355	£1,014	£179	£—	£—
	Granada Group	5,348	2,614	719	305	—	—

		£9,789	£2,969	£1,732	£485	£—	£—
Call centre service staff	Granada Group	£5,765	£5,765	£5,100	£—	£—	£—
Set top box purchases	Granada Group	£6,454	£1	£5,085	£190	£—	£—

        The Group is exempt under the terms of Financial Reporting Standard 8 and from disclosing related party transactions with entities that are part of the ONdigital Group.

GLOSSARY OF TERMS

ACT	Advance Corporation Tax
ADR	American Depositary Receipt
ADS	American Depositary Share
Annual licence fee	The annual cash bid paid by a Channel 3 licence holder
ASB	Accounting Standards Board (UK)
BARB	Broadcasters Audience Research Board
BBC	British Broadcasting Corporation
BSC	Broadcasting Standards Council
DABS	Deferred Annual Bonus Plan
DCMS	Department for Culture, Media and Sport
DSAT	Digital satellite television
DTT	Digital terrestrial television
EMTN	Euro Medium Term Note
EPP	Equity Participation Plan
EU	European Union
FASB	Financial Accounting Standards Board (US)
idTV	Integrated digital television
ITC	Independent Television Commission
ITV 1	Independent Television—Channel 3 licences collectively
LTIS	Long-Term Incentive Share Plan
Multiplex	A single block of spectrum able to transmit a number of television channels
NAR	Net advertising revenue
OFCOM	Office of Communications
OFT	Office of Fair Trading
OFTEL	Office of Telecommunications
ONdigital	ONdigital 1998 plc (formerly ITV Digital plc) and ONdigital 1998 (Services) Limited (formerly ITV Digital (Services) Limited
PPV	Pay-per-view
PQR	Percentage of qualifying revenue—revenue charge paid by a Channel 3 licence holder
Qualifying Revenue Charge	See PQR above
RPI	Retail Price Index—a UK economic price index
SAYE	Save As You Earn
SDRT	Stamp Duty Reserve Tax
STB	Set top box
TSR	Total shareholder return
UK	United Kingdom
UK GAAP	United Kingdom generally accepted accounting principles
US	United States of America
US GAAP	United States generally accepted accounting principles
White Paper	A document issued by the UK Government ahead of draft legislation
X-CAPS	US$150 million Exchangeable Capital Securities of the Company

CONSENT OF INDEPENDENT ACCOUNTANTS

        We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 33-14877, 333-10392 and 333-10394) of Carlton Communications Plc of our reports dated November 26, 2002 and March 27, 2001 relating to the financial statements of Carlton Communications Plc and ONdigital Holdings Limited respectively, which appear in this Form 20-F.

PRICEWATERHOUSECOOPERS
Chartered Accountants

London, England
March 27, 2003