Form 20-F
period 2003-09-30
CARLTON COMMUNICATIONS PLC
filed 2004-01-29
CIK 765245

Use these links to rapidly review the document
TABLE OF CONTENTS
TABLE OF CONTENTS 2

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                  to                                 .

Commission file number: 001-12370

CARLTON COMMUNICATIONS PLC
(Exact name of Registrant as specified in its charter)

England
(Jurisdiction of incorporation or organization)

25 Knightsbridge
London SW1X 7RZ
England
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Exchangeable Capital Securities ("X-CAPs") ($25 Principal Amount per X-CAP)	New York Stock Exchange, Inc.
Cumulative Dollar-denominated Redeemable Preference shares of $0.01 each par value ("Cumulative Dollar-denominated Preference shares")	New York Stock Exchange, Inc.*
American Depositary Shares ("ADSs"), each representing rights to receive one Cumulative Dollar-denominated Preference share	New York Stock Exchange, Inc.*

*
Registered for technical reasons in connection with the X-CAPs and not for trading unless and until the X-CAPs are exchanged for Cumulative Dollar-denominated Preference shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary shares of 5p each ("Ordinary shares")
represented by ADSs quoted on the
NASDAQ National Market System,
each ADS representing five Ordinary shares
(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report:

Ordinary shares: 671,960,086 shares
6.5 Preference shares of 5p each: 163,532,321 shares

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

        Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐    Item 18 ☒

TABLE OF CONTENTS

Part I.	Item 1.	Identity of Directors, Senior Management and Advisers
	Item 2.	Offer Statistics and Expected Timetable
	Item 3.	Key Information
		A.	Selected Financial Data
		B.	Risk Factors
	Item 4.	Information on the Company
		A.	The Company
		B.	Historical Background
		C.	Recent Developments
		D.	Strategy
		E.	Overview of the Broadcast Television Market in the United Kingdom
		F.	Operating Activities
		G.	Associated Companies, Joint Ventures and Investments
		H.	Competition
		I.	Regulation
		J.	Information on ITV plc
		K.	Information on Granada
		L.	Description of Property
		M.	Organizational Structure
	Item 5.	Operating and Financial Review and Prospects
		A.	Operating Results
		B.	Liquidity and Capital Resources
		C.	Research and Development
		D.	Trend Information
		E.	Off-balance Sheet Arrangements
		F.	Accounting Principles and US GAAP Reconciliations
	Item 6.	Directors, Senior Management and Employees
		A.	Directors and Senior Management
		B.	Compensation
		C.	Board Practices
		D.	Employees
		E.	Share Ownership
	Item 7.	Major Shareholders and Related Party Transactions
		A.	Major Shareholders
		B.	Related Party Transactions
	Item 8.	Financial Information
		A.	Consolidated Statements and Other Financial Information
		B.	Legal Proceedings
		C.	Significant Changes
	Item 9.	The Offer and Listing

        As used herein, each of the terms "Company", "Carlton" and the "Group" means Carlton Communications Plc and its subsidiaries, except where the context otherwise requires.

PROPOSED MERGER WITH GRANADA

History and Current Status

        In October 2002, the Company announced a proposed merger (the "Merger") with Granada plc ("Granada") to progress further the consolidation of the ITV network, conditional upon clearance by regulatory and competition authorities and shareholder approval. The Merger would be implemented by the acquisition of Carlton and Granada by a new holding company, ITV plc, pursuant to inter-conditional schemes of arrangement of the holders of Carlton Ordinary shares and Granada shares, respectively, under section 425 of the Companies Act 1985 of the United Kingdom.

        On March 11, 2003, the UK's Secretary of State for Trade and Industry (the "Secretary of State") referred the Merger to the UK Competition Commission and on October 7, 2003 announced that she had decided to clear the Merger subject to appropriate undertakings being given by the Company and Granada. The Company and Granada announced on November 14, 2003 that the terms of those undertakings had been agreed and duly accepted by the Secretary of State.

        Merger documentation was dispatched to Carlton and Granada shareholders on December 8, 2003. The relevant schemes of arrangement were approved at separate meetings of Carlton and Granada shareholders convened at the direction of the High Court of Justice in England (the "High Court") on January 13, 2004. The relevant schemes of arrangement were also approved at extraordinary general meetings of Carlton and Granada shareholders held immediately after their respective High Court meetings.

        It is expected that on January 30, 2004 the High Court will consider the sanctioning of the schemes of arrangement on the hearing of petitions seeking such sanction and at such hearing the High Court will consider, among other matters, the fairness of the terms and conditions of the schemes of arrangement, all in accordance with the relevant provisions of the Companies Act 1985 of the United Kingdom.

        It is expected that upon the High Court sanctioning the schemes of arrangement and, on such date, all other conditions to the Merger having been satisfied, the Merger will be effected as of February 2, 2004.

Economic Terms

        Under the terms of the Merger, holders of Carlton Ordinary shares will receive:

for each Carlton Ordinary share	1.9386 ITV ordinary shares and 0.1835 ITV convertible shares and holders of Granada shares will receive:
for each Granada share	1 ITV ordinary share

        The record date in relation to each of the schemes of arrangement will be 6:00 p.m. on January 30, 2004.

        On completion of the Merger, holders of Carlton Ordinary shares will receive approximately 32% of the issued ordinary share capital of ITV plc. This will potentially increase to 34% in 2006 conditional on the achievement over a prescribed period of a share price for the ITV ordinary shares of 140 pence (implying the achievement of a Carlton Ordinary share price equivalent to 271 pence on the basis of 1.9386 ITV ordinary shares for each Carlton Ordinary share) and on achievement of an earnings target for the ITV ordinary shares for the 12 months ending September 2005 equal to or greater than 6.26 pence per share. This will be effected through the issue of ITV convertible shares to holders of Carlton Ordinary shares on completion of the Merger. The ITV convertible shares will convert into ITV ordinary shares on a one for one basis (subject to adjustment in certain circumstances) if the above conditions are satisfied. The ITV ordinary shares and the ITV convertible shares to be issued to holders of Carlton Ordinary shares under the scheme of arrangement of the holders of Carlton Ordinary shares are exempt from the registration requirements of the US Securities Act of 1933, as amended, pursuant to Section 3(a)(10) thereof.

        On completion of the Merger, Granada shareholders will receive approximately 68% of the ITV ordinary shares, potentially reducing to 66% in 2006 if the ITV convertible shares convert into ITV ordinary shares. It is also intended that Granada shareholders on the register of members of Granada on January 28, 2004 will receive a total of £200 million in cash following completion of the Merger. Based on 2,768,244,245 Granada shares in issue as at December 8, 2003, the date the Merger documentation was dispatched to Carlton and Granada shareholders, this is equivalent to approximately 7.225p per Granada share.

Listing

        It is anticipated that the last day of dealings in Carlton Ordinary shares and Granada shares on the London Stock Exchange will be January 30, 2004. The first day of dealings in ITV ordinary shares and ITV convertible shares on the London Stock Exchange is expected to be February 2, 2004.

        It is expected that on February 2, 2004, the effective date of the Merger, the listing of the Carlton ADSs on NASDAQ will be cancelled. The last day of dealings in Carlton ADSs on NASDAQ will be January 30, 2004. It is not anticipated that a new American Depository Receipt Program will be established by ITV plc following the Merger.

Offer to Holders of Carlton's 6.5 Preference Shares

        In the original announcement of the Merger in October 2002, the Company and Granada stated that appropriate proposals would be made to holders of Carlton's 6.5p (net) cumulative convertible redeemable preference shares of 5 pence each (the "6.5 Preference shares") upon posting of Merger documentation. Accordingly, an offer was made by ITV plc to the holders of the 6.5 Preference shares of 102 pence in cash per share (plus an amount equal to any accrued but unpaid dividend in respect of each such share up to but excluding the effective date of the Merger which is expected to be February 2, 2004) in consideration for the cancellation of those shares. However, this proposal, which was to be implemented by means of a separate scheme of arrangement of the holders of the 6.5 Preference shares under section 425 of the Companies Act 1985 of the United Kingdom, was not approved by the holders of the 6.5 Preference shares at the meeting of such shareholders convened by the High Court on January 13, 2004.

        The Merger is not conditional on the approval of the proposal to 6.5 Preference shareholders. 6.5 Preference shareholders will continue to hold their 6.5 Preference shares following the completion of the Merger.

Successor Reporting Under the Exchange Act

        Upon completion of the Merger, ITV plc will be subject to the reporting requirements of the US Exchange Act of 1934, as amended (the "Exchange Act"), and will file reports and other information with the SEC as a successor registrant to Carlton in accordance with Rule 12g-3 of the Exchange Act. The reporting status of ITV plc under the Exchange Act will be kept under review. It is expected that Carlton will cease to be subject to the reporting requirements of the Exchange Act and will cease to file reports and other information with the SEC upon completion of the Merger.

Assumption of Carlton X-CAPs by ITV plc

        In connection with the schemes of arrangement and Merger, as of the effective date for the Merger, which is currently expected to be February 2, 2004, ITV plc will succeed to the rights and obligations of Carlton as successor issuer with respect to Carlton's Exchangeable Capital Securities (the "X-CAPs"), $25 principal amount per X-CAP, under the terms of the indenture dated as of September 30, 1993 between Carlton and US Bank Trust (formerly Morgan Trust Guaranty Company of New York), as trustee for the X-CAPs. This succession will be effected through the First Supplemental Indenture dated as of January 29, 2004, among Carlton, ITV plc and US Bank Trust pursuant to the terms of the original indenture. The First Supplemental Indenture is included as an exhibit to this Annual Report on Form 20-F.

Employee Share Schemes

        Options and awards granted on or after December 1, 2002 under employee share schemes operated by the Company (with the exception of the Carlton Sharesave scheme), including all options and awards granted in fiscal year 2003, will not become exercisable or vest as a result of the Merger. Options granted under the Carlton Sharesave scheme whether before or after December 1, 2002 will become exercisable as a result of the Merger. The Merger will result in many of the other options and awards under the other schemes operated by the Company vesting or becoming exercisable, including all options and awards granted before December 1, 2002 under the Carlton Equity Participation Plan depending on satisfaction of the relevant performance conditions up to the date of the Merger. Proposals have been made to participants in the employee share schemes to enable them to exchange their options and awards over the Company's Ordinary shares for options and awards over ITV ordinary shares. For additional information on Carlton's employee share schemes and options and awards granted thereunder, see Note 29 to the Consolidated Financial Statements.

ITV plc Fiscal Year

        ITV plc has adopted a December 31 fiscal year end, consistent with ITV's business cycle, and intends to adopt accounting policies consistent with those of Granada. In anticipation of the Merger and the adoption by ITV plc of a December 31 fiscal year end, Carlton has changed its fiscal year end from September 30 to December 31 and intends to adopt from the date of the Merger accounting policies consistent with those of Granada in accordance with UK GAAP. ITV plc will file with the SEC no later than March 31, 2004, a transition report on Form 20-F with respect to Carlton's results for the three month period ended December 31, 2003.

FORWARD-LOOKING STATEMENTS

        In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, Carlton is providing the following cautionary statement. This annual report contains certain statements that are or may be forward-looking with respect to the benefits of the Merger and with respect to the strategy, revenues, dividends, cost savings and other synergies, cash costs, the financial condition, results of operations and businesses of Carlton and/or ITV plc and certain of their plans and objectives, as well as regulatory developments. In particular, among other statements, certain statements in "Proposed Merger with Granada" above, "Item 4—Information on the Company" and "Item 5—Operating and Financial Review and Prospects", as well as certain statements in "Item 11—Quantitative and Qualitative Disclosures about Market Risk" are or may be forward-looking in nature. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, statements made elsewhere in this annual report as well as (i) the ability of Carlton and Granada to integrate their businesses, achieve cost savings and realize other synergies, (ii) the restrictive impact of the behavioral undertakings entered into in connection with the

Merger on the business of ITV plc, in particular its ability to maintain and/or grow its share of broadcast revenues, (iii) the level of UK advertising expenditure which, in turn, is influenced by the condition of the UK and global economies, (iv) adverse changes in tax laws and regulations, (v) the risks associated with the introduction of new products and services, (vi) the competition for UK television airtime, including, without any limitation, pricing, product, program initiatives of competitors and increased competition of programs such as major sporting events, (vii) changes in technology or consumer demand, (viii) reliance on third party technology (ix) the termination or delay of key contracts, (x) the ability of Carlton and/or ITV plc to successfully establish and protect its intellectual property, (xi) risks relating to treasury activities, (xii) exposure to Carlton and/or ITV plc's investments in companies not controlled by Carlton and/or ITV plc and (xiii) fluctuations in exchange rates. A further description of these and other risks, uncertainties and other matters can be found under "Item 3—Key Information—B. Risk Factors" included in this annual report.

        Nothing in this Annual Report on Form 20-F should be construed as a profit forecast or be interpreted to mean that the earnings per share of ITV plc will necessarily be greater than the historical earnings per share of Carlton and Granada combined. Carlton does not assume any obligation to update any forward-looking statements contained in this annual report as a result of new information for future events or developments.

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

	Year ended September 30,(1)(2)
INCOME STATEMENT DATA:	2003	2002	2001	2000	1999
	(in millions, except per share, share and ADS data)
UK GAAP(2)(4)(5)(6)
Net sales	£938.4	£964.6	£1,601.5	£2,062.8	£1,943.1
Net sales from continuing operations	938.4	964.6	1,040.1	987.7	883.7
Operating income	50.5	58.0	47.4	222.1	274.3
Net income/(loss) from continuing operations	54.8	23.7	(43.5)	66.5	99.2
Net income/(loss)	67.7	(156.0)	(390.0)	(277.4)	97.5
Preference share dividends	(10.5)	(10.5)	(10.5)	(11.0)	(14.2)
Net income/(loss) after Preference share dividends	57.2	(166.5)	(400.5)	(288.4)	83.3
Per Ordinary share data (pence)
Net income/(loss) from continuing operations	6.6	2.0	(8.1)	8.6	13.9
Net income/(loss)	8.5	(24.8)	(59.7)	(44.5)	13.6
Diluted net income/(loss)	8.5	(24.8)	(59.7)	(42.6)	12.5
Dividend(2)	4.0	8.3	8.3	16.6	15.1
Basic weighted average shares issued (millions)	670.5	670.7	670.0	647.5	612.8
Diluted weighted average shares outstanding (millions)	671.2	670.9	671.8	676.3	666.9
US GAAP(3)(4)(5)(6)
Net income/(loss) from continuing operations	(119.0)	(72.7)	(98.8)	39.4	72.0
Net income/(loss)	(106.3)	(269.4)	(288.9)	(119.7)	(132.2)
Net income/(loss) after Preference share dividends	(116.8)	(279.9)	(299.4)	(130.7)	(146.4)
Per Ordinary share data (pence)
Net income/(loss) from continuing operations	(19.3)	(12.4)	(16.3)	4.4	9.4
Net income/(loss)	(17.4)	(41.7)	(44.7)	(20.2)	(23.9)
Diluted net income/(loss)	(17.4)	(41.7)	(44.7)	(19.3)	(22.0)
Per ADS data (pence)
Net income/(loss) from continuing operations	(96.5)	(62.0)	(81.6)	21.9	47.2
Net income/(loss)	(87.1)	(208.7)	(223.4)	(100.9)	(119.5)
Basic weighted average shares issued (millions)	670.7	670.7	670.0	647.5	612.8
Diluted weighted average shares outstanding (millions)	671.2	670.9	671.8	676.3	666.9

	At September 30,
BALANCE SHEET DATA:	2003	2002	2001	2000	1999
	(in millions)
UK GAAP
Total assets(7)	£1,838.8	£1,891.5	£1,872.0	£2,006.2	£1,795.0
Net assets	465.3	433.5	663.7	447.7	510.9
Shareholders' equity	465.3	433.5	663.7	446.8	510.5
US GAAP
Total assets(7)	2,068.5	2,196.4	2,284.6	3,077.6	2,984.2
Net assets(8)	£556.2	£580.6	£1,004.2	£1,487.9	£1,443.4

Long-term debt	£1,017.6	£977.8	£685.7	£607.8	£577.7
Ordinary share capital	33.6	33.6	33.6	33.6	30.9
Redeemable Preference share capital	8.2	8.2	8.2	8.2	17.0
Shareholders' equity	£556.2	£580.6	£1,004.2	£1,487.0	£1,443.0

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
(2)
Dividend per share data excludes the tax credit equivalent to advance corporation tax ("ACT"), which was no longer available to US holders in respect of dividends paid on or after April 6, 1999. The dividend per share data for the 1999 fiscal year reflects the second interim dividend (in lieu of a final dividend). The dividend per share data for the 2003 fiscal year reflects the second interim dividend declared relating to the 12 month period ending September 30, 2003. The final dividend for the 15 month period ending December 31, 2003 has not yet been proposed.
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
(6)
In the 2002 fiscal year the pay DTT service called ONdigital and the ITV Sport Channel were closed resulting in £98.6 million of closure costs under UK GAAP. Under US GAAP a further £23.8 million goodwill charge was made on closure.
(7)
In the 2002 fiscal year and onwards overdrafts have been offset, where permitted under UK GAAP, against cash balances. Overdrafts for 2001 and prior years have been restated to be consistent with the treatment adopted in 2002.
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

        Due to the change in accounting reference date to December 31, and subsequent extension of the period of account to the 15 month period ending December 31, 2003, a second interim dividend for fiscal year 2003 was declared in November 2003 relating to the 12 month period ending September 30, 2003. This second interim dividend was paid on January 20, 2004.

        The level of the interim dividends for 2003 was considered by the Carlton Board taking into account the prospects for the business, an appropriate level of dividend cover (expressed as a ratio of dividends to net income before Ordinary share dividends) and the merger agreement with Granada which specifies that until termination of that agreement the level of the interim dividends and of the final dividend will not exceed those paid for the fiscal year 2002.

        Following the completion of the Merger, it is intended that future dividends for ITV plc will be paid twice yearly for the periods ending June 30 and December 31. ITV plc currently intends to announce an interim dividend in March 2004 referable to the results of Carlton and Granada for the three months to December 31, 2003. This will be classified as a final dividend for Carlton.

        The following table sets forth the amounts of the interim, final and total dividends paid in respect of each fiscal year indicated and translated, solely for convenience, into US dollars per ADS at the Noon Buying Rate on each of the respective payment dates for such interim and final dividends. The amounts shown are net of the tax credit relating to the dividend, for details of which please refer to the detailed explanation under "Item 10—Additional Information—D. Taxation".

						Translated into US dollars per ADS(5)
	Pence per Ordinary share
Year ended September 30,
	Interim		Final		Total	Interim		Final		Total
1999	6.0		9.1	(1)	15.1	0.5		0.7		1.2
2000	6.6		10.0		16.6	0.5		0.7		1.2
2001	3.3		5.0		8.3	0.2		0.4		0.6
2002	3.3		5.0		8.3	0.3		0.4		0.7
2003	4.0	(2)	—	(3)	4.0	0.4	(4)	—	(3)	0.4

(1)
This dividend was paid as a second interim dividend in lieu of a final dividend.
(2)
The 2003 second interim dividend of 2p was paid on January 20, 2004.
(3)
The final dividend for the 15 months to December 31, 2003 has not yet been proposed.
(4)
The 2003 interim dividends have been translated using the Noon Buying Rate of £1.00=$1.83 on January 21, 2004.
(5)
One ADS equates to five Ordinary shares.

        The Company pays dividends on its Ordinary shares and its 6.5 Preference shares. See Notes 11 and 28 of Notes to Consolidated Financial Statements.

        Holders of ADSs are entitled to receive dividends paid on the Company's Ordinary shares. In the past, holders of ADSs who were residents of the US normally received the sum of the dividend paid plus the related tax credit, less UK withholding tax. This tax credit is no longer available to US holders in respect of dividends paid on or after April 6, 1999. See "Item 10—Additional Information—D. Taxation".

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

Exchange Rates

        The Consolidated Financial Statements of Carlton Communications Plc ("Carlton") which form part of this Annual Report on Form 20-F are presented in English pounds sterling ("£" or "pounds") and are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. The differences between UK GAAP and US GAAP relevant to the Company are explained in Note 36 of Notes to Consolidated Financial Statements.

        The following table sets forth, for the fiscal years and dates indicated, certain information concerning the Noon Buying Rate in New York City for pounds expressed in US dollars ("$" or "dollars") per £1.00 as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate").

Month	Month's Highest Exchange Rate	Month's Lowest Exchange Rate
December 2003	1.78	1.72
November 2003	1.72	1.67
October 2003	1.70	1.66
September 2003	1.66	1.57
August 2003	1.62	1.57
July 2003	1.67	1.59
Fiscal year ended September 30,	Period End	Average(1)	High	Low
1999	1.65	1.63	1.72	1.55
2000	1.48	1.55	1.68	1.40
2001	1.47	1.44	1.50	1.37
2002	1.57	1.53	1.58	1.41
2003	1.66	1.61	1.68	1.54

(1)
The average of the Noon Buying Rates on the last day of each month during the relevant period.
(2)
The Noon Buying Rate on January 21, 2004 was £1.00=$1.83.

        Fluctuations of the pound relative to the dollar have previously been significant to Carlton. However, since the sale of Technicolor in March 2001 the effect has been substantially reduced.

        Fluctuations in the exchange rate between the pound and the dollar will affect the dollar equivalent of the pound price of the Company's Ordinary shares on the London Stock Exchange and, as a result, are likely to affect the price of the ADSs representing Ordinary shares on the NASDAQ National Market System. Such fluctuations would also affect the dollar amounts received by holders of American Depositary Receipts ("ADRs") evidencing ADSs in respect of cash dividends paid on the underlying Ordinary shares. The Company's X-CAPs and the interest payments thereon are dollar-denominated and are therefore not subject to dollar translation effects, save for the translation of the principal and interest for inclusion in the Company's financial statements which are presented in pounds. See "Item 3—Key Information—Dividends".

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

Carlton and Granada may be unable to fully realize the expected benefits from their proposed merger

        The ability to realize the expected benefits from the Merger with Granada, including anticipated cost savings, depends in large part on the ability of the two companies to integrate their operations, management and culture in a timely and effective manner. Amongst other things, the merged entity will seek to ensure continuity of relationships with key advertisers, other customers and suppliers, retain key employees, combine and integrate operations, systems and technologies, and effectively manage integration costs and liabilities. In addition, the behavioral undertakings entered into in connection with the Merger may have a restrictive impact on the ability of ITV plc to maintain and/or grow its share of broadcast revenues. There can be no assurance that Carlton and Granada will be able to successfully combine their businesses as described and this may undermine the achievement of anticipated merger benefits.

Advertising income currently accounts for the majority of Carlton's revenues. Total advertising revenues are impacted by conditions within the UK and global economy over which Carlton has no control

        International companies increasingly plan their advertising campaigns and prepare their advertising budgets on a global basis and the level of funds directed to the UK advertising market is impacted by those decisions. Given this, total UK advertising expenditure is highly dependent upon the general economic and corporate environment, globally as well as in the UK. This environment is influenced by a number of factors and uncertainties over which Carlton has no control. Deterioration in or uncertainty around the condition of the global economy may lead to a decrease in the total level of global advertising expenditure and this may negatively impact upon Carlton's revenues.

The market for television viewers and airtime in the UK is increasingly competitive

        The sale of UK television airtime is highly competitive and is based principally on viewing shares. Carlton competes for advertising revenue with free-to-air commercial television channels such as Channel 4 and Channel 5 (which broadcasts under the brand "five"). The increasing penetration and viewing of multi-channel television (satellite, cable and digital terrestrial television ("DTT")), such as the channels operated by British Sky Broadcasting ("BSkyB"), have further increased the competitive nature of this business. Television also competes with other media for advertising revenue.

        Continuing increase in the penetration and viewing of multi-channel television within the UK will increase the level of competition for UK television advertising. Increased competition will result in Carlton's overall share of UK television advertising declining and this may negatively impact upon the level of Carlton's net income.

Carlton is subject to detailed UK broadcasting regulation

        Carlton's and all of the other regional Channel 3 licenses are subject to a number of conditions. Regulatory and monitoring compliance with these conditions became the responsibility of the Office of Communications ("Ofcom") on December 29, 2003, which has the power to levy fines or terminate a license for persistent breach of license obligations.

        Under the terms of current broadcasting legislation, the Company is able to renew its current licenses for a further period of up to ten years on terms proposed by the regulatory authority. Should the Company choose not to accept these terms, the licenses will be put out to tender and the Company will be able to participate in this process. Any change in license terms may impact upon the level of Carlton's net income. See "Item 4—Information on the Company—I. Regulation—1. UK Television Regulation".

Carlton has exposure to risk arising from its treasury activities

        The most significant treasury exposures faced by Carlton are raising finance, managing interest rate and currency positions and investing surplus cash in high quality assets. A detailed summary of treasury risk is provided in "Item 11—Quantitative and Qualitative Disclosures about Market Risk".

Carlton is exposed to fluctuation in the value of its investment in Thomson S.A. ("Thomson")

        At September 30, 2003 the Carlton Board had the intention to hold its investment in Thomson for the long term and accordingly the investment was classified as a fixed asset investment, held at cost less any provision for permanent diminution in value. The book value of the shares at September 30, 2003 was £447.5 million and the market value was £162.5 million. The Carlton Board concluded that at September 30, 2003 the shares were not permanently impaired in light of Carlton's ability and intent to hold the investment for the long term and the Carlton Board's knowledge of the Thomson business.

        Subsequent to September 30, 2003 and as a result of the merger approval process the Carlton Board cannot be certain that ITV plc (the new holding company which will acquire Carlton and Granada under the terms of the Merger) will have the intention to hold the Thomson shares for the long term. Consequently, the Carlton Board has recategorized the shares, pending completion of the Merger, as a current asset investment as a non-adjusting post balance sheet event. This change in categorization would require the shares to be marked to market value. A non-cash adjustment to record the shares at market value would be made in the accounts of the Carlton Group in the period to December 31, 2003. Based on the value of the Thomson share price of €16.87 on December 31, 2003, an adjustment of £263.2 million would be required. Carlton's net income and net assets are therefore exposed to any market fluctuations in the value of its current asset equity investment in Thomson.

Carlton has some reliance on third party technology for the operation of key activities

        Carlton is reliant on a number of third parties to provide important aspects of its transmission, telecommunications and information technology services to enable it to run its business. A serious failure of third party systems may have a material adverse effect on its business.

Carlton is exposed to liabilities arising as a result of the closure of the ONdigital pay DTT service

        Carlton has guaranteed liabilities of ONdigital 1998 plc and ONdigital 1998 (Services) Limited ("Services") which, as a result of the liquidation of these companies, have become liabilities of Carlton. In fulfilment of their statutory duties, the liquidators are investigating various matters relating to both ONdigital 1998 plc and Services. This will include the liquidators considering whether there are any grounds for bringing actions against certain parties, including Carlton, Granada, ITV Digital Holdings Limited, ITV Sport Channel Limited ("Sport") and the former directors of ONdigital 1998 plc and Services. To date, no formal proceedings have been initiated by the liquidators, although the liquidators have indicated that they may commence proceedings in relation to a transaction involving Granada, Carlton and ONdigital 1998 plc which they allege to have been carried out at an undervalue. Carlton and Granada have indemnified certain former directors of ONdigital 1998 plc in respect of costs and liabilities arising as a result of investigations into the insolvency of ONdigital 1998 plc. Although Carlton has made a provision of £14 million in respect of all anticipated liabilities, there can be no guarantee that further unanticipated liabilities will not arise during the course of the liquidation. See "Item 8B—Legal Proceedings" for further details.

Carlton is exposed to risks related to the management of intellectual property

        Carlton's ability to compete successfully depends, in part, on its ability to protect the intellectual property contained in its content and, to a lesser extent, the software it has developed which supports its systems. Any failure to adequately protect proprietary information and content could harm Carlton's business.

        Like any other media company, Carlton relies on obtaining assignments or licenses of copyrights or other rights clearances from its employees, performers, contractors or other bodies before it can use the content it generates or uses. There can be no absolute guarantee that Carlton has obtained or will continue to be able to obtain such clearances, or that the content produced will not infringe the intellectual property of third parties. The secondary exploitation of the library of original programming may also depend on the prior consent of, and payment of fees to, third parties.

Item 4—Information on the Company

A. The Company

        Carlton Communications Plc, an English public limited company incorporated in 1939, is principally involved in free-to-air television broadcasting and advertising sales, cinema screen advertising and content production and distribution. The business is carried out primarily by the Company's wholly-owned UK subsidiaries and by joint ventures and associate companies in the UK, US and Europe. In the 12 months to September 30, 2003, the Company's consolidated net sales were £938.4 million and operating income was £50.5 million.

        The Company employed 2,612 people at September 30, 2003.

        The Company's principal executive offices are located at 25 Knightsbridge, London SW1X 7RZ, England. Its telephone number is 44-20-7663 6363.

Overview

        There are three main free-to-air commercial television channels in the UK, ITV1 (Channel 3), Channel 4 and five. These channels are funded principally by advertising. ITV1 is a national television network made up of 15 regional Channel 3 licensees, which between them cover the whole of the UK. In addition there is a national breakfast-time Channel 3 licensee (GMTV) which is broadcast on the ITV network daily between 06:00 and 09:25.

        The Company owns one of the largest advertising-supported commercial television broadcasting enterprises in the UK, as measured by overall share of television advertising revenue. The Company operates four regional Channel 3 licenses: (1) London Weekday ("London Weekday"), (2) East, West and South Midlands ("Central region"), (3) South-West England ("West Country region") and (4) Wales and West of England ("HTV").

        Carlton Sales sells advertising for the Company's own regional Channel 3 licenses and for Scottish TV and Grampian TV, the regional Channel 3 licenses owned by SMG plc ("SMG"). Carlton Screen Advertising is a cinema screen advertising business operating in the UK and the Republic of Ireland. The Company's facilities operations include The Moving Picture Company ("MPC") and Carlton 021. MPC creates high-end digital visual effects and computer animation for the advertising, music, TV and feature film industries, while Carlton 021 provides outside broadcast facilities for live events, including sport, concerts and award shows.

        The Company produces television programs for the ITV network and for other channels in the UK and overseas and markets domestically and internationally the Company's own-produced and acquired content across a range of formats, including television, packaged media (video and DVD) and books.

        The Company's principal joint venture and associate company holdings include the national Channel 3 breakfast license holder GMTV Limited ("GMTV") (25% interest), Independent Television News Limited ("ITN") (20% interest), a national and international news provider, London News Network Limited ("LNN") (50% interest), a local news and transmission services provider, ITV2 Limited ("ITV2") (44.1% interest), a free-to-air digital general entertainment channel, and ITV News Channel Limited ("ITV News Channel") (32.5% interest), a 24-hour news service, as well as Screenvision Holdings (Europe) Limited ("Screenvision Europe") (50% interest) and Technicolor Cinema Advertising LLC ("Screenvision US") (50% interest), the cinema screen advertising businesses operating in continental Europe and the US respectively.

        The Company has a 5.5% interest in Thomson, a leading provider of end-to-end solutions (technologies, equipment and services) to the entertainment industries.

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

  •
  1989: The Company acquired Technicolor.

  •
  1989: The Company acquired UEI plc ("UEI"), owner of Quantel Limited ("Quantel") and Solid State Logic Limited ("SSL").

  •
  1991: Carlton Broadcasting Limited ("Carlton Broadcasting") was granted the London Weekday regional Channel 3 license.

  •
  1993: Carlton Broadcasting commenced broadcasting.

  •
  1994: Carlton acquired the remaining 81% of the outstanding ordinary share capital it did not already own of Central Independent Television plc ("Central"), the regional Channel 3 license holder for East, West and South Midlands. Central also owned 20% of Meridian Broadcasting Limited ("Meridian"), the regional Channel 3 license holder for South and South-East England.

  •
  1996: Carlton acquired the immediate parent company of Cinema Media Limited, renamed Carlton Screen Advertising Limited ("Carlton Screen Advertising"), the cinema screen advertising business operating in the UK and the Republic of Ireland.

  •
  1997: Carlton acquired all of the share capital of Westcountry Television Limited ("Westcountry"), the regional Channel 3 license holder for South-West England, and Rank Film Distributors Limited ("Rank"), including the Rank Film Library.

  •
  1998: In December 1997, ONdigital 1998 plc (then called British Digital Broadcasting Plc), Carlton's 50% joint venture with Granada, was granted three licenses to broadcast pay DTT services throughout the UK. In July 1998, Carlton acquired the whole of the share capital of Nimbus CD International Inc ("Nimbus"), an optical disc replicator. The Company subsequently consolidated Nimbus into Technicolor.

  •
  1999: ONdigital 1998 plc's pay DTT service, known as ONdigital, was launched in November 1998. The DTT broadcasts of free-to-air services, including simulcasts of existing analogue terrestrial services, BBC1, BBC2, ITV1, Channel 4 and five, also began towards the end of 1998. ITV2, a new free-to-air digital general entertainment channel (which is now 44.1% owned by the Company and 55.9% owned by Granada), was launched in December 1998 on DTT and shortly after on the main UK cable television networks.

    In December 1998, Carlton accepted the terms offered by the Independent Television Commission ("ITC") for new ten year regional Channel 3 licenses for Carlton Broadcasting ("London Weekday") and Westcountry ("West Country region") with effect from January 1, 1999. The license payments under the terms of these new licenses have been and are expected to remain lower than under the previous terms. See "Item 4—Information on the Company—I. Regulation—1. UK Television Regulation". In April 1999, the Company acquired 100% of Planet 24 Limited ("Planet 24"), which produces television programs, for £14.6 million and in July 1999 the Company acquired part of PolyGram Filmed Entertainment's television and film library, known as the ITC Library, from Seagram Co for £89.7 million in cash. The Company also acquired during the 1999 fiscal year 100% of VTR Video, a Canadian video duplicator, and the 50% of Central de Video in Mexico which the Company did not already own, both of which were consolidated into Technicolor.

  •
  2000: In November 1999, the Company proposed a merger with United News & Media plc, now United Business Media plc ("United"). In July 2000, following the publication of the UK Competition Commission report on the proposed merger of Carlton with United, the two companies announced the decision not to proceed with the merger. Granada subsequently acquired United's ITV, program production and international distribution businesses for £1.75 billion and sold HTV to Carlton (see below). In May 2000, the Company announced the acquisition of 100% of Screenvision, a US cinema screen advertising business, for £59.8 million in cash. The Company acquired Consolidated Film Industries Inc ("CFI") in March 2000 and the business of Astral Media Inc ("Astral") in April 2000, both of which were consolidated within Technicolor. The Company disposed of its Products division, comprising Quantel and SSL, during the 2000 fiscal year.

  •
  2001: In October 2000, the Company agreed terms for the acquisition of HTV from Granada which was completed in January 2001. Total net consideration was valued at £131.0 million, comprising cash consideration (£189.6 million), the Company's 20% interest in Meridian (£63.9 million) and acquisition expenses (£1.5 million), offset by a purchase price adjustment (£124.0 million). The fair value of net liabilities acquired totaled £91.4 million resulting in goodwill of £222.4 million. HTV had renewed its regional Channel 3 license for a further ten years commencing January 1, 1999 in December 1998 on lower terms. Also in October 2000, Carlton Sales, the Company's advertising sales business, won the airtime sales contract for the two regional Channel 3 licenses owned by SMG, Scottish TV and Grampian TV. In November 2000, Technicolor acquired Groupe Covitec, the Canadian film processing business. In March 2001, the Company completed the sale of Technicolor to Thomson multimedia S.A., now Thomson S.A. ("Thomson"), for a consideration which valued Technicolor on completion at US$1.92 billion (£1.34 billion). In July 2001, the Company established Technicolor Cinema Advertising, a 50:50 joint venture with Thomson (which includes 100% of Screenvision US) which is engaged in the business of cinema screen advertising in the US. The Company renewed its Central license ("Central region") with effect from April 1, 2001 on higher terms (see "Item 4—Information on the Company—I. Regulation—1. UK Television Regulation"). In August 2001, the ITV Sport Channel, a premium subscription sport channel, launched on the ONdigital pay DTT service and NTL Incorporated's ("NTL") UK cable networks.

  •
  2002: ITV1 and ITV2 began simulcast transmission on digital satellite television ("DSAT") in November 2001. Also in November 2001, the Company announced the issue of €638.6 million (£397.6 million) Exchangeable bonds ("Exchangeable bond") which at the latest will mature in 2007. The bonds carry a coupon of 2.25% per annum and have a fixed exchange price of €41.2. The bonds are exchangeable into 15.5 million ordinary shares in Thomson, received by the Company as part of the consideration for Technicolor and which represent the Company's underlying total equity interest in Thomson. The bonds are callable by the Company from July 2003 under certain conditions and are puttable by investors at their option on January 4, 2005 at par.

    In February 2002, the Company announced that it had been in discussions with Granada regarding a possible combination of their businesses, in step with proposed legislative changes, and that the two companies had decided not to pursue these discussions.

    On March 27, 2002, ONdigital 1998 plc and Services were placed into administration. On April 30, 2002 the administrators announced the closure of the businesses. The ONdigital pay DTT service ceased broadcasting on May 1, 2002 and the ITV Sport Channel ceased to be broadcast on May 11, 2002. A liquidator for ONdigital 1998 plc and Services was appointed on October 18, 2002. The liquidators are currently in the process of realising the remaining assets of the companies and agreeing the claims of all their respective creditors (including the Company) so that any dividend can be paid in due course. The liquidators have not yet confirmed when a dividend will be paid or what the level of the dividend will be.

    In June 2002, the Company formed Screenvision Europe, a 50:50 joint venture with Thomson, to acquire cinema advertising interests across continental Europe, including in France, Belgium, Spain and Italy, for £62.0 million of which the Company's share was £31.0 million. In June 2002, the Company and Granada acquired ITN's 65% interest in the ITN News Channel, the 24-hour television news service, which has since been renamed ITV News Channel. The Company and Granada each hold 32.5% of ITV News Channel and NTL the remaining 35%.

    In August 2002, the High Court ruled that the Company and Granada were not liable for the £131.8 million claimed by the Football League from ONdigital 1998 plc. Subsequently, ITV and the Football League agreed a broadcasting contract for certain rights during the 2002/03 and 2003/04 football seasons. The Company sold its 7.5% shareholding in Quiero Television S.A. ("Quiero"), the Spanish DTT platform, in September 2002.

  •
  2003: In October 2002, the Company announced a proposed merger (the "Merger") with Granada to progress further the consolidation of ITV, conditional upon clearance by regulatory and competition authorities and shareholder approval. On March 11, 2003, the Secretary of State referred the proposed merger of the Company and Granada to the UK Competition Commission.

    The Company announced in December 2002 the closure of the film channel Carlton Cinema as of March 31, 2003.

C. Recent Developments

        On October 7, 2003 the Secretary of State announced that she had decided to clear the Merger subject to appropriate undertakings being given by the Company and Granada. The Company and Granada announced on November 14, 2003 that the terms of those undertakings had been agreed and duly accepted by the Secretary of State (see "Item 4—Information on the Company—I. Regulation—2. Merger Undertakings). The Merger is to be effected by the acquisition of the Company and Granada by a new holding company, ITV plc, through inter-conditional schemes of arrangement. The Merger was approved by shareholders of both the Company and Granada at separate extraordinary general meetings on January 13, 2004 and the approval of the schemes of arrangement of the Company and Granada by the High Court is expected on January 30, 2004. For additional information, see "Proposed Merger with Granada" above.

D. Strategy

        The Company intends to take all steps necessary to achieve the remaining actions to complete the Merger. The Company has worked to position its operations so that they can best contribute to the business of the new merged group, ITV plc, and will endeavour to continue to do so.

        ITV plc's strategy (as published in documents posted to shareholders of the Company and of Granada on December 8, 2003) is to:

  —
  promote the growth of television's share of the total display advertising market; and

  —
  develop the UK's leading package of free-to-air commercial channels in the digital world.

        The Company expects ITV plc to be able to compete more effectively for viewers and to have lower costs than the Company and Granada would have as separate companies.

        Since the Merger was announced in October 2002, both the Company and Granada have been working on a profit improvement plan which has now identified total cost savings of £100 million annually. In the 12 months ended September 30, 2003, £34 million of these cost savings were achieved by the Company and Granada together, the annualised effect of which is £43 million. The further cost savings of £57 million per annum are expected to be substantially achieved in the financial year ending December 2005. This is expected to comprise of (a) £28 million of cost savings per annum in the broadcasting business of ITV plc, primarily due to the combination of Carlton's and Granada's advertising airtime sales houses and, secondarily, through the elimination of duplicated functions between the ITV Network Centre and the parties' own broadcasting management and infrastructure, (b) annual cost savings of £13 million in production as a result of the combination of the parties' current program production and UK and international program distribution businesses, as well as from operational improvements in the combined business, and (c) £16 million of cost savings per annum attributable to reduced central overheads.

        In addition to cost savings that have already been identified, ITV plc will seek to achieve further operational improvements.

        The one off cash cost of achieving the future cost savings of £57 million per annum is estimated to be approximately £58 million with additional non-cash costs in the region of £15 million. The majority of costs are expected to be incurred in the year ending December 31, 2004. The costs of achieving cost savings to date have already been met by the Company and Granada.

E. Overview of the Broadcast Television Market in the United Kingdom

1.     Free-to-air Television

        In the UK there are five main television channels, traditionally analogue terrestrial channels, which are available without charge ("free-to-air") to the majority of the UK population. Four of the five channels, BBC1, BBC2, ITV1 and Channel 4, are available to about 99% of the UK population, while the fifth, five, is available to around 80%.

        BBC1 and BBC2 are operated by the British Broadcasting Corporation ("BBC"), a broadcasting corporation established in 1927 under a Royal Charter. This charter is renewed periodically, with the current charter running until the end of 2006. These channels carry no advertising other than for the BBC's own services and programming and are financed mainly by a mandatory annual television license fee paid by the majority of UK television homes. In addition to these two non-commercial channels, there are three main commercial television channels, ITV1, Channel 4 and five, which rely on advertising and, to a much lesser extent, program sponsorship revenue for their funding. ITV1 is a national television network made up of 15 regional Channel 3 licensees, which between them cover the whole of the UK. In addition there is a national breakfast-time Channel 3 licensee (GMTV) which is broadcast on the ITV network daily between 06:00 and 09:25.

        Since December 29, 2003, commercial television broadcasting in the UK has been subject to regulation primarily under the Communications Act 2003. Previously commercial television broadcasting was subject to regulation primarily under the Broadcasting Act, together with the various rules and codes published under the Broadcasting Act. The body with primary responsibility for ensuring compliance with the Broadcasting Act was the ITC. These functions were transferred to Ofcom, the new communications industry regulator, under the Communications Act, see "Item 4—Information on the Company—I. Regulation—1. UK Television Regulation".

        There has been significant consolidation within ITV in the last decade, including the Company's acquisitions of Central in 1994, Westcountry in December 1996 and HTV in October 2000. The Company's proposed merger with Granada will very substantially consolidate ITV. The Merger is possible under the new Communications Act, which received Royal Assent on July 17, 2003, which removed restrictions on ownership and control of Channel 3 licenses. The provisions under the Communications Act relating to broadcasting regulation and media ownership came into force on December 29, 2003.

        Through its four regional Channel 3 licenses, the Company accounted in calendar 2003 for approximately 40% of ITV1 net advertising revenue ("NAR") and 20% of total television NAR. In the 12 months to September 30, 2003, the Company's regional Channel 3 licenses had a total UK television audience share of approximately 8%. ITV plc, the new company to be formed by the merger of the

Company and Granada, will own 11 regional Channel 3 licenses, which together broadcast to around 50 million people and, in the 12 months to September 30, 2003, had a total UK television audience share of approximately 20%. In calendar 2003, ITV plc's 11 regional Channel 3 licenses accounted for over 90% of ITV1 NAR and about 47% of total television NAR.

        The Channel Four Television Corporation is a statutory corporation provided for under the UK Broadcasting Act 1990. It operates a national commercial channel, Channel 4, that is licensed by Ofcom. Channel 4 is accountable to Parliament through Ofcom and provides a single schedule of programming throughout the UK (except in Wales, where a separate broadcaster, S4C, which is funded by a combination of advertising and Government grants, broadcasts Welsh language programming).

        Channel 5 Broadcasting Limited ("Channel 5") was awarded the license to provide the UK's fifth main television channel in October 1995. The new channel launched in March 1997 and today broadcasts under the brand name "five". Channel 5 is licensed by Ofcom and is 65% owned by RTL Group ("RTL") and 35% by United. The channel is currently available to approximately 80% of the UK population, which is expected to rise slowly in the future.

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

2.     Multi-channel Television

        Multi-channel television is currently widely available to most UK households through three principal delivery methods: DSAT, cable and DTT. Approximately 12 million households in the UK currently subscribe or have access to multi-channel television services, representing some 48% of UK television homes and 55% of viewers.

Digital Satellite Television

        The leading provider of digital satellite pay television services in the UK is BSkyB. BSkyB's analogue satellite television service was launched in 1989 and in October 1998, BSkyB launched a digital satellite television service ("Sky digital"). BSkyB completed the migration of by far the majority of its analogue customer base to its Sky digital service and ceased transmission of its analogue satellite television service in September 2001. As of the end of September 2003, BSkyB reported that it had 7.0 million subscribers to Sky digital, equivalent to approximately 28% of UK television homes.

        In addition, according to estimates published by the ITC, as of the end of September 2003, there were over 0.8 million UK television homes with DSAT receiver equipment that receive only the free-to-air channels available via satellite.

        As of the end of June 2003, BSkyB operated and distributed 15 wholly-owned television channels (excluding time-shifted versions) and held significant equity interests in a number of other television channels and audio services which it also distributes. BSkyB currently sells its channels retail via digital satellite, wholesale to other pay television services and has secured distribution of versions of three of its channels on DTT. In addition, BSkyB undertakes the marketing and distribution of numerous other subscription channels owned by third parties.

        Over 400 channels are potentially available to subscribers to Sky digital, depending on the type of channel package taken. The total channels available include basic and premium channel offerings, as well as pay-per-view ("PPV") services, time shifted channel options, audio and radio channels. Sky digital carries BSkyB's wholly- and partly-owned and joint venture channels plus a range of third party pay channels. A number of encrypted and unencrypted free-to-air channels are also available, including eight BBC channels, ITV1, ITV2 and ITV News Channel, Channel 4 and five. In addition, BSkyB offers interactive television services under the brand name Sky Active, including e-mail, games, shopping and betting.

        As part of its Sky digital offering, BSkyB launched Sky Plus ("Sky+"), an integrated digital video recorder and satellite receiver and service, in 2001. As of September 30, 2003, Sky+ had 0.1 million subscribers.

Cable Television

        There are two principal cable television operators in the UK, NTL and Telewest Communications plc ("Telewest"), following the acquisition by NTL of the cable television assets of Cable & Wireless Communications plc ("CWC") in May 2000. Substantial finance has been raised to build cable networks in most major UK conurbations and to acquire subscribers. As of September 30, 2003, around 13 million UK homes had been passed and marketed by NTL and Telewest, representing just over 50% of UK television homes. Of these homes, some 3.3 million homes in total were connected to cable television, representing a penetration rate of 25%. NTL and Telewest launched the roll out of digital cable television services during 2000 and at the end of September 2003, NTL reported 1.3 million digital television subscribers and Telewest 0.9 million digital television subscribers, representing 64% and 75% respectively of their total television subscribers in the UK.

Digital Terrestrial Television

        DTT technology permits digital television transmissions to be received by a conventional terrestrial roof-top aerial.

        Sufficient frequencies for six DTT multiplexes (known as 1, 2, A, B, C and D) were allocated by the ITC. The term multiplex refers to a single block of spectrum able to transmit a number of television channels. Each multiplex, which is broadcast alongside the five existing analogue terrestrial television services (BBC1, BBC2, ITV1, Channel 4 and five), is currently capable of carrying approximately four to seven television channels, depending on a number of factors including broadcast quality, the transmission mode used and the quantity of additional services offered, such as interactivity.

        Two transmission modes are currently in use. Multiplexes 1, B, C and D broadcast in 16-QAM (which provides improved signal reliability and coverage at the expense of decreased channel capacity) and multiplexes 2 and A are broadcast in 64-QAM (which allows for increased capacity at the expense of signal reliability and coverage). Total channel capacity of each multiplex in the future will depend upon the type of services offered and transmission mode used by the DTT multiplex operators in compliance with their license commitments. Future improvements in compression technology and statistical multiplexing may increase channel capacity.

        DTT reception is estimated at approximately 50%-60% of UK households and an estimated further 20%-25% could potentially receive DTT with a new terrestrial roof-top aerial, depending on the transmission modes used. The UK Government has set out a number of criteria that must be met before the switch-off of analogue television services can occur and confirmed in September 2003 that analogue switch-off remains achievable by 2010.

        The existing analogue terrestrial broadcasters were allocated or "gifted" all or part of a multiplex. The BBC, ITV, Channel 4 and five are required to use part of this allocated capacity to simulcast their existing analogue services. The BBC was allocated by the UK Government Multiplex 1 and Digital 3 and 4 Limited (a joint venture between ITV Network Limited and Channel 4) was granted by the ITC the license to operate Multiplex 2. Five and S4C were allocated capacity on Multiplex A. For S4C this is in Wales only and this multiplex is also required to carry Gaelic programming in Scotland.

        On the rest of its allocated capacity, the BBC is allowed to broadcast additional free-to-air channels and interactive services subject to Government approval. ITV, Channel 4 and five are allowed to broadcast free-to-air, subscription or PPV channels as well as interactive and multimedia services (subject to limits on the amount of capacity which can be dedicated to these latter services). See "Item 4—Information on the Company—H. Competition—1. Broadcasting". SDN Ltd ("SDN"), owned by S4C, United and NTL, has been awarded the license to operate the remaining capacity on Multiplex A nationally.

        In July 2002, the ITC awarded the licenses to operate Multiplex B to the BBC and multiplexes C and D to Crown Castle International ("Crown Castle"). The BBC, Crown Castle and BSkyB are equal partners in DTV Services Limited ("DTV Services"), a company formed to provide consumer, retailer and marketing support for a new free-to-air multi-channel DTT service launched in October 2002 under the generic brand Freeview. As a result and together with the services transmitted on multiplexes 1, 2 and A, some 30 free-to-air television channels and text services are now available on DTT, including ITV1, ITV2 and ITV News Channel, and over 20 radio stations, together with additional interactive services. The DTT platform does not offer a pay television option. According to ITC estimates, as of the end of September 2003, approximately 1.9 million UK homes could access all or most of the DTT services available.

3.     Television Advertising

        Total TV NAR is estimated at around £3.2 billion for calendar 2003, of which ITV1 had an estimated 51% share, Channel 4—20%, five—8%, GMTV—2% and the combined total of all satellite, cable and DTT channels—20%. ITV1's large share results principally from its share of commercial viewing of over 50% in peak time (19:00-22:30). ITV1 regularly has over 10 million viewers at peak time compared with between 3 million and 4 million for Channel 4, ITV1's nearest commercial competitor. In calendar 2003, ITV1's average audience in peak time was 7 million viewers compared to an average of 2 million viewers for Channel 4 and 1 million viewers for five.

4.     Television Viewing

        The viewing shares of the five main free-to-air channels shown below are the combined viewing through all platforms: analogue and digital terrestrial, DSAT and analogue and digital cable. During calendar 2003, broadcasters had the following shares of UK television viewing as calculated by the Broadcasters Audience Research Board ("BARB"):

All Time (06:00-05:59)

        ITV1 (including GMTV)—23.8%, BBC1—25.7%, BBC 2—11.1%, Channel 4—9.7%, five—6.5% and the remaining satellite, cable and DTT channels combined—23.2%.

Peak Time (19:00-22:30)

        ITV1—31.5%, BBC1—27.3%, BBC2—9.8%, Channel 4—8.7%, five—5.8% and the remaining satellite, cable and DTT channels combined—16.9%.

F. Operating Activities

        During the 2003 fiscal year the Company divided its activities for management purposes into three main operating divisions: Broadcasting, Screen Advertising and Content. On March 16, 2001, the Company sold the Technicolor division and the results of these businesses are shown as discontinued operations in 2001 and in all prior periods presented.

        The following table summarizes the Company's net sales from each operating division for each of the last three fiscal years. Results for the fiscal year ended September 30, 2001 has been restated where appropriate to reflect the disposal of the Technicolor division. The net sales figures below are stated before share of joint ventures' net sales.

	Year ended September 30,
	2003		2002		2001
	(in millions)
Broadcasting	£719.3	76.6%	£739.4	76.7%	£772.7	48.2%
Screen Advertising	68.1	7.3%	60.1	6.2%	57.4	3.6%
Content	151.1	16.1%	165.1	17.1%	181.7	11.3%
Other	—	—	—	—	28.3	1.8%

	938.4	100.0%	964.6	100.0%	1,040.1	64.9%
Discontinued operations	—	—	—	—	561.4	35.1%

Total	£938.4	100.0%	£964.6	100.0%	£1,601.5	100.0%

        The following table contains a geographical analysis of the Company's net sales, by destination of sale, for each of the last three fiscal years.

	Year ended September 30,
	2003		2002		2001
	(in millions)
United Kingdom	£885.6	94.4%	£918.3	95.2%	£962.1	60.1%
United States	19.0	2.0%	17.0	1.8%	43.2	2.7%
Continental Europe	25.0	2.7%	18.8	1.9%	22.7	1.4%
Japan and other	8.8	0.9%	10.5	1.1%	12.1	0.8%

	938.4	100.0%	964.6	100.0%	1,040.1	65.0%
Discontinued operations	—	—	—	—	561.4	35.1%

Total	£938.4	100.0%	£964.6	100.0%	£1,601.5	100.0%

Broadcasting

        The Broadcasting division encompasses the Company's broadcasting, television advertising sales and facilities businesses.

        The Company operates four regional Channel 3 licenses through its subsidiaries Carlton Broadcasting, Central, Westcountry and HTV (together "Carlton Television") that broadcast to approximately 46% of UK television homes (including London).

        Carlton Broadcasting.    Carlton Broadcasting holds the London Weekday regional Channel 3 license ("London Weekday") which broadcasts from 09:25 to 06:00 Mondays to Thursdays and 09:25 to 17:15 on Fridays. Carlton Broadcasting's current license expires on December 31, 2008, following its renewal on January 1, 1999 (see "Item 4—Information on the Company—I. Regulation—1. UK Television Regulation"), but can be renewed before then. The London Weekday region offers the largest regional audience in UK commercial television with some 5 million television homes and 11 million viewers, accounting for approximately 20% of all television homes in the UK. The London Weekday region has one of the highest shares of ITV1 NAR with an estimated share of 15.3% of such revenue in calendar 2003.

        Central.    Central holds the regional Channel 3 license for the East, West and South Midlands of the UK ("Central region") and renewed its license with effect from April 1, 2001 for a further ten year period. Based in Birmingham, Nottingham and Abingdon, the Central region broadcasts seven days a week from

09:25 to 06:00 to approximately 4 million television homes and 9 million viewers. The Central region's share of ITV1 NAR in calendar 2003 is estimated at 16.5%, the highest of all the regional Channel 3 licenses.

        HTV.    HTV is the regional Channel 3 license holder for Wales and West of England, which broadcasts to approximately 2 million television homes and 4.5 million viewers and accounted for an estimated 5.9% of ITV1 NAR in calendar 2003. HTV broadcasts seven days a week from 09:25 to 06:00. The Company acquired HTV in October 2000. HTV's license was renewed as of January 1, 1999 and expires at the same time as the London Weekday regional Channel 3 license.

        Westcountry.    Westcountry is the regional Channel 3 license holder for South-West England ("West Country region"), which broadcasts to approximately 0.7 million television homes and 2 million viewers and accounted for an estimated 2.1% of ITV1 NAR in calendar 2003. The West Country region broadcasts seven days a week from 09:25 to 06:00. The West Country region's license was renewed as of January 1, 1999 and expires at the same time as the London Weekday regional Channel 3 license.

        Carlton Sales.    Carlton Sales undertakes the Company's television advertising airtime sales activities. Carlton Sales sells the advertising airtime for the Company's four regional Channel 3 licenses, as well as for SMG's regional Channel 3 licenses Scottish TV and Grampian TV and for ITV2 in conjunction with Granada.

        MPC.    MPC creates high-end digital visual effects and computer animation for the advertising, music, TV and feature film industries.

        Carlton 021.    Carlton 021 provides outside broadcast facilities for live events, including sport, concerts and award shows.

Screen Advertising

        Carlton Screen Advertising.    Carlton Screen Advertising is the market leader in cinema advertising sales in the UK and the Republic of Ireland. In the UK, Carlton Screen Advertising has exclusive rights to sell advertising on over 2,200 cinema screens which account for 64% of UK cinema admissions. The contracts with cinema owners vary in length from 1 to 7 years. In return for granting exclusive rights to Carlton Screen Advertising, the cinema owner receives a share of Carlton Screen Advertising's revenues from advertisers, and in certain cases this may be underpinned by a minimum guarantee.

        Advertising on cinema screens allows advertisers to target an audience demographic that is generally more youthful and of a higher social class than other media in an environment that generates high levels of brand awareness.

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

        Carlton Productions.    Carlton Productions conducts the Company's program production operations. Carlton Productions' programming, a mix of in-house productions and co-productions with other independent producers, is made primarily for ITV and other UK broadcasters. Action Time and Planet 24 are specialist units operating within Carlton Productions which produce and license game shows, entertainment and lifestyle programming for the UK and for international markets. Carlton Productions has also established international production and development ventures, including with PBS in the United States. In 2002, Carlton Productions LLC was established as a small US-based production unit specialising in documentary and factual commissions for US broadcasters.

        Carlton International.    Carlton International is an international distributor of films and television programs. Carlton International distributes programs from Carlton's libraries, other UK broadcasters and independent producers. The libraries are continually supplemented by the Company's own production of new programs. The Company has also acquired film collections, including the Rank Film Library, the UK rights to the Rohauer Collection and the ITC Library. Carlton International's library contains over 1,500 feature films, and 18,000 hours of television programs. Carlton International's US operation comprises US program sales and distribution activities together with the wholly-owned television movie production and acquisition business, Carlton America, including Hamdon Entertainment. Carlton International is also responsible for supervising a full range of merchandise licensing rights for the Company's library assets, including video, DVD, toys, clothing, publishing and electronic games for the UK and international markets. The Carlton Publishing Group, including Carlton Books and Andre Deutsch, publishes entertainment, sports and lifestyle books and Carlton Visual Entertainment (formerly Carlton Video) is a supplier of full and mid-priced video and DVD home entertainment products in the UK.

G. Associated Companies, Joint Ventures and Investments

        France Télé Films.    The Company has a 33% interest in France Télé Films S.A., which operates the cable and satellite channel Festival in France.

        GMTV.    The Company has a 25% interest in GMTV which holds the national Channel 3 breakfast license and broadcasts daily from 06:00 to 09:25. GMTV renewed its current license with effect from January 1, 1999 until December 31, 2008.

        ITN.    Carlton owns a 20% interest in ITN, a supplier of national and international news programming for ITV1, Channel 4 and five, as well as for various radio and international television channels. In November 2001, ITV1 signed a new six year contract with ITN effective January 1, 2003.

        ITV2.    The Company has a 44.1% interest in ITV2, a free-to-air digital general entertainment channel, which launched in December 1998. The channel is available on DTT, DSAT and the main UK cable television networks.

        ITV News Channel.    The Company owns a 32.5% interest in ITV News Channel, the 24-hour rolling news service. ITV News Channel is available on DTT, DSAT and the main UK cable television networks.

        LNN.    The Company owns a 50% interest in LNN, a joint venture with LWT (Holdings) Limited ("LWT"), owned by Granada, which provides seven day local news and transmission services for the London Weekday and London Weekend regional Channel 3 licenses, GMTV and other regional Channel 3 licenses.

        Screenvision Europe.    The Company has a 50% interest in Screenvision Europe, the cinema screen advertising joint venture with Thomson operating across continental Europe.

        Screenvision US.    The Company has a 50% interest in Screenvision US, the cinema screen advertising joint venture with Thomson based in the US.

        Thomson.    The Company has a 5.5% interest in Thomson.

        The Company is represented on the boards of all of the above companies.

H. Competition

1. Broadcasting

        The UK's main commercial television networks—ITV1, Channel 4 and five—compete with each other, the BBC and satellite, cable and DTT channels for viewing audiences.

        In February 2000, the Government announced that the BBC would receive an extra £200 million a year on average in license fee funding between 2000/01 and 2006/07 and would be required to make cumulative efficiency savings of over £1 billion over the same period.

        The BBC is also expanding its commercial activities, including BBC Worldwide, BBC Technology, BBC Resources and BBC Broadcast. The BBC has established channel and programming-related joint ventures in the UK and internationally with, amongst others, Telewest, Alliance Atlantis Communications, Discovery Communications, FOXTEL and FremantleMedia. Some of the profits from these activities has been, and is likely to continue to be, directed towards funding the BBC's television activities.

        In calendar 2003, BBC1 and BBC2 had an audience share of around 26% and 11% respectively and a combined programming spend (including news and regional programming) in the 12 months to March 31, 2003, the latest date for which information is available, of approximately £1.5 billion.

        Channel 4 had an audience share of around 10% in calendar 2003 and in the 12 months to December 31, 2002 invested approximately £435 million in its schedule. In calendar 2003, five had an audience share of 6.5% and is estimated to have invested around £158 million in its schedule. By comparison, ITV1's audience share amounted to around 24% in calendar 2003 and its spend on network programs was £792 million in the 12 months to September 30, 2003.

        In homes with access to multi-channel television, the Company faces further competition for viewers from additional channels and services from the BBC and Channel 4, as well as channels only available on satellite, cable or DTT.

        The BBC broadcasts six free-to-air channels which are available only on satellite, cable and DTT: BBC Three, BBC Four, BBC News 24, CBBC, CBeebies and BBC Parliament. Total spend by the BBC on programming for all its television channels in the 12 months to March 31, 2003 was approximately £1.7 billion.

        UKTV, a joint venture between the BBC and Flextech Television ("Flextech"), a division of Telewest, owns and operates eight channel brands: UK Gold, UK G2, UK Drama, UK Food, UK History, UK Horizons, UK Style and UK Bright Ideas. In addition Flextech owns and operates other channel brands, including Bravo, Challenge, FTN, LivingTV and Trouble.

        Channel 4 launched a premium subscription film channel, FilmFour, in November 1998 and a new general entertainment pay channel, E4, in January 2001.

        BSkyB owns and operates 15 channels (excluding time-shifted versions), including the entertainment channel Sky One, which had an audience share of 1.6% in calendar 2003, and premium sport and movie channels. BSkyB also holds significant equity interests in a number of other subscription television channels and audio services, including Nickelodeon, Paramount and the National Geographic Channel.

        ITV1 and ITV2 compete with the BBC, Channel 4, five and satellite, cable and DTT channels, including channels owned by BSkyB, for commissioned and acquired programs and sports rights necessary to construct an attractive schedule for viewers. However, ITV1's major program requirement is still for high quality domestically produced drama and light entertainment, which is substantially produced by the companies operating the regional Channel 3 licenses.

        The Company's four regional Channel 3 licenses compete for advertising sales principally with Channel 4, five, S4C (in the case of HTV Wales) and satellite, cable and DTT channels.

        Channel 4's share of total TV NAR during calendar 2003 is estimated at approximately 20%, five's approximately 8% and BSkyB's share approximately 11%. ITV1's share of total TV NAR over the same period is estimated at approximately 51%. The advertising revenues received by satellite and cable channels and five since launch have contributed to the reduction in the share of television advertising revenues received by the Company's regional Channel 3 licenses.

        The Company expects that the penetration of multi-channel services and viewing to channels available on such services will continue to increase, potentially impacting the overall viewing share and advertising share of ITV1. However, the Company believes that ITV1 will remain the only commercial channel in the UK capable of regularly achieving audiences of over 10 million people at any one time and expects ITV1 to retain the largest share of UK television advertising revenues. ITV plc's strategic aim to develop the UK's leading package of free-to-air commercial television channels in the digital world could also help to partially mitigate any decline resulting from rising multi-channel penetration.

2. Screen Advertising

        In the UK, Carlton Screen Advertising competes with Pearl & Dean, owned by SMG, for advertising sales contracts with cinema owners and for cinema advertising monies. In certain territories, including the US, the Company's cinema screen advertising businesses compete with similar sales operations controlled by cinema owners.

3. Content

        Carlton Productions currently competes with Granada, SMG and Ulster Television plc ("Ulster"), which also own and operate regional Channel 3 licenses, and with independently owned and managed production companies and other broadcasters' own production operations, for commissions to produce original programming and for the required personnel and resources to produce such commissions. Carlton International competes with other television and film libraries based in the UK, including the BBC, the US and elsewhere for programming and film rights sales to broadcasters, as well as with packaged media distributors and merchandising franchisees.

I. Regulation

1. UK Television Regulation

        Since December 29, 2003, commercial television broadcasting in the UK has been subject to regulation primarily under the Communications Act 2003. Previously commercial television broadcasting was subject to regulation primarily under the Broadcasting Act, together with the various rules and codes published under the Broadcasting Act. The body with primary responsibility for ensuring compliance with the Broadcasting Act was the ITC. These functions were transferred to Ofcom, the new communications industry regulator, under the Communications Act, as described below.

        The Communications Act.    The Communications Act received royal assent on July 17, 2003. Most of the provisions relating to broadcasting regulation and media ownership came into force on December 29, 2003 and the regulatory duties and powers of the ITC were assumed by Ofcom from this date. Many of the ITC's duties and powers were transferred without any changes to them. Certain changes to the regulatory regime relevant to the Company and introduced by the Communications Act are outlined below.

        In summary, the key changes brought about by the Communications Act that affect the Company and which came into force on December 29, 2003 are:

  —
  the functions of the ITC were transferred to Ofcom; and

  —
  the restrictions on ownership and control of Channel 3 licenses and ITN contained in the Broadcasting Act were removed or liberalised.

        Channel 3 licenses.    ITV1 is a national television network made up of 15 regional Channel 3 licensees, which between them cover the whole of the UK. There are 14 broadly distinct, though partially overlapping, regions with the London region divided between separate licensees for weekdays (London Weekday), owned by the Company, and the weekend (London Weekend), owned by Granada. In addition there is a national breakfast-time Channel 3 licensee (GMTV) which broadcasts on the ITV network daily between 06:00 and 09:25.

        The Company's subsidiaries Carlton Broadcasting, Central, HTV and Westcountry were awarded their respective regional Channel 3 licenses for an initial ten year period ending December 31, 2002. Under the terms of the Broadcasting Act 1990 incumbent license holders could renew on an uncontested basis their license for a new ten year period before the end of those licenses. Regional Channel 3 licensees have had to make annual payments to the ITC to maintain their licenses and henceforth these annual payments will be made to Ofcom. In calendar 1998, Carlton Broadcasting and Central paid 11% of their annual terrestrial television advertising, sponsorship and other qualifying revenue (the "Qualifying Revenue Charge" or "PQR") to the ITC, but for the smaller HTV the percentage was 2% and for Westcountry the percentage was nil. Licensees were also required to pay an annual license fee based on the original cash bid for the relevant license.

        In January 1998, following a period of consultation, the ITC published a document setting out the methodology and procedure for renewing on an uncontested basis the regional Channel 3 licenses. Carlton Broadcasting, Central and Westcountry each submitted ten year business plans to the ITC in June 1998 in their requests for new ten year licenses to be effective from January 1, 1999. So did HTV, which was not at the time owned by the Company. When offering the new ten year licenses, the ITC set new financial terms based on its own financial modelling and taking into account the licensee's views. The financial terms were then set to give a 10% real pre-tax return as estimated by the ITC from the analogue transmissions over the ten years of the license period. This was calculated for each license on a stand-alone basis, excluding the cost benefits of common ownership and after allowing for the opening period/year investment and subsequent net investment in fixed assets and working capital. The apportionment of the net cash flows to the digital (simulcast) transmissions was made as a function of the estimated penetration of homes in the licensee's region of the digital simulcast service of ITV1 whether by DTT, digital cable or DSAT as a proxy for the channel's digital viewing share. Pursuant to the financial terms, the ITC based the license payments on the total estimated cash flows in excess of the 10% real pre-tax return on analogue transmissions and aimed to set the financial terms at such a level that, over the course of the license, 25% of the net present value of the total payments would be in the form of cash bids and 75% in the form of PQR.

        The Company renewed its London Weekday and West Country region licenses for ten years with effect from January 1, 1999, as did HTV. Under the new licenses Carlton Broadcasting, HTV and Westcountry pay PQR rates of 20%, 7% and 13% respectively. In the twelve months to September 30, 2003 the PQR cost on the analogue revenues was £29.0 million for Carlton Broadcasting, £2.8 million for Westcountry and £3.8 million for HTV. No PQR is payable on the proportion of revenues attributed to the viewing of ITV1 via digital broadcasts, which is currently measured as the proportion of homes receiving a digital television signal. In 2003 the annual license fee was £17.3 million for Carlton Broadcasting, £1.2 million for Westcountry and £2.3 million for HTV. The annual license fees are adjusted each year in accordance with the change in the RPI, which increased by 0.7% in 2001, 2.9% in 2002 and 2.8% in 2003.

        In December 1998, the Company rejected the terms offered to Central for the Central region principally because they would have resulted in higher license payments in fiscal years 1999-2002. Central re-applied for, was offered and accepted a new license from April 1, 2001 (the latest date to renew on an uncontested basis), the financial terms of which are an annual license fee of £7.6 million which became effective from January 2002, and a PQR rate of 17% which was effective from April 2001. In the 12 months to September 30, 2003 the annual license fee for Central was £7.7 million and the PQR cost was £27.8 million. It was expected that Carlton Broadcasting, HTV and Westcountry would be able to apply to renew their licenses as from January 2005 and Central as from April 2007. However, in January 2004, Ofcom announced a consultation on its new approach to the review of license terms for Channel 3 broadcasters (see Digital licenses below).

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

        Each of the regional Channel 3 licensees is a member of a federal structure which provides for the independent scheduling, commissioning and purchasing of programs across the nationwide network (save for certain regional variations). As was required by the Broadcasting Act 1990 (and continues to be required under the Communications Act 2003), this federal structure is set out in the network supply contract which was entered into among the various regional Channel 3 licensees and the Independent Television Association Limited, now renamed ITV Network Limited ("ITV Network"), on May 11, 1992. It has since been amended through a series of supplemental agreements entered into on June 30 and September 24, 1993 and on March 6, 1995.

        The network supply contract provides for the establishment of a central council, the ITV Network Council, which is responsible for making all decisions in relation to the operation of the ITV Network Centre, including determining program strategy and setting the annual ITV1 network program budget. Most decisions of Council can be passed by a simple majority of the members in attendance (on the basis of one vote per member), however certain reserved matters require 60% of the votes cast to be approved (e.g. the ITV1 network program budget). The number of votes which each licensee has in respect of these reserved matters is calculated from a pre-determined formula which is applied to the licensee's share of weighted qualifying revenues in the previous year. During calendar 2003, the Company had 40.260% of the voting rights on this basis and Granada had 53.337%.

        The funding of the annual ITV1 network program budget is undertaken by the regional Channel 3 licensees. To date, each licensee's funding share has been determined by reference to ITV1 NAR share, adjusted to take account of small company allowances and certain regional opt-outs. As a result of the merger undertakings given by the Company and Granada (see below), increases in the contributions of the other regional Channel 3 licensees are to be capped at the rate of inflation, save for exceptional events. ITV Network may suspend a regional licensee's membership in the event of failure to pay any amount due under the network supply contract within 5 business days of the due date. In the 12 months to September 30, 2003, ITV1's spend on network programs (excluding regional programming) was approximately £792 million, the Company's share being approximately 41% and Granada's 53%.

        Digital licenses.    Under the Communications Act, Channel 3 license holders are to be offered the opportunity to exchange their existing licenses for new digital licenses. Ofcom will be required to offer the new digital licenses as soon as practicable after the ITC's functions have been transferred to it. The new digital licenses will run until the end of 2014, extending the current license periods by up to six years. The new licenses will carry over the same terms as the existing licenses, including the right to apply for a review of the financial terms of the license after six years from the last grant with renewals therefore becoming effective from 2005 or 2007. However, in January 2004, Ofcom announced a consultation on its new approach to the review of license terms for Channel 3 broadcasters. Under the consultation, Ofcom is proposing to align the license review periods for the Channel 3 licenses so that all reviews can begin from December 31, 2004. Ofcom is proposing that any Channel 3 licensees who submit license review applications on December 31, 2004 will be offered new financial terms by the end of June 2005. Under this scenario, the new fixed annual cash bid would be backdated to take effect on January 1, 2005, while the new PQR rate would take effect as of the start of the licensee's next accounting period. Ofcom says that it intends to publish a statement on the results of the consultation, including a decision on the final timetable for license reviews, by early April 2004. A second consultation is planned by Ofcom for June 2004 which will look at a more fully-defined proposition for the valuation methodology on which the new license terms will be based.

        License conditions.    Ofcom has authority to impose fines or revoke licenses if the licensee fails to remedy a breach of any license condition or to comply with any direction that Ofcom lawfully gives to the licensee. Ofcom may also vary a license if any change in the nature or characteristics of the licensee, or any change in the persons having control over or interests in it, is such that, had the change occurred before the granting of the license, such change would have induced Ofcom (or the ITC, as relevant) to refrain from granting the license. Ofcom has a wide discretion to vary the conditions of television licenses.

        The ITC issued various codes, including the Programme Code, the Code of Advertising Standards and Practice, the Code of Programme Sponsorship and the Rules on Amount and Scheduling of Advertising. The codes and rules include requirements as to impartiality and accuracy of news programming, requirements as to taste and decency, stipulations relating to use of sponsors and restrictions on the quantity and content of advertisements. In common with all other television licenses issued by the ITC, the Channel 3 licenses include obligations to comply with the codes and directions issued by the ITC. These codes (and the obligation to comply with them) continue to have effect following the coming into force of the Communications Act 2003, and the transfer of the ITC's functions to Ofcom, although Ofcom is expected to replace all these codes with codes of its own by the end of 2004.

        In addition to the "consumer protection" requirements contained in the Programme Code, which must be met by all licensed television program services, Channel 3 licensees have to meet significant "positive" requirements covering, for example, original productions/commissions, independent productions, news, regional production, networking, equal opportunities, training, provision for the deaf or hearing impaired and blind or partially sighted, national television archive and party political broadcasts (some of these apply only to the regional Channel 3 licenses). The licensees must provide services in accordance with the proposals made in their license applications, unless agreed otherwise by Ofcom.

        A further requirement introduced by the Communications Act is that the Channel 3 licensees must fulfil their public service remit. This requires them to provide a range of high quality and diverse programming. ITV1 and all public service broadcasters will also have to prepare a statement of program policy for which they will be under an obligation to monitor their compliance. The statement must commit the broadcaster to fulfil its public service remit and must be prepared by reference to guidance from Ofcom. If Ofcom concludes that a licensee has failed to fulfil its public service remit, it may issue directions requiring compliance. In the event of further non-compliance, Ofcom can impose more detailed regulation on the licensee. In November 2003, Ofcom announced a detailed review of public service broadcasting in the UK, as required under the Communications Act.

        Channel 4.    The Channel 4 Television Corporation is a statutory corporation established under the terms of the Broadcasting Act 1990. It operates Channel 4, a national commercial television channel that is licensed by Ofcom and is funded by advertising. Channel 4 was granted a new 10 year broadcasting license in January 2003 which is renewable for additional 10 year terms. Channel 4 is accountable to Parliament through Ofcom. Channel 4 has a statutory duty to provide information, education and entertainment; to appeal to tastes and interests not generally catered for by ITV1; to encourage innovation and experiment and to have a distinctive character of its own. Channel 4 must provide a wide range of programs and minimum amounts are allocated for news, current affairs, schools programs and other programs of an educational nature.

        Channel 5.    The license to provide the UK's fifth main television channel was awarded to Channel 5 in October 1995. As with the Channel 3 licenses, the Channel 5 license was awarded by competitive tender and the new channel commenced broadcasting in March 1997. Channel 5 applied for a renewal of its license for a 10 year period beginning April 1, 2003, the terms for which were announced by the ITC in February 2003 and were accepted by Channel 5 in March 2003. The Channel 5 license requires that the service must provide viewers with a range of high quality programs which appeal to a wide variety of tastes and interests. At least 51% of programming by time should be originally produced or commissioned, rising by two percentage points each calendar year to not less than 60% in 2009 and subsequent years. In the event of a change in control of Channel 5, Ofcom can institute a review of its effects or likely effects on the service and allows for the variation of the license.

        BBC Channels.    The BBC was established in 1927 under a Royal Charter, which is a formal document defining the BBC's general objectives and functions. The current Royal Charter, the seventh, which came into effect on May 1, 1996, runs until December 31, 2006. Before the renewal of the Royal Charter as of January 1, 2007, the Government is undertaking a detailed Charter Review and has invited public and industry consultation on a set of questions about the BBC and its future. After this consultation, the Government will publish a paper setting out its thinking and on which it will also consult. It will then publish its final recommendations on the BBC's future. The outcome of Ofcom's current review of public service broadcasting in the UK (see above) will also feed into the Government's review of the Royal Charter.

        The BBC's major source of funding is the license fee, which is levied on television households in the UK. In 1999 the Government announced a review of the BBC's funding. That review concluded that the license fee should continue to be the BBC's main source of income until at least the end of the year 2006. In February 2000, the Government announced that the BBC would receive an additional £200 million extra per year in license fee funding up to and including 2006/07 in return for efficiency savings.

        Programme production and content quotas.    The 15 regional Channel 3 licensees are members of the ITV Network which operates the ITV Network Centre. The ITV Network Centre independently commissions and schedules programs for broadcast on ITV1. Each regional Channel 3 licensee provides its own regional news and regional programming. The rest of its programs are commissioned or acquired by the ITV Network Centre, which commissions programs from licensees and independent producers on the basis of merit.

        Under the Broadcasting Act (and continuing under the Communications Act), 25% of the time allocated to qualifying programs (i.e. all programs except acquired material, news, repeats and party political broadcasts) must be commissioned from independent producers. This condition is included in all regional Channel 3 licenses (as well as the licenses for Channels 4 and 5 and also extends to the BBC). The Communications Act also requires every public service broadcaster to have in place a code of practice for commissioning programs from independent producers and for these codes to be approved by Ofcom. In January 2004, Ofcom approved new codes of practice as drawn up by the public service broadcasters in this respect.

        To qualify as independent, a producer or its parent may not have an interest of more than 25% in any broadcaster, or be a company in which a UK broadcaster has an interest of more than 25%, or be a company in which two or more UK broadcasters together have an interest of more than 50%. None of the programs produced by the regional Channel 3 licensees (including the Company) can qualify as independent productions, whether they have been produced for ITV1 or for another UK broadcaster.

        In addition, the EC Television Without Frontiers Directive requires Member States to ensure that television broadcasters (such as the Company) reserve a majority proportion of their transmission time for European works. This requirement was implemented by the Broadcasting Act and will continue under the Communications Act.

        Restrictions on ownership and control.    The Communications Act has abolished a number of restrictions which were contained in the Broadcasting Act on the accumulation of interests in licensed services, including:

  —
  the prohibition against one company holding two regional Channel 3 licenses for the same area (London is the only area with two regional Channel 3 licenses);

  —
  the prohibition against one company controlling licenses which would together account for more than 15% of the total television audience; and

  —
  the prohibition against one company holding more than a 20% stake in ITN.

        The Communications Act also abolished the prohibition against non-EEA ("European Economic Area") companies from owning a Channel 3 license.

        However, some restrictions remain. In particular, statutory provisions on cross-media ownership continue to prevent a publisher of national newspapers with 20% or more of the total national newspaper market from holding a Channel 3 license, and to prevent a publisher of local newspapers from holding a regional Channel 3 license where its local newspapers have a market share of 20% or more in the coverage area of the license.

        The cross media ownership restrictions relating to common interests in television and radio licenses have also been relaxed to a "2+1 rule", which will ensure that there are at least two local/regional commercial media voices in addition to the BBC. However, stricter limits apply where the holder of a regional Channel 3 license wishes to hold a local radio license covering the same area.

        There is also a prohibition on the joint ownership in the same area of a local radio license, a regional Channel 3 license and local newspapers having a local market share of 50% or more.

        In addition, where the Secretary of State intervenes in a media merger, Ofcom has a duty to advise the Secretary of State on whether the merger is in the public interest, while the OFT will advise on competition issues. The findings of Ofcom and the OFT will help to inform the Secretary of State's decision as to whether or not to refer certain media mergers to the UK Competition Commission.

2. Merger Undertakings

Background

        The Merger was referred to the UK Competition Commission on March 11, 2003. After being granted an extension of time, the Competition Commission submitted its report to the Secretary of State on August 21, 2003. On October 7, 2003 the Secretary of State announced that she had accepted the conclusions of the Competition Commission and had decided that the Merger could proceed, subject to appropriate undertakings being given by the Company and Granada. On November 14, 2003 the Secretary of State announced that she had accepted undertakings from the Company and Granada.

        The undertakings accepted by the Secretary of State consist of measures relating to the other regional Channel 3 licensees and measures to implement a system of Contract Rights Renewal ("CRR") for advertisers.

Undertakings relating to other regional Channel 3 licensees

        Under the measures relating to the other regional Channel 3 licensees (Scottish Television Limited, Grampian Television Limited (together referred to here as "SMG"), Ulster Television Limited ("Ulster") and Channel Television Limited ("Channel")), the Company and Granada have undertaken as follows:

  •
  the ITV Network Council will be convened at least twice a year to allow the other regional Channel 3 licensees to register their views and form an understanding of the overall direction of the broadcasting and program strategy for ITV1;

  •
  the contributions of the other regional Channel 3 licensees to the ITV1 network program budget will not increase over their 2003 level by more than inflation, save in the case of exceptional events (defined to include parliamentary elections, international conflicts and certain international sporting events);

  •
  the Company and Granada will not make the commissioning or broadcasting of a program conditional on using their own licensees for program compliance (program compliance is the process which ensures that the programs screened on ITV1 conform to the standards laid down by Ofcom);

  •
  the other regional Channel 3 licensees will be provided with clean broadcast feeds (i.e. a network program service with no advertisements, announcements or program promotions not relevant to the region being served included) of ITV1 for their respective regions;

  •
  if Ulster's local programming obligations change as a result of devolution in Northern Ireland, Ulster will be offered equivalent terms to those made available to SMG following devolution in Scotland;

  •
  the Company and Granada will report monthly to Ofcom the number and value of ITV1 hours purchased, by genre and supplier;

  •
  the Company and Granada will use their best endeavours to procure any changes to the ITV networking arrangements required to enable them to comply with the undertakings;

  •
  the other regional Channel 3 licensees will be offered the option to carry forward, for the duration of their licenses, terms similar to those currently in effect between each of them and the Company's or Granada's sales houses for the sale of airtime, and any successor licensees will be offered the airtime sales terms last agreed between the Company and/or Granada and their predecessor.

Undertakings relating to the sale of commercial airtime

        Introduction.    CRR was the remedy recommended by the majority of the Competition Commission panel. It is described by the Competition Commission in its published report as "a mechanism designed to give all advertisers and media buyers the fallback option of renewing the terms of their 2003 contracts without change for the duration of the remedy—except that where a contract specified a share of broadcast, this share would vary in direct proportion to ITV's share of commercial impacts."

        Protected Contracts.    The CRR undertakings relate to ITV1 advertising airtime and center around the notion of "Protected Contracts": any advertiser or media buyer holding a Protected Contract may renew it on the same terms (subject to an adjustment of any share of broadcast commitment contained within it as explained below) for the duration of this part of the remedy. For any advertiser or media buyer that has held a contract which was in force at any time from January 1, 2001 to November 1, 2003, their most recent contract for the purchase of advertising airtime on ITV1 will be their Protected Contract. For any other advertiser or media buyer, the next contract they conclude for the purchase of advertising airtime on ITV1 will be their Protected Contract.

        The Company and Granada will make the offer to allow parties to Protected Contracts to renew their contracts at least two months before their current airtime sales contract expires, and they will keep this offer open until it is accepted or a new agreement (on different terms) is concluded. If a party to a Protected Contract chooses to renegotiate its contract, rather than simply renew the terms of its Protected Contract under CRR, it can revert to its Protected Contract on expiry of the renegotiated contract or seek to agree with the Company and Granada that its renegotiated contract is to become its Protected Contract.

        Fair and reasonable terms.    The CRR undertakings include a general obligation on the Company and Granada to offer "fair and reasonable" terms to new advertisers and media buyers, as well as to advertisers or media buyers seeking to vary or renegotiate their existing contracts.

        Variation of share of broadcast commitments under CRR.    The vast majority of ITV1 airtime is sold pursuant to contracts known as "share deals". Such deals are entered into between the Company's and Granada's airtime sales houses and either media buyers, acting on behalf of advertisers or, in a few cases, individual advertisers directly. One of the main variables in share deals is the share of its total TV advertising budget that a customer commits to ITV1 for the period of the contract (the so called "share of broadcast"). Under the CRR remedy, the share of broadcast commitment(s) to ITV1 in a contract will be varied annually in direct proportion with ITV1's share of commercial impacts, weighted according to the media buyer's or advertiser's spend by demographic group and by region. However, the share of broadcast commitment(s) will be capped at the 2003 level (or initial contracted share for Protected Contracts coming into force after December 31, 2003).

        Advertisers moving between media buyers and mergers of customers.    Most advertisers purchase airtime through media buyers. The contracts between the media buyers and the airtime sales houses may specify each advertiser's share of broadcast commitment and other terms separately (known as a "Line-by-Line Agreement") or may simply specify the terms in aggregate for a number of the media buyer's clients (known as "an Umbrella Agreement"). The CRR remedy is intended to be sufficiently flexible enough to deal with advertisers moving between media buyers, and with mergers of media buyers or line-by-line advertisers as explained below.

(i)
Advertisers moving between media buyers

        The Company and Granada have undertaken to allow media buyers to apply the terms of their Protected Contract to advertisers who were previously covered by another media buyer's Umbrella Agreement, even if the Protected Contract does not explicitly cater for "new business" provided that this would not (i) cause the Company and/or Granada to over-trade (i.e. commit them to giving away more commercial impacts than they have available) or otherwise to breach contractual commitments; or (ii) result in a material lessening of the switching advertiser's share of broadcast commitment. If the circumstances referred to in (i) or (ii) apply, the Company and Granada may withhold their consent to the new media buyer applying its terms to the switching advertiser. However, if they do so, they must nevertheless offer the new media buyer fair and reasonable terms with respect to the switching advertiser, which can in future become part of the media buyer's Protected Contract. Advertisers which are part of a Line-by-Line Agreement may switch between media buyers and take their terms with them.

(ii)
Mergers of ITV1's customers

        If media buyers or line-by-line advertisers merge, they have the option of rolling forward their contracts separately or of combining their Protected Contracts into a single new contract which averages out their terms, weighted by spend. Additionally, merging line-by-line advertisers have the option of applying the terms of the Protected Contract of the advertiser which has spent more on ITV1, so long as this would not cause the Company and Granada to over-trade or put them in breach of pre-existing contractual arrangements.

        The adjudicator.    The CRR undertakings encompass an impartial adjudicator, appointed by Ofcom but paid for by the Company and Granada. The adjudicator will oversee the running of CRR and in particular adjudicate on (i) disputes arising under airtime sales contracts; and (ii) disputes regarding whether the Company and Granada have offered fair and reasonable terms to new advertisers or media buyers, or those seeking to renegotiate their contracts. The adjudicator will also adjudicate on disputes concerning advertisers switching media buyers and on whether the Company and Granada have complied with their obligation to offer the other regional Channel 3 licensees similar terms for the sale of their airtime on the expiry of their current contract. Advertisers and media buyers (but not the Company and Granada) will have the right to appeal decisions of the adjudicator to Ofcom. The CRR Adjudicator Rules and CRR Adjudicator Scheme, annexed to the undertakings, set out in detail exactly how the adjudication process is to work.

        Duration of the undertakings.    The undertakings do not specify a duration, but the Company and Granada may request a review by the OFT at any time. The Competition Commission recommended that the Company and Granada should accept any relevant changes to their license conditions arising out of the safeguards relating to the other regional Channel 3 licensees and that the undertaking giving the other regional Channel 3 licensees the option of renewing the terms of their sales contracts should last for the duration of the companies' respective licenses. With respect to the CRR undertakings, the Competition Comission recommended that these should last for a minimum of three years.

J. Information on ITV plc

        ITV plc will be a leading UK media company comprising the current businesses of the Company and Granada. There will be three main operating divisions separately covering broadcasting, news and production.

        ITV plc will own all of the regional Channel 3 licenses in England and Wales, which account for over 90% of ITV1 advertising revenues. ITV1 is the UK's largest commercial television channel. ITV plc will also own 100% of the free-to-air digital channel ITV2 and a 50% economic interest in GMTV.

        The news division will include ITV plc's 40% stake in the news provider ITN and a 65% interest in the ITV News Channel.

        ITV plc will have a 16.9% interest in SMG and a 50.5% economic interest in Granada Sky Broadcasting ("GSkyB"), a UK multi-channel operator. ITV plc will have stakes in Ireland's TV3 Television Network ("TV3") (45%), Australia's Seven Network (10%) and a number of other media investments. ITV plc will also have a 5.5% interest in Thomson.

        ITV plc will own the market leading cinema screen advertising businesses in the UK and Republic of Ireland and have similar joint ventures in continental Europe and the US.

        ITV plc's production arm will comprise the largest commercial television production company in the UK and one of Europe's largest program distributors.

K. Information on Granada

        Granada has businesses in television broadcasting and advertising sales and in program production and distribution. For the 12 months ended September 30, 2003, Granada reported turnover from continuing businesses of £1,411 million (2002: £1,408 million) and net assets at September 30, 2003 of £1,724 million.

Granada Broadcasting

        Granada owns seven regional Channel 3 licenses, 55.9% of ITV2 and a 25% economic interest in GMTV, as well as 20% of ITN and 32.5% of the ITV News Channel. Granada also owns 16.9% of SMG and a 50.5% economic interest in GSkyB. In Ireland, Granada owns 45% of commercial broadcaster TV3 and, in Australia, Granada owns a 10.31% interest in Seven Network and a 18.02% interest in Village Roadshow. For the 12 months ended September 30, 2003, the turnover of Granada Broadcasting was £881 million (2002: £899 million).

Granada Content

        Granada Content is one of Europe's largest commercial television program makers. The division makes programs for ITV and for other UK broadcasters, including the BBC, Channel 4 and BSkyB. Granada also sells and produces formats in a number of international territories, including the US, Australia and Germany. Granada's international distribution business sells programs from its own library and also on behalf of third party producers. Granada Learning sits within Granada Content and is a leading supplier of educational materials to UK schools. For the 12 months ended September 30, 2003, the turnover of Granada Content was £525 million (2002: £499 million).

Other

        Granada also owns stakes in Arsenal Football Club and Liverpool Football Club of 4.99% and 9.99% respectively.

L. Description of Property

Buildings

        At September 30, 2003, the Company leased office, studio and warehouse space in the following principal locations: London, Birmingham, Nottingham, Abingdon, Plymouth, Cardiff and Bristol in the UK.

        Leased properties cover an aggregate of approximately 1,328,474 square feet and expire at various dates through to 2123. As of September 30, 2003, annual aggregate lease payments relating to the Company's leases totaled approximately £11.1 million.

        In addition, at September 30, 2003, the Company owned freehold properties covering an aggregate of approximately 223,956 square feet. These properties, which include office and warehouse space, are principally located in London and Newbury in the UK, some of which are leased to third parties.

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

        Action Time has 22 formats active across 27 territories with shows in production or on air in every continent. Carlton's program production division produced 560 hours of programming in 2003 for all five major UK analogue terrestrial channels and leading satellite and cable channels.

        The Company has trademark rights for "CARLTON", which has been registered in the UK and registered or applied for in over 20 countries.

M. Organizational Structure

        The Company primarily carries out its business through wholly-owned operating companies. Set out in the table below are the principal operating companies as at September 30, 2003. All the companies are wholly owned and are incorporated and operating in the United Kingdom except as noted.

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
ITC Entertainment Group Limited*
The Moving Picture Company Limited*
Planet 24 Productions Limited*
Superhire Limited
Westcountry Television Limited*

*
Indirect holdings.
**
Operating as divisions of subsidiary companies.

(b)   Joint ventures and associates

	Country of registration/ incorporation	Nominal value of ordinary shares		Number of ordinary shares in issue	Proportion of shares held by group
GMTV Limited	England and Wales	£1		2,000,000	25%
Independent Television News Limited	England and Wales	£1		400,000	20%
ITV Digital Holdings Limited(1)	England and Wales	£0.10		207,001,000	50%
ITV2 Limited	England and Wales	£1		1,831,220	44.1%
ITV News Channel Limited(2)	England and Wales	1	p	1,000	32.5%
ITV Sport Channel Limited(3)	England and Wales	£1		2	50%
London News Network Limited(4)	England and Wales	£1		100	50%
Screenvision Holdings (Europe) Limited(5)	England and Wales	£1		40,208,404	50%
Technicolor Cinema Advertising LLC(6)	USA	US$1		122,000	50%
TV Eye Limited(7)	England and Wales	£1		5	20%

Notes

(1)
ITV Digital Holdings Limited (formerly ONdigital Holdings Limited) owns 100% of the share capital of ONdigital 1998 plc (in liquidation), which ceased to trade in May 2002.
(2)
Acquired in May 2002. The Group also owns 40.25% of the 20,350,000 preference shares of £1 each in issue.
(3)
Ceased to trade in May 2002.
(4)
The Group also owns 50% of the 2,500,000 7% Cumulative Preference shares of £1 each in issue.
(5)
Screenvision Holdings (Europe) Limited ("Screenvision Europe"), acquired June 2002, owns 100% of the share capital of Circuit A SAS, Screenvision Belgium S.A., Screenvision Netherlands BV, Screenvision Portugal S.A. and Screenvision Spain S.A..

(6)
Technicolor Cinema Advertising LLC ("Screenvision US"), acquired July 2001, Screenvision US owns 100% of the issued share capital of Cinema Billboard Network Inc, Screenvision Cinema Network LLC, Technicolor Cinema Billboard Inc, Technicolor Screen Advertising Inc, Technicolor Screen Services Inc and Screenvision Direct Inc.
(7)
Acquired in December 2002.

        As at September 30, 2003, the Group also held a 33% interest in France Télé Films S.A., operating in France. This is held as a fixed asset investment as the Company does not have a significant influence under the FRS 9 definition. The carrying value of this investment is not material.

Item 5—Operating and Financial Review and Prospects

        The review of operations is based on the financial position and performance of the Company as reported under UK GAAP.

        The Company has shown separately in Note 2 of Notes to the Consolidated Financial Statements the net income/(loss) before and after the financial effects of discontinued operations and exceptional operating items. A summary of the Company's results for 2003, 2002 and 2001 is shown below:

	Year ended September 30,
	2003	2002	2001
	(in millions)
Total net sales	£1,004.6	£1,072.8	£1,702.6
Less: share of joint ventures	(66.2)	(108.2)	(101.1)

Net sales	938.4	964.6	1,601.5
Analyzed as:
Continuing operations	938.4	964.6	1,040.1
Discontinued operations	—	—	561.4

	938.4	964.6	1,601.5
Operating costs	877.8	911.4	1,495.5
Exceptional operating items	10.1	(4.8)	58.6

Operating income	50.5	58.0	47.4
Analyzed as:
Continuing operations	50.5	58.0	4.4
Discontinued operations	—	—	43.0

	50.5	58.0	47.4
Share of operating results of joint ventures and associates	4.1	(107.2)	(194.0)
Income from fixed asset investments	2.8	—	—

	57.4	(49.2)	(146.6)
Profit/(loss) on sale and termination of businesses	3.2	(86.8)	(227.0)

Income/(loss) on ordinary activities before interest	60.6	(136.0)	(373.6)
Amounts written off investments	—	(8.2)	—
Net interest receivable/(payable)	(7.6)	(12.0)	(35.6)

Income/(loss) before taxes	53.0	(156.2)	(409.2)
Taxation on income	14.7	0.2	19.2

Net income/(loss)	£67.7	£(156.0)	£(390.0)

        In the 2003 fiscal year, the Company's consolidated net sales fell 2.7% to £938.4 million (2002: £964.6 million, 2001: £1,601.5 million) and operating income decreased 12.9% to £50.5 million (2002: £58.0 million, 2001: £47.4 million). Net sales decreased in 2003 and 2002 due to a fall in advertising revenues and decline in content net sales. Net sales also decreased in 2002 due to the sale of the Technicolor businesses in March 2001.

        Share of operating profits from joint ventures and associates in 2003 increased to £4.1 million (2002: £107.2 million losses, 2001: £194.0 million losses) due to the closure of ONdigital and ITV Sport Channel and other digital media businesses in 2002 and 2001.

        Income from fixed asset investments in 2003 includes a £2.5 million maiden dividend (before withholding tax) from the 15.5 million Thomson shares held.

        Net income before taxes in 2003 was £53.0 million (2002: £156.2 million loss, 2001: £409.2 million loss). Net income before taxes included a profit resulting from discontinued operations of £11.8 million (2002: £188.5 million loss, 2001: £369.6 million loss), which predominately related to Technicolor sale adjustments, primarily the release of litigation provisions.

        Net income before taxes from continuing operations in 2003 increased by £8.9 million to £41.2 million (2002: £32.3 million income, 2001: £39.6 million loss).

        The earnings per Ordinary share were 8.5p (2002: 24.8p loss, 2001: 59.7p loss) inclusive of 1.9p net income in respect of the net income from discontinued operations (2002: 26.8p loss, 2001: 51.6p loss). Dividends per Ordinary share were 4.0p (2002: 8.275p, 2001: 8.275p).

A. Operating Results

Fiscal Year Ended September 30, 2003 Compared to Fiscal Year Ended September 30, 2002

        In the 2003 fiscal year, consolidated net sales were £938.4 million, a decrease of £26.2 million or 2.7% over the 2002 fiscal year. The decline was principally due a weaker television advertising market in the second half (down 3.6%) and a fall in content net sales (down 8.5%).

        As a result of the sale of Technicolor, the UK is now the Company's only significant geographic segment. UK net sales by destination accounted for 94.4% of continuing operations net sales in 2003 or £885.6 million (2002: £918.3 million) and accounted for 87.1% of continuing operations operating income or £44.0 million (2002: 91.9%—£53.3 million).

        The increase in UK operating income was primarily due to £11.9 million of cost savings achieved during 2003, partially offset by weaker television advertising revenues. These cost savings relate to regional programming, transmission and network centre costs and savings in staff costs following the restructuring of various parts of the business.

        Operating costs in 2003 were £887.9 million (2002: £906.6 million) and as a percentage of net sales were 94.6% (2002: 94.0%). Operating costs in 2003 included exceptional operating items of £10.1 million (2002: £4.8 million net income). The exceptional operating items in 2003 were in respect of exceptional reorganisation and restructuring costs of £4.4 million, asset write-downs of £1.8 million and costs of £3.9 million incurred during the proposed merger with Granada.

        Operating income in 2003 was £50.5 million (2002: £58.0 million), a decrease of 12.9%. The components of this result are discussed in the divisional commentary below.

        The net profit on sale and termination of businesses in 2003 was £3.2 million (2002: £86.8 million loss). The £3.2 million figure in 2003 comprises a £8.6 million loss on sale or termination of businesses (categorized as continuing operations) and a £11.8 million profit on sale of businesses (categorized as discontinued operations).

Continuing Operations Loss on Sale or Termination of Businesses

        The liquidation in 2003 of the Italian operations of Screenvision Europe (a joint venture) acquired in 2002 resulted in a £7.6 million loss on termination of the business. A completion dispute exists in respect of this matter and a claim to recover the related costs has been made against the vendors. The claim is currently in arbitration with the International Chamber of Commerce. For additional information on such proceedings, see "Item 8B. Financial Information—Legal Proceedings" below. The sale of Euronews in 2003 by ITN (an associate) resulted in a loss on disposal for the Group of £1.0 million, including goodwill reinstated of £1.2 million which had originally been written off against reserves.

Discontinued Operations Profit on Sale of Businesses

        There were no new discontinued operations in 2003. The £11.8 million of discontinued operations in 2003 predominately relate to adjustments to the accrued costs in respect of the disposal of Technicolor in March 2001.

Broadcasting

        Net sales in 2003 decreased by 2.7% to £719.2 million (2002: £739.4 million) and operating income increased by 7.5% to £52.9 million (2002: £49.2 million). The decline in net sales was mainly due to a weaker television advertising market in the second half (down 3.6%). Total ITV1 NAR for the Carlton licenses decreased 2.3% to £644.2 million (2002: £659.5 million). Growth in advertising revenues from the finance, cosmetics and telecommunications sectors in 2003 was more than offset by the decline in revenues from other sectors such as cars, food and retail.

        The Company's ITV1 network program costs decreased by 2.3% to £325.0 million (2002: £332.5 million). The 2002 figure includes a £6.5 million stock provision.

        Operating income is calculated net of payments to the ITC for the Company's wholly owned broadcasting licenses, which in 2003 totaled £91.9 million before digital satellite costs (2002: £100.8 million) and were made up of annual license fees of £28.5 million (2002: £26.0 million) and PQR payments of £63.4 million (2002: £74.8 million). The increase in license fees in 2003 was primarily due to the full year effect from the renewed terms for the Central region license (see below). The decrease in PQR payments in 2003 was mainly due to the decline in NAR and the increase in viewing of the digital ITV1 service. In November 1998 ITV1 began broadcasting its service in digital, in addition to its existing analogue service. Under both the new and the existing licenses, no PQR is payable on the proportion of revenues attributed to the viewing of ITV1 via digital broadcasts. Therefore as digital penetration increases in the future, the proportion of the advertising and sponsorship revenues attracting PQR is expected to fall. The effect of this was to reduce PQR payments by £43.7 million (2002: £35.0 million). This benefit was partly offset by digital satellite transmission costs at a cost of £11.6 million (2002: £10.3 million).

        Under the current licenses which were renewed for ten years from January 1, 1999, London Weekday, HTV and West Country region paid annual license fees, which amount to £17.3 million, £2.3 million and £1.2 million (which are subject to RPI adjustment each year) respectively and PQR rates of 20%, 7% and 13% resulting in PQR costs in fiscal year 2003 of £29.0 million, £3.8 million and £2.8 million respectively. The 1999 terms offered to Central for the Central region were rejected principally because they would have resulted in higher license payments in fiscal years 1999, 2000, 2001 and 2002. Central re-applied for, was offered and accepted a new license from April 1, 2001 (the latest date that the license could be renewed without competitive tender), the financial terms of which are an annual license fee of £7.6 million which became effective from January 2002, and a PQR rate of 17% which became effective in April 2001. In 2003 the annual license fee for Central was £7.7 million (2002: £5.7 million) and the PQR cost was £27.8 million (2002: £32.0 million).

Screen Advertising

        Net sales increased by 13.3% to £68.1 million (2002: £60.1 million) and operating income increased 18.6% to £8.3 million (2002: £7.0 million).

        Revenues and profits increased in Carlton Screen Advertsing despite a 4% fall in UK cinema admissions against last year's 30-year high. Carlton Screen Advertising won the National Amusements Cinemas contract from October 2002. Its share of screens under contract now covers 63% of UK cinema admissions. Lord of the Rings, Harry Potter and Die Another Day gave the year a strong start, although summer blockbusters failed to live up to expectations. Key advertisers were COI Communications, Orange and Renault.

        The cinema advertising joint venture businesses in North America and continental Europe continue to be developed on similar lines to the UK market. Screenvision US moved into profit in the summer and the share of the turnover of these joint venture businesses totaled £50 million in the year.

Content

        Net sales decreased by 8.5% to £151.1 million (2002: £165.1 million) but operating income increased by 69.0% to £9.8 million (2002: £5.8 million). Operating income included £2.1 million from National Insurance rebates following a backdated legislative change. Content consists of Carlton Productions and Carlton International (incorporating Carlton Visual Entertainment and Carlton Publishing Group).

        Carlton Productions' net sales fell by 3.4% to £72.9 million (2002: £75.5 million) due to the loss of the Big Breakfast contract and the non-recommissioning of Survivor, programs previously produced by Planet 24.

        In Carlton International, the Company's international distributor of films and television programs, net sales fell by 12.6% to £78.2 million (2002: £89.5 million) due to the ending of the Momentum contract in Carlton Visual Entertainment and underperformance in the publishing market. This was partly offset by increased delivery of movies by Carlton America, the US-based TV movie production and acquisition business.

Other

        Central overheads net of rental income and group foreign exchange differences amounted to a net cost of £10.4 million (2002: £8.8 million).

Joint Ventures and Associated Companies

        The Company's share of profits from continuing operations joint ventures and associated companies was £4.1 million (2002: £5.5 million losses). The decrease in the share of their operating losses was principally due to improved performance from ITV2 and Screenvision US.

Net Interest

        Net interest payable in 2003 was £7.6 million (2002 £12.0 million). Interest receivable on funding to joint ventures and associates and the Company's share of joint ventures' and associates' net interest expense was £1.0 million (2002: £2.5 million).

        The main reasons for the lower net interest charge in 2003 were lower effective interest rates (£8.8 million) and interest received on corporation tax repayments (£5.4 million) offset by higher interest bearing balances (£4.7 million).

Taxation on Income

        The tax rate, before adjustments in respect of taxation for prior years, on profits from continuing operations, before exceptional operating and non-operating charges and amortization, of £78.5 million (2002: £45.1 million) is 24.7% (2002: 23.1%). Exceptional items in continuing operations and amortization have given rise to tax relief of £1.9 million. This results in a tax charge on continuing operations of £17.5 million, before a credit of £31.1 million in respect of taxation for prior years. The £31.1 million tax credit (2002: £0.4 million charge, 2001: £0.2 million charge) is in respect of deferred and current taxation for prior years following the disclaiming of capital allowances and release of provisions no longer required following progress in the agreement with revenue authorities of prior periods' tax liabilities. A tax credit of £1.1 million, in respect of deferred tax assets not previously recognized, has been attributed to discontinued operations.

Net Income

        The net income after tax attributable to shareholders in 2003 was £67.7 million (2002: £156.0 million loss). This net income is stated before £10.5 million (2002: £10.5 million) of the annual fixed net dividends on non-equity shares (i.e. 6.5 Preference shares).

Earnings per Ordinary Share

        The reported earnings per share after discontinued operations and exceptional items in 2003 was 8.5p (2002: loss of 24.8p). Earnings per Ordinary share before discontinued operations and exceptional items after taxes was 9.2p (2002: 1.0p). Earnings per share from continuing operations was 6.6p (2002: 2.0p).

        Set out in the table below is the reconciliation between earnings per Ordinary share before discontinued operations and exceptional items after taxes and reported earnings per Ordinary share. The numbers of shares used in the calculation of earnings per share and diluted earnings per share are set out in Note 12 of Notes to the Consolidated Financial Statements.

	Year ended September 30,
	2003	2002
	(pence)
Basic and diluted earnings per share
Reported earnings per Ordinary Share	8.5	(24.8)
Discontinued operations	(1.9)	26.8

Continuing operations income/(loss) post-exceptional items	6.6	2.0
Exceptional items	2.6	(1.0)

Continuing operations income/(loss) pre-exceptional items	9.2	1.0

        There is no difference between the basic and diluted earnings per share figures as the dilutive effect of share options in 2003 and 2002 is not material. Continuing operations pre-exceptionals earnings per share has been provided to illustrate the underlying performance of the Company before exceptional items.

        Ordinary share dividends totaled £26.8 million in 2003 (2002: £55.5 million). This comprised the 2.0p per share interim dividend paid in August 2003 and 2.0p per share second interim dividend paid in January 2004, making a total for the year of 4.0p per share (2002: 8.275p).

Fiscal Year Ended September 30, 2002 Compared to Fiscal Year Ended September 30, 2001

        In the 2002 fiscal year, consolidated net sales were £964.6 million, a decrease of £636.9 million or 39.8% over the 2001 fiscal year. The decline was principally due to the sale of Technicolor on March 16, 2001.

        UK net sales by destination accounted for 95.2% of continuing operations net sales in 2002 or £918.3 million (2001: £962.1 million) and accounted for 91.9% of continuing operations operating income or £53.3 million (2001: £2.6 million loss).

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

        Operating income in 2002 was £58.0 million (2001: £47.4 million), an increase of 22.4%. The components of this result are discussed in the divisional commentary below.

Broadcasting

        Net sales in 2002 decreased by 4.3% to £739.4 million (2001: £772.7 million) and operating income decreased by 26.7% to £49.2 million (2001: £67.1 million). The decline was mainly due to a weaker ITV1 advertising market in the first half (down 12%), partially offset by recovery in the second half (up 2%). Total NAR for the Carlton licenses decreased 5.1% to £659.5 million (2001: £695.3 million), including a full year of HTV which was acquired at the end of October 2000. On a like-for-like basis the decline in NAR was 6.2% for the year. Growth in advertising revenues from the motor, cosmetics and home entertainment sectors in 2002 was more than offset by the decline in revenues from other sectors such as financial, government and media/internet.

        The Company's ITV1 network program costs increased by 9.8% to £332.5 million (2001: £302.9 million), an increase of 8.8% on a like-for-like basis. The 2002 figure includes a £6.5 million stock provision.

        Operating income is calculated net of payments to the ITC for the Company's wholly owned broadcasting licenses, which in 2002 totaled £100.8 million before digital satellite costs (2001: £119.5 million) and were made up of annual license fees of £26.0 million (2001: £19.9 million) and PQR payments of £74.8 million (2001: £99.6 million). The increase in license fees in 2002 was due to the renewal of the Central region license. The decrease in PQR payments in 2002 was mainly due to the decline in NAR and the increase in viewing of the digital ITV1 service. This increase in viewing of the digital ITV1 service reduced PQR payments by £35.0 million (2001: £10.0 million). This benefit was partly offset by digital satellite transmission costs that commenced in November 2001 at a cost of £10.3 million (2001: nil).

        Under the current licenses which were renewed for ten years from January 1, 1999, London Weekday, HTV and West Country region paid annual license fees amounting to £16.9 million, £2.2 million and £1.2 million (which are subject to RPI adjustment each year) respectively and PQR rates of 20%, 7% and 13% resulting in PQR costs in fiscal year 2002 of £34.4 million, £4.9 million and £3.5 million respectively. Central re-applied for, was offered and accepted a new license from April 1, 2001, the financial terms of which are an annual license fee of £7.6 million which became effective from January 2002, and a PQR rate of 17% which became effective in April 2001. In 2002 the annual license fee for Central was £5.7 million (2001: £2,600) and the PQR cost was £32.0 million (2001: £36.5 million).

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

        The Screenvision joint venture with Thomson in the US expanded its coverage through the acquisition of Val Morgan in September and now accounts for 54% of all US cinema advertising screens. Screenvision

Europe was formed with Thomson in June 2002 to acquire cinema advertising interests across continental Europe including France, Belgium and Spain for £62 million, of which Carlton's share was £31 million. The financial impact of these ventures, which are in the early stages of development, was small.

Content

        Net sales decreased by 9.1% to £165.1 million (2001: £181.7 million) and operating income increased by £8.7 million to £5.8 million (2001: £2.9 million loss). The improved profits were achieved mainly through cost savings and the scaling down of loss-making internet businesses. Content consists of Carlton Productions and Carlton International (incorporating Carlton Visual Entertainment and Carlton Publishing Group).

        Carlton Productions' net sales, principally to the ITV network and other UK broadcasters, decreased by 25.0% to £75.5 million (2001: £100.6 million) due to delays in ITV commissioning and the ending of the Big Breakfast contract for Channel 4 (previously held by Planet 24).

        Carlton International, the Company's international distributor of films and television programs, achieved net sales growth of 10.4% to £89.5 million (2001: £81.1 million). Carlton International's sales have risen due to increased exploitation of rights and DVD sales expansion, despite difficult conditions in the international television market.

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

Net Interest

        Net interest payable in 2002 was £12.0 million (2001: £35.6 million). Interest receivable on funding to joint ventures and associates and the Company's share of joint ventures' and associates' net interest expense was £2.5 million (2001: £3.0 million). £14.4 million of interest in 2002 relating to ONdigital and ITV Sport Channel has not been shown in group interest receivable or joint ventures' payable due to the closure of these businesses. The 2001 comparatives, for interest receivable and interest payable have been restated by £22.1 million accordingly.

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

Net Loss

        The loss after tax attributable to shareholders in 2002 was £156.0 million (2001: £390.0 million). This loss is stated before £10.5 million (2001: £10.5 million) of the annual fixed net dividends on non-equity shares (i.e. 6.5 Preference shares).

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

        There is no difference between the basic and diluted earnings per share figures in 2002 as the dilutive effect of share options is not material. In 2001 as there is a loss from continuing operations and share options are not deemed to be dilutive and hence the diluted loss per share is the same as the basic reported loss per share. Continuing operations pre-exceptionals earnings per share has been provided to illustrate the underlying performance of the Company before exceptional items.

        Ordinary share dividends totaled £55.5 million in 2002 (2001: £55.6 million). This comprised the 3.275p per share interim dividend paid in August 2002 and 5.0p per share final dividend was paid in April 2003, making a total for the year of 8.275p per share (2001: 8.275p).

B. Liquidity and Capital Resources

Financing

        As at September 30, 2003 the Company had cash and other liquid funds of £509.6 million, down from £552.9 million at September 30, 2002 due to operating cash inflow being more than offset by loan repayments, working capital movements and dividend payments. The Company's net debt at September 30, 2003 was £508.0 million, increased from net debt of £459.9 million at September 30, 2002. As at November 30, 2003 the Company had cash balances of £488.2 million and net debt of £492.7 million.

        In this context, net debt is calculated as the aggregate of cash at bank and in hand, liquid financial instruments, bank loans and overdrafts, current portion of long term debt, loan notes, convertible debt and finance leases. Net interest expense in the 2003 fiscal year was £7.6 million and the interest cover ratio was 8.0. Interest cover is defined as income on ordinary activities before interest divided by net interest payable.

        A description of the Company's treasury operations and financial instruments is set forth in Note 26 of Notes to Consolidated Financial Statements. As at September 30, 2003, the Company's borrowings were comprised of five principal instruments:

  •
  US$150 million undated X-CAPS, divided into 6,000,000 securities of US$25 per security with a coupon of 8% per annum, payable quarterly. The securities are redeemable at the option of the Company at US$25 per security. The securities are exchangeable at the option of the Company at any time into Cumulative Dollar-denominated Preference Shares of US$0.01 each in the Company on a one-for-one basis.

  •
  £200 million Eurobond, issued in May 1997, which pays an annual coupon of 7.625% and matures in June 2007.

  •
  £250 million Eurobond, issued in February 1999, which pays an annual coupon of 5.625% and matures in March 2009.

  •
  £11.5 million loan notes issued in 2001 under the Company's £1,000 million Euro Medium Term Note ("EMTN') program. The notes (when combined with a related cross currency interest rate swap) have a financing cost of 6 month sterling libor plus 0.48%. The notes mature in 2006.

  •
  €638.6 million (£447.5 million) Exchangeable bonds, issued in November 2001, which at the latest, will mature in 2007. The bonds carry a coupon of 2.25% per annum and have a fixed exchange price of €41.2. The bonds are exchangeable into 15.5 million ordinary shares in Thomson representing the Company's underlying total equity interest in Thomson. The bonds are callable by the Company from July 2003 under certain conditions and are puttable by investors at their option on January 4, 2005 at par.

        The various facilities in place at December 31, 2003 along with their principal features are as follows:

—Revolving facility:	Allows draw down of unsecured committed multi-currency advances totaling £100 million. The facility matures in April 2006. As at December 31, 2003 the facility was undrawn. Availability of the facility is subject to an interest cover covenant and change of control clause.
—EMTN program:	The program size is £1,000 million. At December 31, 2003 £11.5 million was held by third party investors.
—Euro-Commercial Paper Program:	The program size is up to US$150 million equivalent, with a 364 day maximum term. At December 31, 2003, £nil had been issued.

        Any movement in the Company's credit rating will not affect the debt already issued under any of the above facilities.

        Dividends paid in the 2003 fiscal year were £57.5 million, a decrease of £8.5 million compared with those paid in the 2002 fiscal year, due to the effect of the decrease in the dividends payable per Ordinary share. The level of interim dividends for 2003 was considered by the Carlton Board taking into account the prospects for the business, an appropriate level of dividend cover (expressed as a ratio of dividends to net income before Ordinary share dividends) and the merger agreement with Granada which specifies that until termination of that agreement the level of the interim dividends and of the final dividend will not exceed those paid for the fiscal year 2002.

        Following the completion of the Merger, it is intended that future dividends for ITV plc will be paid twice yearly for the periods ending June 30 and December 31. ITV plc currently intends to announce an interim dividend in March 2004 referable to the results of Carlton and Granada for the three months to December 31, 2003. This will be classified as a final dividend for Carlton.

        Dividends on 6.5 Preference shares are payable in January and July of each year.

Contractual Obligations

        The table below of contractual obligations as at September 30, 2003 excludes derivatives and hedging obligations which are disclosed in detail in "Item 11—Qualitative and Quantitative Disclosures about Market Risk".

				Payment by period
Contractual obligation	Note(*)		Total	Less than 1 year	1-3 years	4-5 years	After 5 years
			(in millions)
Long term debt	23		£903.2	£—	£454.8	£199.2	£249.2
Finance lease obligations	25		28.3	0.4	3.0	3.7	21.2
Capital expenditure	32	(a)	1.8	1.8	—	—	—
Operating leases	32	(b)	63.7	9.6	14.8	13.2	26.1
Other commitments			249.8	75.6	87.6	67.0	19.5

*See note numbers in "Item 18—Notes to Consolidated Financial Statements" for further details.

        Other commitments include the Company's estimated share of payments in respect of ITV Network's sports and film rights. ITV1's program budget for calendar 2004 has initially been set at £815 million of which £605 million is expected to relate to programs other than sport and films. The Company expects to fund approximately 41% of the ITV1 program budget in calendar 2004. Payments are made on a monthly basis. See "Item 4—Information on the Company—I. Regulation—1. UK Television Regulation" for further details.

        Other commitments also include the cash bid element of the regional Channel 3 license commitments. These amounted to £28.5 million in 2003 and are subject to RPI adjustment on an annual basis. In addition to the cash bid commitments, under the terms of the regional Channel 3 licenses, the Company is also required to make PQR payments based on advertising and sponsorship revenues. The rates are 20% for the London Weekday region, 17% for the Central region, 13% for the West Country region and 7% for HTV.

        The Company expects to make pension contributions (including deficit funding) of £13.1 million in the fiscal year 2004 relating to the three Company pension schemes.

        The annual interest payable on the Company's principal debt as at September 30, 2004 is £40.6 million. The actual net interest figure paid is expected to be lower due to benefits from existing interest rate swap arrangements.

        Carlton is liable to pay tax on its profits, as adjusted for tax purposes, in the territories where it operates at the applicable rates. This usually involves instalment payments on estimated basis in respect of each period.

        It is anticipated that, following completion of the Merger, Carlton will make an intra-group loan to Granada of up to £200 million to fund the cash payment to holders of Granada shares. Approval of the High Court will be sought for the making of this loan so that it does not constitute unlawful financial assistance under the Companies Act 1985. In addition, approval may be sought for a second intra-group loan of up to £170 million to be made by Carlton to ITV plc. This loan, repayment of which would be guaranteed by Granada plc, was originally proposed for the purpose of funding the consideration payable by ITV plc to holders of Carlton's 6.5p (net) cumulative convertible redeemable preference shares of 5 pence each ("6.5 Preference shares") under the terms of the offer made to such holders by ITV plc. Although that offer was not approved by the holders of the 6.5 Preference shares and will not proceed, approval for the loan may still be sought to in order to allow any alternative proposal to holders of the 6.5 Preference shares which may be made by ITV plc to be funded (in whole or in part) by the second intra-group loan. In the event that ITV plc does not formulate such a proposal by the time that the High Court is asked to approve the Merger (expected to be on January 30, 2004), approval of the second intra-group loan will not be sought.

        Taking into consideration the Company's cash, established borrowing facilities, its operating cashflow, credit rating and access to capital markets, Carlton believes it has sufficient liquidity and working capital to meet its present and future requirements. In the context of the Merger with Granada the ITV plc directors have made the following statement: "ITV plc is of the opinion that, taking into account the bank and other facilities available to the merged group upon the Merger becoming effective, the merged group has sufficient working capital for its present requirements, that is for at least 12 months from the publication of the listing particulars (December 8, 2003)". See also "Proposed Merger with Granada".

Cash Flow

        Carlton generated £94.8 million of cash from operations (2002: £269.4 million). This includes proceeds of £33.3 million (2002: £179.0 million) from the redemption of Thomson loan notes, treated as a sale of a current asset investment. There was a £25.2 million increase in working capital due primarily to increased work in progress in Carlton Productions and the payment of creditors on closure of businesses.

        The group generated gross cash inflows of £95.1 million (2002: £245.9 million) after tax, interest and preference dividend payment but before all acquisitions and financing. The cash flow from operating activities funded ONdigital and ITV Sport Channel closure costs (£29.4 million), equity and preference dividends (£57.5 million) and capital expenditure (£11.2 million).

        Net interest paid was £4.2 million (2002: £18.0 million). The decrease in net financing cash outflows was due to interest rate swap benefits as a result of lower interest rates, cash received on the early termination of an interest rate swap and interest received on corporation tax repayments partially offset by higher interest bearing balances. The cash cost of preference dividends was £10.5 million (2002: £10.5 million).

        Net tax repaid to the Company in 2003 was £2.8 million (2002: £4.2 million).

        Closure cost payments relating to the ONdigital and ITV Sport Channel businesses amounted to £29.4 million (2002: £14.1 million). Loan funding relating to the ONdigital and ITV Sport Channel businesses amounted to £nil (2002: £82.7 million).

        Net outflows from acquisitions and disposals totaled £2.5 million (2002: £7.8 million). In 2003 this related to further receipts and payments from the disposal of Technicolor in 2001. Equity dividends, primarily the final dividend for 2002, were £47.0 million (2002: £55.5 million).

        Overall there was a net cash outflow of £43.8 million, a negative exchange movement on the sterling value of net debt of £42.8 million and a decrease in long-term funding of £38.5 million, resulting in net borrowings at the year end of £508.0 million (2002: £459.9 million).

Shareholders' Equity

        At September 30, 2003, the Company's shareholders' equity, under UK GAAP, totaled £465.3 million, as compared to £433.5 million at September 30, 2002. The components of this net increase are shown in the table entitled "Reconciliation of Movements in Shareholders' Equity" in the Consolidated Financial Statements. The cumulative goodwill written off to equity at September 30, 2003 amounted to £933.5 million (2002: £937.6 million). If shareholders' equity had been determined in accordance with US GAAP, shareholders' equity attributable to the holders of Ordinary shares would have totaled £556.2 million at September 30, 2003 as compared with £580.6 million at September 30, 2002. See Note 36 of Notes to the Consolidated Financial Statements for the differences between UK and US GAAP.

Capital Expenditure

        In fiscal year 2004, the Company has budgeted for capital expenditure primarily relating to plant and equipment at locations across the Company. The total capital expenditure in the 2003 fiscal year was £11.2 million (2002: £11.7 million). See Note 32 of Notes to the Consolidated Financial Statements.

        The Company's management anticipates that future capital expenditure will be financed principally from cash generated from operations and it believes that such cash flow will be sufficient to meet such requirements. At September 30, 2003, the Company had contracted for capital expenditure totaling approximately £1.8 million.

C. Research and Development

        Following the disposal of the Technicolor group of companies in March 2001, the Company no longer incurs research and development expenditure. Total expenditure on research and development activities by the Company amounted to £0.2 million in the 2001 fiscal year.

D. Trend Information

        The following trends, uncertainties, and events could have a material impact on the Company's net revenues, income from continuing operations, net income, and liquidity and capital resources.

  1.
  The Company believes that the level of advertising revenues it receives is correlated with the level of activity in the global economy. The Company's ITV1 NAR in the three months ended December 31, 2003 was at a similar level to the equivalent period in 2002.

  2.
  There may also be year-on-year advertising revenue fluctuations caused by factors unrelated to the global economy such as the timing of major sporting events.

  3.
  ITV1 has lost viewer share to satellite, cable and DTT channels, such as those owned by BSkyB, resulting in about a 10 percentage point decline in commercial impacts between 1999 and 2002 and around a 10% decline in share of TV NAR over the same period. This trend was halted in calendar 2003 when ITV1 managed to broadly maintain its share of commercial impacts. Under the CRR undertakings, ITV1's commercial revenue share is now more explicitly linked to its share of commercial impacts (see "Item 4—Information on the Company—I. Regulation—2. Merger Undertakings"). It remains to be seen whether ITV1's share of commercial impacts has now reached a plateau or if the trend described above is likely to recommence as more UK homes switch to digital TV.

  4.
  The Company's program schedule consists of original material, feature films and sports events, the cost of which is determined, in part, by market factors. Competition for this type of programming is increasing as the numbers of channels increases.

  5.
  Since the Merger was announced in October 2002, both the Company and Granada have been working on a profit improvement plan which has now identified total cost savings of £100 million annually. In the 12 months ended September 30, 2003, £34 million of these cost savings were achieved by the Company and Granada together, the annualised effect of which is £43 million. The further cost savings of £57 million per annum are expected to be substantially achieved in the financial year ending December 2005. See "Item 4—Information on the Company—D. Strategy".

E. Off-balance Sheet Arrangements

        The Company does not have any off-balance sheet arrangements as such term is defined for purposes of Item 5E.

        See "Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources" for analysis of the Company's contractual obligations and certain off-balance sheet obligations such as operating leases.

F. Accounting Principles and US GAAP Reconciliations

(i)    Critical Accounting Policies

        In December 2001, the SEC issued Financial Reporting Release No. 60, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies" ("FRR60"), suggesting companies provide additional disclosures and commentary on those accounting policies considered most critical. FRR60 considers an accounting policy to be critical if it is important to the Company's financial condition and results of operations and requires significant judgment and estimates in its application.

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

        The Company considers that the following accounting policies are critical:

  •
  Revenue

  •
  Fixed asset investments

  •
  Goodwill

  •
  Amortization of film libraries

  •
  Financial instruments

  •
  Program rights

  •
  Pensions

Revenue

        Net sales, which exclude value added tax and sales between Group companies, represents the value of products and services sold. The Company believes that there are no signficiant estimates involved with revenue recognition. Key classes of revenue are recognized as follows:

  •
  Advertising—on transmission

  •
  Program production—on delivery

  •
  Production and film rights—the point that the right sold is available for exploitation. This results in deferred revenue when cash is received before the license period commences

  •
  Facilities—on provision of the service

  •
  Product merchandising—on product delivery

Fixed Asset Investments

        At September 30, 2003 the Carlton Board had the intention to hold its investment in Thomson for the long term and accordingly the investment was classified as a fixed asset investment, held at cost less any provision for permanent diminution in value. The 15.5 million of shares in Thomson were received in the transaction relating to the sale of Technicolor in March 2001. These shares were carried at book value at

September 30, 2003 of £447.5 million (2002: £401.4 million) and represented 24.3% of the Company's total assets (2002: 21.2%). The market value at September 30, 2003 was £162.5 million (2002: £155.3 million). The Thomson shares are carried at €41.2 compared with a fiscal year end price of €15.0. The shares have traded between €9.4 and €22.3 in the 2003 fiscal year and the closing price on January 8, 2004 was €17.55.

        Under UK GAAP a fixed asset investment is carried at cost less provision for any permanent diminution in value. The assessment as to whether there has been a permanent diminuation in value is judgemental as it requires an assessment of the future share price based on a variety of indicators such as the current share price, analysts forecasts and Black-Scholes option modelling. The Carlton Board concluded that at September 30, 2003 the shares were not permanently impaired in light of Carlton's ability and intent to hold the investment for the long term and the Carlton Board's knowledge of the Thomson business.

        The treatment of equity securities under US GAAP differs significantly from that under UK GAAP (see Note 36(c) of Notes to Consolidated Financial Statements and the discussion below under "(iii) US GAAP reconciliations").

        Subsequent to September 30, 2003 and as a result of the merger approval process the Carlton Board cannot be certain that ITV plc (the new holding company which will acquire Carlton and Granada under the terms of the Merger) will have the intention to hold the Thomson shares for the long term. Consequently, the Carlton Board has recategorized the shares, pending completion of the Merger, as a current asset investment as a non-adjusting post balance sheet event. This change in categorization would require the shares to be marked to market value. A non-cash adjustment to record the shares at market value would be made in the accounts of the Carlton Group in the period to December 31, 2003. Based on the value of the Thomson share price of €16.87 on December 31, 2003, an adjustment of £263.2 million would be required.

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

        FRS 10, "Goodwill and Intangible Assets", provides that the cost is amortized on a straight-line basis over the estimated life, of up to 20 years. All goodwill currently held on the Company's balance sheet is being amortized over lives ranging between 10 and 20 years. The choice of amortization period is subject to judgment, being based upon consideration of factors such as license periods, license renewal assumptions and program format lives. These factors have a significant impact on the annual amortization charge.

        At September 30, 2003, the carrying value of subsidiaries' goodwill amounted to £191.5 million (2002: £204.6 million). Applying the lives referred to in the previous paragraph resulted in an amortization charge for 2003 of £12.7 million (2002: £16.6 million).

        Goodwill impairment reviews are also an area requiring judgment, requiring assessment as to whether the carrying value of goodwill can be supported by the net present value of future cashflows derived from income generating units using cashflow projections and discounting using an appropriate discount rate.

        The treatment of goodwill under US GAAP differs significantly from that under UK GAAP (see Note 36(a) of Notes to Consolidated Financial Statements for further details and the discussion below under "(iii) US GAAP reconciliations").

Amortization of Film Libraries

        Film libraries acquired are valued at fair value on acquisition on the basis of projected cash flows and written off in equal annual installments over the estimated economic life of the assets over a period of up to forty years. At September 30, 2003 the carrying value of film libraries was £113.3 million (2002: £114.9 million). The annual amortization charge for 2003 was £2.8 million (2002: £2.8 million).

        The useful economic life has been adopted in view of the classical and ongoing appeal of the library titles. This view is subject to a degree of judgement. The treatment of film library amortization under US GAAP differs significantly from that under UK GAAP (see Note 36(h) of Notes to Consolidated Financial Statements for further details and the discussion below under "(iii) US GAAP reconciliations").

        The annual impairment reviews of the carrying value of film libraries are also an area involving judgement, requiring assessment of future cashflows, growth assumptions and discounting using an applicable discount rate.

Financial Instruments

        Under UK GAAP the fair value of underlying financial is not recorded in the Company's financial statements to the extent that the financial instruments meet the condition to be accounted for as hedges. If the hedging conditions are not met, there is a potential for significant impact on the Company's results due to the requirement of FRS 12, "Provisions, Contingent Liabilities and Contingent Assets," to provide for the fair value in the Company's financial statements of those financial instruments which are liabilities. The financial effect of recording the financial instruments at fair value at September 30, 2003 can be ascertained from Note 26 of Notes to the Consolidated Financial Statements.

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

        Under US GAAP, all financial instruments (both assets and liabilities) are carried at their fair value with any changes charged to net income (see Note 36(b) of Notes to the Consolidated Financial Statements).

Program Rights

        The Company's international rights division invests in program productions in the UK and the US in return for program rights. The carrying value of these rights are classified as program and film rights on the balance sheet and totaled £43.1 million as at September 30, 2003 (2002: £30.1 million).

        The carrying value of the rights is assessed using the income forecasting method. This involves making assumptions on the level of future rights income generated from the program. The level of judgement required is increased in the situation when the program has not yet been made.

Pensions

        The Company maintains a number of defined benefit and defined contribution pension schemes in the UK. The costs of defined benefit schemes are determined by external actuaries and charged against profits each year under the UK GAAP accounting standard, SSAP 24, "Accounting for Pension Costs". The costs of defined contribution schemes are charged against profits in the year in which they are incurred. These totaled £7.9 million in 2003 (2002: £7.6 million).

        The external actuaries determine the costs of the defined benefit schemes by using assumptions such as investment rate of return and salary increases that are based on judgment. The market value of assets at the time of the actuarial valuation is also a key factor in determining the level of defined benefit scheme pension contributions and costs. As there is usually a three-year gap between actuarial valuations, there is a risk that pension contributions will change significantly from current levels. The latest actuarial valuation of the Carlton Group scheme was July 2001, the Central scheme, March 2002 and the HTV scheme, August 2003.

        Full adoption of FRS 17, "Retirement Benefits", is not required until the Company's fiscal year ending December 31, 2005. FRS 17 calculates pension costs and asset and liabilities based on different actuarial methods compared to SSAP 24. Net pension assets or liabilities are recognized on the balance sheet under FRS 17, unlike under SSAP 24 where only the accrued pension costs or funding prepayment is recognized on the balance sheet.

        If the Company had chosen to adopt FRS 17 early, the effect in 2003 would be to charge an additional £0.7 million of pension costs against profits, an additional £9.9 million actuarial gain recorded in the statement of recognized gains and losses and a £79.4 million post-tax net pension liability recorded on the balance sheet (see Note 7(ii) of Notes to Consolidated Financial Statements for further details). FRS 17 uses similar actuarial assumptions and net pension liability recognition criteria as US GAAP.

US Accounting Policies

        See "(iii) US GAAP reconciliations" below for the US GAAP accounting policies which the Company believes are critical.

(ii)   UK Pronouncements Not Yet Applied

        The Company has not yet fully applied the provisions of FRS 17, "Retirement Benefits", which will progressively impact the Company's disclosures and ultimately the reported results. Disclosure of the FRS 17 pension assets/liabilities has been made in the financial statements. FRS 17 will require pension surpluses or deficits to be carried on the Company's balance sheet and therefore it is likely to increase the volatility of reported results. In November 2002 the Accounting Standards Board ("ASB") issued an Exposure Draft of an amendment to FRS 17 that would extend the transitional arrangements in the standard and defer the mandatory requirement for its full adoption until accounting periods beginning on or after January 1, 2005.

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

Goodwill

        Prior to the Company's 1999 fiscal year, goodwill arising on acquisitions under UK GAAP was written off to reserves whilst it was capitalised on the balance sheet and amortized over its useful economic life under US GAAP until the adoption of FAS 142, "Goodwill and Intangible Assets" ("FAS 142"), in 2003 fiscal year. Under FAS 142, goodwill is no longer subject to amortization.

        Since the introduction of FRS 10, "Goodwill and Intangible Assets", which became applicable in the Company's 1999 fiscal year, the GAAP differences relating to goodwill were substantially reduced as FRS 10 required goodwill to be capitalised and amortized in similar way to US GAAP (until the adoption of FAS 142 in fiscal 2003).

        Net assets at September 30, 2003 are £484.3 million higher under US GAAP due to goodwill on pre-October 1, 1998 acquisitions and the absence of amortization in fiscal 2003. Operating income under US GAAP is £14.7 million higher in fiscal 2003 due to the absence of amortization as a result of the adoption of FAS 142. Operating income under US GAAP in 2002 was £38.7 million lower (2001: £62.2 million lower) due to the amortization charge on additional US GAAP goodwill. In 2002 there was also a £23.8 million impairment charge under US GAAP to fully write-off the remaining goodwill held on the US balance sheet relating to the 1997 formation of British Digital Broadcasting (the forerunner to the pay DTT service called ONdigital). Under UK GAAP this goodwill was written off directly to reserves on acquisition.

Financial Instruments

        The fair value of financial instruments are only recorded on the balance sheet under UK GAAP if they represent a liability and do not meet the hedging criteria. Under US GAAP, all financial instruments, both assets and liabilities are carried at their fair value with any changes charged to net income. There was a £4.7 million net loss in the fair value of financial instruments at September 30, 2003 (2002: £14.4 million gain, 2001: £4.8 million loss).

        Derivative financial instruments embedded within host contracts are recorded separately in the financial statements at their fair value under US GAAP. The Exchangeable bond, which was issued at a discount in January 2002, contains embedded put and call options relating to the conversion of the bond into Thomson shares. The debt discount is being amortized over the term of the bonds, which resulted in £17.2 million and £11.3 million recorded as interest expense in 2003 and 2002 respectively under US GAAP. The movement between the fair value of these embedded options at the date of bond issue and September 30, 2002 totaled £88.8 million which was charged against net income under US GAAP. The movement in the fair value of the option was caused by the decline in the Thomson share price. During the year to September 30, 2003, the fair value of the option increased by £0.4 million to £0.8 million.

        Under UK GAAP, the Company defers gains resulting from the termination of interest rate swaps and recognizes them in earnings over the term of the outstanding debt. Under US GAAP, the interest rate swaps do not qualify as hedging instruments under FAS 133, therefore, the gains are recognized in earnings in the period that they occur. There were £6.9 million of unrecognized gains under UK GAAP from the termination of interest rates swaps at September 30, 2003. These unrecognized gains were credited to net income under US GAAP during 2003.

Accounting for Equity Securities

        Under UK GAAP, decreases in the market value of fixed asset investments (such as listed shares) only need to be recorded if the decrease is considered permanent. The Company believes that there was no evidence of permanent impairment in the Company's fixed asset investment in Thomson at September 30, 2003. Under US GAAP, the Thomson shares are recorded as financial instruments available-for-sale, and are reviewed for other than temporary impairment in the event of a prolonged price reduction.

        Under US GAAP, equity securities are required to be adjusted to reflect their underlying market values (i.e. their year end share prices), with the change in respect of temporary differences in value being reflected in reserves and the remaining other than temporary difference in net income.

        The price of the Thomson shares at September 30, 2003, 2002 and 2001, was €15.0, €15.94 and €26.10, respectively. For all periods the marketable securities have been carried at their fair market value. In 2003 the other than temporary movement charged against net income was £157.4 million reflecting the movement between the other than temporary share price of €28.1 and the fiscal 2003 year end share price of €15.0. In 2002 the cumulative temporary element charged through US GAAP reserves was £118.5 million reflecting the movement between the other than temporary share price of €28.1 and the fiscal 2002 year end share price of €15.94. The other than temporary movement charged against net income in fiscal year 2002 was £127.6 million reflecting the movement between the initial book value of the shares of €42.1 and the other than temporary share price of €28.1. In 2001, all of the movement between the fiscal year end share price of €26.1 and the initial book value share price of €42.1 (£135.0 million) was deemed to be temporary due to the relatively short period of time that the shares had been held (nine months as at September 30, 2001). US GAAP net assets at September 30, 2003 are therefore £285 million lower than under UK GAAP due to the fair valuing of the Thomson shares.

Accounting for Defined Benefit Schemes

        Under UK GAAP, the pension charge for defined benefit schemes is accounted for using actuarial methodologies prescribed under SSAP 24. The value of scheme assets and liabilities are not recorded on the balance sheet.

        Differences between the UK and US GAAP pension charges arise from the requirement to use different actuarial methods and assumptions and the method of amortising surpluses or deficits. In 2003 the US GAAP profit and loss charge is £16.9 million higher than the UK GAAP charge (2002: £1.8 million higher, 2001: £0.1 million lower).

        The value of scheme assets and liabilities are not recorded on the balance sheet under UK GAAP (SSAP 24). Under US GAAP, where the scheme liabilities (defined as the accumulated benefit obligation) exceeds the fair value of scheme assets a minimum pension liability has to be recorded on the balance sheet. 2002 was the first year end that the scheme liabilities exceeded the fair value of the scheme assets. This resulted in a £140.1 million movement through reserves as shown in "Accumulated Other Comprehensive Income". As a result of a recovery in the fair value of plan assets, £25.3 million of this movement reversed in 2003. The recognition of the minimum pension liability has resulted in the cumulative pension equity GAAP net liability divergence of £62.3 million (2002: £70.6 million liability, 2001: £71.3 million asset).

(iv)  Recent US Pronouncements

        In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" ("FAS 148"). This standard amends FAS 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of FAS 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, FAS 148 amends APB Opinion No. 28, "Interim Financial Reporting', to require disclosure about those effects in interim financial information. This statement is effective for fiscal years beginning after December 15, 2002. The Company does not expect this statement to have a material impact on the financial statements.

        In January 2003, the Financial Accounting Standards Board ("FASB") issued FIN 46, "Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin (ARB) 51". FIN 46 addresses the consolidation of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIE") by clarifying the application of ARB No. 51, "Consolidated Financial Statements", to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 provides guidance on how to determine when and which business enterprise (the "primary beneficiary") should consolidate the VIE. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures.

        The disclosure provisions of FIN 46 are effective in all financial statements initially issued after January 31, 2003. FIN 46 is required to be immediately applied by all entities with a variable interest in a

VIE created after January 31, 2003. A public entity with a variable interest in a VIE created before February 1, 2003 is required to apply FIN 46 to that entity no later than the end of the first interim or annual reporting period ending after March 15, 2004. The Company does not expect this interpretation to have a material impact on the financial statements.

        In January 2003, the Emerging Issues Task Force ("EITF") issued EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables". EITF 00-21 addresses the issues of how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. EITF 00-21 does not change otherwise applicable revenue recognition criteria. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company does not expect EITF 00-21 to have a material impact on the financial statements.

        In April 2003, the FASB issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("FAS 149"), which clarifies the circumstances in which a contract with an initial net investment meets the characteristic of a derivative and when a derivative contains a financing component. In addition, the statement amends the definition of an underlying to conform to language used in FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", and certain other existing pronouncements. The statement is effective prospectively for contracts entered into or modified, and for hedging relationships designated, after June 30, 2003. The Company does not expect this statement to have a material impact on the financial statements.

        In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("FAS 150"), which requires issuers to classify certain freestanding financial instruments as liabilities. These freestanding financial instruments include mandatorily redeemable financial instruments, obligations to repurchase the issuer's equity shares by transferring assets and certain obligations to issue a variable number of shares. The statement is effective for financial instruments entered into or modified after May, 31 2003. The Company does not expect this statement to have a material impact on the financial statements.

(v)   Inflation

        In the opinion of the Company's management, inflation has had a minimal effect on the Company's results of operations and financial condition during the three-year period ended September 30, 2003.

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

        As of January 8, 2004 the directors and officers of the Company are as follows:

Name	Position	Age	Initially elected or appointed to position	Date last re-elected to Board
Michael P Green	Chairman	56	February 1983	March 2003
Paul Murray	Group Finance Director	42	January 2002	February 2002
David Green	Director	57	February 1983	February 2002
Leslie Hill	Director	67	April 1994	March 2003
Sir Sydney Lipworth, QC	Director	72	November 1993	February 2002
John McGrath	Director	65	May 2003	—
Sir Brian Pitman	Director	72	March 1998	March 2003
Etienne de Villiers	Director	54	September 2001	February 2002
David Abdoo	Secretary	42	January 1991	—
Piers Caldecote	Planning	56	February 1990	—
Debbie Chalet	Chief Executive Officer, Carlton Screen Advertising	44	June 2002	—
Richard Cross	Chief Technology Officer	40	January 2002	—
Rupert Dilnott-Cooper	Chief Executive Officer, Carlton Content	50	November 1997	—
Mike A Green	Chief Accounting Officer	46	November 2001	—
Steve Hewlett	Executive Officer, Carlton Productions	45	September 1998	—
Clive Jones	Chief Executive Officer, Carlton Channels	54	November 2000	—
Nick Markham	Strategy	35	November 1999	—
Peter Rushton	Corporate Affairs	52	January 2003	—
Tony Williams	Human Resources	46	August 2001	—

        All of the directors of the Company are executive directors, other than David Green, Leslie Hill, Sir Sydney Lipworth, John McGrath, Sir Brian Pitman and Etienne de Villiers, who are non-executive directors.

        Biographical information with respect to the directors and officers of the Company is as follows:

        Michael P Green has been Chairman of the Company since February 1983. He is a non-executive director of Independent Television News Limited. He is Chairman of The Media Trust and a trustee of Sainsbury Centre for Mental Health. His employment with Carlton will cease immediately prior to completion of the Merger.

        Paul Murray joined the Company in December 2001 and was appointed Group Finance Director in January 2002. He was previously Group Finance Director of LASMO plc. He is a non-executive director of Thomson S.A. His employment with Carlton will cease immediately prior to completion of the Merger.

        David Green became a non-executive director in November 1990. He is Chairman of Colefax Group PLC. He will cease to be a director on completion of the Merger.

        Leslie Hill became a non-executive director in January 1996. He will cease to be a director on completion of the Merger.

        Sir Sydney Lipworth joined the Company as a non-executive director in November 1993. He is a trustee of the International Accounting Standards Committee Foundation and a non-executive director of Goldfish Holdings Limited. He will cease to be a director on completion of the Merger.

        John McGrath joined the Company as a non-executive director in May 2003. He was formerly a director and chairman of The Boots Company PLC and a director of Diageo PLC.

        Sir Brian Pitman became a non-executive director of the Company in March 1998 and was appointed as the Company's senior non-executive director on March 25, 2003. He is a non-executive director of Tomkins PLC, UbiNetics plc, Singapore Airlines Limited and The Carphone Warehouse PLC.

        Etienne de Villiers became a non-executive director in September 2001. He is also a founder partner of Englefield Capital, a European mid-market private equity firm, and was a non-executive director of SLEC Limited until September 2002.

        David Abdoo joined the Company in 1988 and was appointed Company Secretary in 1991. His employment with Carlton will cease immediately prior to completion of the Merger.

        Piers Caldecote joined the Company in 1989. He is Senior Executive—Planning.

        Debbie Chalet joined the Company in March 1992. She is Chief Executive Officer, Carlton Screen Advertising.

        Richard Cross joined the Company in January 2002. He is Chief Technology Officer.

        Rupert Dilnott-Cooper joined the Company in September 1979. He is Chief Executive Officer, Carlton Content.

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

        Peter Rushton joined the Company in September 1983. He is Head of Corporate Affairs.

        Tony Williams joined the Company in August 2001. He is Group HR Director.

        John Rudofsky left the Company on December 31, 2002. He was Director of Corporate Affairs.

        Gerry Murphy left the Company on January 31, 2003. He was Chief Executive Officer.

        Martin Bowley left the Company on December 31, 2003. He was Chief Executive Officer, Carlton Sales.

        Michael P Green and David Green are brothers.

        Sir Brian Pitman was appointed as interim non-executive chairman of ITV plc in December 2003. Following the appointment of an independent non-executive chairman of ITV plc, he will continue as a non-executive director.

        John McGrath and Etienne de Villiers were appointed non-executive directors of ITV plc in December 2003.

        Richard Cross, Mike Green and Clive Jones have all accepted positions at ITV plc.

Service Contracts

        Michael Green has no written service contract with Carlton and as such his employment is terminable on reasonable notice. Mr Green's contract will be terminated on the day the Court sanctions the Scheme of Arrangement to enable the merger of Carlton and Granada to be completed. He will receive by way of agreed damages a cash sum reflecting the value of 12 months' salary, bonus and benefits together with an augmentation of his benefits under Carlton's pension scheme by the addition of 24 months' service. Under the Carlton Equity Participation Plan ("EPP") Mr Green will retain his awards and options—but only to the extent the relevant performance targets which are to be tested in January 2004 are satisfied—and these will only be exerciseable, in accordance with the rules of the EPP, at such times as these options and awards would normally have been exerciseable had his contract not been terminated. His awards under the Carlton Deferred Annual Bonus Share Plan and options under the Carlton 1983 and 1999 Executive Share option Schemes will be exerciseable for the period permitted under the relevant scheme rules.

        Paul Murray is the only director who has a service contract. His service agreement is terminable on one year's notice by either party, save on a change of control whereupon for one year thereafter the contract is terminable by the Company on two years' notice. Mr Murray's contract will be terminated on the day the Court sanctions the Scheme of Arrangement to enable the merger of Carlton and Granada to be completed and, having regard to principles of mitigation, it has been agreed that he will receive by way of damages a cash sum reflecting the value of 12 months' salary, bonus and benefits. He will also receive an augmentation of his benefits under Carlton's pension scheme by the addition of 24 months' service. Insofar as this benefit is provided by an unfunded arrangement he may elect for a contribution to a Funded, Unapproved Retirement Benefit Scheme ("FURBS") or a cash sum by way of commutation of that unfunded pension promise. In addition, Mr Murray will receive his retention bonus of 12 months salary. Under the EPP Mr Murray will retain his awards and options—but only to the extent the relevant performance targets which are to be tested in January 2004 are satisfied—and these will only be exerciseable, in accordance with the rules of the EPP, at such times as these options and awards would normally have been exerciseable had his contract not been terminated. His options under the Carlton 1999 Executive Share Option Scheme will be exerciseable for the period permitted under the scheme rules.

B. Compensation

        For the fiscal year ended September 30, 2003, the aggregate compensation of all directors and officers of the Company as a group (comprising the current 19 directors and officers listed in Item 6A together with Martin Bowley who left the Company after fiscal 2003) paid or accrued totaled £8.8 million. The aggregate amount paid or accrued by the Company for the fiscal year ended September 30, 2003 to provide pension, retirement or similar benefits for all directors and officers of the Company as a group was £0.5 million.

        The remuneration of each of the directors for the fiscal year ended September 30, 2003 is set out below:

	Salary 2003	Benefits 2003	Annual bonus 2003	Total remuneration 2003	Total remuneration 2002
	(in thousands)
Executive
M P Green	£670	£37	£670	£1,377	£707
P C Murray	321	16	325	662	218
Non-executive
E M de Villiers	50	—	—	50	35
D B Green	50	—	—	50	35
L F Hill	50	—	—	50	35
Sir Sydney Lipworth	50	—	—	50	35
J B McGrath(1)	18	—	—	18	—
Sir Brian Pitman	50	—	—	50	35
Current directors' total	1,259	53	995	2,307	1,100
Previous directors
G M Murphy(2)	167	34	—	201	598

	£1,426	£87	£995	£2,508	£1,698

Notes

(1)
J B McGrath was appointed to the Board on May 21, 2003.
(2)
G M Murphy resigned as a director of the Company on January 31, 2003. Included in his benefits figure is a payment of £24,322 connected with his pension arrangements.

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

        The following information relates to the three directors (2002: three directors) who participated during the fiscal year ended September 30, 2003 in the directors' pension scheme(1):

Director	Age at September 30, 2003	Directors' contributions in the year(2)	Increase in accrued pension during the year(3)	Accumulated total accrued pension at September 30, 2003
	(in thousands, except age data)
M P Green	55	£47	£19	£153
G M Murphy	47	2	1	4
P C Murray	41	15	7	12

Notes

(1)
The pension entitlement shown is that which would be paid annually at the normal date of retirement (age 60), based on service to September 30, 2003.
(2)
These relate to the contributions paid in the year by the director under the terms of the scheme.
(3)
The increase in accrued pension during the year excludes any increase for inflation.
(4)
In addition to G M Murphy's participation in the directors' pension scheme, Company contributions of £36,482 (2002: £112,068) were made during the year into his money purchase pension plan.

Annual cash bonus

        The directors' annual performance-related cash bonus scheme provides executive directors with an incentive to achieve demanding, short-term performance targets. The bonus earned, which is not pensionable, depends principally upon the Company's performance as measured against a specific target or targets set by the Remuneration Committee each year.

        For the fiscal year ended September 30, 2003, the scheme provided for a bonus of up to 100% of basic salary, and the targets related to operating performance and individual objectives.

Options to purchase securities from registrant or subsidiaries

        As at January 8, 2004, the Company's directors, officers and employees held options under the Company's 1983 Share Option Scheme, the Carlton Executive Share Option Scheme 1999, the 1987 Incentive and Non-qualified Stock Option Plan the Carlton Deferred Annual Bonus Share Plan ("DABS"), Carlton's Long Term Incentive Share Plan ("LTIS"), Carlton's Equity Participation Plan ("EPP") and the Carlton Sharesave Scheme ("SAYE"), exercisable between 2003 and 2013, over 66,332,557 Ordinary shares at prices ranging from 110.0p to 772.0p per share.

        The directors and officers listed in Item 6A held options under the Company's 1983 Share Option Scheme, the Carlton Executive Share Option Scheme 1999, the DABS, the LTIS, the EPP and the SAYE over 31,948,724 of the Company's Ordinary shares as at January 8, 2004. The options held by the executive directors over the Company's Ordinary shares under such schemes (other than under the EPP which are listed separately below) as at January 8, 2004 were as follows:

	Options over Ordinary shares at January 8, 2004		Exercise price	Expiry date
M P Green	40,000	†	358.4p	January 2, 2005
	230,188	†	530.0p	December 13, 2008
	202,657	†	602.0p	January 10, 2010
	158,031	†	772.0p	May 24, 2010
	238,859	†	561.0p	January 15, 2011
	315,047	†	319.0p	June 24, 2011
	755,639	†*	133.0p	December 18, 2012
	5,164	(SAYE)	334.0p	May 31, 2004
	20,331	(DABS)	Nominal	February 5, 2007
	1,953	(DABS)	Nominal	December 3, 2007
	5,411	(DABS)	Nominal	December 13, 2008
	6,258	(DABS)	Nominal	January 10, 2010
	19,910	(DABS)	Nominal	December 20, 2010
	28,590	(LTIS)	Nominal	February 5, 2007
	79,075	(LTIS)	Nominal	December 3, 2007
P C Murray	488,888	†	225.0p	December 12, 2011
	366,541	†*	133.0p	December 18, 2012
	14,931	(SAYE)*	110.0p	September 30, 2008

†
Exercise of these options is subject to performance conditions set by the Remuneration Committee. When the Merger is sanctioned by the Court, these conditions will fall away.
*
These options were granted during the fiscal year 2003.

The Carlton Equity Participation Plan ("EPP")

        The EPP received shareholder approval at the Annual General Meeting on March 1, 2001. A summary of the main features of the plan is set out below.

        Participation in the EPP applies to executive directors and selected senior executives. Participants invited to take part in the EPP are required to commit to have acquired Carlton shares (EPP shares) by a specified date to qualify for a matching award. Normally a participant is entitled to commit EPP shares to a value of up to 100% of basic salary (save for the first award where the maximum EPP share commitment was to a value of up to 200% of basic salary). A matching award comprises both an award of free shares (in the form of a nil-price option) and an option grant over shares at market value. The extent to which a matching award will vest will depend on the participant retaining his/her EPP shares and the performance conditions relating to the matching award being satisfied. The maximum matching award will be free shares equal in number to three times the EPP shares and options (at market value) over an equal number of shares. The principal performance conditions applicable to both sets of awards made to date will be measured on the basis of the Company's total shareholder return ("TSR") performance against that of other major UK media companies and the FTSE-100 companies. None of the matching awards will vest if the Company's TSR is below median for the media comparator group. As of January 8, 2004 the following awards have been made to executive directors:

		Awards over Ordinary shares At January 8, 2004		Exercise price		Vesting date
M P Green	Allocation	1,786,665		Nominal		Up to 50% in April 2005
	Option	1,786,665		225.0	p	and the balance in April 2006
	Allocation	1,440,858	*	Nominal		Up to 50% in April 2006
	Option	1,440,858	*	139.5	p	and the balance in April 2007
P C Murray	Allocation	733,332		Nominal		Up to 50% in April 2005
	Option	733,332		225.0	p	and the balance in April 2006
	Allocation	698,922	*	Nominal		Up to 50% in April 2006
	Option	698,922	*	139.5	p	and the balance in April 2007

*
These options were granted/awarded during the fiscal year 2003.

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

        As at January 8, 2004, 318,602 Ordinary shares had been conditionally awarded and remained outstanding to the directors and Officers listed in Item 6A under DABS.

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

        As at January 8, 2004, 107,665 Ordinary shares had been conditionally awarded and remained outstanding to the directors and officers listed in Item 6A under LTIS.

Impact of Merger on Employee Share Schemes

        The Merger will result in many awards and options under the Company's 1983 Share Option Scheme, the Carlton Executive Share Option Scheme 1999, the SAYE, the EPP, the DABS and the LTIS vesting or becoming exercisable. See section headed "Proposed Merger with Granada". For additional information on Carlton's employee share schemes and options and awards granted thereunder, see note 29 to the Consolidated Financial Statements.

C. Board Practices

        The Company ensures that it recruits to the Board only individuals of sufficient calibre, knowledge and experience to fulfil the duties of a director appropriately. All directors are given appropriate briefing on appointment and individual training needs are met as required. The Carlton Board currently comprises the Chairman and the Group Finance Director, along with six non-executive directors.

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

        The Company is continually reviewing its corporate governance standards and procedures in light of the relevant debates and rulemaking projects in the UK and the US, in order to ensure that its corporate governance systems remain in line with international best practices.

        All directors are subject to re-election by shareholders at the first opportunity after their appointment. Pursuant to the Company's Articles of Association, all directors are required to retire by rotation and offer themselves for re-election at least every three years.

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

Audit Committee

        The Audit Committee is comprised solely of non-executive directors: Sir Sydney Lipworth (Chairman of the committee), E M de Villiers, L F Hill and J B McGrath. The Company's Audit Committee meets at least three times a year to monitor the accounting policies, internal controls and financial reporting of the Group. The duties of the Audit Committee also include keeping under review the scope and costs of audit and the nature and extent of non-audit services provided by the auditors. The external auditor attends all the meetings and has direct access to the committee Chairman.

Nomination Committee

        A Nomination Committee, consisting of three non-executive directors and the Company's Chairman, is responsible for reviewing and making recommendations to the Board on the appointment of directors. The members of the Nomination Committee are: M P Green (Chairman of the committee), J B McGrath, Sir Sydney Lipworth and Sir Brian Pitman.

D. Employees

        The number of persons employed by the Group, including directors as at the year end were as follows:

(a) Activity analysis

	Year ended September 30,
	2003	2002	2001
Production	1,502	1,710	1,756
Selling and distribution	535	591	597
Administration	575	486	904

Continuing operations	2,612	2,787	3,257
Discontinued operations	—	—	—

Total	2,612	2,787	3,257

(b) Geographical analysis

	Year ended September 30,
	2003	2002	2001
United Kingdom	2,592	2,769	3,240
United States	20	18	17

Continuing operations	2,612	2,787	3,257
Discontinued operations	—	—	—

Total	2,612	2,787	3,257

        The reduction in employees as at September 30, 2003 is due to the effect of restructuring redundancies.

        Management considers its relationship with employees to be generally good.

E. Share Ownership

Share ownership

        As at January 8, 2004 details of the directors' interests in the Company's Ordinary shares were as follows:

	Number of Ordinary shares	Percentage of issued and outstanding Ordinary share capital
M P Green	10,840,717	1.61%(2)
E M de Villiers	5,000	*(3)
D B Green	9,945,299	1.48%(2)
L F Hill	79,889	*(3)
Sir Sydney Lipworth	36,646	*(3)
J B McGrath	5,000	*(3)
P C Murray	479,821	*(3)
Sir Brian Pitman	1,082	*(3)

(1)
The Company established an Employee Share Ownership Trust ("ESOP") in 1991 and a Qualifying Employee Share Ownership Trust (Quest) in 1998. The UK Companies Act deems each executive director to be interested in the shares held for the purpose of the ESOP and the Quest. These interests have not been included in the above figures. The number of Ordinary shares held for the purposes of the ESOP was 1,609,192 on January 8, 2004. The number of shares held for the purposes of the Quest was 686,656 on January 8, 2004.
(2)
The interests of M P Green and D B Green include a holding of 8,627,330 Ordinary shares in the name of Tangent Industries Limited, a company controlled by M P Green.
(3)
Each of the interests represented by an asterisk represents considerably less than 1% of the Company's issued and outstanding Ordinary share capital.

Item 7—Major Shareholders and Related Party Transactions

A. Major Shareholders

        Fidelity International Limited/FMR Corp held 80,856,565 (12.03%) as at September 30, 2003, 87,646,398 (13.04%) as at September 30, 2002 and 68,105,404 (10.14%) as at September 30, 2001.

        As at January 8, 2004, the Company had been notified of the following interests held, directly or indirectly, in 5% or more of the Company's issued Ordinary share capital:

Artisan Partners Limited Partnership (Notified December 6, 2002)	33,975,014 shares	5.06%
Fidelity International Limited/FMR Corp (Notified April 30, 2003)	80,856,565 shares	12.03%

        As at January 8, 2004, the Company had also ascertained through public announcements the following interests held, directly or indirectly, in 5% or more of the Company's issued Ordinary share capital:

Fidelity International Limited/FMR Corp (Announced January 9, 2004*)	90,318,604 shares	13.44%
UBS Global Asset Management (UK) Limited (Announced January 9, 2004*)	58,072,587 shares	8.60%

*
In respect of dealings on January 8, 2004.

        None of the Company's major shareholders have any special voting rights.

B. Related Party Transactions

        There have been no material transactions during the last fiscal year to which any director or officer, or 5% shareholder, or any other relative or spouse thereof, was a party.

        In fiscal year 2002, the Company made loans to ITV Digital Holdings and ITV Sport Channel of £82.7 million (2001: £190.3 million). Full provision has been made against all loans held at September 30, 2002. See also Note 33—Related Party Transactions—of Notes to the Consolidated Financial Statements.

        In February 2002, the Company loaned an officer, Richard Cross, £160,000 to assist him to participate in the EPP. The loan bears interest at the "official rate" (as set out in Section 160 of the Income and Corporation Tax Acts, 1988) which is rolled up and added to the principal amount. The official rate as at September 30, 2003 was 5%. The loan is to be repaid on June 30, 2006 or earlier on the occurrence of certain events.

Item 8—Financial Information

A. Consolidation Statements and Other Financial Information

        See the consolidated financial statements, including the notes thereto, and exhibits in Part III hereof and incorporated herein by this reference.

        The level of interim dividends for 2003 was considered by the Carlton Board taking into account the prospects for the business, an appropriate level of dividend cover (expressed as a ratio of dividends to net income before Ordinary share dividends) and the merger agreement with Granada which specifies that until termination of that agreement the level of the interim dividends and of the final dividend will not exceed those paid for the fiscal year 2002.

        Following the completion of the merger, it is intended that future dividends for ITV plc will be paid twice yearly for the periods ending June 30 and December 31. ITV plc currently intends to announce an interim dividend dividend in March 2004 refereable to the results of Carlton and Granada for the three months to December 31, 2003. This will be classified as a final dividend for Carlton.

B. Legal Proceedings

        Save as discused below the Company is not currently involved in any legal or arbitration proceedings, which the Company believes may have a significant adverse effect on the Company's financial position or profitability.

ONdigital

        ONdigital 1998 plc (in liquidation), formerly ITV Digital Plc, and ONdigital 1998 (Services) Limited (in liquidation), formerly ITV Digital (Services) Limited ("Services"), are wholly owned subsidiaries of ITV Digital Holdings Limited, formerly ONdigital Holdings Limited ("ITV Digital Holdings"), which is a joint venture company owned 50% by Carlton and 50% by Granada. ONdigital 1998 plc's main activity was the operation of a pay-television platform by means of digital terrestrial technology. It sold packages of digital channels to paying subscribers. Services employed all of the individuals engaged in ONdigital 1998 plc's business and carried out various other payroll and human resources services.

        ONdigital 1998 plc and Services were placed into administration on March 27, 2002. On April 30, 2002 the administrators announced the closure of the businesses. ONdigital 1998 plc ceased broadcasting its pay television channels on May 1, 2002 and both companies were placed into creditors' voluntary liquidation on October 18, 2002.

        The liquidators are currently in the process of realising the remaining assets of the companies and agreeing the claims of all of their respective creditors (which include Carlton, Granada Media, ITV Digital

Holdings and ITV Sport Channel Limited ("Sport"), which is a joint venture company owned 50% by Carlton and 50% by Granada) so that a dividend can be paid in due course. The liquidators have not yet confirmed when a dividend will be paid or what the level of the dividend will be. In fulfilment of their statutory duties, the liquidators are investigating various matters relating to both ONdigital 1998 plc and Services. This will include the liquidators considering whether there are any grounds for bringing actions against certain parties, including Carlton, Granada, ITV Digital Holdings, Sport and the former directors of ONdigital 1998 plc and Services. To date, no formal proceedings have been initiated by the liquidators, although the liquidators have indicated that they may commence proceedings in relation to a transaction involving Granada, Carlton and ONdigital 1998 plc which they allege to have been carried out at an undervalue. On the basis of legal advice taken by Carlton, the Carlton directors believe that there would be a strong defence against such proceedings. Carlton and Granada have indemnified certain former directors of ONdigital 1998 plc in respect of costs and liabilities arising as a result of investigations into the insolvency of ONdigital 1998 plc. In the event that formal proceedings were initiated by the liquidators in this regard, on the basis of legal advice the Carlton directors believe that the former directors of ONdigital 1998 plc would have a strong case for defending any such proceedings.

        Provisions of £14 million have been included in Carlton's financial statements as at September 30, 2003 in respect of remaining potential liabilities arising in connection with the closure of ONdigital 1998 plc, Services and Sport.

ITV Trademark

        Carlton and Granada are in discussions with Scottish Television Limited and Grampian Television Limited (the "Scottish Licensees") in relation to the use of the trademark "ITV" in the company name of ITV plc. The ITV trademark is owned by ITV Network Limited ("ITV Network"), a company controlled by Granada and Carlton in which the Scottish Licensees are also members. In December 2002, ITV Network entered into a license agreement (the "License Agreement") under which it granted a license to Carlton and Granada Media Group Limited and their respective group companies (as defined in the License Agreement) to use the ITV trademark for various purposes. It is upon reliance on this license that ITV plc has adopted its company name. The Scottish Licensees have claimed that this use is not permitted under the License Agreement and on November 18, 2003 failed in an application for an injunction to prevent ITV Network passing certain resolutions intended to facilitate such use. The Scottish Licensees did not seek leave to appeal. Discussions in relation to the use of the ITV trademark are continuing.

        The Carlton directors consider that ITV plc does have the right under the License Agreement to use the ITV trademark in its company name. Granada and Carlton have, however, undertaken to the Court that, if it should be subsequently determined that this use of the trademark is not permitted under the License Agreement, they will pay compensation for what would in those circumstances be the additional right to use the trademark in the company name of ITV plc. The Carlton directors do not consider that the amount of any such compensation would be material to the merged group.

UGC

        Carlton is involved in two disputes with UGC SA ("UGC") relating to Screenvision Holdings (Europe) Limited ("Screenvision Europe"), an associated undertaking in which Carlton holds a 50 per cent. interest. In May 2003, Screenvision Europe filed an arbitration claim against UGC, RMB International SA ("RMB") and Régie Média Belge SA on the basis that UGC and RMB failed to comply with certain obligations under an agreement for the sale of a 51 per cent. stake in an Italian cinema advertising business to Screenvision Europe. The claim (which is the subject of ICC arbitration) is for damages of €25 million. Screenvision Europe has been advised that it has a strong case for recovery of all or part of this amount.

        In November 2003, UGC issued proceedings against Carlton in the French Court claiming damages of €50 million in respect of Carlton's alleged wrongful termination of pre-contractual negotiations for the acquisition by Carlton of UGC's French cinema advertising business. Carlton has been advised that there may be a strong argument that the French Court does not have jurisdiction and, on the basis of the very preliminary evidence produced by the claimant at this early stage in the proceedings and the legal advice received by Carlton, the Carlton directors consider that were the French Court to retain jurisdiction Carlton would be likely to have a strong defence to the claim. Therefore, no provision has been made in respect of this claim and the Carlton directors believe that no provision will be required.

C. Significant Changes

Merger with Granada

        See above under "Item 4—Information on the Company—C. Recent Developments).

Thomson investment

        See above under "Item 5—Operating and Financial Review and Prospects—E. Accounting Principles and US GAAP Reconciliations).

UGC litigation

        See above under "Item 8—Financial Information—B. Legal Proceedings).

Item 9—The Offer and Listing

Trading Market for Ordinary Shares and ADSs.

        The principal trading market for the Ordinary shares is the London Stock Exchange. ADSs representing Ordinary shares, for which JPMorgan Chase Bank is the Depositary, are quoted on the NASDAQ National Market System. Each ADS represents five Ordinary shares. It is expected that on February 2, 2004, the effective date of the Merger, the listing of the Carlton ADSs on NASDAQ will be cancelled. The last day of dealings in Carlton ADSs on NASDAQ will be January 30, 2004. It is not anticipated that a new American Depository Receipt Program will be established by ITV plc following the Merger.

        The following table sets forth for the periods indicated the high and low closing prices for the Ordinary shares, as derived from the Daily Official List of the London Stock Exchange, and the high and low sales prices of the ADSs, as reported by the London Stock Exchange and NASDAQ respectively.

	Ordinary Shares		American Depositary Shares
Fiscal years ending September 30,
	High	Low	High	Low
	(Pence)		(US Dollars)
1999	656.50	353.25	53.63	29.75
2000	900.50	421.25	69.25	35.13
2001	670.00	132.50	47.13	10.25
2002	286.00	106.00	20.78	8.29
2003	186.75	68.25	14.49	5.55

	Ordinary Shares		American Depositary Shares
Financial quarters for fiscal years ending September 30,
	High	Low	High	Low
	(Pence)		(US Dollars)
2001
First quarter	670.00	468.00	47.06	33.75
Second quarter	611.00	392.00	47.13	28.25
Third quarter	439.00	319.00	31.25	22.85
Fourth quarter	363.00	132.50	25.76	10.25
2002
First quarter	259.00	129.00	18.60	9.35
Second quarter	286.00	183.50	20.78	12.85
Third quarter	273.25	210.00	20.00	16.01
Fourth quarter	218.25	106.00	17.40	8.29
2003
First quarter	170.50	104.00	13.20	8.06
Second quarter	140.75	68.25	11.60	5.55
Third quarter	151.50	91.00	12.10	7.36
Fourth quarter	186.75	146.00	14.49	11.85

	Ordinary Shares		American Depositary Shares
Month
	High	Low	High	Low
	(Pence)		(US Dollars)
July 2003	165.00	146.00	13.48	11.85
August 2003	186.75	158.00	14.49	12.55
September 2003	183.25	160.00	14.46	12.86
October 2003	221.00	159.25	18.80	13.23
November 2003	236.00	203.75	20.54	16.70
December 2003	245.75	225.50	21.49	19.65

        On January 8, 2004, 4,153,962 Ordinary shares (including 4,058,885 Ordinary shares represented by ADSs) were held by approximately 59 registered holders (including nominees) in the US. At such date their holdings represented approximately 0.6% of the total number of Ordinary shares outstanding. The above numbers are not representative of the actual number of US beneficial holders or number of Ordinary shares beneficially held by US persons.

Trading Market for the X-CAPs

        The principal trading market for the X-CAPs is the New York Stock Exchange. The following table sets forth for the periods indicated the high and low middle market quotations for the X-CAPs, as reported by the New York Stock Exchange.

	X-CAPs
Fiscal years ending September 30,
	High	Low
	(US Dollars)
1999	25.75	23.13
2000	24.00	19.00
2001	25.15	21.56
2002	24.40	13.00
2003	24.24	12.40

	X-CAPs
Financial quarters for fiscal years ending September 30,
	High	Low
	(US Dollars)
2001
First quarter	23.19	21.56
Second quarter	25.00	22.50
Third quarter	24.85	24.05
Fourth quarter	25.15	23.00
2002
First quarter	24.40	15.50
Second quarter	20.60	16.82
Third quarter	21.25	16.65
Fourth quarter	20.10	13.00
2003
First quarter	19.90	12.40
Second quarter	20.00	15.51
Third quarter	24.24	16.05
Fourth quarter	23.85	22.58

	X-CAPs
Month
	High	Low
	(US Dollars)
July 2003	23.65	22.60
August 2003	23.70	22.58
September 2003	23.85	22.70
October 2003	24.85	22.30
November 2003	25.15	24.85
December 2003	25.25	24.75

        On January 8, 2004, all of the X-CAPs then outstanding were held by one registered holder in the US. Such registered holding is not representative of the actual number of US beneficial holders or number of X-CAPs held beneficially by US persons.

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

(2) Articles of Association

        The Articles of Association of Carlton contain, amongst other things, provisions to the following effect:

(a)
Transfer of Shares

        A member may transfer all or any of his certificated shares by instrument of transfer in writing in the usual common form or in such other form as the directors may approve, and the transferor shall be deemed to remain the holder of such share(s) until the name of the transferee is entered in the Register in respect thereof. A member may transfer all or any of his uncertificated shares in accordance with the Uncertified Securities 1995 Regulations (the "Regulations") and in the manner provided for in the rules and procedures of the relevant system.

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

(d)
Variation of Rights

        Whenever the capital of the Company is divided into different classes of shares, all or any rights or privileges attached to any class of shares may be varied or abrogated (i) in such manner as may be provided by such rights, or (ii) in the absence of any such provision, either with the consent in writing of the holders of at least three-fourths of the nominal amount of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the issued shares of that class, but not otherwise. If, and for so long as any class of shares has any preferential right to dividend or return of capital, the conferring on other shares of rights to either dividend or return of capital ranking in point of priority either before or pari passu with that class shall, unless otherwise expressly provided by the terms on which shares of that class are held, not be deemed a variation or abrogation of the rights attached to that class of shares. The creation or issue of shares ranking pari passu with or subsequent to the shares of any class shall not (unless otherwise expressly provided by the Articles of Association or the rights attached to such last mentioned shares as a class) be deemed to be a variation or abrogation of the rights of such shares.

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

(g)
Share Capital

        Carlton's share capital is divided into:

  •
  1,221,317,551 Ordinary shares of 5 pence each (in this section 6(2)(g) of Part V "Ordinary shares" and "Ordinary shareholders" as appropriate) of which 671,960,086 had been issued and remained outstanding as at September 30, 2003;

  •
  168,682,449 6.5p (net) cumulative convertible redeemable preference shares of 5 pence each (in this section 6(2)(g) of Part V "6.5 Preference shares" and "6.5 Preference shareholders" as appropriate) of which 163,532,321 had been issued and remained outstanding as at September 30, 2003; and

  •
  15,000,000 Cumulative US dollar-denominated redeemable preference shares of US$0.01 each (in this section 6(2)(g) of Part V "Dollar Preference shares" and "Dollar Preference shareholders" as appropriate) of which nil had been issued and remained outstanding as at September 30, 2003.

(i)    Special rights of the 6.5p (net) Cumulative Convertible Redeemable Preference Shares

        The 6.5 Preference shares have the following rights:

(a)
Income

        The right in priority to receive a fixed cumulative preferential dividend (the "CRP Convertible Dividend") of 6.5p per share (net of any associated tax credit), per annum, payable half yearly in arrears in equal installments on January 1 and July 1. Holders of 6.5 Preference shares do not enjoy any further right to participate in the profits of the Company available for distribution.

(b)
Capital

        In the event of a winding up of the Company or on a return of capital (except on conversion, redemption or purchase of the 6.5 Preference shares), the assets of the Company shall be applied in the following order of priority:

  —
  firstly, in paying to the holders of 6.5 Preference shares (other than those who have elected to exercise their conversion rights under the Articles of Association if the Company is placed in liquidation ("Elected shares" and "Elected shareholders" as appropriate)) a sum equal to the capital paid up on those shares, a premium of 95p per share and all arrears and accruals of the CRP Convertible Dividend;

  —
  secondly, in paying any surplus to the holders of Ordinary shares and Elected shares a sum equal to the amount paid up on those shares; and

  —
  thirdly, in paying to the holders of Ordinary shares, 6.5 Preference shares, and Elected shares an amount proportionate to: (a) in respect of the Ordinary shares, the amount paid up on those shares, (b) in respect of the Elected shares, the amount paid up on the Ordinary shares arising on conversion, and (c) in respect of the 6.5 Preference shares, to the extent that the assets available for distribution exceed £5,000,000,000, the amounts which would have been paid up on the Ordinary shares which would have arisen if such 6.5 Preference shares had carried the right to convert such shares into fully paid Ordinary share capital of the Company at the rate of 5p nominal of Ordinary share capital for every £1,000 nominal of 6.5 Preference share capital and such right had been exercised in full.

(c)
Purchase and Redemption

        Subject to the provisions of the Companies Act 1985 (in this section the "Act"), the Company may at any time purchase 6.5 Preference shares in the market or by tender or private treaty at a price not in excess of the average of the middle market quotations during the period of the ten business days immediately prior to the date of such purchase or, in the case of a purchase on the London Stock Exchange, at the market price thereof (provided that such market price is not more than five % above such average) but not otherwise.

        Subject to the provisions of the Act, the Company shall redeem on 30 April 2010 all 6.5 Preference shares (if any) in issue on that date and the Company may redeem on 30 April 2005 and on 30 April in each of the years 2006 to 2010 all or part of the 6.5 Preference shares (if any) then in issue, and the amount payable on redemption thereof in any such case shall be the amount paid up (or credited as paid up), together with a premium of 95p per share and an amount equal to any arrears or accruals of the CRP Convertible Dividend (whether or not earned or declared).

(d)
Conversion

        On March 31 in each year up to and including 2005 (a "Conversion Date"), each 6.5 Preference shareholder shall be entitled to convert all or any of their 6.5 Preference shares into fully paid Ordinary shares of 5p each on the basis of 10.3359 (following the capitalization issue on February 26, 1996, this figure changed to 25.83975) Ordinary shares for every 100 6.5 Preference shares (the "Conversion Rate"). The allotment of Ordinary shares shall be made within 28 days after conversion. Whether the 6.5 Preference shares are in certificated or uncertificated form, the right to convert shall be exercisable by the prescribed method at any time during the 28 day period ending on the Conversion Date (the "Conversion Period").

        The CRP Convertible Dividend on any 6.5 Preference shares converted shall cease to accrue with effect from January 1 last preceding the relevant Conversion Date. The Ordinary shares arising on such conversion shall be credited as fully paid and shall rank pari passu in all respects with the Ordinary shares then in issue and shall entitle the holder to all dividends and other distributions payable on the Ordinary shares in or in respect of the accounting period in which the Conversion Date falls (not being dividends in respect of any earlier accounting period).

        In the event that immediately after the expiry of any Conversion Period 75% or more of the 6.5 Preference shares shall have been converted or purchased by the Company, the Company shall be entitled to give notice in writing to require all holders of 6.5 Preference shares either to convert all of their 6.5 Preference shares into Ordinary shares or to agree to early redemption of such shares on the expiry of such notice and requiring holders to elect whether to convert or agree to redeem.

        Conversion of such 6.5 Preference shares as from time to time are due to be converted may be effected in such manner as the directors shall determine (subject to the provisions of the Act), including by the redemption of 6.5 Preference shares involving the repayment of the amount paid up together with a premium of 95p per share or by means of consolidation and sub-division, in which case the consolidation and sub-division shall be effected in the manner prescribed by the Articles of Association.

(e)
Voting

        6.5 Preference shares shall confer on the holders the right to receive notice of and to attend all general meetings of the Company but shall only confer the right to speak or vote at any such meeting if:

  •
  the business of the meeting includes the consideration of a resolution to wind up the Company or any resolution to modify, vary or abrogate any of the rights or privileges attaching to the 6.5 Preference shares;

  •
  at the date of the meeting the CRP Convertible Dividend is six months or more in arrears after any date fixed for payment thereof; or

  •
  at the date of the meeting any 6.5 Preference shares required to be redeemed by the Company have not been redeemed on the due date or on a date subsequent thereto but prior to the date of the notice convening the meeting.

        On any resolution upon which the 6.5 Preference shareholders are entitled to vote, each such holder present in person shall on a show of hands have one vote and on a poll each such holder present in person or by proxy shall have one vote in respect of each Ordinary share which the 6.5 Preference shares registered in the name of such holder would have been converted into had conversion taken place at the Conversion Rate.

(f)
Restrictions

        So long as any 6.5 Preference shares remain capable of being converted into Ordinary share capital, certain restrictions shall apply unless the Company shall have obtained the consent of three fourths (in nominal value) of the holders of the 6.5 Preference shares whether in writing or by extraordinary resolution at a separate meeting of the 6.5 Preference shareholders.

(g)
Issue of further shares

        No further share capital of the Company ranking as regards participation in the profits or assets of the Company in priority to the 6.5 Preference shares shall be created or issued without the consent of three-fourths (in nominal value) of the holders of the 6.5 Preference shares.

        Subject to the provisions of the Articles of Association, the Company may create and issue further shares ranking as regards participation in the profits and assets of the Company pari passu with the 6.5 Preference shares.

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

Amendments Relating to the Merger

        At an Extraordinary General Meeting of the Company held on January 13, 2004, in order to facilitate implementation of the proposed merger between the Company and Granada plc two changes to the Articles of Association of the Company were approved: (a) an amendment to take effect on the scheme of arrangement between the Company and holders of its Ordinary shares (the "Scheme") becoming effective, pursuant to which a new article setting out the rights of the A Ordinary shares will be added to the Articles of Association; and (b) an amendment to take effect immediately to provide, inter alia, for (i) shares issued by the Company after the date of the meeting and before the date on which the Scheme becomes effective to be subject to the Scheme; and (ii) shares issued by the Company after the Scheme becomes effective to be transferred to ITV plc in consideration for an issue of shares by ITV plc to the relevant shareholder.

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

(a)
Purchase Price and Other Completion Events

        At Completion, the consideration paid by Thomson to Carlton was US$750 million (£524 million) in cash and an aggregate amount of US$600 million (£420 million), payable in four equal installments of US$150 million (£105 million) each plus accrued interest on the first, second, third and fourth year anniversaries of completion. Thomson's obligations in this respect were evidenced by promissory notes, which were issued on completion.

        Additionally Thomson at Completion paid Carlton further consideration of €761.4 million (£477.3 million) in cash. At Completion, Carlton was obliged to subscribe €761.4 million (£477.3 million) for bonds issued by Thomson which carried an entitlement on the first year anniversary of the date of Completion to 15.5 million new Thomson shares. Following maturity of the bonds one year after Completion (i.e. March 2002), Carlton became a 5.5% shareholder in Thomson.

        In total the Company received consideration of £1,321.5 million, after closing adjustments. Cash disposed of totaled £94.1 million and expenses and other costs were £54.3 million. Net consideration arising from the disposal was therefore £1,173.1 million.

(b)
Representations and Warranties

        Carlton and the Carlton Subs and Thomson have given to each other representations, warranties and indemnities (including, in the case of Carlton and the Carlton Subs, an indemnity relating to tax and environmental matters) which are customary in a disposal of a business of this kind under a contract governed by New York law.

(c)
Screen Advertising Joint Venture

        Thomson and Carlton agreed to negotiate in good faith to establish, after Completion, a 50/50 joint venture for the development of a screen advertising business in North America. Under the joint venture agreement Carlton and Thomson each holds 50% of Technicolor Cinema Advertising LLC, the holding company for a cinema screen advertising venture in the United States.

(d)
Covenant not to Compete

        Subject to certain exceptions, Carlton and the Carlton Subs have agreed not to compete with the Technicolor business, as it is carried on at Completion, or to solicit any of the employees of Technicolor or to induce any customer or business relation from ceasing to do business with Technicolor for a period of thirty-six months from the date of Completion.

(2) The Joint Venture with Granada in respect of the pay DTT service called ONdigital

        A joint venture agreement dated December 18, 1997 and made between Carlton and Granada relating to their respective holdings of 50% of ITV Digital Holdings Limited ("ITV Digital Holdings"), formerly ONdigital Holdings Limited, which holds 100% of ONdigital 1998 plc. The purpose of the joint venture was to set up a pay DTT operator. Granada's shareholding in ITV Digital Holdings was transferred to Granada Media plc ("Granada Media") in accordance with the permitted transfer provisions on May 10, 2000. The joint venture agreement contains provisions relating, inter alia, to the financing and management of ITV Digital Holdings and ONdigital 1998 plc and the relationship between the shareholders, including the appointment of directors, prohibitions on certain actions of ITV Digital Holdings and/or ONdigital 1998 plc without the prior written consent of Carlton and Granada Media, deadlock resolution (including a procedure for either shareholder to serve a buy/sell notice specifying a cash price for the purchase of its interest in ITV Digital Holdings), non-compete obligations, events of default and restrictions on transfers of shares to third parties.

        ONdigital 1998 plc and ONdigital (Services) Limited ("Services") were placed into administration on March 27, 2002 and are currently in the process of liquidation as more fully described under "Item 4—Information on the Company -B. Historical Background".

(3) The Merger Agreement with Granada

        A merger agreement dated October 16, 2002 and made between Carlton and Granada whereby the two companies proposed a merger of their respective groups of companies to form one group of companies ("merged group").

(a)
Pre-conditions and Conditions to Merger

        The Merger is subject to a number of pre-conditions including clearance by the UK competition authorities and the ITC and will be effected once those clearances have been obtained. Regulatory clearances for the Merger were obtained sufficiently in advance of the new Communications Act coming into force.

        The Merger is currently being effected by way of inter-conditional court approved schemes of arrangement of both Carlton and Granada under Section 425 of the Companies Act 1985, as amended. The schemes operate in a similar way to each other and are expected to become effective on the same day, January 30, 2004, subject to all preconditions being satisfied. The Carlton scheme was approved on January 13, 2004 by special resolution of holders of Carlton Ordinary shares at an Extraordinary General Meeting of Carlton. The Carlton scheme was approved separately by a majority in number representing over 75% in value of the holders of Carlton Ordinary shares who voted at a meeting convened by the High Court of Justice in England and Wales on the same day. The Granada scheme required similar approvals by holders of Granada Ordinary shares which were duly received on January 13, 2004. Each scheme is still required to be sanctioned by the High Court. The schemes can only become effective when all conditions to the Merger have been satisfied or waived. The Merger is conditional upon both schemes becoming unconditionally effective by March 31, 2004 or such later date as Carlton, Granada and the High Court may agree.

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

(b)
Exchange Ratio and Additional Consideration for the Merger

        On completion of the Merger, Granada shareholders will receive 68% of the ordinary share capital of the merged group and £200 million in cash. Carlton Ordinary shareholders will receive 32% of the ordinary share capital of the merged group, potentially increasing to 34% through the conversion of convertible shares in the merged group to be issued to Carlton shareholders in 2006 depending on the achievement over a prescribed period of a share price of Ordinary shares of the merged group equivalent to 140 pence per Granada share (implying the achievement of a Carlton Ordinary share price of 271 pence on the basis of 1.9386 ITV ordinary shares for each Carlton Ordinary share) and on achievement of an agreed earnings target for the year ending September 2005. For additional information on the terms of the convertible shares see below under (c).

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

        The convertible shares will automatically convert into ordinary shares in the merged group on January 1, 2006 provided that the following conditions have been satisfied:

  •
  the closing middle market price of an ordinary share in the merged group on at least 60 of the 90 trading days up to (but not including) January 1, 2006 exceeds 140 pence; and

  •
  the merged group's consolidated, pre-exceptional (as that term is defined in paragraph 20 of FRS 3), pre-goodwill amortization, post tax (with tax effects of exceptional items written back), basic earnings per ordinary share for the year ending September 30, 2005 (calculated on a basis consistent with UK GAAP as at the date of this announcement and in accordance with the accounting principles and policies as disclosed by Granada and Carlton in their statutory accounts for the year ended September 30, 2002 and, for the avoidance of doubt, any profit and loss charges or credits arising from the adoption of FRS 17 shall be ignored) are equal to or greater than 6.26 pence. The merged group's auditors will certify the earnings per share figure for these purposes.

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

        The merger agreement is included in the Company's 6-K filing dated December 16, 2003.

(4) Sponsors Agreement

        An agreement dated December 5, 2003 was entered into between ITV plc, Granada, Carlton, Lazard & Co., Limited ("Lazard") and UBS Limited ("UBS") (the "Sponsors Agreement") appointing Lazard and UBS as joint sponsors to the admission of the ITV ordinary shares to the Official List and the admission of the ITV ordinary shares to trading on the London Stock Exchange. ITV plc, Granada and Carlton have given certain customary warranties to Lazard and UBS. Lazard and UBS have received customary indemnities from ITV plc in relation to certain liabilities in connection with their role as joint sponsors. The Sponsors Agreement also contains certain customary undertakings by ITV plc, Granada and Carlton. Lazard and UBS may terminate the Sponsors Agreement for certain customary reasons including in the event that there is a material adverse change in the business, financial or trading position which would in the reasonable opinion of Lazard and UBS entitle either Granada or Carlton to terminate the merger, whether or not they do so.

(5) Regulatory Undertakings

        In connection with the Secretary of States's clearance of the merger, Granada and Carlton have given undertakings to the Office of Fair Trading. See "Item 4—Information on the Company—I. Regulation—2. Merger Undertakings").

(6) First Supplemental Indenture for the X-CAPS

        In connection with the schemes of arrangement and the Merger, ITV plc will succeed, as of the effective date of the Merger, to the rights and obligations of Carlton as successor issuer with respect to the X-CAPs through the First Supplemental Indenture, dated as of January 29, 2004, among Carlton, ITV plc and US Bank Trust, as trustee. See also "Proposed Merger with Granada".

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

D. Taxation

        The following is a summary of the principal US federal income and UK tax consequences of the purchase, ownership and disposition of X-CAPs, Ordinary shares, Dollar Preference shares or ADSs by a US holder. For the purposes of this summary, a "US holder" is a beneficial owner of X-CAPs, Ordinary shares (or, following the re-designation described below in the section UK Taxation on Capital Gains, A Ordinary shares), Dollar Preference shares or ADSs that is (i) a citizen or resident of the United States, (ii) a corporation organized under the laws of the United States or any State, (iii) an estate the income of which is subject to United States federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. In general, for US federal income tax purposes, holders of ADSs will be treated as the owners of the Ordinary shares or Dollar Preference shares represented by those ADSs. As used in this summary, the term "ADSs" refers to ADSs representing either Ordinary shares or Dollar Preference shares.

        The summary is not a comprehensive description of all of the tax considerations that may be relevant with respect to X-CAPs, Ordinary shares, Dollar Preference shares or ADSs. The summary deals only with US holders that hold X-CAPs, Ordinary shares, Dollar Preference shares or ADSs as capital assets and that own, together with certain related parties, less than 5% of the voting shares of the Company or of the X-CAPs, Ordinary shares or Dollar Preference shares and all such US holders are advised to consult with their own tax advisers with respect to the rules discussed in the summary. This summary does not take into account the specific circumstances of any particular investors (such as, but not limited to, tax-exempt entities, certain insurance companies, broker-dealers, traders in securities that elect to mark to market, investors liable for alternative minimum tax, investors that hold shares or ADSs as part of a straddle or a hedging or conversion transaction or investors whose functional currency is not the US dollar), some of which may be subject to special rules.

        The summary is based on the current tax laws of the US and the UK and also in part on representations of Morgan Guaranty Trust Company of New York, as depositary (the "Depositary") for Ordinary shares and/or Dollar Preference shares on behalf of holders of ADSs. The summary assumes that each obligation in the deposit agreements among Carlton, the Depositary and the holders from time to time of ADSs and any related agreement will be performed in accordance with its terms. This summary is also based on the double income taxation convention between the UK and the US which entered into force on March 31, 2003 (the "New Income Tax Treaty") and the double income taxation convention between the UK and the US which entered into force in 1980 (the "Old Income Tax Treaty"). The New Income Tax Treaty generally became effective with respect to withholding taxes on May 1, 2003, UK income and capital gains tax on April 6, 2003 and UK corporation tax on April 1, 2003. Taxpayers may elect to have the Old Income Tax Treaty apply in its entirety for a twelve month period from the date on which the New Income

Tax Treaty would otherwise apply. US holders should consult their own tax advisers regarding the application of the New Income Tax Treaty, including the relevant effective dates of the New Income Tax Treaty.

        Investors in X-CAPs, Ordinary shares (or, following the re-designation described below in the section "UK Taxation on Capital Gains", A Ordinary Shares) Dollar Preference shares or ADSs are advised to consult their own tax advisers as to the UK, US or other tax consequences of the purchase, ownership and disposition of such X-CAPs, Ordinary shares, Dollar Preference shares or ADSs, including the effect of any state or local laws.

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

        Payments of interest will be exempt from withholding or deduction for or on account of UK tax under the provisions of UK tax law relating to "quoted eurobonds" provided that they carry a right to interest and are and continue to be listed on the New York Stock Exchange or on the London Stock Exchange (or other recognized "stock exchange" within the meaning of section 841 of the Income and Corporation Taxes Act 1988). Whilst the X-CAPs are and continue to be quoted eurobonds (within the definition applicable from that date), payments of interest may be made without withholding or deduction for or on account of United Kingdom income tax.

        In all cases falling outside the quoted eurobond exemption, UK interest on the X-CAPs may be paid under deduction of United Kingdom income tax at the lower rate (currently 20%), subject to such relief as may be available under the provisions of the New Income Tax Treaty or, where a taxpayer is entitled to have the Old Income Tax Treaty apply and has made an election, the Old Income Tax Treaty or other possible exemptions.

        Payments of interest on the X-CAPs will constitute UK source income, and, as such, remain subject to UK income tax by direct assessment even though paid gross, except in the hands of (a) a US holder who is entitled to an exemption under the New Income Tax Treaty or, where a taxpayer is entitled to have the Old Income Tax Treaty apply and has made an election to that effect, the Old Income Tax Treaty and (b) a holder who is not resident in the UK for tax purposes and does not have, in relation to such interest, a "UK representative" for the purposes of section 126 of, and Schedule 23 to, the Finance Act 1995.

US Federal Income Taxation of Payments on the X-CAPs

        Because the X-CAPs have no stated maturity, can be exchanged for Dollar Preference shares at the option of the Company and would be treated as if they were Dollar Preference shares in a winding-up of the Company and because payments of interest on the X-CAPs will be made only at the election of the Company, the X-CAPs will be treated as equity for US federal income tax purposes. The Dollar Preference shares will also be treated as equity for US Federal income tax purposes.

        Accordingly, payments of interest on the X-CAPs and distributions made with respect to the Dollar Preference shares will constitute dividends for US federal income tax purposes to the extent paid out of current or accumulated earnings and profits of the Company, as determined for US federal income tax purposes. See "US Federal Income Taxation on Payments of Dividends" below.

UK Income Tax on Payments of Dividends

        Under UK law there is no UK withholding tax on dividends paid.

        An individual shareholder who is the beneficial owner of Ordinary shares or Dollar Preference shares and resident in the UK will generally be entitled to a tax credit in respect of any dividend received equal to 1/9th of the amount of the dividend. Such an individual shareholder's liability to UK income tax is calculated on the sum of the dividend and the tax credit ("the gross dividend"). The tax credit therefore equals 10% of the gross dividend. The UK tax credit is available to be set against the individual's UK income tax liability on the dividend but will generally not be available to be refunded to him if it exceeds his overall liability to income tax.

        A US holder who is a resident of the US will not be able to claim repayment of any part of the UK tax credit.

US Federal Income Taxation on Payments of Dividends

        Distributions received in respect of X-CAPs, Ordinary shares, Dollar Preference shares or ADSs will constitute dividends for US federal income tax purposes to the extent paid out of current or accumulated earnings and profits of the Company, as determined for US federal income tax purposes. Dividends paid to a non-corporate US holder in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable at a maximum tax rate of 15% provided that the shares or ADSs are held for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date or, in the case of X-CAPs or Dollar Preference shares, if the dividend is attributable to a period or periods aggregating over 366 days, provided that the X-CAPs or Dollar Preference shares are held for more than 90 days during the 180-day period beginning 90 days before the ex-dividend date and meet other holding period requirements. Dividends paid with respect to the X-CAPs, Ordinary shares, Dollar Preference shares or ADSs will generally be qualified dividend income.

        A dividend is taxable when a US holder, in the case of X-CAPs, Ordinary shares or Dollar Preference shares, or the Depositary, in the case of ADSs, receives the dividend, actually or constructively. A dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations.

        Dividends will be treated as income from sources outside the United States, but generally will be "passive income" or "financial services income" for purposes of computing the foreign tax credit limitation. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% rate. The rules relating to the determination of the foreign tax credit are complex. US holders should consult their own tax advisers regarding the applicability of the reduced qualified dividend income tax rate, whether the US holder is eligible for benefits under the Old Income Tax Treaty and the New Income Tax Treaty, and to what extent a US foreign tax credit may be available with respect to dividends paid on the X-CAPs, Ordinary shares, Dollar Preference shares or ADSs.

UK Taxation on Capital Gains

        Each country may in general tax capital gains in accordance with the provisions of its domestic law. Subject to the exception outlined in the following paragraph, under present UK law a US holder that is not resident (and, in the case of an individual, not ordinarily resident) in the UK for UK tax purposes will not be liable for UK taxation on capital gains or eligible for relief from UK taxation for allowable losses realized on the sale or other disposal (including redemption) of such X-CAPs, Ordinary shares, Dollar Preference shares or ADSs unless they carry on a trade (which includes a profession or vocation) in the UK through a branch, agency or (in the case of corporate holders) permanent establishment and their X-CAPs, Ordinary shares, Dollar Preference shares or ADSs are or have been used, held or acquired for the purposes of such trade or branch, agency or permanent establishment.

        US holders who are individuals, who have, on or after March 17, 1998, ceased to be resident or ordinarily resident for tax purposes in the UK for a period of less than five years of assessment and who dispose of their X-CAPs, Ordinary shares, Dollar Preference shares or ADSs during that period may be liable on their return to UK taxation on capital gains (subject to any exemption or relief).

        The re-designation of Ordinary shares into A Ordinary shares prior to the Merger between the Company and Granada will be regarded as a reorganization of the Company's share capital. US holders of Ordinary shares will not be treated as having disposed of their Ordinary shares and no liability to UK tax on gains should arise in respect of this re-designation. The A Ordinary shares will be treated as acquired for the same amount and at the same time as the Ordinary shares were acquired.

        Furthermore, US holders should not be treated as having made a disposal of their A Ordinary shares as a result of their cancellation, and the new ITV shares issued to them (see "US Federal Income Tax Treatment of the Merger" below) should be treated as the same asset and having been acquired at the same time as the cancelled A Ordinary shares.

        Holders of A Ordinary shares who, alone or together with persons connected with them, hold more than 5% of, or of any class of, the shares or debentures of the Company will be eligible for this treatment provided that the transaction pursuant to which the A Ordinary shares are cancelled and new ITV shares issued is effected for bona fide commercial reasons and does not form part of a scheme or arrangements of which the main purpose, or one of the main purposes, is an avoidance of liability to UK capital gains tax or corporation tax.

US Federal Income Taxation on Capital Gains

        A US holder generally will recognize a capital gain or loss for US federal income tax purposes on the sale or exchange of X-CAPs, Ordinary shares, Dollar Preference shares or ADSs in the amount of the difference between the amount realized and the holder's adjusted tax basis in the X-CAPs, Ordinary shares, Dollar Preference shares or ADSs (see, however, the discussion below on PFIC rules). Capital gain of a non-corporate US holder that is recognized on or after May 6, 2003 and before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. Such gain or loss will be income or loss from sources within the US for foreign tax credit limitation purposes. US holders should consult their own tax advisers concerning capital or non-capital treatment, along with the state and local tax consequences of a sale or exchange of X-CAPs, Ordinary shares, Dollar Preference shares or ADSs.

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

        A deposit of Dollar Preference shares in registered form with The Depositary Trust Company or its nominee by a holder will normally give rise to a charge to stamp duty or SDRT at the rate of 1.5% of the value of the shares. Such stamp duty or SDRT will be payable by the holder as a condition precedent to the issue of ADSs against the deposit of such Dollar Preference shares.

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

        If the X-CAPs, Ordinary shares, Dollar Preference shares and ADSs are treated as stock of a PFIC and a US holder makes a mark-to-market election, the holder will not be subject to the PFIC rules described above. Instead, in general, the holder will include as ordinary income each year the excess, if any, of the fair market value of the holder's X-CAPs, Ordinary shares, Dollar Preference shares or ADSs at the end of the taxable year over the holder's adjusted basis in the X-CAPs, Ordinary shares, Dollar Preference shares or ADSs. These amounts of ordinary income will not be eligible for the favorable tax rates applied to qualified dividend income or long-term capital gains. The holder will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of the holder's X-CAPs, Ordinary shares, Dollar Preference shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The holder's basis in the X-CAPs, Ordinary shares, Dollar Preference shares or ADSs will be adjusted to reflect any such income or loss amounts.

        Notwithstanding any election a holder makes with regard to the holder's X-CAPs, Ordinary shares, Dollar Preference shares or ADSs, dividends that the holder receives from the Company will not constitute qualified dividend income to the holder if the Company is a PFIC either in the taxable year of the distribution or the preceding taxable year. Dividends that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, a holder must include the gross amount of any such dividend paid by the Company out of the Company's accumulated earnings and profits (as determined for United States federal income tax purposes) in gross income, and it will be subject to tax at rates applicable to ordinary income.

        A US holder of X-CAPs, Ordinary shares, Dollar Preference shares or ADSs during any year that Carlton is a PFIC must file Internal Revenue Form 8621.

US Federal Income Tax Treatment of the Merger

        The Company has announced that it plans to merge with Granada. The Merger will be implemented by the acquisition of the Company and Granada by a new holding company, ITV plc. Following the re-designation of Ordinary shares into A Ordinary shares as described in the section UK Taxation on Capital Gains above, holders of A Ordinary shares will surrender their shares in exchange for ITV ordinary shares and ITV convertible shares. Notwithstanding the summary discussion which follows, US holders should consult their own tax advisers concerning the US federal and state and local income tax treatment of the Merger with respect to holding X-CAPs, Ordinary shares, A Ordinary shares, Dollar Preference shares or ADSs.

        US holders generally will not recognize gain or loss on the cancellation of their shares or the receipt of ITV ordinary shares except to the extent of any cash received in lieu of fractional ITV ordinary shares (in which case any gain or loss recognized will be treated as a capital gain or loss if such cancelled shares are held as capital assets).

        It is uncertain whether US holders will or will not generally recognize gain or loss on the receipt of the ITV convertible shares. If the ITV convertible shares are treated as convertible stock, then US holders generally will not recognize gain or loss on the receipt of ITV convertible shares in the Merger. Where ITV convertible shareholders receive ITV ordinary shares on conversion of the ITV convertible shares distributed in the Merger, a portion of the ITV ordinary shares that such holder receives will be taxable as interest income. The portion that is treated as interest will have a basis equal to the amount of interest required to be recognized and the holding period of such portion will begin on the day after receipt of such shares.

        If the ITV convertible shares are treated as options, a US holder generally will recognize gain on receipt of ITV convertible shares in the Merger in an amount equal to the lesser of (1) the fair market value of the ITV convertible shares received by them on the date of receipt and (2) the difference between (a) the sum of the fair market value of the ITV ordinary shares and the ITV convertible shares received by them in the Merger and (b) such US holder's tax basis in the surrendered A Ordinary shares. In addition, ITV convertible shareholders will not recognize gain or loss on conversion of the ITV convertible shares into ITV ordinary shares. Because the tax consequences resulting from the receipt of the ITV convertible shares and the right to receive additional ITV ordinary shares pursuant to the terms of the ITV convertible shares are uncertain, US holders should consult their own tax advisers regarding the tax treatment of the ITV convertible shares in their particular circumstances.

        In addition, any outstanding Dollar Preference shares may be cancelled and US holders of such shares may receive a cash payment in connection with the Merger. The consequences of the occurrence or non-occurrence of these events are complex. US holders of Dollar Preference shares should consult their own tax advisers regarding the tax consequences to them in their particular circumstances.

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

Item 11—Qualitative and Quantitative Disclosures About Market Risk

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

Financing

        The Company's policy is to finance its operations long term with a mixture of equity and debt instruments with a range of maturities. The Company has traditionally raised fixed rate debt from the US and European capital markets and obtained bank facilities from the UK syndicated market. At September 30, 2003 the Company had a committed £100 million syndicated bank facility with a maturity of April 2006 provided by a group of high quality international banks. The purpose of the facility is to maintain the focus on the Company of a core group of relationship banks.

Market Risk Sensitivity

        The Company uses financial instruments including fixed and variable rate debt as well as swap, forward and option contracts to finance its operations and to hedge interest rate and currency exposures. The Company only enters into derivative financial instruments to manage its underlying exposure. The information below summarises the Company's market risks associated with debt obligations and other significant financial instruments outstanding as of September 30, 2003. The information presented below should be read in conjunction with Note 23, Note 24 and Note 26 of Notes to Consolidated Financial Statements.

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

        Tabular presentation of interest rate sensitive financial instruments, in sterling equivalents, at September 30, 2003:

			Expected to mature before September 30,
	Total 2002	Fair Value 2002	2004	2005	2006	2007	2008	There- after	Total 2003	Fair Value 2003
	(in millions)
Cash (floating rates)	£552.9	£552.9	£509.6						£509.6	£509.6
	3.66%		3.15%						3.15%
Loan Notes (floating rates)	32.8	32.8							—	—
	1.98%								—
Long-Term Debt
Fixed Rate (£)	447.0	375.1				199.2		248.4	447.6	459.4
Average interest rate	6.51%					7.63%		5.63%	6.51%
Fixed Rate (US$)	91.3	49.6						86.5	86.5	83.1
Average interest rate	8.00%							8.00%	8.00%
Fixed Rate (Euro)	401.0	342.3		443.3					443.3	440.8
Average interest rate	2.28%			2.25%					2.25%
Floating Rate (Euro)	29.3	28.2							—	—
Average interest rate	3.55%								—
Floating Rate (Yen)	11.5	8.7			11.5				11.5	10.5
Average interest rate	0.37%				0.37%				0.37%
Other (fixed rates)	32.6	32.6	1.8	1.6	1.7	1.7	1.5	20.9	29.2	29.2
Interest Rate Swaps(1)
Principal (£)	447.0	10.9				199.2		248.4	447.6	(14.0)
Variable rate payable(2)	3.04%					6.78%		4.76%	5.66%
Fixed rate receivable	6.51%					7.63%		5.63%	6.51%
Principal (Yen)	11.5	(1.1)			11.5				11.5	(0.8)
Variable rate payable(3)	4.43%				4.28%				4.28%
Variable rate receivable	0.37%				0.37%				0.37%
Principal (Euro)	29.3	(1.1)							—	—
Variable rate payable	4.47%								—
Variable rate receivable	3.55%								—
Principal (Euro)	401.0	11.9		443.3					443.3	14.0
Variable rate payable(4)	1.23%			0.27%					0.27%
Fixed rate receivable	2.28%			2.25%					2.25%
Principal (US$)	91.3	(7.2)						86.5	86.5	(6.5)
Variable rate payable(5)	4.48%							3.59%	3.59%
Fixed rate receivable	8.00%							8.00%	8.00%

(1)
At September 30, 2003 the fair value of the interest rate swaps represented the benefit/(cost) that the Company would have incurred if it cancelled the swaps on their date. The received leg of all swaps matches the underlying bond.
(2)
For the 2007 maturity the variable rate is six month sterling libor + 3.19%. For the maturity thereafter the variable rate is six month sterling libor + 0.67% set in arrears.
(3)
Variable rate calculated at six month sterling libor + 0.48%.
(4)
Variable rate calculated at one month sterling libor - 2.81% which was locked in at a rate of 0.27% between May and October 2003.
(5)
Variable rate calculated at three month dollar libor + 2.45%.

        The effective financing cost of the £250 million Eurobond was swapped in July 2003 into 6 month sterling libor set in arrears plus 0.67% if the libor rate fixing is greater than 3.0% and no higher than 4.75%. If the libor rate fixing is greater than 4.75% the margin rises to 1.92%. If the libor rate fixing is 3.0% or less the bond coupon of 5.625% is payable. If 6 month dollar sets at 3.75% or above on a rate fixing date both the bank and Carlton have the option to terminate and cash settle the swap at fair market value. This is because at this level a dormant swap as at September 30, 2003 will become active again. Under the terms of this dormant swap if 6 month dollar libor exceeds 3.75% Carlton receives the bond coupon of 5.625% and pays 6 month dollar libor plus 0.75% (payable in sterling) up to September 2004. From September 2004 the bank has the choice of receiving 6 month dollar libor plus 0.75% set in arrears or in advance (payable in sterling) or 6 month sterling libor minus 0.1% set in arrears or in advance. If 6 month dollar libor set in advance sets above 6.5% a further 1% margin for that period is payable. In January 2003 Carlton sold swaps for a total of £21 million that had been entered into in July 2002. These swaps also matched the £250 million Eurobond and had the effect of swapping the bond coupon into 6 month dollar libor plus 0.75% (payable in sterling) if 6 month dollar libor set below 3.75%. As at September 30, 2003 £6.9 million remains unamortized and will be recognized through the profit and loss account during years 2004 to 2006.

        In April 2003 the £200 million Eurobond was swapped such that Carlton receives the bond coupon of 7.625% and pays 6 month sterling libor plus 3.19%. The bank has the option to cancel the swap for nil value at each 6 monthly rate fixing date. Carlton has a further swap matched against this Eurobond which was dormant as at September 30, 2003. Under the terms of this dormant swap if 6 month dollar libor exceeds 3.75% Carlton receives the bond coupon of 7.625% and pays 6 month dollar libor set in arrears plus 0.415% (payable in sterling) up to December 2004. From December 2004 the bank has the choice of receiving 6 month dollar libor plus 0.75% set in arrears or in advance (payable in sterling) or 6 month sterling libor minus 0.1% set in arrears or in advance. If 6 month dollar libor set in advance sets above 6.5% a further 1% margin for that period is payable. The dormant swap is no longer designated as a hedge for accounting purposes and as such Carlton's policy is to provide to the extent that the swap represents an onerous contract. As at September 30, 2003 £1.1 million was provided against this swap.

        £11.5 million private placement loan notes issued in Japanese Yen under the £1,000 million Euro Medium Term Note Program have a post swap financing cost of 6 month libor plus 0.48%.

        Dollar floating rate borrowing comprises the post swap cost of the US$150 million Exchangeable Capital Securities. Under the swap the Group receives 8% (to match the coupon on the securities) and pays the higher of 3 month dollar libor set in arrears or in advance plus 2.45%. The swap is cancellable at the bank's option at any time for no consideration. The maturity of the swap is October 2028 (unless cancelled earlier).

        The €638.6 million Exchangeable bond was swapped with effect from May 2002 from its fixed rate cost of 2.25% into a floating rate cost of 1 month sterling libor minus 2.81% on a notional amount of £394.9 million until January 2005. This floating rate was swapped to a fixed rate of 0.27% for the period May 2003 to October 2003.

        The majority of the remaining floating rate borrowings relate to sale and leaseback of rights associated with program production bearing a blended interest rate of 5.77%.

Currencies

        The Company's operations are conducted in a number of different currencies. As a result, there is exposure to future cash flows due to changes in foreign currency exchange rates when transactions are denominated in currencies other than pounds sterling, which is the primary currency in which the Company conducts business. The decision to hedge is influenced by the size of the exposure, the certainty of it arising, the trading and market position of the subsidiary in the country in which the exposure arises and the current exchange rate. The table below presents the contractual amount and the related weighted average contract exchange rates for significant forward currency contracts outstanding as of September 30, 2003 and 2002. The swiss franc contracts match known contractual commitments related to the Champions League Football contract, 2004 European Championship and 2006 World Cup. In addition, the Company's non-sterling denominated long-term debt obligations indicated in the table above are subject to foreign currency exchange rate movements.

	2003 Contract Amount (GBP £ equivalents in millions)	2003 Average Contractural Exchange Rate	2002 Contract Amount (GBP £ equivalents in millions)	2002 Average Contractural Exchange Rate
Receive USD/Pay GBP	£2.7	1.55	£2.0	1.52
Receive GBP/Pay USD	£0.8	1.58	£3.6	1.40
Receive CHF/Pay GBP	£31.7	2.21	£28.6	2.09
Receive GBP/Pay EUR	£2.8	1.42	£57.3	1.61
Receive EUR/Pay GBP	£3.9	1.54	£—	—

        In addition to the forward contracts detailed in the table above the Company purchased at a cost of £11 million in May 2002 a currency call option giving it the right to purchase €425 million at a £/€ exchange rate of 1.5947 for value January 4, 2005. The contract locks in a known worst exchange rate for the purchase of euros to cover about two thirds of the Company's requirement for euros on that date should investors in the €638.6 million Exchangeable bond exercise their right under the bonds to be repaid at par. The cost of the call option is being written off on a straight line basis over its life (32 months) and to the extent that the written down value exceeds the fair market value further provision will be made. In fiscal year 2003 £4.1 million of premium cost was written off and the call option had a book value of £5.2 million as at September 30, 2003.

Investment in Cash

        The Company operates strict investment guidelines with respect to cash, with an emphasis on preservation of capital. Consequently, discretionary investments with a maturity greater than one year must be rated AA or better and discretionary investments with maturities of less than one year must be rated A1 or P1 by the major credit rating agencies. There are also conservative limits for individual counterparties. During the 2003 fiscal year and at September 30, 2003, all cash was invested with maturities of less than one year, mainly in sterling.

Item 12—Description of Securities Other than Equity Securities

        Not applicable.

PART II

Item 13—Defaults, Dividend Arrearages and Delinquencies

        Not applicable.

Item 14—Material Modifications to the Rights of Security Holders and Use of Proceeds

        Not applicable.

Item 15—Controls and Procedures

        The Company's management, including the Company's Chairman and Group Finance Director has evaluated the effectiveness of the design and operation of its disclosure controls and procedures pursuant to Exchange Act Rule 13a-15 as at September 30, 2003. Based on that evaluation, the Chairman and Group Finance Director have concluded that these disclosure controls and procedures are effective.

        There were no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent of the date of their evaluation.

Item 16A—Audit Committee Financial Expert

        The Board has determined that the Company does not have an "audit committee financial expert" as defined in Item 16A of Form 20-F serving on its audit committee. In light of the pending merger, the Board will not seek to add a member to the audit committee who meets this definition. Should the Merger not complete for any reason, the Board will reconsider this matter. The Board is nevertheless satisfied that the members of the audit committee possess the appropriate skills and experience to carry out their duties as members of the audit committee.

Item 16B—Code of Ethics

        The Board has approved a draft Code of Ethics for Senior Officers. Given the imminence of the completion of Carlton's merger with Granada, the Code has not yet been issued. The Board of ITV plc will be presented with a draft Code of Ethics for approval following the Merger. Should the Merger not complete for any reason, the Code will be issued to Carlton's Senior Officers.

Item 16C—Principal Accountant Fees and Services

        See Note 5 of Notes to Consolidated Financial Statements.

Item 16D—Exemptions from the Listing Standards for Audit Committees

        Not applicable.

PART III

Item 17—Financial Statements

        Not applicable.

Item 18—Financial Statements

        The following financial statements and financial statement schedules together with the report of PricewaterhouseCoopers LLP thereon are filed as part of this Annual Report. The financial statements have been prepared in accordance with UK GAAP. The financial statements include in Note 36 a summary of the differences arising in preparing the financial statements of the Company in UK and US GAAP. The financial statements' disclosures are based on those required in the UK, with additional disclosures required in the US given as required.

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

Item 19—Exhibits

1	The Memorandum and Articles of Association (as amended on January 13, 2004)
**2.1	First supplemental Trust Deed constituting £250,000,000 5.625% Bonds due 2009
**2.2	Trust Deed constituting €638,600,000 2.25% Exchangeable Bonds due 2007
**2.3	First Supplemental Trust Deed modifying and restating the provisions of the Trust Deed dated March 2, 2001 relating to the £1,000,000,000 Euro Medium Term Note Program
2.4	First Supplemental Indenture relating to the succession of Carlton by ITV plc with respect to the X-CAPs
*4.1	The agreement for the sale of Technicolor
*4.2	ONdigital joint venture agreement
*4.3	Carlton Equity Participation Plan
*4.4	Carlton Long Term Incentive Share Plan
*4.5	Carlton Deferred Annual Bonus Share Plan
**4.6	Service Contract—P C Murray
4.7	Merger Agreement (incorporated by reference to the Merger agreement included in Carlton's report on Form 6-K furnished to the SEC on December 16, 2003)
4.8	Sponsors Agreement
8	Subsidiaries (incorporated by reference to "Item 4—Information on the Company—M. Organizational Structure")
12	Chairman and CFO Certifications pursuant to Rule 13a-14(a) of the US Securities Exchange Act of 1934, as amended
***13	Chairman and CFO Certifications pursuant to Rule 13a-14(b) of the US Securities Exchange Act of 1934, as amended

*
Incorporated by reference to the Annual Report on Form 20-F of Carlton Communications Plc for the year ended September 30, 2000.
**
Incorporated by reference to the Annual Report on Form 20-F of Carlton Communications Plc for the year ended September 30, 2001.
***
Furnished, not filed.

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
Date: January 29, 2004

REPORT OF INDEPENDENT ACCOUNTANTS

To the Members of Carlton Communications Plc

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, total recognized gains and losses, cash flows and changes in shareholders' equity present fairly, in all material respects, the financial position of Carlton Communications Plc and its subsidiaries at September 30, 2003, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2003 in conformity with accounting principles generally accepted in the United Kingdom. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

        Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income, in British pounds, for each of the three years in the period ended September 30, 2003 and the determination of consolidated shareholders' equity, and consolidated financial position, also expressed in British pounds, at September 30, 2003, 2002 and 2001. Information relating to the nature and effect of such differences is presented in Note 36 to the consolidated financial statements.

PRICEWATERHOUSECOOPERS LLP
 Chartered Accountants and Registered Auditors
London, England
November 26, 2003

CARLTON COMMUNICATIONS PLC AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

		Year ended September 30,
	Notes	2003		2002		2001
		(in millions, except per share data)
Total net sales		£1,004.6		£1,072.8		£1,702.6
Less: share of joint ventures		(66.2)		(108.2)		(101.1)

Net sales	4	938.4		964.6		1,601.5
Analyzed as:
Continuing operations		938.4		964.6		1,040.1
Discontinued operations		—		—		561.4

		938.4		964.6		1,601.5
Operating costs	5	877.8		911.4		1,495.5
Exceptional operating items	8	10.1		(4.8)		58.6

Operating income		50.5		58.0		47.4
Analyzed as:
Continuing operations		50.5		58.0		4.4
Discontinued operations		—		—		43.0

		50.5		58.0		47.4
Share of operating results of joint ventures and associates		4.1		(107.2)		(194.0)
Income from fixed asset investments		2.8		—		—

		57.4		(49.2)		(146.6)
Profit/(loss) on sale of businesses		11.8		11.8		(227.0)
Loss on sale or termination of businesses		(8.6)		(98.6)		—

Income/(loss) on ordinary activities before interest		60.6		(136.0)		(373.6)
Amounts written off investments	15	—		(8.2)		—
Net interest payable	9	(7.6)		(12.0)		(35.6)

Income/(loss) before taxes		53.0		(156.2)		(409.2)
Taxation on income	10	14.7		0.2		19.2

Net income/(loss)		£67.7		£(156.0)		£(390.0)

Per Ordinary share:	12
Continuing operations income/(losses)		6.6	p	2.0	p	(8.1)	p
Discontinued operations income/(losses)		1.9	p	(26.8)	p	(51.6)	p

Basic net income/(loss) attributable to holders of Ordinary shares		8.5	p	(24.8)	p	(59.7)	p

Continuing operations income/(losses)		6.6	p	2.0	p	(8.1)	p
Discontinued operations income/(losses)		1.9	p	(26.8)	p	(51.6)	p

Diluted net income/(loss) attributable to holders of Ordinary shares		8.5	p	(24.8)	p	(59.7)	p

See Notes to Consolidated Financial Statements.

CARLTON COMMUNICATIONS PLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		At September 30,
	Notes	2003	2002	2001
		(in millions)
FIXED ASSETS
Intangible assets	13	£304.8	£319.5	£343.9
Property, plant and equipment	14	99.6	110.3	120.6
Investments in joint ventures
Share of gross assets		45.7	46.3	174.7
Share of gross liabilities		(46.8)	(43.9)	(534.4)
Loan to joint venture		29.4	18.9	418.4
Goodwill		54.0	58.2	36.6

	15	82.3	79.5	95.3
Investments in associated undertakings	15	7.3	6.1	0.4
Other investments	15	454.8	409.9	429.4

		544.4	495.5	525.1

		948.8	925.3	989.6

CURRENT ASSETS
Inventory	16	4.7	6.3	7.1
Program and film rights	17	183.4	178.5	187.4
Debtors: amounts falling due within one year	18	171.3	170.3	196.7
Debtors: amounts falling due after more than one year	18	15.2	17.6	19.9
Investments	19	5.8	40.6	214.8
Cash and other liquid funds	20	509.6	552.9	256.5

		890.0	966.2	882.4

CURRENT LIABILITIES
Creditors: amounts falling due within one year	21	325.8	401.6	486.9

NET CURRENT ASSETS		564.2	564.6	395.5

TOTAL ASSETS LESS CURRENT LIABILITIES		1,513.0	1,489.9	1,385.1

Loan	23	903.2	854.8	559.0
Convertible debt	24	86.5	91.3	97.8
Finance lease creditors	25	27.9	31.7	28.9
Other liabilities		15.8	30.5	33.3
PROVISIONS FOR LIABILITIES AND CHARGES	27	14.3	48.1	2.4

		1,047.7	1,056.4	721.4

NET ASSETS		£465.3	£433.5	£663.7

CAPITAL AND RESERVES
Called up share capital	28	£41.8	£41.8	£41.8
Share premium account		151.4	151.4	150.7
Other reserves		16.9	17.1	21.6
Profit and loss account		255.2	223.2	449.6

SHAREHOLDERS' FUNDS		£465.3	£433.5	£663.7

Shareholders' funds attributable to:
Equity shareholders' funds (before goodwill)		£1,235.3	£1,207.5	£1,437.7
Cumulative goodwill written off directly to reserves		(933.5)	(937.6)	(937.6)

Equity shareholders' funds		301.8	269.9	500.1
Non-equity shareholders' funds		163.5	163.6	163.6

Total shareholders' funds		£465.3	£433.5	£663.7

See Notes to Consolidated Financial Statements.

CARLTON COMMUNICATIONS PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

			Year ended September 30,
	Notes		2003	2002	2001
			(in millions)
CASH FLOW FROM OPERATING ACTIVITIES	30	(a)	£94.8	£269.4	£103.3

Dividends received from associated undertakings			1.4	0.8	1.6
Returns on investments and servicing of finance	30	(b)	(3.9)	(28.5)	(43.0)
Taxation			2.8	4.2	3.1

CASH FLOW AFTER RETURNS ON INVESTMENTS, SERVICING OF FINANCE AND TAXATION			95.1	245.9	65.0
Capital expenditure and financial investment	30	(c)	(50.9)	(126.2)	(250.4)
Acquisitions and disposals	31		(2.5)	(7.8)	273.5
Equity dividends paid			(47.0)	(55.5)	(89.2)

CASH FLOW BEFORE FINANCING			(5.3)	56.4	(1.1)
Financing	30	(d)	(38.5)	266.3	58.7

(DECREASE)/INCREASE IN CASH IN YEAR			(43.8)	322.7	57.6

RECONCILIATION OF NET CASH FLOW TO MOVEMENTS IN NET DEBT
(DECREASE)/INCREASE IN CASH IN YEAR			£(43.8)	£322.7	£57.6
Cash outflow/(inflow) from decrease/(increase) in debt			38.5	(269.6)	(56.6)
Change in net debt resulting from cash flows			(5.3)	53.1	1.0
Translation difference and non-cash movements			(42.8)	(6.4)	2.6

Movement in net debt in the year			(48.1)	46.7	3.6
Opening net debt			(459.9)	(506.6)	(510.2)

CLOSING NET DEBT	30	(e)	£(508.0)	£(459.9)	£(506.6)

See Notes to Consolidated Financial Statements.

CARLTON COMMUNICATIONS PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Ordinary shares of 5p each	6.5p Preference shares of 5p each	Ordinary shares of 5p each	6.5p Preference shares of 5p each	Share Premium Account	Other Reserves	Profit and Loss Account	Total
	(in millions, except Share data)
Balance at September 30, 2000	671,465,298	163,667,152	£33.6	£8.2	£148.8	£12.5	£243.7	£446.8

Net loss	—	—	—	—	—	—	(390.0)	(390.0)
Dividends	—	—	—	—	—	—	(66.1)	(66.1)
Issuance of Ordinary shares:—Under share option plans (Note 29)	243,693	—	—	—	1.6	—	—	1.6
Conversion of 6.5 Preference shares	15,845	(61,378)	—	—	—	—	—	—
Currency translation	—	—	—	—	—	—	14.7	14.7
Goodwill reinstated on sale of business	—	—	—	—	—	—	647.3	647.3
Contingent future share issues	49,603	—	—	—	0.3	(0.3)	—	—
Other reserve adjustments	—	—	—	—	—	9.4	—	9.4

Balance at September 30, 2001	671,774,439	163,605,774	£33.6	£8.2	£150.7	£21.6	£449.6	£663.7

Net loss	—	—	—	—	—	—	(156.0)	(156.0)
Dividends	—	—	—	—	—	—	(66.0)	(66.0)
Conversion of 6.5 Preference shares	10,564	(40,913)	—	—	—	—	—	—
Currency translation	—	—	—	—	—	—	(7.3)	(7.3)
Contingent future share issues	166,683	—	—	—	0.7	(1.6)	—	(0.9)
Other reserve adjustments	—	—	—	—	—	(2.9)	2.9	—

Balance at September 30, 2002	671,951,686	163,564,861	£33.6	£8.2	£151.4	£17.1	£223.2	£433.5

Net profit	—	—	—	—	—	—	67.7	67.7
Dividends	—	—	—	—	—	—	(37.3)	(37.3)
Goodwill reinstated on sale of businesses	—	—	—	—	—	—	1.2	1.2
Exchange differences	—	—	—	—	—	—	0.4	0.4
Issuance of Ordinary shares:—Under share option plans (Note 29)	—	—	—	—	—	—	—	—
Conversion of 6.5 Preference shares	8,400	(32,540)	—	—	—	—	—	—
Deferred contingent consideration	—	—	—	—	—	(0.2)	—	(0.2)

Balance at September 30, 2003	671,960,086	163,532,321	£33.6	£8.2	£151.4	£16.9	£255.2	£465.3

See Notes to Consolidated Financial Statements.

CARLTON COMMUNICATIONS PLC AND SUBSIDIARIES

STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES

	Year ended September 30,
	2003	2002	2001
	(in millions)
Net income	£67.7	£(156.0)	£(390.0)
Exchange differences on foreign currency net investments	0.4	(7.3)	14.7
Gain on sale of Meridian	—	—	9.2

Total recognized gains and losses in the year	£68.1	£(163.3)	£(366.1)

The exchange differences on foreign currency net investments in 2003 are shown after a £nil million tax charge (2002: £0.5 million credit, 2001: £4.4 million charge).

The gain on sale of Meridian is shown after a £22.0 million tax charge.

Historical cost profits were not materially different from those reported on F-2.

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' EQUITY

	Year ended September 30,
	2003	2002	2001
	(in millions)
Net income	£67.7	£(156.0)	£(390.0)
Dividends	(37.3)	(66.0)	(66.1)

	30.4	(222.0)	(456.1)
Exchange differences on foreign currency net investments	0.4	(7.3)	14.7
New share capital issued	—	0.7	1.6
Other reserve adjustments	(0.2)	(1.6)	9.4
Goodwill reinstated on sale of businesses	1.2	—	647.3

Net addition to shareholders' equity for the year	31.8	(230.2)	216.9
Shareholders' equity at beginning of year	433.5	663.7	446.8

Shareholders' equity at end of year	£465.3	£433.5	£663.7

        Net income in 2003 is stated after crediting foreign exchange gains of £2.5 million (2002: £5.4 million, 2001 £4.0 million). The cumulative foreign exchange adjustment, which decreased shareholders' equity at September 30, 2003, was £9.7 million (2002: £10.1 million, 2001: £2.8 million). Included in the exchange adjustment in shareholders' equity for the year ended September 30, 2003 are exchange gains of £2.2 million (2002: £1.9 million loss, 2001: £4.8 million loss) arising on loans denominated in foreign currencies designated as hedges of net investments overseas.

See Notes to Consolidated Financial Statements.

CARLTON COMMUNICATIONS PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Accounting Policies

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant accounting policies used in the preparation in accordance with UK GAAP of the consolidated financial statements of Carlton Communications Plc and subsidiaries (the "Company" or "Group") are set forth below.

(a)   Basis of Preparation

        The accounts are prepared under the historical cost convention, modified to include the revaluation of certain current asset investments, and in accordance with the applicable financial reporting and accounting standards.

        The Group has re-assessed the appropriateness of its accounting policies as prescribed in FRS 18.

(b)   Consolidation and Goodwill

        The consolidated financial statements incorporate the accounts of the Company's subsidiary undertakings prepared to September 30, 2003. Subsidiaries are consolidated where the Company is able to exert control over the operations of the subsidiary company.

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

        Goodwill is reviewed for impairment at the completion of the first full year after acquisition and on the occurrence of any event or change in circumstances indicating that there has been a decline in the carrying value or change in useful life.

(d)   Investments

        Associates and joint ventures are accounted for in the Group's accounts under the equity method of accounting, as adjusted, where material to conform to the Group's accounting policies. Other fixed asset investments are stated at cost less amounts written off in respect of any permanent diminution in value. The directors have used significant estimation techniques in considering the appropriateness of the carrying value of the investment in the shares of Thomson (Note 15ii).

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

(g)   Net Sales

        Net sales, which excludes value added tax and sales between Group companies, represents the value of products and services sold. More particularly, key classes of revenue are recognized as follows:

Advertising—on transmission.
Program production—on delivery.
Production and film rights—the point that the right sold is available for exploitation. This results in deferred revenue when cash is received before the license period commences.
Facilities—on provision of the service.
Product merchandising—on product delivery.

(h)   Intangible Assets

        Libraries acquired are valued at fair value on acquisition on the basis of projected cash flows and written off in equal annual installments over the estimated economic life of the assets over a period of up to 40 years. The libraries are reviewed for impairment on an annual basis. The useful economic life has been adopted in view of the classical and ongoing appeal of the library titles. All other research, development and marketing expenditure is written off as incurred, with the exception of certain program development expenditure (see point (k) below).

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

(k)   Program Production and Development

        Programs in production and acquired programs are stated at the lower of cost and net realizable value. Program material is written off fully on first transmission, except for certain film rights, which are written off over a number of transmissions. Film rights acquired with a view to exploitation in secondary markets over a number of transmissions are written off in line with the revenue generated from such exploitation or transmission, over a period not exceeding 20 years.

(l)    Liquid Financial Instruments

        Liquid financial instruments are stated at the lower of cost or market value. Interest and other income is recorded in the period in which it arises.

(m)  Pensions

        The Group maintains a number of defined benefit and defined contribution pension schemes in the UK. The costs of defined benefit schemes are determined by external actuaries and charged against profits each year under SSAP 24. The costs of defined contribution schemes are charged against profits in the year in which they are incurred.

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

        The change in deferred tax accounting policy to FRS 19 in the year ended September 30, 2002 did not give rise to any prior year adjustment.

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

(q)   Advertising costs

        The Company incurs advertising costs in relation to ITV1's schedule. All advertising expenses are written off as incurred.

Note 2—Analysis of Net Income

	Year ended September 30, 2003
	Continuing Operations	Discontinued Operations	Total
	(in millions)
Total net sales	£1,004.6	£—	£1,004.6
Less: share of joint ventures	(66.2)	—	(66.2)

Net sales	938.4	—	938.4
Operating costs	(877.8)	—	(877.8)
Exceptional operating items	(10.1)	—	(10.1)

Operating income	50.5	—	50.5
Share of operating results from joint ventures	7.0	—	7.0
Joint ventures' amortization	(3.1)	—	(3.1)
Share of operating results from associates	0.2	—	0.2
Income from fixed asset investments	2.8	—	2.8

	57.4	—	57.4
Profit/(loss) on sale of businesses	—	11.8	11.8
Loss on termination of businesses	(8.6)	—	(8.6)

Income/(loss) on ordinary activites before interest	48.8	11.8	60.6
Amounts written-off investments	—	—	—
Net interest payable	(7.6)	—	(7.6)

Income/(loss) on ordinary activities before taxes	41.2	11.8	53.0
Taxation on income	13.6	1.1	14.7

Net income/(loss)	£54.8	£12.9	£67.7

	Year ended September 30, 2002
	Continuing Operations	Discontinued Operations	Total
	(in millions)
Total net sales	£1,008.7	£64.1	£1,072.8
Less: share of joint ventures	(44.1)	(64.1)	(108.2)

Net sales	964.6	—	964.6
Operating costs	(911.4)	—	(911.4)
Exceptional operating items	4.8	—	4.8

Operating income	58.0	—	58.0
Share of operating results from joint ventures	(0.4)	(99.1)	(99.5)
Joint ventures' amortization	(2.1)	—	(2.1)
Share of operating results from associates	(3.0)	(2.6)	(5.6)
Income from fixed asset investments	—	—	—

	52.5	(101.7)	(49.2)
Profit/(loss) on sale of businesses	—	(86.8)	(86.8)
Loss on termination of businesses	—	—	—

Income/(loss) on ordinary activites before interest	52.5	(188.5)	(136.0)
Amounts written-off investments	(8.2)	—	(8.2)
Net interest payable	(12.0)	—	(12.0)

Income/(loss) on ordinary activities before taxes	32.3	(188.5)	(156.2)
Taxation on income	(8.6)	8.8	0.2

Net income/(loss)	£23.7	£(179.7)	£(156.0)

	Year ended September 30, 2001
	Continuing Operations	Discontinued Operations	Total
	(in millions)
Total net sales	£1,051.0	£651.6	£1,702.6
Less: share of joint ventures	(10.9)	(90.2)	(101.1)

Net sales	1,040.1	561.4	1,601.5
Operating costs	(983.3)	(512.2)	(1,495.5)
Exceptional operating items	(52.4)	(6.2)	(58.6)

Operating income	4.4	43.0	47.4
Share of operating results from joint ventures	0.4	(175.7)	(175.3)
Joint ventures' amortization	—	—	—
Share of operating results from associates	(8.8)	(9.9)	(18.7)
Income from fixed asset investments	—	—	—

	(4.0)	(142.6)	(146.6)
Profit/(loss) on sale of businesses	—	(227.0)	(227.0)
Loss on termination of businesses	—	—	—

Income/(loss) on ordinary activites before interest	(4.0)	(369.6)	(373.6)
Amounts written-off investments	—	—	—
Net interest payable	(35.6)	—	(35.6)

Income/(loss) on ordinary activities before taxes	(39.6)	(369.6)	(409.2)
Taxation on income	(3.9)	23.1	19.2

Net income/(loss)	£(43.5)	£(346.5)	£(390.0)

Note 3—Discontinued Operations

	Year ended September 30,
	2003	2002	2001
	(in £ millions)
ONdigital and ITV Sport Channel—discontinued trading	£—	£(99.1)	£(175.7)
Other digital media businesses:
Discontinued trading	—	(2.6)	(16.1)
Profit/(loss) on sale of investments	1.0	(6.1)	—
Profit on sale of Technicolor	10.8	17.9	403.2
ONdigital and ITV Sport Channel—exceptional closure costs	—	(98.6)	—
Technicolor—discontinued trading	—	—	49.2
Goodwill written back on sale	—	—	(630.2)

Income/(loss) before taxes	11.8	(188.5)	(369.6)

Tax credit	1.1	8.8	23.1

Net income/(loss)	£12.9	£(179.7)	£(346.5)

        Discontinued operations in 2003 relate to amendments to the accrued costs in respect of the disposal of Technicolor and Quantel.

        Discontinued operations in 2002 relate to the pre-closure results and closure cost provisions for ONdigital and ITV Sport Channel, pre-sale results and loss on disposal of other digital media businesses and further receipts from the sale of Technicolor.

        Discontinued operations in 2001 relate to the pre-sale results and disposal of Technicolor and the results of ONdigital, ITV Sport Channel and other digital media businesses.

        No interest has been allocated to the Technicolor discontinued trading on the basis that those activities were cash generative and therefore did not require ongoing financing from the Group.

        The tax credit in 2003 reflects the relief previously unrecognized on certain restructuring costs following the closure of ONdigital and ITV Sport Channel. The tax credits in 2002 and 2001 reflect the offset by consortium or other relief of discontinued operations losses against profits in continuing operations.

Note 4—Divisional and Geographical Information

(i)    Divisional analysis

        In the view of the directors, following the disposal of Technicolor in 2001, Carlton has only one continuing business segment in accordance with UK GAAP, which includes interests in broadcasting, content and cinema screen advertising.

(ii)   Geographical analysis by destination

	Net Sales			Operating Income
	Year ended September 30,			Year ended September 30,
	2003	2002	2001	2003	2002	2001
	(in millions)			(in millions)
United Kingdom	£885.6	£918.3	£962.1	£54.1	£48.5	£49.8
United States	19.0	17.0	43.2	1.5	0.2	4.0
Europe	25.0	18.8	22.7	3.8	3.4	1.3
Other (including Japan)	8.8	10.5	12.1	1.2	1.1	1.7

	938.4	964.6	1,040.1	60.6	53.2	56.8
Exceptional items—UK	—	—	—	(10.1)	4.8	(52.4)
Discontinued operations	—	—	561.4	—	—	43.0

Total	£938.4	£964.6	£1,601.5	£50.5	£58.0	£47.4

        Discontinued operations in 2001 within operating income comprise primarily Technicolor.

(iii) Geographical analysis by origin

	Net Sales			Operating Income
	Year ended September 30,			Year ended September 30,
	2003	2002	2001	2003	2002	2001
	(in millions)			(in millions)
United Kingdom, Europe and Other	£928.7	£956.1	£1,007.0	£60.1	£54.9	£57.0
United States	9.7	8.5	33.1	0.5	(1.7)	(0.2)

	938.4	964.6	1,040.1	60.6	53.2	56.8
Exceptional items—UK	—	—	—	(10.1)	4.8	(52.4)
Discontinued operations	—	—	561.4	—	—	43.0

Total	£938.4	£964.6	£1,601.5	£50.5	£58.0	£47.4

	Operating Net assets			Long-lived Assets
	Year ended September 30,			Year ended September 30,
	2003	2002	2001	2003	2002	2001
	(in millions)			(in millions)
United Kingdom and Europe	£489.7	£480.8	£529.3	£449.5	£473.6	£521.6
United States	22.7	(0.1)	20.9	44.6	41.8	38.6

	512.4	480.7	550.2	494.1	515.4	560.2
Discontinued operations	—	—	—	—	—	—

Total	£512.4	£480.7	£550.2	£494.1	£515.4	£560.2

Reconciliation of operating net assets to net assets

	Year ended September 30,
	2003	2002	2001
	(in millions)
Operating net assets	£512.4	£480.7	£550.2
Investments	550.2	536.1	739.6
Corporation tax	(80.1)	(88.5)	(83.5)
Deferred tax	4.2	(1.4)	(2.4)
Net borrowings	(508.0)	(459.9)	(506.6)
Proposed dividend	(13.4)	(33.5)	(33.6)

Net assets	£465.3	£433.5	£663.7

Note 5—Operating Costs

	Year ended September 30,
	2003	2002	2001
	(in £ millions)
Operating costs comprise:
Cost of sales	£657.8	£697.9	£1,210.5
Selling, general and administrative expenses	220.0	213.5	285.0

	£877.8	£911.4	£1,495.5

Selling, General and Administrative Expenses:
Auditors' remuneration for statutory audit(1)	£0.6	£0.6	£0.6
Depreciation of property, plant and equipment	20.7	23.0	20.3
Amortization of intangible fixed assets	15.5	15.5	17.8
Impairments of fixed asset investments and goodwill	1.0	3.9	—
Distribution costs	81.3	77.7	92.0
Hire of plant and machinery	1.0	0.8	2.4
Other operating lease rentals	9.3	8.5	15.8
Annual television licence fees	28.5	26.0	19.9
Other selling, general and administrative expenses	62.1	77.5	135.7

	£220.0	£213.5	£285.0

        The Group employs PricewaterhouseCoopers LLP on assignments additional to their statutory audit duties where their expertise and experience with the Group are important. During the year ended September 30, 2003 PricewaterhouseCoopers LLP earned fees for audit related and non-audit services totaling £0.8 million. During the year ended September 30, 2002 PricewaterhouseCoopers earned fees for UK non-audit services totaling £1.2 million (2001: £0.9 million) principally for due diligence reporting on acquisitions and disposals. The audit and non-audit fees earned during the year ended September 30, 2003 are as follows:

2003
(in millions)
Audit services
Statutory audit	£0.6
Audit related regulatory reporting	0.1
Further assurance services
Accounting advice	0.1
Internal controls assistance	0.1
Transaction support services	0.2
Tax services
Advisory	0.3

Total	£1.4

Note 6—Employee Numbers and Remuneration

        The average number of persons employed by the Company during the year, including executive directors, was as follows:

	Year ended September 30,
	2003	2002	2001
	(in millions)
Production	1,626	1,818	5,887
Selling and distribution	547	589	1,877
Administration	586	593	1,301

	2,759	3,000	9,065

The number of employees at year end	2,612	2,787	3,257

Gross employee costs—all employees including executive directors:

	Year ended September 30,
	2003	2002	2001
	(in millions)
Aggregate gross wages and salaries paid to the Group's employees	£96.0	£99.8	£222.5
Employers' national insurance contributions	6.7	8.5	19.1
Employers' pension contributions	8.2	8.0	2.8

Total direct costs of employment	£110.9	£116.3	£244.4

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

			Valuation of Assets			Value of Fund Assets/ Accrued Benefits
Pension Fund	Latest Full Actuarial Valuation				Spreading Method
			Actuarial	Market
			(in millions)
Carlton Group	July 1, 2001		£105.7	£105.7	Level % pay	93.5%
Central	March 31, 2002	*	£247.5	£247.5	Straight line	96.0%
HTV	August 1, 2000	+	£108.6	£108.6	Level % pay	109.0%

Pension Fund	Valuation Method Adopted	Average Investment Rate of Return	Average Salary Increases	Average Pension Increases
Carlton Group	Projected Unit	6.0%	4.0%	2.5-3%
Central	Attained age	5.7-6.7%	3.8%	3.6%
HTV	Attained age	5.5-6.5%	4.8%	2.8%

*
In view of the difficult market conditions, the triennial valuation of the Central scheme was brought forward. The figures above are based on the draft valuation which was approved by the Trustees on December 17, 2002. In accordance with SSAP 24, the charge against profits in 2002 reflects the proposed increase in contributions from April 1, 2002 to eliminate the scheme's current deficit.
+
The August 1, 2003 actuarial valuation for the HTV scheme has not yet been finalized.

        The net pension cost of the defined benefit schemes was £7.9 million (2002: £7.6 million, 2001: £2.3 million). The net pension cost of the defined contribution schemes was £0.3 million (2002: £0.4 million, 2001: £0.5 million). At September 30, 2003 accrued pension costs were £3.2 million (2002: £4.6 million, 2001: £1.4 million).

(ii)   Pension costs under FRS 17 transitional arrangements

        Under the transitional requirements of FRS 17, "Retirement Benefits", the impact that the new accounting standard would have had on the accounts, had it been adopted in the year is disclosed below. The full actuarial valuations as shown in Note 7(i) have been updated at the relevant year end by qualified independent actuaries in accordance with FRS 17.

        The major assumptions used by these actuaries were:

	At September 30,
	2003	2002	2001
Discount rate	5.5%	5.5%	6.0%
Retail price index	2.5%	2.25%	2.5%
Salary increases	3.75%	3.75%	4.0%
Pension increases	2.25-3.0%	2.25-3.0%	2.5-3.0%

        The following amounts at September 30, 2003, 2002 and 2001 were measured in accordance with the requirements of FRS 17:

	At September 30,
	2003	2002	2001
	(in millions)
Total market value of assets	£392.9	£357.1	£394.9
Present value of scheme liabilities	(506.4)	(480.6)	(414.7)

Deficit in the schemes	(113.5)	(123.5)	(19.8)
Related deferred tax asset	34.1	37.1	5.9

Net pension liability	£(79.4)	£(86.4)	£(13.9)

        The assets in the scheme and expected rate of return as at September 30, 2003, 2002 and 2001 were:

	At September 30, 2003		At September 30, 2002		At September 30, 2001
	Long-term rate of return	Total	Long-term rate of return	Total	Long-term rate of return	Total
	(in millions)		(in millions)		(in millions)
Equity	7.75%	£221.0	8.5%	£200.2	8.0%	£248.6
Corporate bonds	5.4%	56.1	5.2%	40.3	6.0%	30.6
Gilts	4.75%	106.9	4.5%	105.4	5.0%	100.3
Property	6.75%	4.8	8.5%	4.3	8.0%	4.4
Other	3.5%	4.1	4.0%	6.9	5.0%	11.0

		£392.9		£357.1		£394.9

        If these amounts had been recognized in the financial statements, the Group's net assets and profit and loss account at September 30, 2003, 2002 and 2001 would have been as follows:

	At September 30,
	2003	2002	2001
	(in millions)
Net assets excluding SSAP 24 pension liability	£468.5	£438.1	£665.1
FRS 17 pension liability	(79.4)	(86.4)	(13.9)

Net assets including FRS 17 pension liability	£389.1	£351.7	£651.2

Profit and loss account excluding SSAP 24 pension liability	£258.4	£227.8	£451.0
FRS 17 pension reserve	(79.4)	(86.4)	(13.9)

Profit and loss account including FRS 17 pension reserve	£179.0	£141.4	£437.1

        The following amounts would have been recognized in the performance statements in the years to September 30, 2003 and 2002 under the requirements of FRS 17 (2001 amounts are not required to be disclosed under the transitional rules):

        Movement in surplus/(deficit) during the year:

	Year ended September 30,
	2003	2002
	(in millions)
Surplus/(deficit) in schemes at beginning of year	£(123.5)	£(19.8)
Total charge to operating profit	(5.5)	(7.2)
Contributions	8.7	4.9
Other finance income	(3.1)	2.7
Actuarial loss	9.9	(104.1)

Deficit in schemes at end of year (pre-tax)	£(113.5)	£(123.5)

Note 8—Exceptional items

(a)   Exceptional operating items

        In 2003 there were exceptional reorganization and restructuring costs of £4.4 million, asset write-downs of £1.8 million and costs of £3.9 million incurred in the proposed merger with Granada. A tax credit of £1.5 million arose on these items.

        In 2002 there were exceptional reorganization and restructuring costs of £2.8 million, asset write-downs of £7.1 million and a goodwill impairment of £3.9 million offset by £18.6 million of litigation net income. A tax credit of £2.0 million arose on these items.

        In 2001 there were exceptional reorganization and restructuring costs of £58.6 million, mainly relating to digital business closures and downsizing. A tax credit of £2.1 million arose on these items.

(b)   Loss on sale or termination of businesses

        The liquidation in 2003 of the Italian operations of Screenvision Europe (a joint venture) acquired in 2002 resulted in a £7.6 million loss on termination of the business. A completion dispute exists in respect of this matter and a claim to recover the related costs has been made against the vendors. The claim is currently in arbitration with the International Chamber of Commerce (Note 35).

        The sale of Euronews in 2003 by ITN (an associate) resulted in a loss on disposal for the Group of £1.0 million, including goodwill reinstated of £1.2 million which had originally been written off against reserves.

Note 9—Net Interest payable

	Year ended September 30,
	2003	2002	2001
	(in millions)
Interest receivable and similar income:
Bank deposits	£15.3	£18.7	£5.1
Loan notes	0.3	4.0	5.8
Arising on tax repayments	5.4	—	—
Interest receivable on funding to joint ventures and associates	1.0	2.5	3.0

	22.0	25.2	13.9
Interest payable and similar charges:
Bank loans and overdrafts	(0.1)	(2.7)	(6.9)
Loan notes	(1.4)	(6.0)	(3.7)
Other loans	(19.8)	(24.9)	(33.9)
De-designated swap provision	(1.1)	—	—
Interest payable on finance leases	(0.1)	(0.2)	(0.7)
Amortization of fees and foreign exchange	(6.1)	(0.7)	(1.6)
Other	—	(0.2)	0.3
Share of joint ventures' and associates' interest payable	(1.0)	(2.5)	(3.0)

	(29.6)	(37.2)	(49.5)

Net interest payable	£(7.6)	£(12.0)	£(35.6)

Note 10—Taxes on Income

	Year ended September 30,
	2003	2002	2001
	(in millions)
UK corporation tax (based on income before taxes for the fiscal year at the applicable statutory rate of 30.0% in 2003 (30.0% in 2002 and 30.0% in 2001)	£11.1	£(0.6)	£10.8
Overseas taxes:
US federal	—	—	4.0
US state	—	(0.1)	(0.7)
Other countries	(0.3)	(0.7)	(1.1)
Deferred taxes:
UK	5.6	1.0	3.9
US federal	—	—	1.2
US state	—	—	0.4
Other countries	—	—	1.0
Share of associated companies' taxation	(1.7)	0.6	(0.3)

Tax credit for the fiscal year	£14.7	£0.2	£19.2

        The tax credit for 2003 includes credits of £31.1 million (2002: £0.4 million charge, 2001: £0.2 million charge) in respect of deferred and current taxation for prior years following the disclaiming of capital allowances and release of provisions no longer required following progress in the agreement with revenue authorities of prior periods' tax liabilities.

        The above credits reconcile as follows with the applicable statutory UK corporation tax rates:

	Year ended September 30,
	2003	2002	2001
	(in millions)
Tax charge/(credits) on income before taxes at applicable UK statutory rates	£15.9	£(46.8)	£(122.8)
Tax credit in financial statements	14.7	0.2	19.2

Difference	£30.6	£(46.6)	£(103.6)

Permanent differences	£(5.8)	£(43.6)	£(71.9)
Differences between UK and overseas standard tax rates	0.2	0.6	—
Other	36.2	(3.6)	(31.7)

	£30.6	£(46.6)	£(103.6)

        Sources of deferred tax are as follows:

	Year ended September 30,
	2003	2002	2001
	(in millions)
Short term timing differences:
Estimated costs	£(2.5)	£(0.7)	£1.0
Other	—	—	—
Depreciation	(2.3)	1.1	8.0
Other timing differences:
Pension contributions	(0.6)	0.5	—
Intangibles	(0.2)	0.1	0.4
Other	—	—	0.1

	£(5.6)	£1.0	£9.5

        The geographic distribution of income before taxes is as follows:

	Year ended September 30,
	2003	2002	2001
	(in millions)
United Kingdom	£47.4	£37.8	£(39.4)
Overseas	(6.2)	(5.5)	(0.2)
Discontinued operations	11.8	(188.5)	(369.6)

	£53.0	£(156.2)	£(409.2)

Note 11—Dividends

	Year ended September 30,
	2003		2002		2001
	(in millions)
Interim dividend	£13.4		£22.0		£22.0
Second interim dividend	13.4		—		—
Final dividend	—		33.5		33.6

Ordinary share dividends	26.8		55.5		55.6

Dividend paid on 6.5 Preference shares	10.5		10.5		10.5

Preference dividends	10.5		10.5		10.5

	£37.3		£66.0		£66.1

Per Ordinary share:
Interim dividend	2.0	p	3.275	p	3.275	p
Second interim dividend	2.0	p	—		—
Final dividend	—		5.0	p	5.0	p

	4.0	p	8.275	p	8.275	p

Note 12—Earnings per Share

(a)   Per Ordinary Share

	Earnings	Weighted average number of shares	Per share amount
	(millions)	(millions)	(pence)
Year ended September 30, 2003
Profit/(loss) attributable to shareholders	£67.7
Preference dividends (Note 11)	(10.5)

Basic earnings	57.2	670.5	8.5
Effect of dilutive securities
Options	—	0.7
Other	—	—

Diluted earnings	£57.2	671.2	8.5

Reconciliation to continuing operations pre-exceptionals earnings per share
Basic earnings	£57.2	670.5	8.5
Discontinued operations	(12.9)		(1.9)

Continuing operations—post-exceptionals	44.3		6.6
Exceptional items*	17.2		2.6

Continuing operations—pre-exceptionals	£61.5	670.5	9.2

	Earnings	Weighted average number of shares	Per share amount
	(millions)	(millions)	(pence)
Year ended September 30, 2002
Profit/(loss) attributable to shareholders	£(156.0)
Preference dividends (Note 11)	(10.5)

Basic earnings	(166.5)	670.7	(24.8)
Effect of dilutive securities
Options	—	—
Other	—	0.2

Diluted earnings	£(166.5)	670.9	(24.8)

Reconciliation to continuing operations pre-exceptionals earnings per share
Basic earnings	£(166.5)	670.7	(24.8)
Discontinued operations	179.7		26.8

Continuing operations—post-exceptionals	13.2		2.0
Exceptional items*	(6.8)		(1.0)

Continuing operations—pre-exceptionals	£6.4	670.7	1.0

	Earnings	Weighted average number of shares	Per share amount
	(millions)	(millions)	(pence)
Year ended September 30, 2001
Profit/(loss) attributable to shareholders	£(390.0)
Preference dividends (Note 11)	(10.5)

Basic earnings	(400.5)	670.0	(59.7)
Effect of dilutive securities
Options	—	0.8
Other	—	1.0

Diluted earnings	£(400.5)	671.8	(59.7)

Reconciliation to continuing operations pre-exceptionals earnings per share
Basic earnings	£(400.5)	670.0	(59.7)
Discontinued operations	346.5		51.6

Continuing operations—post-exceptionals	(54.0)		(8.1)
Exceptional items*	50.3		7.5

Continuing operations—pre-exceptionals	£(3.7)	670.0	(0.6)

        Continuing operations pre-exceptionals earnings per share has been provided to illustrate the underlying performance of the Company before exceptional items.

*
Including exceptional tax credits (Note 8).

(b)   Per American Depositary Share

	Year ended September 30,
	2003	2002	2001
	(in pence)
Per American Depositary Share:
Net income/(loss) attributable to holders of ADSs	42.5	(124.0)	(298.5)
Discontinued operations	(9.5)	134.0	258.0

Continuing operations pre-exceptional items	33.0	10.0	(40.5)
Exceptional items	13.0	(5.0)	37.5

Continuing operations income/(loss) pre-exceptional items	46.0	5.0	(3.0)

Diluted net income attributable to holders of ADSs	42.5	(124.0)	(298.5)
Discontinued operations	(9.5)	134.0	258.0

Continuing operations pre-exceptional items	33.0	10.0	(40.5)
Exceptional items	13.0	(5.0)	37.5

Diluted continuing operations income/(loss) pre-exceptional items	46.0	5.0	(3.0)

        Earnings per ADS information presented has been derived by multiplying the respective earnings per Ordinary share figure by five to reflect the adjusted basis of issuance of ADSs (one ADS representing five Ordinary shares).

Note 13—Intangible Assets

	Goodwill	Film libraries and other	Total
	(in millions)
Cost
At October 1, 2001	£238.4	£126.9	£365.3
Expenditure	—	0.2	0.2
Adjustment in respect of deferred consideration	(3.5)	—	(3.5)
Transfers to tangible fixed assets	—	(1.8)	(1.8)

At September 30, 2002	234.9	125.3	360.2
Expenditure	—	1.2	1.2
Adjustment in respect of deferred consideration	(0.4)	—	(0.4)

At September 30, 2003	£234.5	£126.5	£361.0

Amortization
At October 1, 2001	£13.7	£7.7	£21.4
Charge for the year	16.6	2.8	19.4
Transfers to tangible fixed assets	—	(0.1)	(0.1)

At September 30, 2002	30.3	10.4	40.7
Charge for the year	12.7	2.8	15.5

At September 30, 2003	£43.0	£13.2	£56.2

Net book value
At October 1, 2001	£224.7	£119.2	£343.9

At September 30, 2002	£204.6	£114.9	£319.5

At September 30, 2003	£191.5	£113.3	£304.8

        The amortization charge in 2002 includes £3.9 million impairment included in exceptional operating items (Note 8). The pre-tax discount rate applied to future cash flows in the impairment calculation was 14.3%.

Note 14—Property, Plant and Equipment

	Freehold properties	Leasehold properties	Plant and equipment	Total
	(in millions)
Cost
At October 1, 2001	£27.4	£34.2	£84.3	£145.9
Expenditure	0.2	0.1	11.4	11.7
Transfers from intangible fixed assets	—	—	1.8	1.8
Disposals	(0.1)	(0.8)	(2.6)	(3.5)

At September 30, 2002	27.5	33.5	94.9	155.9
Expenditure	—	1.0	10.2	11.2
Disposals	—	(0.4)	(10.9)	(11.3)

At September 30, 2003	£27.5	£34.1	£94.2	£155.8

Depreciation
At October 1, 2001	£1.1	£5.2	£19.0	£25.3
Charge for the year	0.4	4.7	17.9	23.0
Transfers from intangible fixed assets	—	—	0.1	0.1
Disposals	—	(0.7)	(2.1)	(2.8)

At September 30, 2002	1.5	9.2	34.9	45.6
Charge for the year	0.6	2.2	17.9	20.7
Disposals	—	(0.4)	(9.7)	(10.1)

At September 30, 2003	£2.1	£11.0	£43.1	£56.2

Net book value
At October 1, 2001	£26.3	£29.0	£65.3	£120.6

At September 30, 2002	£26.0	£24.3	£60.0	£110.3

At September 30, 2003	£25.4	£23.1	£51.1	£99.6

        The net book value of short leasehold property is £9.3 million (2002: £9.9 million, 2001: £11.7 million) and is included above in leasehold land and buildings.

        The net book value of tangible fixed assets held under finance leases is £1.7 million (2002: £1.8 million, 2001: £1.9 million) and is included above within leasehold land and buildings.

Note 15—Investments

	Joint ventures	Associated undertakings	Other investments	Own shares held	Total
	(in millions)
Cost and funding
At October 1, 2001	£58.7	£0.4	£418.4	£11.0	£488.5
Additions	8.7	44.6	0.5	—	53.8
Disposals	—	—	(12.5)	—	(12.5)
Loans advanced	108.3	13.7	0.1	—	122.1
Loans repaid or discharged	(2.6)	(44.8)	—	—	(47.4)
Share of retained results	(121.5)	(7.8)	—	—	(129.3)
Exchange differences and other	0.3	—	0.9	(0.3)	0.9

At September 30, 2002	51.9	6.1	407.4	10.7	476.1
Loans advanced	9.0	4.9	—	—	13.9
Loans repaid or discharged	(3.2)	—	—	—	(3.2)
Share of retained results	(6.4)	(3.7)	—	—	(10.1)
Exchange differences and other	5.9	—	46.2	(0.3)	51.8

At September 30, 2003	£57.2	£7.3	£453.6	£10.4	£528.5

Goodwill
At September 30, 2001	£36.6	£—	£—	£—	£36.6
Additions	27.1	—	—	—	27.1
Amortization	(2.1)				(2.1)
Exchange differences and other	(3.4)	—	—	—	(3.4)

At September 30, 2002	58.2	—	—	—	58.2
Amortization	(3.1)				(3.1)
Exchange differences and other	(1.1)	—	—	—	(1.1)

At September 30, 2003	£54.0	£—	£—	£—	£54.0

Provision
At October 1, 2001	£—	£—	£—	£—	£—
Provision for impairment	(30.6)	—	—	(8.2)	(38.8)

At September 30, 2002	(30.6)	—	—	(8.2)	(38.8)
Provision for impairment	1.7	—	(1.0)	—	0.7

At September 30, 2003	£(28.9)	£—	£(1.0)	£(8.2)	£(38.1)

Net book value
At October 1, 2001	£95.3	£0.4	£418.4	£11.0	£525.1

At September 30, 2002	£79.5	£6.1	£407.4	£2.5	£495.5

At September 30, 2003	£82.3	£7.3	£452.6	£2.2	£544.4

(i)    Joint ventures and associated undertakings

        In the year ended September 30, 2002 and 2001, included within joint ventures is the Group's 50% share of the consolidated results and balance sheet of ITV Digital Holdings Limited and ITV Sport Channel Limited.

        Following the appointment of the liquidators in October 2002 to ONdigital 1998 plc, formerly ITV Digital plc, (the principal operating subsidiary of ITV Digital Holdings Limited) and the decision to close ITV Sport Channel, full provision has been made against the Group's share of their net assets. A summary of the Group's 50% share of the results and net assets is set out below:

	Year ended September 30,
	2003	2002	2001
	(in millions)
Turnover	£—	£64.1	£90.2

Loss before interest	—	(99.1)	(175.7)
Interest payable	—	—	—

Loss on ordinary activities before taxation	£—	£(99.1)	£(175.7)

Tangible fixed assets	£—	£—	£51.9
Current assets	—	—	102.4
Liabilities due within one year (excluding shareholder loans)	—	—	(100.2)
Shareholder loans	—	—	(416.9)

Net liabilities	£—	£—	£(362.8)

        The Group has an interest in ITV Network Limited, which owns and operates the ITV Network Centre, the main objective of which is to independently commission and schedule programs on behalf of regional Channel 3 licensees. In accordance with FRS 9 this interest is treated as a joint arrangement that is not an entity. The most significant transactions that are accounted for are the payment by Carlton of its share of the network program budget and the payments received from ITV Network for programs that it commissions and that are produced by Carlton.

        The following information relates to the Company's joint ventures and associated undertakings as at September 30, 2003, none of which were publicly quoted:

	Country of registration/ incorporation	Nominal value of ordinary shares			Number of ordinary shares in issue	Proportion of shares held by group
GMTV Limited	England and Wales		£1		2,000,000	25%
Independent Television News Limited	England and Wales		£1		400,000	20%
ITV Digital Holdings Limited(1)	England and Wales		£0.10		207,001,000	50%
ITV2 Limited	England and Wales		£1		1,831,220	44.1%
ITV News Channel Limited(2)	England and Wales		1	p	1,000	32.5%
ITV Sport Channel Limited(3)	England and Wales		£1		2	50%
London News Network Limited(4)	England and Wales		£1		100	50%
Screenvision Holdings (Europe) Limited(5)	England and Wales		£1		40,208,404	50%
Technicolor Cinema Advertising LLC(6)	USA	US$	1		122,000	50%
TV Eye Limited(7)	England and Wales		£1		5	20%

Notes

(1)
ITV Digital Holdings Limited (formerly ONdigital Holdings Limited) owns 100% of the share capital of ONdigital 1998 plc (in liquidation), which ceased to trade in May 2002.
(2)
Acquired in May 2002. The Group also owns 40.25% of the 20,350,000 preference shares of £1 each in issue.
(3)
Ceased to trade in May 2002.
(4)
The Group also owns 50% of the 2,500,000 7% Cumulative Preference shares of £1 each in issue.
(5)
Screenvision Holdings (Europe) Limited ("Screenvision Europe"), acquired June 2002, owns 100% of the share capital of Circuit A SAS, Screenvision Belgium S.A., Screenvision Netherlands BV, Screenvision Portugal S.A. and Screenvision Spain S.A.
(6)
Technicolor Cinema Advertising LLC ("Screenvision US") acquired July 2001, Screenvision US owns 100% of the issued share capital of Cinema Billboard Network Inc, Screenvision Cinema Network LLC, Technicolor Cinema Billboard Inc, Technicolor Screen Advertising Inc, Technicolor Screen Services Inc and Screenvision Direct Inc.
(7)
Acquired in December 2002.

(ii)   Other investments

        Other investments include 15.5 million of shares in Thomson carried at book value at September 30, 2003 of £447.5 million (2002: £401.4 million, 2001: £400.4 million). The market value at September 30, 2003 was £162.5 million (2002: £155.3 million, 2001: £207.4 million). The Thomson shares are carried at €41.2 compared with a year end price of €15.0 (2002: €15.9, 2001: €21.6). The Thomson shares are retranslated at each period end using the closing euro exchange rate. Exchange differences arising are hedged against the €638.6 million Exchangeable bond (Note 23).

        At September 30, 2003 the Carlton Board had the intention to hold its investment in Thomson for the long term and accordingly the investment was classified as a fixed asset investment, held at cost less any provision for permanent diminution in value. The book value of the shares at September 30, 2003 was £447.5 million and the market value was £162.5 million. The Carlton Board concluded that at September 30, 2003 the shares were not permanently impaired in light of Carlton's ability and intent to hold the investment for the long term and the Carlton Board's knowledge of the Thomson business.

        Subsequent to September 30, 2003 and as a result of the merger approval process the Carlton Board cannot be certain that ITV plc (the new holding company which will acquire Carlton and Granada under the terms of the Merger) will have the intention to hold the Thomson shares for the long term. Consequently, the Carlton Board has recategorized the shares, pending completion of the Merger, as a current asset investment as a non-adjusting post balance sheet event. This change in categorization would require the shares to be marked to market value. A non-cash adjustment to record the shares at market value would be made in the accounts of the Carlton Group in the period to December 31, 2003. Based on the value of the Thomson share price of €17.99 on November 24, 2003, an adjustment of £254.0 million would be required reducing the net assets to £211.3 million (Note 35).

        In the year to September 30, 2003 the shares traded between €9.4 and €22.3 and the closing price on November 24, 2003 (the last practical date before the issue of the second interim statement) was €17.99.

        In the year to September 30, 2002 the shares traded between €15.7 and €36.7 and the closing price on November 22, 2002 (the last practical date before the issue of the 2002 financial statements) was €20.3.

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

        At September 30, 2002, the value of own shares was assessed against the year end share price of £1.09 and a provision for impairment of £8.2 million was made. The impairment excludes certain nil-price DABS and LTIS options already amortized below £1.09.

        The year end market values and book values of the shares held by the Company are as follows:

	At September 30, 2003			At September 30, 2002			At September 30, 2001
	Number of Ordinary shares held	Market value	Book value	Number of Ordinary shares held	Market value	Book value	Number of Ordinary shares held	Market value	Book value
		(in millions)			(in millions)			(in millions)
Employee Share Ownership Trust	1,643,673	£2.7	£1.4	1,822,172	£1.9	£1.7	2,016,126	£2.7	£7.9
Qualifying Employee Share Ownership Trust	693,633	1.1	0.8	696,177	0.8	0.8	696,177	0.9	3.1

	2,337,306	£3.8	£2.2	2,518,349	£2.7	£2.5	2,712,303	£3.6	£11.0

Note 16—Inventory

	At September 30,
	2003	2002	2001
	(in millions)
Work in progress	£1.4	£1.7	£1.8
Finished products	3.3	4.6	5.3

	£4.7	£6.3	£7.1

        There is no material difference between the replacement cost of stocks and their carrying value.

Note 17—Program and Film Rights

	At September 30,
	2003	2002	2001
	(in millions)
Programs in production	£15.5	£24.7	£27.0
Completed programs and film rights	167.9	153.8	160.4

	£183.4	£178.5	£187.4

        Acquired and completed programs and film rights principally comprise payments in respect of the Company's proportionate share of the cost of completed programs purchased by ITV Network for future transmission.

Note 18—Debtors

	At September 30,
	2003	2002	2001
	(in millions)
Amounts falling due within one year:
Trade debtors	£130.6	£121.9	£135.5
Deferred tax asset	4.2	—	—
Prepayments and accrued income	17.5	24.4	28.5
Other	19.0	24.0	32.7

	£171.3	£170.3	£196.7

Amounts falling due after more than one year:
Contract payments	£—	£—	£—
Other	15.2	17.6	19.9

	£15.2	£17.6	£19.9

Note 19—Current Asset Investments

	At September 30,
	2003	2002	2001
	(in millions)
Loan notes	£—	£32.8	£206.5
Certificates of tax deposit	5.5	7.5	7.5
Other	0.3	0.3	0.8

	£5.8	£40.6	£214.8

        The loan notes were issued to the Group in 2001 by Thomson as part of the Technicolor sale. In March 2002 $175 million of the notes were sold and $75 million matured. The remaining $50 million natured in March 2003. The notes accrued interest at 6 month dollar libor plus 0.15% with all interest being compounded and cash settled at the maturity date of the notes. These non-quoted loan notes were held at directors' valuation and were supported by bank guarantee.

Note 20—Cash and Other Liquid Funds

	At September 30,
	2003	2002	2001
	(in millions)
Cash at bank and in hand	£509.6	£552.9	£256.5

        Cash at bank and in hand comprises bank deposits which have a maximum maturity of twenty-four hours and interest earned is based on that available in the overnight money market.

        Included within cash at bank and in hand is £25.4 million (2002: £30.2 million, 2001: £27.4 million) the use of which is restricted to meeting finance lease commitments (Note 25).

Note 21—Creditors

	At September 30,
	2003	2002	2001
	(in millions)
Trade accounts payable	£58.9	£56.8	£120.2
Accrued expenses and deferred income	131.7	146.6	133.8
Overdrafts and short term borrowings (Note 22)	—	35.0	77.4
Corporation tax	80.1	88.5	83.5
Other tax and social security	18.7	17.1	11.4
Other creditors	23.0	24.1	27.0
Dividends payable	13.4	33.5	33.6

	£325.8	£401.6	£486.9

Note 22—Overdrafts and Short-Term Borrowings

	At September 30,
	2003	2002	2001
	(in millions)
Overdrafts	£—	£—	£20.1
Loans due within one year	—	35.0	55.2
Loan notes and other short-term borrowings	—	—	2.1

	£—	£35.0	£77.4

        The majority of overdrafts are sterling denominated and reside in interest offset arrangements with UK clearing banks. Consequently they are netted off against cash for the purposes of interest calculation. The remaining overdrafts bear interest rates up the UK base rate plus 1%. The average annual UK base rate in the year to September 30, 2003 was 3.85% (2002: 4.00%, 2001: 5.57%).

        The loans repayable within one year as at September 30, 2002 and September 30, 2001 comprise loan notes issued under the Company's £1,000 million Euro Medium Term Note program at weighted average interest rates of 4.43% and 5.35% respectively.

Note 23—Loans

	At September 30,
	2003	2002	2001
	(in millions)
Repayable:
Between one and two years	£443.3	£—	£101.0
Between two and five years	210.7	605.8	11.5
Over five years	249.2	249.0	446.5

	£903.2	£854.8	£559.0

Repayable between one and two years

        Loans repayable between one and two years as at September 30, 2003 comprise an unsecured €638.6 million Exchangeable bond stated net of the costs of issue which has a coupon of 2.25% and matures in January 2007. The Exchangeable bond can be exchanged at any time at the option of investors into the Company's 15.5 million shares in Thomson at an exchange price of €41.2 per share. The investors also hold the right to put the bonds back to the Company in January 2005. The Company has the right to redeem the bonds at par on or after July 4, 2003 if the underlying shares in Thomson have traded at a 30% premium to the exchange price of €41.2 on 20 consecutive trading days in any period of 30 trading days. Loans repayable between one and two years as at September 30, 2001 comprise loan notes issued under the Company's £1,000 million Euro Medium Term Note program. During 2002 the Company repurchased €105 million of the €150 million March 2003 loan notes issued under the Company's Euro Medium Term Note program for a total consideration (excluding accrued interest purchased) of €104.2 million.

Repayable between two and five years

        Loans repayable between two and five years as at September 30, 2003, 2002 and 2001 include loan notes totaling £11.5 million issued under the Company's £1,000 million Euro Medium Term Note program.

Loans repayable between two and five years as at September 30, 2003 and 2002 also comprise an unsecured £200 million Eurobond stated net of the costs of issue which has a coupon of 7.625% and matures in June 2007. Loans repayable between two and five years as at September 30, 2002 also included the unsecured €638.6 million Exchangeable bond stated net of the costs of issue which has a coupon of 2.25% and matures in January 2007. The Exchangeable bond can be exchanged at any time at the option of investors into the Company's 15.5 million shares in Thomson at an exchange price of €41.2 per share.

Repayable after five years

        Loans repayable after five years as at September 30, 2003, 2002 and 2001 comprise an unsecured £250 million Eurobond stated net of the costs of issue which has a coupon of 5.625% and matures in March 2009 and unsecured loan notes totaling £0.9 million. Loans repayable after five years as at September 30, 2001 also included the unsecured £200 million Eurobond stated net of the costs of issue which has a coupon of 7.625% and matures in June 2007.

        All loans are repayable other than by installment.

        Each of the bonds, the private placement and the bank borrowings are unsecured obligations of the Company. They would rank pari passu both amongst themselves and with all other outstanding and unsubordinated obligations of the Company in the event of insolvency.

        Aggregate principal installments in respect of the Company's long-term debt (exclusive of overdrafts) for each of the five years ending September 30, 2008 are payable as follows:

(in millions)
2004	£—
2005	443.3
2006	11.5
2007	199.2
2008	—
Thereafter	249.2

£903.2

Note 24—Convertible Debt

	At September 30,
	2003	2002	2001
	(in millions)
X-CAPs	£86.5	£91.3	£97.8

        The US$150 million undated Exchangeable Capital Securities ("X-CAPs") are divided into 6,000,000 Exchangeable Capital Securities of US$25 per security with a coupon of 8% per annum, and were redeemable at the option of the Company from October 7, 1998 at US$26 per security reducing each year until October 7, 2003 from which time the redemption price will be US$25 per security. The X-CAPs rank senior to the Preference shares of the Company in the event of a winding up. The X-CAPs are exchangeable at the option of the Company at any time into Cumulative US Dollar-denominated Redeemable Preference shares of US$0.01 each in the Company on a one-for-one basis.

        The purchase agreement governing the issuance of the X-CAPs describes certain events of default, the principal covenant of which is to ensure that interest payments are made.

Note 25—Finance Lease Creditors

	At September 30,
	2003	2002	2001
	(in millions)
Repayable:
2002	£—	£—	£1.2
2003	—	1.2	0.9
2004	1.3	1.1	1.1
2005	1.4	1.8	1.2
2006	1.6	1.9	1.4
2007	1.9	2.1	—
2008	1.8	—	—
Thereafter	21.2	24.8	24.3

	£29.2	£32.9	£30.1

Classified in the balance sheet:
Creditors: amounts falling due within one year	£1.3	£1.2	£1.2
Creditors: amounts falling after more than one year	27.9	31.7	28.9

	£29.2	£32.9	£30.1

        Finance lease arrangements primarily relate to sale and leaseback agreements in respect of program rights and have formal contracts determining the lease rental payments and other applicable key terms. The sale and leaseback of rights associated with program rights included within finance leases due after one year at September 30, 2003, 2002 and 2001 was £26.6 million, £30.2 million and £27.4 million respectively.

Note 26—Financial Instruments

Financing

        Carlton's policy is to finance itself long-term using debt instruments with a range of maturities. Carlton has traditionally raised fixed rate debt from the US and European Capital Markets, as well as obtaining bank facilities from the UK Syndicated Market.

Objectives, policies and strategies

        The most significant treasury exposures faced by Carlton are raising finance, managing interest rate and currency positions and investing surplus cash in high quality assets. Clear parameters have been established, including levels of authority, on the type and use of financial instruments to manage these exposures. Transactions are only undertaken if they relate to underlying exposures. Regular reports are provided to senior management and treasury operations are subject to periodic independent reviews and internal audit.

Interest rate management

        Carlton uses interest rate swaps, options and forward rate agreements to manage its interest rate exposures on its debt and cash positions with the objective of minimizing its net interest cost.

        The interest rate profile of Carlton's interest bearing assets and liabilities at September 30, 2003, 2002 and 2001 are detailed in Notes 19, 20, and 26(a) respectively.

        Borrowings are denominated in currencies that broadly match Carlton's net assets as described below. The fair values of borrowings and cash at September 30, 2003, 2002 and 2001 are compared to their book values in Note 26(b).

Currency management

        Carlton faces currency exposure on trading transactions undertaken by its subsidiaries in foreign currencies. In addition, Carlton is also subject to currency exposures arising on its 15.5 million shares in Thomson (quoted in euros), loan notes issued by Thomson (denominated in dollars which all matured by March 2003) and cash and debt instruments denominated in dollars and euros.

        Carlton hedges a proportion of its transactional exposures by taking out forward foreign exchange contracts of up to four years forward against its anticipated and known sales and purchases. The decision to hedge is influenced by the size of exposure, the certainty of it arising, the trading and market position of the company in which the exposure arises and the current exchange rate.

        At September 30, 2003 Carlton estimated that its net purchases of foreign currency in the following twelve months relating to trading transactions would total less than £60 million (2002: £30 million, 2001: £50 million) after taking into account foreign currency hedging in place. The September 30, 2003 fair value of foreign exchange contracts maturing in 2004 was positive £0.7 million (2002: negative £2.9 million, 2001: negative £3.1 million) due to forward purchases of swiss francs and euros undertaken in previous years when sterling was stronger.

        Carlton's balance sheet translation exposure is managed by partially matching currency assets with a combination of currency borrowings and forward foreign exchange option contracts.

        Carlton's largest single balance sheet currency exposure in economic terms is in euros. The exposure relates to a €638.6 million Exchangeable bond (£395.4 million net of issue costs) which is offset by the value of the 15.5 million shares in Thomson (worth £162.5 million at September 30, 2003, 2002: £155.4 million, 2001: £207.4 million) and the purchase in May 2002 of a €425 million (£266.5 million at the strike rate) currency call option with a strike rate of 1.5947 (at a cost of £11.0 million) which matures in January 2005 and had a fair market value of £36.9 million at September 30, 2003 (2002: £10.7 million). The cost of the call option is being written off on a straight line basis over its life (32 months) and to the extent that the written down value exceeds the fair market value further provision will be made. In 2003 £4.1 million of premium cost was written off (2002: £1.7 million).

Investment in cash

        Carlton operates strict investment guidelines with respect to surplus cash and the emphasis is on preservation of capital. Consequently, discretionary investments with maturity greater than one year must be rated AA or better and discretionary investments of less than one year must be rated A1 or P1 by the major credit rating agencies. There are also conservative limits for individual counter-parties. The maturity profile of investments is managed according to the forecast cash needs of the Group.

        For the purposes of the disclosures which follow in this note (other than in the currency risk disclosures), short-term debtors and creditors which arise directly from the Group's operations have been excluded as permitted under FRS 13.

(a)   Interest rate risk profile

Financial assets

        Financial assets of the Group which earn interest are cash and other liquid funds (Note 20) and for 2002 and 2001 loan notes held in Thomson (Note 19). The interest rate profile of the financial assets of the Group by currency denomination as at September 30, 2003, 2002 and 2001 is shown below:

	As at September 30, 2003			As at September 30, 2002			As at September 30, 2001
	Total	Floating	Non interest bearing	Total	Floating	Non interest bearing	Total	Floating	Non interest bearing
	(in millions)			(in millions)			(in millions)
Thomson shares	£447.5	£—	£447.5	£401.4	£—	£401.4	£400.4	£—	£400.4
Sterling cash	442.5	442.5	—	502.4	502.4	—	251.0	251.0	—
US dollar cash	67.1	67.1	—	50.5	50.5	—	5.5	5.5	—
US dollar loan notes	—	—	—	32.8	32.8	—	206.5	206.5	—

Total	£957.1	£509.6	£447.5	£987.1	£585.7	£401.4	£863.4	£463.0	£400.4

        As at September 30, 2002 the US dollar Thomson loan notes were paying a weighted average floating rate of 1.98% (2001: 3.58%).

Financial liabilities

        The interest rate profile of the financial liabilities of the Group by currency denomination as at September 30, 2003, 2002 and 2001 is shown below:

	As at September 30, 2003
				Fixed rate
	Total	Floating	Fixed	Weighted average fixed rate at September 30	Weighted average time for which rate is fixed
	(in millions)%				Years
Sterling preference shares	£163.5	£—	£163.5	6.50	1.5
Sterling debt	931.1	903.2	27.9	5.77	12.0
US dollar debt	86.5	86.5	—	—	—

Total	£1,181.1	£989.7	£191.4	6.39	3.0

	As at September 30, 2002
				Fixed rate
	Total	Floating	Fixed	Weighted average fixed rate at September 30	Weighted average time for which rate is fixed
	(in millions)%				Years
Sterling preference shares	£163.6	£—	£163.6	6.50	2.5
Sterling debt	474.4	447.4	27.0	5.83	13.0
US dollar debt	538.4	538.4	—	—	—

Total	£1,176.4	£985.8	£190.6	6.41	4.2

	As at September 30, 2001
				Fixed rate
	Total	Floating	Fixed	Weighted average fixed rate at September 30	Weighted average time for which rate is fixed
	(in millions)%				Years
Sterling preference shares	£163.6	£—	£163.6	6.50	3.5
Sterling debt	218.8	189.8	29.0	5.83	14.0
US dollar debt	544.3	446.5	97.8	7.25	—

Total	£926.7	£636.3	£290.4	6.69	—

Sterling preference shares

        The preference shares are described in Note 28. The weighted average time for which the rate is fixed on these preference shares has been calculated on the assumption that the Company redeems the shares at the earliest opportunity.

Sterling fixed rate liabilities

        Sterling fixed rate liabilities relate to finance lease creditors (Note 25).

Sterling floating rate liabilities

Year ended September 30, 2003

        Sterling floating rate cost of borrowing mainly comprises the post swap costs of various debt instruments described below:

        The €638.6 million Exchangeable bond was swapped with effect from May 2002 from its fixed rate cost of 2.25% into a floating rate cost of 1 month sterling libor minus 2.81% on a notional amount of £394.9 million until January 2005.

        The effective financing cost of the £250 million Eurobond was swapped in July 2003 into 6 month sterling libor set in arrears plus 0.67% if the libor rate fixing is greater than 3.0% and no higher than 4.75%. If the libor rate fixing is greater than 4.75% the margin rises to 1.92%. If the libor rate fixing is 3.0% or less the bond coupon of 5.625% is payable. If 6 month dollar sets at 3.75% or above on a rate fixing date both the bank and Carlton have the option to terminate and cash settle the swap at fair market value. This is because at this level a dormant swap as at September 30, 2003 will become active again. Under the terms of this dormant swap if 6 month dollar libor exceeds 3.75% Carlton receives the bond coupon of 5.625% and pays 6 month dollar libor plus 0.75% (payable in sterling) up to September 2004. From September 2004 the bank has the choice of receiving 6 month dollar libor plus 0.75% set in arrears or in advance (payable in sterling) or 6 month sterling libor minus 0.1% set in arrears or in advance. If 6 month dollar libor set in advance sets above 6.5% a further 1% margin for that period is payable. In January 2003 Carlton sold swaps for a gain of £21 million that had been entered into in July 2002. These swaps also matched the £250 million Eurobond and had the effect of swapping the bond coupon into 6 month dollar libor plus 0.75% (payable in sterling) if 6 month dollar libor set below 3.75%. As at September 30, 2003 £6.9 million remains unamortized and will be recognized through the profit and loss account during years 2004 to 2006.

        In April 2003 the £200 million Eurobond was swapped such that Carlton receives the bond coupon of 7.625% and pays 6 month sterling libor plus 3.19%. The bank has the option to cancel the swap for nil value at each 6 monthly rate fixing date. Carlton has a further swap matched against this Eurobond which was dormant as at September 30, 2003. Under the terms of this dormant swap if 6 month dollar libor exceeds 3.75% Carlton receives the bond coupon of 7.625% and pays 6 month dollar libor set in arrears plus 0.415% (payable in sterling) up to December 2004. From December 2004 the bank has the choice of receiving 6 month dollar libor plus 0.75% set in arrears or in advance (payable in sterling) or 6 month sterling libor minus 0.1% set in arrears or in advance. If 6 month dollar libor set in advance sets above 6.5% a further 1% margin for that period is payable. The dormant swap is no longer designated as a hedge for accounting purposes and as such Carlton's policy is to provide to the extent that the swap represents an onerous contract. As at September 30, 2003 £1.1 million was provided against this swap.

        £11.5 million private placement loan notes issued under the £1,000 million Euro Medium Term Note Program have a post swap financing cost of 6 month libor plus 0.48%.

Year ended September 30, 2002

        Sterling floating rate borrowing mainly comprises the €638.6 million Exchangeable bond which was swapped with effect from May 2002 from its fixed rate cost of 2.25% into a floating rate cost of 1 month sterling libor minus 2.81% on a notional amount of £394.9 million until January 2005 and £46.5 million private placement loan notes issued under the £1,000 million Euro Medium Term Note Program. The private placement loan notes have been issued in a range of currencies and swapped back to sterling to give a financing cost ranging between 6 month libor plus 0.19% and 0.48%.

Year ended September 30, 2001

        Sterling floating rate borrowing comprises £167.7 million private placement loan notes issued under the £1,000 million Euro Medium Term Note Program with the majority of the other borrowings residing in interest offset arrangements with UK Clearing banks where they are netted off against cash for the purposes of interest calculation. The private placement loan notes have been issued in a range of currencies and swapped back to sterling to give a financing cost ranging between 6 month libor plus 0.12% and 0.48%. The remaining floating rate borrowings bear interest at rates up to UK base rate plus 1%.

Dollar floating rate liabilities

Year ended September 30, 2003

        Dollar floating rate cost of borrowing comprises the post swap cost of the X-CAPs (Note 24). Under the swap the Group receives 8% (to match the coupon on the securities) and pays the higher of 3 month dollar libor set in arrears or in advance plus 2.45%. The swap is cancellable at the bank's option at any time for no consideration. The maturity of the swap is October 2028 (unless cancelled earlier).

Year ended September 30, 2002

        Dollar floating rate borrowing comprises the £200 million and £250 million Eurobonds (Note 23) and the X-CAPs (Note 24) which have been swapped into floating rate dollars as follows:

        The sterling bonds were swapped with effect from June 2001 (£200 million bond) and September 2001 (£250 million bond) from their fixed rates of 7.625% and 5.625% respectively into 6 month dollar libor plus 0.75% (but payable in sterling) subject to a knock-in commencing from December 2002 (£200 million bond) and September 2002 (£250 million bond) such that if the 6 month dollar rate fixing is at or below 3.75% there is no net swap payment or receipt relating to that 6 month period only. In addition both sterling bonds have been swapped for a period of 3 years commencing December 2001 and September 2001 respectively from 6 month dollar libor plus 0.75% to 6 month dollar libor plus 0.415% and 0.42% respectively set in arrears (if the rate setting at the start of the relevant 6 month period is above 3.75%). Under the swap terms the bank also has the option (commencing from December 2004 for the £200 million bond and September 2004 for the £250 million bond) to choose between the floating rate cost of 6 month dollar libor plus 0.75% or 6 month sterling libor minus 0.1% either being set in advance or in arrears (if the dollar rate setting at the start of the relevant 6 month period is above 3.75%). In addition with effect from March 2002 for any dollar rate settings in advance above 6.5% the margin under the swap is increased by an additional 1% for that 6 month period only. Finally with effect from September 2002 the £250 million bond has been swapped into 6 month dollar libor plus 1.075% plus a further potential additional margin (but payable in sterling) including if the dollar rate setting in advance for any given 6 month period is at or below 3.75%. Further potential additional margin (to be applied with effect from September 2002) arises to the extent that on a one for one basis the 1 year dollar swap rate observed on November 5, 2003 exceeds each of the strike levels of 4.0%, 4.5% and 5.0% on £125 million notional and to the extent that on a one for one basis the 1 year dollar swap rate observed on December 17, 2003 exceeds each of the strike levels of 3.8%, 4.05% and 4.25% on £125 million notional. As at September 30, 2002 the implied 1 year dollar swap rates on November 5, 2003 and December 17, 2003 were 2.68% and 2.79%.

        The Group entered into a cancellable swap with effect from February 1999 with a potential maturity of October 2028 which is matched against the X-CAPs. Under the swap the Group receives 8% (to match the coupon on the securities) and pays the higher of 7.25% or 3 month dollar libor plus 0.25%. For all periods to date this resulted in a payment of 7.25%. The payment basis of the swap was amended with effect from September 2002 to 3 month dollar libor plus 2.65% set in arrears or advance at the bank's option. The swap is cancellable at the bank's option from October 2003 onwards. If the bank exercises this option it must pay the Group US$6 million.

Year ended September 30, 2001

        Dollar floating rate borrowing comprises the £200 million and £250 million Eurobonds (Note 21) which have been swapped as follows:

        In June 2001 both bonds were swapped from their fixed rates of 5.625% and 7.625% respectively (commencing June 2001 for the £200 million bond and September 2001 for the £250 million bond) into 6 month dollar libor plus 0.75% (but payable in sterling) subject to the knock-in commencing from the bond coupon dates of March 2002 and June 2002 that if the 6 month dollar rate fixing is at or below 3.75% there is no net swap payment or receipt relating to that 6 month period only. In August 2001 both bonds were swapped for a period of 3 years commencing December 2001 and September 2001 respectively from 6 month libor plus 0.75% to 6 month dollar libor plus 0.415% and 0.42% respectively set in arrears. In November 2001 the swap contracts were amended such that the 3.75% knock-ins were delayed by 6 months until September 2002 and December 2002. In exchange for this the bank was given the option (commencing from September 2004 and December 2004 respectively) to choose the floating rate cost to the Group of 6 month dollar libor plus 0.75% or 6 month sterling libor minus 0.1% either being set in advance or in arrears. In addition with effect from March 2002 for any dollar rate settings in advance above 6.5% the Group will pay an additional 1% on the swap margin for that 6 month period only.

        Dollar fixed rate borrowing as at September 30, 2001 comprise of the X-CAPs. In February 1999 the Group entered into a 30 year cancellable swap which matches against the X-CAPs. Under the swap the Group receives 8% (to match the coupon) and pays the higher of 7.25% or 3 month libor plus 0.25% (set in arrears or advance at the bank's option and for the period until October 2003 the bank has the choice of sterling or dollar libor). The swap is cancellable at the bank's option from October 2003 onwards. As at September 30, 2001 the weighted average time for which dollar borrowings and total borrowings was fixed is infinite due to the X-CAPs which are undated.

(b)   Fair values of financial assets and financial liabilities

        Set out below is a comparison by category of book values and fair values of the Group's financial assets and financial liabilities as at September 30, 2003, 2002 and 2001.

	2003		2002		2001
	Book value	Fair value	Book value	Fair value	Book value	Fair value
	(in millions)		(in millions)		(in millions)
Overdrafts and short-term borrowings (Note 22)	£—	£—	£(35.0)	£(33.8)	£(77.4)	£(77.4)
Loans (Notes 23 and 25)	(931.1)	(938.7)	(886.5)	(753.0)	(587.9)	(580.4)
Convertible debt (Note 24)	(86.5)	(83.1)	(91.3)	(49.6)	(97.8)	(98.0)
Preference shares (Note 28)	(163.6)	(156.6)	(163.6)	(139.5)	(163.6)	(157.1)

	(1,181.2)	(1,178.4)	(1,176.4)	(975.9)	(926.7)	(912.9)
Cash and other liquid funds (Note 20)	509.6	509.6	552.9	552.9	256.5	256.5
Equity interest in Thomson (Note 15)	447.5	162.5	401.4	155.3	400.4	207.4
Loan notes held in Thomson (Note 19)	—	—	32.8	32.8	206.5	206.5
Derivative financial instruments held to manage the interest rate profile:
Interest rate swaps, swaptions and caps	0.7	(7.3)	3.5	13.4	—	(3.9)
Derivative financial instruments held or issued to hedge the currency exposure on expected future sales and purchases:
Forward foreign exchange contracts	5.2	37.6	9.3	7.8	—	(5.9)

        Market values have been used to determine the fair value of listed preference shares, debt issued, equity interest in Thomson, cash, interest rate and foreign exchange derivatives. The Thomson loan notes which are not listed have been included at directors' valuation as at September 30, 2002 and 2001.

(c)   Gains/(losses) on hedging contracts

        The table below details gains/(losses) on hedging contracts at September 30, 2003:

	Deferred			Unrecognized
	Gains	Losses	Total net gains/(losses)	Gains	Losses	Total net gains/(losses)
	(in millions)			(in millions)
Gains/(losses) on hedges at October 1, 2001	£—	£(2.1)	£(2.1)	£12.2	£(22.0)	£(9.8)
Gains/(losses) arising in previous years that were recognized in 2002	—	0.3	0.3	(8.2)	3.9	(4.3)

	—	(1.8)	(1.8)	4.0	(18.1)	(14.1)

Gains/(losses) arising in 2002 that were not recognized in 2002	—	(9.3)	(9.3)	26.6	(2.3)	24.3

Gains/(losses) on hedges at September 30, 2002	—	(11.1)	(11.1)	30.6	(20.4)	10.2
Gains/(losses) arising in 2003 that were not recognized in 2003	6.9	—	6.9	39.9	(8.2)	31.7
Gains/(losses) arising in previous years that were recognized in 2003	—	4.6	4.6	(18.8)	8.3	(10.5)

Gains/(losses) on hedges at September 30, 2003	£6.9	£(6.5)	£0.4	£51.7	£(20.3)	£31.4

Of which:
Gains/(losses) expected to be recognized in 2004	£4.5	£(4.5)	£—	£6.2	£—	£6.2
Gains/(losses) expected to be recognized in 2005 or later	£2.4	£(2.0)	£0.4	£45.5	£(20.3)	£25.2

        The unrecognized gain of £39.9 million arising in 2003 mainly relates to the increase in value of a €425 million currency call option which was purchased to hedge differences that may arise on the maturity of the €638.6 million Exchangeable bond.

(d)   Maturity profile

        The maturity profile of cash and other liquid funds can be found in Note 20 and the maturity profile of the Thomson loan notes is detailed in Note 19. The maturity profile for financial liabilities can be found in Notes 22, 23, 24 and 25. The unamortized issue costs associated with the loans and convertible debt are immaterial.

(e)   Currency exposures

        The table below shows the Group's currency exposures i.e. those transactional (or non-structural) exposures that give rise to the net currency gains and losses in the profit and loss account. Such exposures comprise the monetary assets and monetary liabilities of the Group that are not denominated in the functional currency of the operating unit involved. As at September 30, 2003, 2002 and 2001 these exposures were as follows:

	As at September 30, 2003			As at September 30, 2002			As at September 30, 2001
	Net foreign currency monetary assets/(liabilities)			Net foreign currency monetary assets/(liabilities)			Net foreign currency monetary assets/(liabilities)
	US dollar	Swiss francs	Total	US dollar	Swiss francs	Total	US dollar	Swiss francs	Total
	(in millions)			(in millions)			(in millions)
Functional currency of Group operation sterling	£(66.5)	£—	£(66.5)	£(26.3)	£(41.1)	£(67.4)	£40.7	£(51.4)	£(10.7)

(f)    Debt facilities

        The principal facilities in place as at September 30, 2003 along with their key features are as follows:

Revolving facility

        As at September 30, 2003 and 2002 the Company has total committed multi-currency bank facilities of £100 million under a syndicated facility which matures in April 2006 or on a change in control. The facility was undrawn as at September 30, 2003 and 2002. Availability of the facility is subject to an interest cover covenant.

EMTN program

        The program size is £1,000 million. At September 30, 2003 £11.5 million was held by third party investors.

Euro-Commercial Paper Program

        The program size is up to US$150 million equivalent, with a 364 day maximum term. At September 30, 2003, £nil had been issued.

        Any movement in the Company's credit rating will not affect the debt already issued under any of the above facilities.

        As at September 30, 2003 loan origination fees held on the balance sheet totaled £10.4 million.

Note 27—Provisions for liabilities and charges

	Closure of businesses	Deferred taxation	Total
	(in millions)
At September 30, 2001	£—	£2.4	£2.4

Profit and loss account—current	64.0	(1.4)	62.6
Profit and loss account—prior	—	0.4	0.4
Utilized	(17.3)	—	(17.3)

At September 30, 2002	46.7	1.4	48.1

Profit and loss account—current	—	(0.3)	(0.3)
Profit and loss account—prior	—	(5.3)	(5.3)
Utilized	(32.4)	—	(32.4)
Deferred tax asset reclassified to debtors	—	4.2	4.2

At September 30, 2003	£14.3	£—	£14.3

        The provision for closure of businesses relates to the closure of ONdigital and ITV Sport Channel as disclosed in Note 15. The majority of the provision is expected to be utilized within one year from September 30, 2003.

Deferred taxation

	At September 30,
	2003	2002	2001
	(in millions)
Deferred tax assets/(liabilities) comprise:
Accelerated capital allowances	£(2.1)	£0.2	£1.3
Short term timing differences	(3.0)	(0.5)	(1.3)
Deferred gains	—	—	—
Intangibles and other	0.9	1.7	2.4

	£(4.2)	£1.4	£2.4

Analyzed as:
Provision for UK deferred taxes	£(4.2)	£1.4	£2.4
Provision for overseas deferred taxes	—	—	—

	£(4.2)	£1.4	£2.4

        At September 30, 2003 the Group has overseas deferred tax assets of US$20.1 million (2002: US$7.5 million, 2001: US$6.5 million) which have not been recognized, principally in respect of film rights and carried forward losses in relation to companies in the United States. These deferred tax assets can only be recovered against suitable taxable profits generated in the United States.

Note 28—Shareholders' Equity

	At September 30,
	2003	2002	2001
	(number)
Ordinary shares of 5p each nominal value ("Ordinary shares")
Authorized	1,221,317,551	1,221,285,011	1,208,461,346
Issued and outstanding	671,960,086	671,951,686	671,774,439
6.5p (net) Cumulative Convertible Redeemable Preference shares of 5p each nominal value ("6.5 Preference shares")
Authorized	168,682,449	168,714,989	168,755,902
Issued and outstanding	163,532,321	163,564,861	163,605,774
5.5p (net) Cumulative Convertible Redeemable Preference shares of 5p each nominal value ("5.5p Preference shares")
Authorized	—	—	12,782,752
Issued and outstanding	—	—	—
Cumulative Dollar-denominated Preference shares
Authorized	15,000,000	15,000,000	15,000,000
Issued and outstanding	—	—	—

        The following changes have taken place in the issued share capital of the Company during the year to September 30, 2003:

        The 6.5 Preference shares became convertible on March 31, 1991 and continue to be so on each anniversary (or on the next business day) thereafter until 2005 on the basis of 25.83975 Ordinary shares for every 100 6.5 Preference shares. On April 1, 2003, 32,540 6.5 Preference shares were converted, in accordance with the articles of association, by a process of consolidation and subdivision into 8,400 Ordinary shares and 24,140 non-voting Deferred shares. The Deferred shares were subsequently repurchased by the Company as detailed below. The Company has the option to redeem the outstanding 6.5 Preference shares at £1 per share on April 30, 2005 (or on the next business day) and on each anniversary thereafter until April 30, 2010, when any 6.5 Preference shares outstanding will be redeemed at £1 per share (plus accrued dividend to redemption date).

        In accordance with the articles of association, during the year the Company repurchased for an aggregate consideration of 1p, and then cancelled all 24,140 non-voting Deferred shares of 5p each issued upon the conversion of 6.5 Preference shares. All authorized unissued Deferred share capital has converted into authorized unissued Ordinary share capital.

  •
  By resolution passed on March 25, 2003, shareholders' authority was obtained for the Company to make market purchases of its own shares up to a maximum of 67,195,000 Ordinary shares and 16,356,000 6.5 Preference shares to expire on the earlier of 24 March 2003 and the date of the Company's Annual General Meeting.

        On October 7, 1993, 6,000,000 Exchangeable Capital Securities of US$25 per security ("X-CAPs") were issued by the Company which are exchangeable at the option of the Company at any time into Cumulative US Dollar-denominated Redeemable Preference shares of US$0.01 each in the Company ("Dollar Preference shares"). No Dollar Preference shares had been issued as at September 30, 2003. The

Dollar Preference shares carry a dividend entitlement of US$2.25 per share per annum and are redeemable at the option of the Company from October 7, 1998 at a price of US$26.125 per share, reducing each year until October 7, 2003 from which time the redemption price is US$25 per share.

        Each of the two classes of preference shares ranks pari passu for dividends or other returns of capital, in priority to any other class of shares. None of the preference shares has voting rights except in the event of winding up or following dividend arrears of greater than six months. In the event of a winding up the 6.5 Preference shares have a liquidation preference of £1 per share and the Dollar Preference shares have a liquidation preference of US$25 per share.

        Non-equity shareholders' funds comprise £163.5 million (2002: 163.6 million, 2001: £163.6 million) in respect of the 6.5 Preference shares.

Note 29—Options on Ordinary Shares

        At September 30, 2003, options and awards had been granted and remained outstanding over 63,667,951 Ordinary shares as follows:

	Fiscal year of Grant	Options outstanding	Exercise price		Exercise period
Executive share option grants(a)	2003	8,294,629	133.0	p	2005 - 2012
	2002	7,131,111	225.0p - 245.0	p	2005 - 2012
	2001	4,216,736	215.0p - 561.0	p	2004 - 2011
	2000	2,739,555	464.0p - 772.0	p	2003 - 2010
	1999	634,876	500.0p - 530.0	p	2002 - 2009
	1998	2,783,917	451.0p - 515.0	p	2001 - 2008
	1997	297,316	494.5p - 508.0	p	2000 - 2007
	1996	15,447	378.0	p	1999 - 2006
	1995	81,250	339.2p - 358.4	p	1998 - 2005
	1994	33,002	268.4p - 384.0	p	1997 - 2004

		26,227,839

DABS and LTIS awards(b)	2003	165,711	Nominal		2007 - 2013
	2002	9,955	Nominal		2006 - 2012
	2001	36,882	Nominal		2005 - 2010
	2000	13,028	Nominal		2004 - 2010
	1999	8,712	Nominal		2003 - 2008
	1998	112,208	Nominal		2002 - 2007
	1997	48,921	Nominal		2001 - 2007

		395,417

Equity participation plan(c)	2003	7,506,030	139.5	p	2006 - 2013
	2003	7,506,030	Nominal		2006 - 2013
	2002	8,005,560	225.0 - 245.0	p	2005 - 2011
	2002	8,005,560	Nominal		2005 - 2011

		31,023,180

Carlton Sharesave scheme(d)	2003	5,208,524	110.0	p	2006 - 2008
	2002	455,596	209.0	p	2005 - 2007
	2001	82,918	475.0	p	2004 - 2006
	2000	25,205	464.0	p	2003 - 2005
	1998	249,272	334.0	p	2001 - 2004

		6,021,515

(a)
The normal exercise period for executive options is between 3 and 10 years from the date of grant. Some options have been granted on terms that allow part of the option to vest from one year after date of grant.
(b)
The DABS and LTIS awards are covered by the 1,643,673 shares held in the ESOP at September 30, 2003
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

        A summary of the status of the Company's share option plans as of September 30, 2003, September 30, 2002 and September 30, 2001 and changes during the years ending on those dates is presented below:

Ordinary Shares	Options Outstanding	Weighted Average Exercise Price
Options outstanding at September 30, 2000	20,383,261	500.2	p
Options exercised/lapsed	(4,318,967)	458.7	p
Options granted	5,952,297	501.8	p

Options outstanding at September 30, 2001	22,016,591	508.8	p
Options exercised/lapsed	(7,145,504)	512.7	p
Options granted	29,364,549	152.0	p

Options outstanding at September 30, 2002	44,235,636	271.3	p

Options exercised/lapsed	(9,248,609)	258.6	p
Options granted	28,680,924	94.9	p

Options outstanding at September 30, 2003	63,667,951	188.9	p

Exercisable at September 30, 2001	10,572,037	501.4	p
Exercisable at September 30, 2002	5,138,206	462.4	p
Exercisable at September 30, 2003	4,199,236	453.3	p

        A summary of the status of the Company's share option plans as of September 30, 2003 analyzed according to exercise price ranges is presented below:

	Options outstanding				Options currently exercisable
Range of exercise prices	Number	Weighted Average remaining contractual life	Weighted average exercise price		Number	Weighted average exercise price
Nominal	15,907,007	6.22 years	—		169,841	—
100.0p - 200.0p	21,009,183	12.57 years	129.6	p	—	—
200.0p - 300.0p	15,910,444	7.92 years	224.6	p	318,177	218.4	p
300.0p - 400.0p	976,807	5.21 years	327.1	p	412,488	329.0	p
400.0p - 500.0p	906,590	1.44 years	466.0	p	538,867	451.0	p
500.0p - 600.0p	8,243,128	6.14 years	542.9	p	2,612,844	513.5	p
600.0p - 700.0p	202,657	6.28 years	602.0	p	—	—
700.0p - 800.0p	512,135	6.65 years	770.4	p	147,019	772.0	p

	63,667,951	7.10 years	188.9	p	4,199,236	453.3	p

        Directors can participate in the Sharesave scheme and options granted to them under that scheme are included in the table below. They can also be granted options under the Carlton Executive Share Option Scheme 1999. During the year under review directors were granted options under this scheme, details of which are included in the table below. These options were granted as part of a phased grant. The exercise of share options is subject to satisfaction of performance conditions set by the remuneration committee.

        Details regarding the directors' awards and options relating to the executive share option ("EXEC"), DABS, LTIS and EPP plans as at September 30, 2003 and October 1, 2002 are set out below:

	Scheme	Options held on September 30, 2003	Options held on October 1, 2002
M P Green	EXEC	—	28,712
	EXEC	40,000	40,000
	EXEC	230,188	230,188
	EXEC	202,657	202,657
	EXEC	158,031	158,031
	EXEC	238,859	238,859
	EXEC	315,047	315,047
	EXEC	755,639	—
	Sharesave	5,164	5,164
	DABS	—	23,718
	DABS	20,331	20,331
	DABS	1,953	1,953
	DABS	5,411	5,411
	DABS	6,258	6,258
	DABS	19,910	19,910
	LTIS	—	38,675
	LTIS	28,590	28,590
	LTIS	79,075	79,075
	EPP	6,455,046	3,573,330
G M Murphy	EXEC	—	250,000
	EXEC	—	178,253
	EXEC	—	235,109
	Sharesave	—	4,545
	DABS	—	3,138
	EPP	—	2,666,664
P C Murray	EXEC	488,888	488,888
	EXEC	366,541	—
	Sharesave	—	4,545
	Sharesave	14,931	—
	EPP	2,864,508	1,466,664

Notes

(1)
During 2003, the aggregate gains for all directors' options exercised were £72,220 (2002: £392,184, 2001: £69,000). This figure represents the difference between the market price of option shares at the exercise date and their exercise price. It does not represent the net proceeds received as no account has been taken of option shares which have been retained, the tax liability or, where option shares have been sold, the sale commissions and expenses. The 2003 aggregate gains all related to M P Green (2002: £nil, 2001: £nil). The 2002 aggregate gains figure includes gains on exercise by the following individuals who ceased to be directors during that year: (i) B A Cragg: gains of £82,192 on the exercise of his vested DABS and LTIS awards and £86,780 on the exercise of DABS and LTIS awards that were permitted to vest early and were exercised during the year; (ii) N N Walmsley: gains of £103,959 on the exercise of his vested DABS and LTIS awards and £119,251 on the exercise of DABS and LTIS awards that were permitted to vest early and were exercised during the year. The 2001 aggregate gains figure related solely to N N Walmsley.
(2)
The market price of an Ordinary share on September 30, 2003 was 161.5p (2002: 109p, 2001: 132.5p) and the range of prices during the year to September 30, 2003 was between 68.25p and 186.75p (2002: 106p and 286p, 2001: 132.5p and 670p).

Long-Term Incentive Share Plan ("LTIS")

        The LTIS plan provided for a participant to be conditionally awarded a number of Carlton Ordinary shares with a value equating to a percentage of his base salary. The percentage was determined by the Remuneration Committee. Provided the participant remains employed by the Group for four years, the Company's performance, measured on the basis of total shareholder return (i.e. share price movement and dividends paid) ("TSR") against the FTSE-100 companies over a three year performance period determines what proportion (if any) of the award will vest at the end of four years. The proportion and targets were determined by the Committee. During the period, no awards were made under the LTIS plan. It is intended that no further awards will be made in future under this plan.

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

Carlton Equity Participation Plan ("EPP")

        The EPP received shareholder approval at the AGM on March 1, 2001. A summary of the main features of the plan is set out below.

        Participation in the EPP applies to executive directors and selected senior executives. Participants invited to take part in the EPP are required to commit Carlton shares (EPP shares) by a specified date to qualify for a matching award. Normally a participant is entitled to commit EPP shares to a value of up to 100% of basic salary (save for the first award where the maximum EPP share commitment was to a value of up to 200% of basic salary). A matching award comprises both an award of free shares (in the form of a nil-price option) and an option grant over shares at market value. The extent to which a matching award will vest depends on the participant retaining his/her EPP shares and the performance conditions relating to the matching award being satisfied. The maximum matching award will be free shares equal in number to three times the EPP shares and options (at market value) over an equal number of shares. The principal performance conditions applicable to both awards made to date will be measured on the basis of the Company's TSR performance against that of other major UK media companies and the FTSE-100 companies. None of the matching award will vest if the Company's TSR is below median for the media comparator group.

ESOP and Quest

        The Company established an employee share ownership plan (ESOP) in 1991 and a Qualifying Employee Share Ownership Trust ("Quest") in 1998. Pursuant to the requirements of the Companies Act 1985, each executive director is deemed to be interested in the shares held for the purposes of the ESOP and the Quest. The number of Ordinary shares held for the purposes of the ESOP was 1,643,673 at September 30, 2003 and 1,822,172 Ordinary shares at October 1, 2002.

        The number of Ordinary shares held for the purposes of the Quest was 693,633 at September 30, 2003 and 696,177 Ordinary shares at October 1, 2002.

Note 30—Cash Flow Information

(a)
Reconciliation of operating profit to net cash inflow from operating activities:

	Year ended September 30,
	2003	2002	2001
	(in millions)
Operating profit	£50.5	£58.0	£47.4
Depreciation	20.7	23.0	45.4
Amortization of intangible assets	2.8	2.8	2.8
Amortization of goodwill	12.7	16.6	15.0
Inventory	1.6	0.8	(8.8)
Program and film rights	(4.9)	8.9	9.6
Accounts receivable	5.1	12.2	(28.6)
Accounts payable	(27.0)	(33.5)	20.5
Sale of current asset investments	33.3	179.0	—
Non-cash fixed asset impairment	—	1.8	—
Profit on sale fixed assets	—	(0.2)	—

	£94.8	£269.4	£103.3

(b)
Return on investment and servicing of finance:

	Year ended September 30,
	2003	2002	2001
	(in millions)
Interest received	£51.7	£43.4	£15.5
Interest paid	(47.4)	(59.8)	(47.3)
Preference Share dividends paid	(10.5)	(10.5)	(10.5)
Dividend income from other investments	2.4	—	—
Finance lease interest	(0.1)	(1.6)	(0.7)

	£(3.9)	£(28.5)	£(43.0)

(c)
Capital expenditure and financial investment:

	Year ended September 30,
	2003	2002	2001
	(in millions)
Purchase of tangible fixed assets	£(11.2)	£(11.7)	£(43.1)
Purchase of intangible assets	(1.2)	(0.2)	(6.6)
Disposal of intangible and tangible fixed assets	1.3	0.9	10.5
Payments to ONdigital/ITV Sport Channel	(29.4)	(96.8)	(190.3)
Other net investments	(10.4)	(18.4)	(20.9)

	£(50.9)	£(126.2)	£(250.4)

(d)
Financing:

	Year ended September 30,
	2003	2002	2001
	(in millions)
Issue of shares	£—	£—	£2.1
Issue/(repayment) of debt	(38.5)	266.3	56.6

	£(38.5)	£266.3	£58.7

(e)
Analysis of Net Funds/(Debt):

	At October 1, 2001	Cash flow	Exchange and non-cash Movements	At September 30, 2002
	(in millions)
Net Funds/(Debt)
Cash at bank and in hand	£256.5	£302.6	£(6.2)	£552.9
Overdrafts	(20.1)	20.1	—	—
		322.7
Loan notes and short-term borrowings	(2.1)	1.2	0.9	—
Loans due within one year	(55.2)	55.2	(35.0)	(35.0)
		56.4
Loans due after more than one year	(559.0)	(323.2)	27.4	(854.8)
Convertible debt	(97.8)	—	6.5	(91.3)
Finance lease creditors	(28.9)	(2.8)	—	(31.7)
		(326.0)

Net Funds/(Debt)	£(506.6)	£53.1	£(6.4)	£(459.9)

        Non-cash movements principally comprise loan reclassifications.

	At October 1, 2002	Cash flow	Exchange and non-cash Movements	At September 30, 2003
	(in millions)
Net Funds/(Debt)
Cash at bank and in hand	£552.9	£(43.8)	£0.5	£509.6
Overdrafts	—	—	—	—
		(43.8)
Loan notes and short-term borrowings	—	—	—	—
Loans due within one year	(35.0)	34.6	0.4	—
		34.6
Loans due after more than one year	(854.8)	0.1	(48.5)	(903.2)
Convertible debt	(91.3)	—	4.8	(86.5)
Finance lease creditors	(31.7)	3.8	—	(27.9)
		3.9

Net Funds/(Debt)	£(459.9)	£(5.3)	£(42.8)	£(508.0)

        Foreign exchange movements in 2003 arose primarily on the €638.6 million Exchangeable bond. Non-cash movements principally comprise loan reclassifications and amortization of fees.

Note 31—Acquisition and Disposal of Businesses

	Cash inflow/(outflow)
	2003	2002	2001
	(in millions)
Purchase of subsidiary undertakings	£—	£—	£(217.5)
Cash less overdrafts acquired with subsidiaries	—	—	(8.6)
Investment in joint ventures and associates	—	(31.0)	—
Disposal of subsidiaries	(2.5)	23.2	499.6

	£(2.5)	£(7.8)	£273.5

        For the year ended September 30, 2003 the net cash outflow of £2.5 million comprises further receipts and payments from the disposal of Technicolor in 2001.

        Net cash outflow in 2002 of £7.8 million from acquisitions and disposals comprises £31.0 million for the acquisition of Screenvision Holdings (Europe) Limited and £23.2 million further post-acquisition receipts from the disposal of Technicolor in 2001. The Group acquired a 50% interest in Screenvision Holdings (Europe) Limited in June 2002. As at September 30, 2002 the goodwill held in this joint venture entity was stated after provisional fair value adjustments.

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

Note 32—Commitments

a)
Capital expenditure

        At September 30, 2003, the Company had contracted for capital expenditure totaling approximately £1.8 million (2002: £3.1 million, 2001: £2.8 million).

b)
Operating leases

        The Company leases certain properties under operating leases. The minimum payments for operating leases having initial or remaining non-cancelable terms in excess of one year are as follows:

(in millions)
2004	£9.6
2005	7.7
2006	7.1
2007	6.8
2008	6.4
Thereafter	26.1

£63.7

c)
Guarantees

        The Company and certain of its UK subsidiaries have entered into cross-guarantees in connection with the Company's UK banking arrangements. At September 30, 2003 subsidiary overdrafts amounting to £15.7 million (2002: £16.6 million, 2001: £38.1 million) were covered by guarantees given by the Company.

d)
Disposals

        Contingent liabilities exist in respect of warranties and indemnities given to Thomson pursuant to the Technicolor disposal agreement. Provision has been made against any anticipated payments.

e)
ONdigital

        The liquidators of ONdigital 1998 plc (in liquidation), formerly ITV Digital plc, and ONdigital 1998 (Services) Limited, formerly ITV Digital (Services) Limited, ("Services") are investigating various matters including whether there are any grounds for bringing actions against certain parties, including Carlton, Granada and the former directors of ONdigital 1998 plc and Services. To date, no formal proceedings have been initiated by the liquidators, although the liquidators have indicate that they may commence proceedings in relation to a transaction involving Carlton, Granada and ONdigital 1998 plc which they allege to have been carried out at an undervalue. On the basis of legal advice taken by Carlton, the Carlton directors believe that there would be a strong defence against any such proceedings. Carlton and Granada have indemnified certain former directors of ONdigital 1998 plc in respect of costs and liabilities arising as a result of investigations into the insolvency of ONdigital 1998 plc. In the event that formal proceedings were initiated by the liquidators in this regard, on the basis of legal advice the Carlton directors believe that the former directors of ONdigital 1998 plc would have a strong case for defending any such proceedings.

        In the opinion of the directors, adequate allowance has been made in respect of these matters.

f)
Claims

        The Company has pending claims incurred in the normal course of business which, in the opinion of management, can be disposed of without material effect on the accompanying consolidated financial statements.

Note 33—Related party transactions

        The Group entered into the following material transactions with related parties during the year:

	2003	2002	2001
	(in millions)
Sales to joint ventures	£—	£3.9	£13.1
Sales to associated companies	7.9	2.8	—
Purchases from joint ventures	9.5	8.2	7.3
Purchases from associates	14.6	19.4	20.6
Amounts owed by joint ventures	0.3	—	0.9
Loans owed by joint ventures	28.7	19.7	—
Amounts owed by associated undertakings	1.5	0.7	—
Loans owed by associated undertakings	4.3	0.2	30.9
Amounts owed to joint ventures	1.8	1.8	1.1
Amounts owed to associated undertakings	1.4	1.6	1.8

        All transactions arose in the normal course of business. They include sale of television advertising time, advertising commission, program sales and the purchase of news programs and transmission.

        In 2002 the Group made loans to ONdigital (including ITV Sport Channel) totaling £82.7 million (2001: £190.3 million). Full provision was made against all ONdigital (including ITV Sport Channel) loans held at September 30, 2002 and 2001.

Note 34—Principal Operating Subsidiaries

        Set out in the table below are the principal operating companies as at September 30, 2003. All the companies are wholly owned and are incorporated and operating in the United Kingdom except as noted.

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
ITC Entertainment Group Limited*
The Moving Picture Company Limited*
Planet 24 Productions Limited*
Superhire Limited
Westcountry Television Limited*

*
Indirect holdings.
**
Trading as divisions of subsidiary companies.

Note 35—Subsequent Events

Merger with Granada

        On October 16, 2002 the boards of Granada and Carlton announced that they had agreed the terms of a proposed merger, paving the way for a fully consolidated ITV. The Secretary of State for Trade and Industry referred the proposed merger to the Competition commission on March 11, 2003 and on October 7, 2003 announced that she had decided to clear the Merger, subject to appropriate undertakings being given by Granada and Carlton. Granada and Carlton announced on November 14, 2003 that the terms of those undertakings had been agreed and duly accepted by the Secretary of State.

Thomson investment

        At September 30, 2003 the Carlton Board had the intention to hold its investment in Thomson for the long term and accordingly the investment was classified as a fixed asset investment, held at cost less any provision for permanent diminution in value. The book value of the shares at September 30, 2003 was £

447.5 million and the market value was £162.5 million. The Carlton Board concluded that at September 30, 2003 the shares were not permanently impaired in light of Carlton's ability and intent to hold the investment for the long term and the Carlton Board's knowledge of the Thomson business.

        Subsequent to September 30, 2003 and as a result of the merger approval process the Carlton Board cannot be certain that ITV plc (the new holding company which will acquire Carlton and Granada under the terms of the Merger) will have the intention to hold the Thomson shares for the long term. Consequently, the Carlton Board has recategorized the shares, pending completion of the Merger, as a current asset investment as a non-adjusting post balance sheet event. This change in categorization would require the shares to be marked to market value. A non-cash adjustment to record the shares at market value would be made in the accounts of the Carlton Group in the period to December 31, 2003. Based on the value of the Thomson share price of €17.99 on November 24, 2003, an adjustment of £254.0 million would be required reducing the net assets to £211.3 million.

UGC litigation

        Carlton is involved in two disputes with UGC SA ("UGC") relating to Screenvision Holdings (Europe) Limited ("Screenvision Europe"), an associated undertaking in which Carlton holds a 50 per cent. interest. In May 2003, Screenvision Europe filed an arbitration claim against UGC, RMB International SA ("RMB") and Régie Média Belge SA on the basis that UGC and RMB failed to comply with certain obligations under an agreement for the sale to Screenvision Europe of a 51% stake in an Italian cinema advertising business. The claim (which is the subject of ICC arbitration) is for damages of €25 million. Screenvision Europe has been advised that it has a strong case for recovery of all or part of this amount. In November 2003, UGC issued proceedings against Carlton in the French Court claiming damages of €50 million in respect of Carlton's alleged wrongful termination of pre-contractual negotiations for the acquisition by Carlton of UGC's French cinema advertising business. Carlton has been advised that there may be a strong argument that the French Court does not have jurisdiction and, on the basis of the preliminary evidence produced by the claimant at this early stage in the proceedings and the legal advice received by Carlton, the Carlton Board consider that, were the French Court to retain jurisdiction, Carlton would be likely to have a strong defence to the claim. Therefore no provision has been made in respect of this claim.

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

EFFECT ON NET INCOME OF DIFFERENCES BETWEEN UK GAAP AND US GAAP

		Year ended September 30,
		2003	2002	2001
		(in millions)
Net income/(loss) under UK GAAP (profit after tax)		£67.7	£(156.0)	£(390.0)
Less: Preference Share dividends		(10.5)	(10.5)	(10.5)

Net income/(loss) from operations attributable to holders of
Ordinary shares under UK GAAP		57.2	(166.5)	(400.5)
Effect on net income of US GAAP adjustments:
(a)	Goodwill and purchase accounting in respect of acquisitions	14.7	(38.7)	(62.2)
(a)	Goodwill and other adjustments on sale or termination of businesses	0.3	(23.8)	163.3
(b)	Financial instruments	(15.3)	91.8	(4.8)
(c)	Investments in equity securities	(157.4)	(127.6)	—
(d)	Impairment of investment in own shares	—	8.2	—
(e)	Stock compensation	(8.4)	(7.8)	(9.3)
(f)	Pensions	(16.9)	(1.8)	0.1
(g)	Program production and development	—	(3.5)	(3.2)
(h)	Acquired film libraries	(2.8)	(1.4)	—
(i)	Lease provision	(0.3)	3.4	—
(j)	Subscriber acquisition costs	—	9.9	(1.7)
(k)	Intangible assets	—	—	3.3
(l)	Disposal of Meridian	—	—	9.2
(m)	Taxation effects on the foregoing adjustments	12.2	(2.0)	6.4

Net income/(loss) before cumulative effect of change in accounting principle		(116.8)	(259.8)	(299.4)
Cumulative effect of change in accounting principle (g)(h)		—	(20.1)	—

Net income/(loss) attributable to holders of Ordinary shares in accordance with US GAAP		(116.8)	(279.9)	(299.4)
Other comprehensive income/(loss):
(c)	Unrealized gains or losses on equity securities	—	(53.2)	(192.9)
(c)	Reclassification adjustment for other than temporary loss on investments in equity securities	118.5	127.6	—
(f)	Minimum pension liability	25.3	(140.1)	—
	Foreign currency translation adjustments	0.4	(7.8)	19.1
(m)	Taxation effects on the foregoing adjustments	(7.6)	(15.4)	53.5

		136.6	(88.9)	(120.3)

Comprehensive income/(loss)		£19.8	£(368.8)	£(419.7)

Net income/(loss) is comprised of:
Continuing operations		£(129.5)	£(83.2)	£(109.3)
Discontinued operations
Loss from discontinued operations		—	(86.1)	(126.4)
Income/(loss) from disposal of discontinued operations		12.7	(110.6)	(63.7)

		12.7	(196.7)	(190.1)

Net income/(loss) attributable to holders of Ordinary shares in accordance with US GAAP		£(116.8)	£(279.9)	£(299.4)

EARNINGS PER SHARE

	Year ended September 30,
	2003	2002	2001
	(in pence)
Basic earnings/(loss) per share (pence):
Continuing operations	(19.3)	(12.4)	(16.3)
Discontinued operations	1.9	(29.3)	(28.4)

Basic earnings/(loss) per Ordinary share	(17.4)	(41.7)	(44.7)

Diluted earnings/(loss) per share (pence):
Continuing operations	(19.3)	(12.4)	(16.3)
Discontinued operations	1.9	(29.3)	(28.4)

Diluted earnings/(loss) per Ordinary share	(17.4)	(41.7)	(44.7)

Basic and diluted weighted average number of Ordinary shares in issue	670.5	670.7	670.0

        The earnings per Ordinary share figures have been computed by dividing net income after deducting Preference share dividends, by the weighted average number of Ordinary shares outstanding in the fiscal year.

        As there is a loss from continuing operations in 2003, 2002 and 2001, the preference shares and share options are not deemed to be dilutive and hence the diluted loss per share is the same as the basic reported loss per share for all years presented.

CUMULATIVE EFFECT ON SHAREHOLDERS' EQUITY
OF DIFFERENCES BETWEEN UK GAAP AND US GAAP

		At September 30,
		2003	2002	2001
		(in millions)
Shareholders' equity under UK GAAP		£465.3	£433.5	£663.7
Effect on shareholders' equity of US GAAP adjustments:
(a)	Goodwill and US purchase accounting in respect of acquisitions	484.3	473.4	535.9
(b)	Financial instruments	70.5	85.9	(6.0)
(c)	Investments in equity securities	(285.0)	(246.1)	(135.0)
(d)	Investment in own shares	(2.5)	(2.5)	(7.0)
(f)	Pensions	(62.3)	(70.6)	71.3
(g)	Program production and development	—	—	14.4
(h)	Acquired film libraries	(13.4)	(10.6)	—
(i)	Lease provision	3.1	3.4	—
(j)	Subscriber acquisition costs	—	—	(9.9)
(n)	Dividends payable	13.4	33.5	33.6
(o)	6.5 Preference shareholders' equity	(163.5)	(163.6)	(163.6)
(m)	Taxation effects on the foregoing adjustments	46.3	44.4	6.8

Shareholders' equity in accordance with US GAAP		£556.2	£580.6	£1,004.2

Accumulated other comprehensive income:
(c)	Unrealized losses on equity securities (net of related tax)	£—	£(118.5)	£(135.0)
(f)	Minimum pension liability (net of related tax)	(80.4)	(98.1)	—
	Foreign currency translation adjustments (net of related tax)	(9.7)	(10.1)	(2.8)

		£(90.1)	£(226.7)	£(137.8)

Recently adopted US pronouncements

        In July 2001, the FASB issued SFAS 142, "Goodwill and Other Intangible Assets" ("FAS 142"). The most significant changes made by FAS 142 are: (1) goodwill and indefinite lived intangible assets will no longer be amortized, (2) goodwill will be tested for impairment at least annually at the reporting unit level, (3) intangible assets deemed to have an indefinite life will be tested for impairment at least annually, and (4) the amortization period of intangible assets with finite lives will no longer be limited to forty years. The Company adopted FAS 142 as of October 1, 2002. For a discussion of the implications of FAS 142 adoption see (a) Goodwill and US Purchase Accounting below.

        In July 2001, the FASB approved the issuance of SFAS 143, "Accounting for Asset Retirement Obligations" ("FAS 143"). FAS 143 prescribes the accounting for retirement obligations associated with tangible long-lived assets, including the timing of liability recognition and initial measurement of the liability. FAS 143 requires that an asset retirement cost should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. The

Company has adopted FAS 143 in 2003 without material impact on the Company's results or its financial position.

        In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144"), which establishes an accounting model for impairment or disposal of long-lived assets to be disposed of by sale. The Company has adopted FAS 144 in 2003 without material impact on the Company's results or its financial position.

        In July 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS 146"). FAS 146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The Company has adopted FAS 146 in 2003 without material impact on the Company's results or its financial position.

        In November 2002, the FASB issued Interpretation No. 45 ("FIN 45" or the "Interpretation"), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires a liability to be recognized at the time a company issues a guarantee for the fair value of the obligations assumed under certain guarantee agreements. Additional disclosures about guarantee agreements are also required in interim and annual financial statements. The Company has adopted FIN 45 in 2003 without material impact on the Company's results or its financial position.

Notes

(a)
Goodwill and US Purchase Accounting

        Both UK GAAP and US GAAP require purchase consideration to be allocated to the net assets acquired at their fair value on the date of acquisition, with the difference between the consideration and the fair value of the identifiable net assets recorded as goodwill.

        Under UK GAAP, goodwill arising on acquisitions made before September 30, 1998, has been written off directly to reserves in the year of acquisition. If a subsidiary or a business has been subsequently sold or closed, previously written-off goodwill that resulted from the initial acquisition has been taken into account in determining the gain or loss on sale or closure. Goodwill that arises on acquisitions subsequent to September 30, 1998, following the introduction of FRS 10, "Goodwill and Intangible Assets", has been capitalized and amortized over its estimated useful life, which has been estimated at 20 years.

        Under US GAAP, goodwill arising on acquisitions made before September 30, 1998 has been capitalized as an intangible asset and amortized over its estimated useful life. However, the Company adopted the transition provisions of SFAS 141, "Business Combinations" ("FAS 141"), with effect from July 1, 2001. The Company also adopted the provisions of SFAS 142, "Goodwill and Other Intangible Assets" ("FAS 142"), on October 1, 2002. As a result, goodwill is no longer subject to amortization subsequent to the date of adoption.

        The following table shows the results of operations as if FAS 142 were applied to prior periods:

	Year ended September 30,
	2002	2001
Reported net income/(loss) under US GAAP	(279.9)	(299.4)
Add: goodwill amortization	71.4	53.8

Adjusted net income/(loss)	(208.5)	(245.6)
Basic and diluted earnings/(loss) per Ordinary share:
Reported earnings/(loss) per Ordinary share under US GAAP	(41.7)	(44.7)
Add: goodwill amortization	10.6	8.0

Adjusted earnings/(loss) per Ordinary share	(31.1)	(36.7)

        The Company has also evaluated its existing goodwill relating to prior business combinations and has determined that an adjustment or reclassification to intangible assets as of October 1, 2002 was not required in order to conform to the new criteria in FAS 141. The Company has also reassessed the useful lives and carrying values of other intangible assets, and will continue to amortize these assets over their remaining useful lives.

        The gross carrying amount of other intangible assets, which primarily consists of film libraries under US GAAP, is £113.5 million as at September 30, 2003 (2002: £117.2 million, 2001: £110.4 million), are being amortized over an estimated useful life of 20 years. Accumulated amortization as at September 30, 2003 was £27.8 million (2002: £21.4 million, 2001 £15.8 million). The amortization expense for the year ended September 30, 2003 is £6.3 million (2002: £5.8 million, 2001: £5.6 million). Amortization expense on the other intangible assets is expected to be £6.3 million in each of 2004, 2005, 2006, 2007 and 2008.

        As of October 1, 2002, the Company performed the transitional impairment test under FAS 142 and compared the carrying value for each reporting unit to its fair value, which was determined based on discounted cash flows. Upon completion of the transitional impairment test, the Company determined that there was no impairment as of October 1, 2002, as the carrying value of each reporting unit did not exceed its fair value. The Company also completed the annual impairment test required by FAS 142 as of October 1, 2002, which was also performed by comparing the carrying value of each reporting unit to its fair value based on discounted cash flows. This annual impairment test did not indicate any impairment in the carrying value of the goodwill.

        A roll forward of US GAAP goodwill during 2003 is shown below:

	Broadcasting	Screen Advertising	Content	Other	Discontinued Operations	Total
	(in millions)
Balance as at October 1, 2002	£630.1	£77.6	£25.3	£—	£—	£733.0
Goodwill acquired and fair value adjustments	—	(2.2)	—	—	—	(2.2)
Goodwill disposed	—	—	(0.9)	—	—	(0.9)
Translation adjustment	—	1.1	—	—	—	1.1

	£630.1	£76.5	£24.3	£—	£—	£731.0

        ONdigital ceased operations in 2002 resulting in a write off of goodwill in accordance with US GAAP of £23.8 million.

        In 2001 the Technicolor division was sold and a UK GAAP goodwill charge of £630.2 million was made against net income, a further £17.1 million related to the disposal of Meridian and was made against other recognized gains. Under US GAAP, the goodwill written off on disposal was £484.0 million.

(b)
Financial instruments

        Under UK GAAP the value of underlying financial instruments is not recorded in the financial statements to the extent that the financial instruments are considered hedges. Under US GAAP, all financial instruments (such as derivatives) must be recorded on the balance sheet and carried at their fair value.

        The Company applies Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date" of FASB Statement No. 133, an amendment of FASB Statement No. 133, and Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", an amendment of FASB Statement No. 133 (referred to hereafter as "FAS 133"). FAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to hereafter as derivatives) and for hedging. FAS 133 became effective for the Company on October 1, 2000.

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

        Certain derivative transaction, while providing economic hedges under the Company's risk management policies, do not qualify for hedge accounting under FAS 133. Under US GAAP, the Company recognizes the change in fair value for all derivatives immediately in earnings because hedge accounting is not permissible for such hedging relationships. This resulted in an additional £4.7 million net loss in the fair value of financial instruments under US GAAP at September 30, 2003 (2002: £14.4 million gain, 2001: £4.8 million loss). See Note 26(b)—Financial Instruments.

        Derivative financial instruments embedded within host contracts are recorded separately in the financial statements at their fair value under US GAAP. The Exchangeable bond, which was issued at a discount in January 2002, contains embedded put and call options relating to the conversion of the bond into Thomson shares. The debt discount is being amortised over the term of the bonds, which resulted in £17.2 million and £11.3 million recorded as interest expense in 2003 and 2002, respectively under US GAAP. The movement between the fair value of these embedded options at the date of bond issue and September 30, 2002 totaled £88.8 million which was charged against net income under US GAAP. The movement in the fair value of the option was caused by the decline in the Thomson share price. During the year to September 30, 2003, the fair value of the option increased by £0.4 million to £0.8 million.

        Under UK GAAP, the Company defers gains resulting from the termination of interest rate swaps and recognizes them in earnings over the term of the outstanding debt. Under US GAAP, the interest rate swaps do not qualify as hedging instruments under FAS 133, therefore, the gains are recognized in earnings in the period that they occur. There were £6.9 million of unrecognized gains under UK GAAP from the termination of interest rates swaps under at September 30, 2003. These unrecognized gains were credited to net income under US GAAP during 2003.

(c)
Investments in equity securities

        Under UK GAAP, the Company accounts for fixed asset investments in other than associated companies at cost less any amounts written off to reflect a permanent diminution in value. Under US GAAP, SFAS 115, "Accounting for Certain Investments in Debt and Equity", requires such investments to be held at fair value. Temporary gains or losses from instruments classified as available for sale are excluded from earnings and recorded within other comprehensive income or loss, which is presented as a separate component of shareholder's equity. A gain or loss is considered to be other than temporary when an investment's fair value falls below its carrying amount and sufficient evidence is not available which indicates that the investment's carrying amount is recoverable within a reasonable period of time. Other than temporary gains or losses are recorded in earnings. Realized gains will not be recovered until the investment is sold.

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

(e)
Stock Compensation

        Under UK GAAP, the cost of stock options is only recognized in net income to the extent the options were granted at a value beneath the market value on the date of grant. Under US GAAP, in accordance with Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), a fair value-based method of accounting for employee stock-based awards is applied. Under SFAS 123, compensation cost is measured at the date awards are granted and is recognized through charges to expense over the employees' service period. In applying SFAS 123, the Company has estimated the fair value of options granted, using the Black-Scholes option pricing model with the following assumptions:

  •
  Risk-free rate of return of 4.2% (2002: 4.8%, 2001: 5.1%),

  •
  Expected life of options of 4 .5 years (2002: 4 years, 2001: 4 years),

  •
  Fair value of options granted in the year ended September 30, 2003 of £13.5 million (2002: £23.0 million, 2001: £8.2 million),

  •
  Expected dividend yield of 4.1% (2002: 6.6%, 2001: 4%) and

  •
  Expected stock volatility of 54% (2002: 50%, 2001: 40%).

        For grants made during 2003:

Option plan	Weighted Average Exercise Price		Weighted Average Fair Value
Sharesave Plans (options granted at a premium to market price)	110	p	38	p
Executive Plans (options granted at market price)	136	p	43	p
DABS and EPP (awards granted at a discount to market price)	Nominal		62	p

        There is no equity divergence for stock compensation as under US GAAP stock compensation is shown as deferred compensation in shareholders' equity and therefore offsets the stock compensation net income divergence.

(f)
Pensions

        Differences between the UK and US GAAP charges arise from the requirement to use different actuarial methods and the method of amortizing surpluses or deficits. A minimum pension liability is recognized under US GAAP when the scheme liabilities (measured as the accumulated benefit obligation) exceed the fair value of scheme assets. This occurred in 2002, resulting in a £140.1 million movement through comprehensive income. As a result of a slight recovery in the fair value of plan assets, £25.3 million of this movement reversed in 2003. A minimum pension liability is not required to be recognized under current UK GAAP requirements.

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

(h)
Acquired film libraries

        Libraries acquired are valued at fair value on acquisition on the basis of projected cash flows and written off, under UK GAAP, over a period of up to 40 years. Under US GAAP (SoP 00-2), the maximum amortization period permitted is 20 years. The adoption of SOP 00-2 resulted in a £9.2 million cumulative adjustment for change in accounting policy relating to the period up to October 1, 2002 and £1.4 million charge for fiscal year 2002. A £2.8 million charge was recorded for fiscal year 2003.

(i)
Lease provision

        Onerous lease provisions can only be made under US GAAP if the property has ceased to be used and is available to be marketed where the market value is lower than the value of the Company's lease obligation. In instances where these criteria are met, a provision is made for the extent of the difference between the market value and the Company's lease obligation.

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

        During the year ended September 30, 2002 the Company determined that deferred tax arising on US GAAP differences in connection with the acquisition of a business prior to September 30, 2000 had been incorrectly calculated. Accordingly, the Company has restated "Taxation effects on the foregoing adjustments" resulting in shareholders' equity in accordance with US GAAP being restated from £1,454.3 million, £971.5 million and £547.9 million to £1,487.0 million, £1,004.2 million and £580.6 million as at September 30, 2000, 2001 and 2002, respectively. There was no effect on net income/(loss) in accordance with US GAAP for all periods presented.

        Under US GAAP, at September 30, 2003, there is a gross deferred tax asset of £16.3 million offset by a valuation allowance of £12.1 million.

(n)
Dividends payable

        Under UK GAAP, final Ordinary share dividends are provided for in the fiscal year in respect of which they are recommended by the Board for approval by the shareholders. Under US GAAP, such dividends are not provided for until the fiscal year in which they have been declared and notice given to the shareholders.

(o)
6.5 Preference Shareholders' equity

        Under UK GAAP, the 6.5 Preference shares are classified as shareholders' equity. Because the preference shares are manditorily redeemable by the Company at the end of the term for cash, under US GAAP the preference shares are not considered part of shareholders' equity and are classified as debt.

(p)
Current Assets

        Current assets under UK GAAP include amounts which fall due after more than one year. Under US GAAP, such assets would be reclassified as non-current assets. See Note 18 of Notes to Consolidated Financial Statements.

(q)
Exceptional Items

        Under US GAAP, exceptional items identified in the Company's UK GAAP Income Statement would be treated as part of income from continuing operations.

(r)
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

        Set out in the table below is UK GAAP information for the Company's US GAAP reportable segments.

Year ended September 30, 2003
	Broadcasting	Screen Advertising	Content	Other	Discontinued Operations	Exceptional Items	Total
	(in millions)
Sales including intra-group	£726.4	£68.1	£165.4	£—	£—	£—	£959.9
Intra-group sales	(7.2)	—	(14.3)	—	—	—	(21.5)

Net sales	719.2	68.1	151.1	—	—	—	938.4
Operating income	52.9	8.3	9.8	(10.4)	—	(10.1)	50.5
Share of operating results of joint ventures and associates	1.1	3.0	—	—	—	—	4.1
Total assets	484.9	114.1	284.6	955.2	—	—	1,838.8

Year ended September 30, 2002
	Broadcasting	Screen Advertising	Content	Other	Discontinued Operations	Exceptional Items	Total
	(in millions)
Sales including intra-group	£746.7	£60.1	£185.0	£—	£—	£—	£991.8
Intra-group sales	(7.3)	—	(19.9)	—	—	—	(27.2)

Net sales	739.4	60.1	165.1	—	—	—	964.6
Operating income	49.2	7.0	5.8	(8.8)	—	4.8	58.0
Share of operating results of joint ventures and associates	(2.1)	(3.4)	—	—	(101.7)	—	(107.2)
Total assets	549.5	102.2	261.1	978.7	—	—	1,891.5

Year ended September 30, 2001
	Broadcasting	Screen Advertising	Content	Other	Discontinued Operations	Exceptional Items	Total
	(in millions)
Sales including intra-group	£788.0	£57.4	£215.8	£28.3	£561.4	£—	£1,650.9
Intra-group sales	(15.3)	—	(34.1)	—	—	—	(49.4)

Net sales	772.7	57.4	181.7	28.3	561.4	—	1,601.5
Operating income	67.1	5.9	(2.9)	(13.3)	43.0	(52.4)	47.4
Share of operating results of joint ventures and associates	(8.0)	(0.4)	—	—	(185.6)	—	(194.0)
Total assets	608.8	76.1	321.6	800.1	65.4	—	1,872.0

        Certain assets (primarily film libraries) have been reallocated in the 2002 and 2001 segmental analysis above in order to be consistent with the 2003 treatment.

(b)
Product analysis

	Year ended September 30,
	2003	2002	2001
	(in millions)
Net sales:
Products	£10.8	£13.6	£363.3
Services	927.6	951.0	1,238.2

	£938.4	£964.6	£1,601.5

Cost of sales:
Products	£9.0	£10.5	£282.0
Services	648.8	687.4	928.5

	£657.8	£697.9	£1,210.5

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

        Barter transactions totaled no more than 0.5% of revenues or operating expenses in 2003, 2002 or 2001.

(d)
Accounts Receivable and Allowance for Doubtful Accounts

        An allowance for doubtful accounts is provided when accounts are determined to be uncollectable. A summary of the changes in the Company's allowance for doubtful accounts for the years ended 2001, 2002 and 2003 follows:

Valuation and Qualifying Accounts

		Additions/Disposals
Description	Balance at beginning of year	Charged to costs and expenses	Charged to other accounts(i)	Deduc- tions(ii)	Balance at end of year
	(in millions)
Year ended September 30, 2001:
Allowance for doubtful accounts (deducted from accounts receivable)	£11.5	£1.1	£(10.2)	£(0.2)	£2.2

Year ended September 30, 2002:
Allowance for doubtful accounts (deducted from accounts receivable)	£2.2	£3.4	£—	£(0.3)	£5.3

Year ended September 30, 2003:
Allowance for doubtful accounts (deducted from accounts receivable)	£5.3	£(1.4)	£—	£(0.2)	£3.7

(i)
Amounts included in this column represent provisions carried in the financial statements of acquired subsidiaries and businesses sold as at the date of acquisition and exchange translation differences.
(ii)
Deductions represent the excess of amounts written off over recoveries.

(e)
Pension costs

        The funded status and reconciliation to the balance sheet of the three principal UK benefit-based plans per US GAAP are as follows:

	At September 30,
	2003	2002	2001
	(in millions)
Accumulated benefit obligation	£460.5	£434.6	£85.4

Fair value of plan assets	£392.9	£357.1	£394.9
Projected benefit obligation	(507.6)	(481.5)	(422.9)

Funded status	(114.7)	(124.4)	(28.0)
Unrecognized prior service costs	2.1	2.8	3.1
Unrecognized gain/(loss)	161.8	187.0	94.8

Net pension asset	£49.2	£65.4	£69.9

        The pension cost for the three principal UK benefit-based plans have been computed as follows:

	Year ended September 30,
	2003	2002	2001
	(in millions)
Service cost	£7.6	£7.1	£8.5
Interest cost	26.7	25.0	25.1
Expected return on assets	(22.2)	(27.2)	(37.4)
Amortization of prior service cost	0.3	0.3	0.3
Recognized net actuarial (gain)/loss	12.0	4.1	—
SFAS88 (gain)/loss	0.5	0.1	5.7

Pension charge/(credit)	£24.9	£9.4	£2.2

        The change during the period in the projected benefit obligation of the three principal UK benefit based plans is as follows:

(in millions)
Benefit obligation as at October 1, 2001	£422.9
Effect of acquisitions	—
Service cost	7.1
Interest cost	25.0
Plan participants' contributions	3.0
Actuarial (gain)/loss	42.5
Benefits paid	(19.1)
Special termination benefits	0.1

Benefit obligation as at September 30, 2002	£481.5

Effect of acquisitions	£—
Service cost	7.6
Interest cost	26.7
Plan participants' contributions	3.4
Actuarial (gain)/loss	9.2
Benefits paid	(18.7)
Curtailments	(2.2)
Special termination benefits	0.1

Benefit obligation as at September 30, 2003	£507.6

        The change during the period in the plan assets of the three principal UK benefit-based plans is as follows:

(in millions)
Fair value of plan assets as at October 1, 2001	£394.9
Actual return on plan assets	(26.6)
Employer contribution	4.9
Plan participants' contributions	3.0
Benefits paid	(19.1)

Fair value of plan assets as at September 30, 2002	£357.1

Actual return on plan assets	£42.4
Employer contribution	8.7
Plan participants' contributions	3.4
Benefits paid	(18.7)

Fair value of plan assets as at September 30, 2003	£392.9

        The principal assumptions made in determining the fair value of plan assets and the projected benefit obligations are as follows:

	At September 30,
	2003	2002	2001
Weighted average discount rate	5.50%	5.50%	6.00%
Rate of compensation increase	3.75%	3.75%	4.00%
Pension increases on benefits accrued post April 5, 1997	2.67%	2.50%	2.67%
Weighted average long-term rate of return on plan assets	6.66%	6.42%	7.20%

        The pension cost under SFAS 87, "Employers' Accounting for Pensions", for the three fiscal years ended September 30, 2003 would have been:

Fiscal year	(in millions)
2001	£8.1
2002	£9.4
2003	£24.9

        The totals above for 2001 include pension costs of £5.9 million from the Technicolor US based defined benefit plan. The Technicolor group of companies was sold in March 2001.

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

        Cash flows arising from taxation and returns on investments and servicing of finance under UK GAAP would, with the exception of dividends paid, be included as operating activities under SFAS 95. Dividend payments would be included as a financing activity. Cash and cash equivalents under US GAAP include liquid financial instruments with original maturities of three months or less, which are not included in the UK GAAP definition of cash.

        The summary consolidated statements of cash flows prepared under US GAAP are set out below:

	Year ended September 30,
	2003	2002	2001
	(in millions)
Net cash provided by operating activities	£72.3	£77.4	£73.9
Net cash by investing activities	(20.1)	45.0	24.7
Net cash provided by financing activities	(96.0)	180.2	(189.5)
Effect of exchange rates changes on cash	0.5	(6.2)	5.6

Net increase/(decrease) in cash and cash equivalents	(43.3)	296.4	(85.3)
Cash and cash equivalents at beginning of year	552.9	256.5	341.8

Cash and cash equivalents at end of year	£509.6	£552.9	£256.5

(g)
Recent US Pronouncements

        In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" ("FAS 148"). This standard amends FAS 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock- based employee compensation. It also amends the disclosure provisions of FAS 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, FAS 148 amends APB Opinion No. 28, "Interim Financial Reporting", to require disclosure about those effects in interim financial information. This statement is effective for fiscal years beginning after December 15, 2002. The Company does not expect this statement to have a material impact on the financial statements.

        In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin (ARB) 51". FIN 46 addresses the consolidation of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIE") by clarifying the application of ARB No. 51, "Consolidated Financial Statements" to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 provides guidance on how to determine when and which business enterprise (the "primary beneficiary") should consolidate the VIE. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures.

        The disclosure provisions of FIN 46 are effective in all financial statements initially issued after January 31, 2003. FIN 46 is required to be immediately applied by all entities with a variable interest in a

VIE created after January 31, 2003. A public entity with a variable interest in a VIE created before February 1, 2003 is required to apply FIN 46 to that entity no later than the end of the first interim or annual reporting period ending after March 15, 2004. The Company does not expect this interpretation to have a material impact on the financial statements.

        In January 2003, the Emerging Issues Task Force ("EITF") issued EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables". EITF 00-21 addresses the issues of how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. EITF 00-21 does not change otherwise applicable revenue recognition criteria. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company does not expect EITF 00-21 to have a material impact on the financial statements.

        In April 2003, the FASB issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("FAS 149"), which clarifies the circumstances in which a contract with an initial net investment meets the characteristic of a derivative and when a derivative contains a financing component. In addition, the statement amends the definition of an underlying to conform to language used in FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", and certain other existing pronouncements. The statement is effective prospectively for contracts entered into or modified, and for hedging relationships designated, after June 30, 2003. The Company does not expect this statement to have a material impact on the financial statements.

        In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("FAS 150"), which requires issuers to classify certain freestanding financial instruments as liabilities. These freestanding financial instruments include mandatorily redeemable financial instruments, obligations to repurchase the issuer's equity shares by transferring assets and certain obligations to issue a variable number of shares. The statement is effective for financial instruments entered into or modified after May, 31 2003. The Company does not expect this statement to have a material impact on the financial statements.

GLOSSARY OF TERMS

ACT	Advance Corporation Tax
ADR	American Depositary Receipt
ADS	American Depositary Share
AGM	Annual General Meeting
Annual licence fee	The annual cash bid paid by a Channel 3 license holder
ASB	Accounting Standards Board (UK)
BARB	Broadcasters Audience Research Board
BBC	British Broadcasting Corporation
BSC	Broadcasting Standards Council
Commercial impact	One commercial impact represents the viewer watching a 30 second advertisement
CRR	Contract Rights Renewal
DABS	Deferred Annual Bonus Plan
DSAT	Digital satellite television
DTT	Digital terrestrial television
EITF	Emerging Issues Task Force
EMTN	Euro Medium Term Note
EPP	Equity Participation Plan
ESOP	Employee share ownership plan
FASB	Financial Accounting Standards Board (US)
FURBS	Funded, unapproved retirement benefit scheme
High Court	High Court of Justice in England
idTV	Integrated digital television
ITC	Independent Television Commission
ITV	The regional Channel 3 licenses collectively
ITV1	National free-to-air commercial television channel
ITV convertible shares	Convertible shares of 10p each in the capital of ITV plc
ITV Network	ITV Network Limited, a company limited by guarantee of which each of the 15 regional Channel 3 licenses is a member and which owns and operates the ITV Network Centre
ITV Network Centre	The central facility, owned and operated by ITV Network, which provides the national schedule for ITV1 and commissions programs centrally on behalf of the regional Channel 3 licensees
ITV ordinary shares	Ordinary shares of 10p each in the capital of ITV plc
ITV plc	The new holding company which will acquire Carlton and Granada under the terms of the Merger, incorporated in England and Wales with registered number 4967001
LTIS	Long-Term Incentive Share Plan
Merger	The proposed Merger of Carlton and Granada
Multiplex	A single block of spectrum able to transmit a number of television channels
NAR	Net advertising revenue
Ofcom	Office of Communications
OFT	Office of Fair Trading
ONdigital	ONdigital 1998 plc (formerly ITV Digital plc) and ONdigital 1998 (Services) Limited (formerly ITV Digital (Services) Limited)
PFIC	Passive foreign investment company
PPV	Pay-per-view
PQR	Percentage of qualifying revenue—revenue charge paid by a Channel 3 license holder
Qualifying Revenue Charge	See PQR above

Quest	Qualifying employee share ownership trust
RPI	Retail Price Index—a UK economic price index
SAYE	Save As You Earn
SDRT	Stamp Duty Reserve Tax
SEC	Securities and Exchange Commission
Secretary of State	UK Secretary of State for Trade and Industry
STB	Set top box
TSR	Total shareholder return
UK	United Kingdom
UK GAAP	United Kingdom generally accepted accounting principles
US	United States
US GAAP	United States generally accepted accounting principles
X-CAP	US$150 million Exchangeable Capital Securities of the Company

CONSENT OF INDEPENDENT ACCOUNTANTS

        We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 33-14877, 333-10392 and 333-10394) of Carlton Communications Plc of our report dated November 26, 2003 relating to the financial statements of Carlton Communications Plc which appear in this Form 20-F.

PRICEWATERHOUSECOOPERS LLP
Chartered Accountants

London, England
January 29, 2004